     As filed with the Securities and Exchange Commission on March  , 1999
                                                      Registration No. 333-56153
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                         Post-Effective Amendment No. 1
                                       to
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                --------------

                            REUNION INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                                --------------

        Delaware                      3089                  06-1439715
    (State or Other       (Primary Standard Industrial   (I.R.S. Employer
      Jurisdiction        Classification Code Number)  Identification No.)
  of Incorporation or
     Organization)

                              One Stamford Landing
                              62 Southfield Avenue
                          Stamford, Connecticut 06902
                                 (203) 324-8858
  (Address, including ZIP code, and telephone number, including area code, of
                   Registrant's Principal Executive Offices)

                                --------------

 Name, address, including ZIP code, and telephone number, including area code, of Agent for Service:

         Richard L. Evans                          Copies to:
     Reunion Industries, Inc.                Herbert B. Conner, Esq.
       One Stamford Landing                 Stephen W. Johnson, Esq.
       62 Southfield Avenue                    Buchanan Ingersoll
    Stamford, Connecticut 06902             Professional Corporation
          (203) 324-8858                        One Oxford Centre
                                          301 Grant Street, 20th Floor
                                         Pittsburgh, Pennsylvania 15219
                                                 (412) 562-8800

                                --------------
  Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective time of the merger described in this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                                  Proposed       Proposed Maximum   Amount of
  Title of Each Class of       Amount to be   Maximum Offering  Aggregate Offering Registration
Securities to be Registered  Registered(1)(2) Price Per Unit(2)      Price(2)       Fee(3)(4)
-----------------------------------------------------------------------------------------------
 Common Stock, par value
  $.01...................    9,000,000 shares  Not Applicable     Not Applicable      $0.24
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) This Post-Effective Amendment No. 1 amends the Registrant's Registration Statement on Form S-4, as amended (Registration No. 333-56153) filed on June 26, 1998, and includes additional material information regarding the merger of Chatwins Group, Inc. into the Registrant.
(2) Represents the maximum number of shares to be issued in connection with the merger. Estimated solely for the purpose of calculating the registration fee.
(3) Pursuant to Rule 457(f)(2), the registration fee is computed on the basis of one-third of the aggregate par value of the capital stock of Chatwins Group to be cancelled in the Merger, Chatwins Group having an accumulated capital deficit. The calculation of the registration fee is as follows:
    (.000295) x ( 1/3 of $2,474.46).
(4) Previously paid.

                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            REUNION INDUSTRIES, INC.
                              One Stamford Landing
                              62 Southfield Avenue
                               Stamford, CT 06902

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                            TO BE HELD JUNE 8, 1999

To the Stockholders of Reunion
 Industries, Inc.:

   NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of REUNION INDUSTRIES, INC., a Delaware corporation ("Reunion Industries"), will be held at the Holiday Inn Select Stamford, 700 Main Street, Stamford, Connecticut, at 10:00 a.m., local time, on June 8, 1999, for the following purposes:

     1. To consider and act upon a proposal to approve the merger agreement, dated as of March 30, 1999 between Reunion Industries and Chatwins Group, Inc., a Delaware corporation that currently owns approximately 38% of Reunion Industries' outstanding common stock ("Chatwins Group"). The merger agreement provides, among other things, for (i) Chatwins Group to be merged with and into Reunion Industries, (ii) the conversion of the common stock of Chatwins Group outstanding immediately prior to the merger into the right to receive an aggregate of 8,500,000 shares of Reunion Industries common stock plus up to an additional 500,000 shares of Reunion Industries common stock if Chatwins Group and certain other business units achieve specified performance levels in 1999, and (iii) the conversion of the outstanding preferred stock of Chatwins Group into preferred stock of Reunion Industries;

     2. To elect six directors to the Board of Directors of Reunion Industries; and

     3. To transact such other business as may properly come before the meeting.

   The Board of Directors of Reunion Industries has fixed the close of business on April 23, 1999, as the record date for the determination of stockholders of Reunion Industries entitled to notice of and to vote at the annual meeting and at any adjournment thereof. Only holders of record on such date will be entitled to vote at the annual meeting. A copy of the proxy statement/prospectus relating to the annual meeting and a form of proxy is being provided to you along with this notice. The proxy statement/prospectus also describes the manner in which the shares of Reunion Industries' common stock will be issued to the stockholders of Chatwins Group in connection with the merger.

   You are urged to read the attached material carefully. It is important that your shares be represented at the Reunion Industries annual meeting. Whether or not you plan to attend the annual meeting, you are requested to complete, date, sign and return the enclosed proxy card promptly in the enclosed pre-addressed and postage-paid envelope so that it will be received no later than June 3, 1999. If you attend the annual meeting, you may vote in person if you wish, even though you have previously returned your proxy. Action may be taken on any of the above items at the annual meeting or on any date to which the annual meeting has been adjourned or postponed.

   PLEASE COMPLETE, DATE, SIGN AND MAIL THE ENCLOSED PROXY IN THE ACCOMPANYING RETURN ADDRESSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO AT ANY TIME BEFORE THE ANNUAL MEETING BY DELIVERING TO REUNION INDUSTRIES A WRITTEN NOTICE OF REVOCATION OR A DULY EXECUTED PROXY BEARING A LATER DATE OR BY ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON.

                                        By Order of the Board of Directors,

                                        Richard L. Evans
                                        Secretary

Stamford, Connecticut
April  , 1999

                            REUNION INDUSTRIES, INC.
                              One Stamford Landing
                              62 Southfield Avenue
                          Stamford, Connecticut 06902

                           PROXY STATEMENT/PROSPECTUS
       for the Annual Meeting of Stockholders of Reunion Industries, Inc.
                            to be held June 8, 1999
                                      and
                           for the issuance of up to
 9,000,000 shares of Reunion Industries, Inc. Common Stock, Par Value $.01 Per
                                     Share,
                                in the Merger of
               Chatwins Group, Inc. into Reunion Industries, Inc.

   This proxy statement/prospectus constitutes (i) a proxy statement, by which the Board of Directors of Reunion Industries is soliciting proxies for the Reunion Industries annual meeting of stockholders to be held at the Holiday Inn Select Stamford, 700 Main Street, Stamford, Connecticut, at 10:00 a.m., local time, on June 8, 1999, and (ii) a prospectus for the issuance of up to 9,000,000 shares of Reunion Industries common stock in the merger of Chatwins Group, Inc. into Reunion Industries.

   This proxy statement/prospectus also constitutes notice to Chatwins Group stockholders of appraisal rights with respect to the merger pursuant to Section 262 of the Delaware General Corporation Law.

   This proxy statement/prospectus is first being mailed to stockholders of Reunion Industries on or about April , 1999.

   The information in this proxy statement/prospectus is not complete and may be changed. Reunion Industries may not issue the Reunion Industries common stock in the merger until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell such securities and it is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

   The common stock of Reunion Industries is listed for quotation on the NASDAQ Small-Cap Market under the symbol "RUNI" and traded on the Pacific Exchange, Inc. under the symbol "RUN."

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Reunion Industries common stock to be issued in the merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   Consider carefully the risk factors beginning on page 16 in this proxy statement/prospectus.

           The date of this proxy statement/prospectus is    , 1999.

                           PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS

                                                                          Page
Description                                                              Number
-----------                                                              ------
QUESTIONS AND ANSWERS ABOUT THE MERGER..................................     1

SUMMARY.................................................................     3

RISK FACTORS............................................................    16

THE ANNUAL MEETING......................................................    22

PROPOSAL 1: THE MERGER..................................................    24

  OTHER MERGER-RELATED MATTERS..........................................    57

  DESCRIPTION OF CAPITAL STOCK; DIVIDENDS; TRANSFER AGENT...............    62
  COMPARATIVE RIGHTS OF SECURITY HOLDERS................................    64

  MERGER-RELATED TRANSACTIONS...........................................    66

  INTERESTS OF CERTAIN PERSONS IN THE MERGER............................    68

  LEGAL MATTERS.........................................................    70

  REUNION INDUSTRIES, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA
   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS..........................    71

  REUNION INDUSTRIES, INC. AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA
   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS..........................    74

  INFORMATION ABOUT REUNION INDUSTRIES..................................    77

  INFORMATION ABOUT CHATWINS GROUP......................................    95

  OWNERSHIP INFORMATION.................................................   116

  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND MATERIAL CONTACTS
   WITH THE COMPANY BEING ACQUIRED......................................   118

PROPOSAL 2: THE ELECTION OF DIRECTORS...................................   125

EXPERTS.................................................................   134

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..............................   F-1

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS......................   F-2

REUNION INDUSTRIES, INC. FINANCIAL STATEMENTS AND NOTES.................   F-3

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS......................  F-35

CHATWINS GROUP, INC. FINANCIAL STATEMENTS AND NOTES.....................  F-36

ANNEX A--MERGER AGREEMENT DATED AS OF MARCH 30, 1999 BETWEEN REUNION
 INDUSTRIES, INC. AND CHATWINS GROUP, INC...............................  A-1

ANNEX B--OPINION DATED MARCH 30, 1999 OF LEGG MASON WOOD WALKER,
 INCORPORATED, TO THE BOARD OF DIRECTORS OF REUNION INDUSTRIES, INC.....  B-1

ANNEX C--DELAWARE GENERAL CORPORATION LAW SECTION 262:
 APPRAISAL RIGHTS.......................................................  C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

                             PROPOSAL 1: THE MERGER
Q: What is the merger?

A: Reunion Industries and Chatwins Group, Inc. have agreed to merge. In the merger:

  . the outstanding common stock of Chatwins Group will be converted into a total of 8,500,000 shares of Reunion Industries common stock, plus up to an additional 500,000 shares of Reunion Industries common stock if Chatwins Group and certain other business units achieve specified performance levels in 1999

  . the preferred stock of Chatwins Group outstanding will be converted into Reunion Industries 10% redeemable Series A preferred stock with an aggregate initial redemption price of $8.7 million, assuming that the merger occurs on June 29, 1999

  The merger agreement, which is the legal document governing the merger, is attached as Annex A.

Q: What will happen to outstanding shares of Reunion Industries common stock in the merger?

A: Except for shares of Reunion Industries common stock and warrants to purchase common stock held by Chatwins Group, which will be retired, currently outstanding shares of Reunion Industries common stock will remain outstanding after and will be unaffected by the merger. After the merger:

  . shares of Reunion Industries common stock will reflect the combined assets and businesses of Reunion Industries and Chatwins Group

  . former stockholders of Chatwins Group will own approximately 78% of the outstanding shares of Reunion Industries common stock

  The Reunion Industries preferred stock issued in the merger and in a related acquisition will be senior to the Reunion Industries common stock.

Q: What vote is required to approve the merger?

A: Under Delaware law, the merger agreement must be approved by a majority of the [3,900,065] shares of Reunion Industries common stock outstanding in order for the merger to occur. Directors and executive officers of Reunion Industries and their affiliates, including Chatwins Group, who we expect to vote in favor of the merger agreement, own [1,887,455] shares, or [48.4]%, of Reunion Industries common stock.

  The merger agreement has already been approved by the holders of a majority of the Chatwins Group common stock outstanding, as required for the merger to occur.

Q: Is the merger taxable?

A: Reunion Industries expects the merger to be tax free. The merger is structured so that neither Chatwins Group stockholders nor Reunion Industries stockholders should recognize any gain or loss for U.S. federal income tax purposes in the merger, except with respect to any cash that the Chatwins Group stockholders will receive in lieu of fractional shares.

Q: Are Reunion Industries stockholders entitled to appraisal rights?

A: No. Under Delaware law, holders of Reunion Industries common stock are not entitled to appraisal rights in connection with the merger.

Q: Are Chatwins Group stockholders entitled to appraisal rights?

A: Yes. Under Delaware law, holders of Chatwins Group common stock have the right to demand payment of the "fair value" of their shares, as determined by a court, in cash. It is a condition of the merger that the holders of not more than 5% of Chatwins Group common stock exercise their appraisal rights. To exercise your appraisal rights you must carefully follow the procedures described in this proxy statement/prospectus.

Q: When do you expect to complete the merger?

A: We expect to complete the merger late in the second quarter of 1999.
   However, we cannot predict the exact timing of the merger because it is subject to certain conditions, including Reunion Industries having obtained certain financing.

Q: How do Reunion Industries stockholders vote?

A: To vote, mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares will be represented at the annual meeting. You may also vote in person at the annual meeting.

Q: Can I change my vote?

A: Yes. You may change your vote by delivering a later-dated, signed proxy card to Reunion Industries' corporate secretary before the annual meeting, or by attending the annual meeting and voting in person.

Q: Whom can I call with questions?

A: If you have any questions about the merger or the annual meeting, please call Richard L. Evans, Secretary, Reunion Industries, at (203) 324-8858.

                                    SUMMARY

   This summary highlights selected information from this proxy statement/prospectus, and may not contain all of the information that is important to you. To better understand the merger and to obtain a more complete description of the legal terms of this transaction, you should read this entire document carefully. See also "Where You Can Find More Information" on page 14.


The Annual Meeting (see page 22)

   The annual meeting of the Reunion Industries stockholders will be held on June 8, 1999, at 10:00 a.m. local time at the Holiday Inn Select Stamford, Stamford, Connecticut.

   The record date for the Reunion Industries stockholders entitled to receive notice of and to vote at the Reunion Industries annual meeting is the close of business on April 23, 1999. On that date, there were [3,900,065] shares of Reunion Industries common stock outstanding.

   The purpose of the annual meeting is:

  . to approve the merger agreement

  . to elect six directors to the Board of Directors

  . to take action on any other matters properly brought before the meeting

The Companies

Reunion Industries, Inc. One
 Stamford Landing 62 Southfield
 Avenue Stamford, Connecticut 06902
 (203) 324-8858

   Reunion Industries manufactures high volume, precision plastic products and provides engineered plastics services through its wholly-owned subsidiary, Oneida Rostone Corp. ("ORC") . ORC designs and produces injection molded parts and provides secondary services such as hot stamping, welding, printing, painting and assembly of such products. In addition, ORC designs and builds custom molds at its tool shops to produce component parts for specific customers. ORC also compounds and molds thermoset polyester resins. ORC's products are primarily sold to original equipment manufacturers.

Reunion Industries is also engaged in wine grape agricultural operations in Napa County, California.

Chatwins Group, Inc. 300 Weyman
 Plaza Suite 340 Pittsburgh,
 Pennsylvania 15236 (412) 885-5501

   Chatwins Group designs, manufactures and markets a broad range of fabricated and machined metal industrial parts and products through its six manufacturing divisions:

  . ""CP Industries" produces large, seamless pressure vessels for highly pressurized gases

  . ""Klemp'' produces high quality steel and aluminum grating

  . ""Hanna'' produces industrial hydraulic and pneumatic cylinders

  . ""Alliance Machine" produces industrial cranes and large mill equipment

  . ""Steelcraft'' produces cold-rolled steel leaf springs

  . ""Auto-Lok" produces high quality roll formed storage racks

   These products are primarily sold to original equipment manufacturers and end-users in a variety of industries.

The Merger (see page 24)

   The proposed merger involves the following:

  . Chatwins Group will merge with and into Reunion Industries and its independent corporate existence will cease

  . the common stock of Chatwins Group outstanding prior to the merger will be converted into the right to receive a total of 8,500,000 shares of Reunion Industries common stock plus up to an additional 500,000 shares of Reunion Industries common stock if Chatwins Group and two business units--King-Way and NAPTech--being acquired by Reunion Industries as described below, achieve specified performance levels in 1999

  . shares of Chatwins Group preferred stock outstanding immediately prior to the merger will be converted into the right to receive new Reunion Industries 10% redeemable Series A preferred stock, having an aggregate initial redemption price of $8.7 million assuming the merger occurs on June 29, 1999

  . the Reunion Industries common stock currently held by Chatwins Group will be retired

  . after the merger, the former stockholders of Chatwins Group will own approximately 78% of Reunion Industries common stock

Reunion Industries' Reasons for the Merger (see page 27)

   The Board of Reunion Industries has determined that the merger provides Reunion Industries with the opportunity to combine with Chatwins Group on terms that are fair from a financial point of view to Reunion Industries and its stockholders other than Chatwins Group. This determination is supported by an opinion letter of Legg Mason Wood Walker, Incorporated which is described below. The Board believes that the merger will, among other things:

  . strengthen Reunion Industries' financial condition and make additional financing more feasible

  . be accretive to Reunion Industries' earnings on a pro forma and projected basis

  . permit Reunion Industries to broaden its strategic focus


  . increase the net operating loss carryforwards that Reunion Industries will be able to utilize before they expire

   Importantly, as to the first point, based on discussions with its financial advisor in connection with the high-yield debt offering referred to below, management believes that the merger will make obtaining additional financing more feasible. Without additional financing, management believes that Reunion Industries will not have sufficient liquidity to meet its cash obligations as they become due over the next 12 months. As discussed more fully below, completion of the merger is a condition to the completion of a proposed $100 million high-yield debt offering and a refinancing transaction by Reunion Industries. See "--High-Yield Debt Offering" and "--Refinancing Transaction."

Opinion of Reunion Industries' Financial Advisor (see page 28)

   Reunion Industries' financial advisor with respect to the merger, Legg Mason Wood Walker, Incorporated, has given a written opinion to Reunion Industries' Board of Directors that, as of March 26, 1999, the consideration to be paid in the merger is fair from a financial point of view to Reunion Industries and its stockholders other than Chatwins Group. The opinion is subject to the qualifications and limitations referred to in the opinion. This opinion is attached to this proxy statement/prospectus as Annex B and we encourage you to read it carefully.

Chatwins Group Reasons for the Merger (see page 41)

   The Board of Chatwins Group has determined that the merger is in the best interests of Chatwins Group. The Board believes that the merger will, among other things:

  . make borrowing less expensive and less restrictive

  . provide Chatwins Group stockholders with the liquidity of a publicly-traded stock

  . give Chatwins Group the opportunity to shelter a portion of its future earnings from
   taxation by using Reunion Industries' net operating loss carryforwards

   The Chatwins Group Board determined that the terms of the merger by which these benefits will be realized are fair to and in the best interests of Chatwins Group and its stockholders.

Terms of the Merger Agreement (see page 42)

   The merger agreement between Reunion Industries and Chatwins Group, which is the legal document that governs the merger, is attached as Annex A. We encourage you to read this document. Reunion Industries has also filed with the Securities and Exchange Commission other related documents as exhibits to its registration statement. Please see the section titled "Where You Can Find More Information," on page 12, for instructions on how to obtain copies of those exhibits.

Merger Consideration

   The consideration Reunion Industries will pay in the merger is set forth above, immediately under the section titled "--The Proposed Merger."

Conditions to Consummation of the Merger (see page 46)

   Reunion Industries will complete the merger only if certain conditions are satisfied or waived, including the following:

  . approval of the merger agreement by the stockholders of Reunion
    Industries and Chatwins Group and the exercise of dissenters rights by the holders of not more than 5.0% of Chatwins Group common stock

  . receipt of a fairness opinion by the Board of Reunion Industries, a condition which has been satisfied

  . there having occurred no material adverse change in the business, financial condition or results of operations of Reunion Industries or Chatwins Group

  . Chatwins Group having caused all of its outstanding warrants either to be converted into common stock or to terminate

  . Reunion Industries having obtained financing sufficient to redeem
    Chatwins Group's $50 million 13% Senior Notes and to provide adequate working capital after the merger

Termination (see page 47)

   The merger agreement may be terminated in the following circumstances:

  . by mutual consent of Reunion Industries and Chatwins Group

  . by Reunion Industries or Chatwins Group at any time if for any reason the merger shall not have been consummated within 120 days after the date of the merger agreement and the failure to consummate the merger is not caused by a breach of the merger agreement by the terminating party

  . by Reunion Industries if there has been a misrepresentation or breach on the part of Chatwins Group in its representations, warranties and covenants which has not been cured or waived

  . by Chatwins Group if there has been a misrepresentation or breach on the part of Reunion Industries in its representations, warranties and covenants which has not been cured or waived

  . by either party if any court of competent jurisdiction or other competent governmental or regulatory authority shall have issued a nonappealable order restricting, preventing or otherwise prohibiting the merger

Amendment or Extension (see page 47)

   Consistent with Delaware law, the merger agreement provides that Reunion Industries and Chatwins Group may, by mutual agreement, amend, modify, supplement, extend or abandon the merger agreement at any time prior to the effective time of the merger, even following stockholder approval. The merger agreement permits the boards of directors of Reunion Industries and Chatwins Group to amend the merger agreement after stockholder approval, if the amendment does not (i) alter or change the amount or kind of merger consideration received, (ii) alter or change any term of the certificate of incorporation of Reunion Industries, or (iii) alter or change any of the terms and conditions of the merger agreement if such change would adversely affect the holders of any class or series of securities held by such stockholders.

Accounting Treatment (see page 60)

   Reunion Industries will account for the merger as a purchase under APB Opinion No. 16, "Business Combinations." Chatwins Group will be the acquirer for purposes of applying purchase accounting to the merger, and, therefore, Chatwins Group's assets and liabilities will continue to be carried at their historical book values after the merger, and 62% of Reunion Industries' assets and liabilities (representing the percentage of Reunion Industries common stock not currently owned by Chatwins Group) will be revalued at the time of the merger with the excess of (i) the "purchase price" of the merger over (ii) the fair value of 62% of Reunion Industries' assets and liabilities designated as goodwill to be amortized by Reunion Industries over fifteen years.

Post-Merger Board of Directors (see page 53)

   The merger agreement provides that, upon completion of the merger, Reunion Industries will increase the number of directors on its Board by two and that Chatwins Group will designate the persons to fill these positions.

Federal Income Tax Consequences (see page 57)

   Reunion Industries expects the merger to qualify as a tax-free reorganization for federal income tax purposes, so no gain or loss will be recognized by Chatwins Group stockholders or Reunion Industries stockholders in the merger, except to the extent that Chatwins Group stockholders receive cash for fractional share interests. Neither Reunion Industries nor Chatwins Group has requested a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the merger.

Appraisal Rights (see page 48)

   Under Delaware law:

  . holders of Reunion Industries common stock will not have appraisal rights in connection with the merger

  . holders of Chatwins Group common stock have the right to demand payment of fair value for their shares, in cash, as determined by a court, in lieu of the Reunion Industries common stock they are entitled to receive in the merger

   It is a condition to the merger that the holders of not more than 5% of Chatwins Group common stock exercise appraisal rights. This condition may be waived by Reunion Industries and Chatwins Group. Chatwins Group stockholders who desire to exercise their appraisal rights must carefully follow the procedures described in this proxy statement/prospectus.

Stock Listing

   Reunion Industries' common stock will continue to be listed on the Pacific Exchange and NASDAQ Small Cap Market after the merger.

High-Yield Debt Offering

   Concurrent with the solicitation of proxies for approval of the merger at the annual meeting, Reunion Industries is pursuing an offering of up to $100 million of senior unsecured notes which are expected to carry an interest rate of 10 3/4% to 11 3/4% per annum, or higher, and to be due in 10 years. Completion of the merger and the acquisitions of King-Way and NAPTech are effectively conditions to completion of that offering as currently contemplated. The proceeds of the offering will be used (i) to redeem Chatwins Group's $50 million 13% Senior Notes, the redemption of which is a condition to the merger, and (ii) to refinance a portion of Reunion Industries' bank debt and the indebtedness assumed by Reunion Industries in connection with the acquisitions of King-Way and NAPTech, described below.

   This proxy statement/prospectus is not an offer of those notes. The notes to be offered will not be registered under the securities laws and may not be offered or sold in the U.S. absent registration or an exemption from registration.

There is no assurance that Reunion Industries will be able to consummate this high-yield debt offering on favorable terms or at all. This possible transaction is sometimes referred to in this proxy statement/prospectus as the "high-yield debt offering."

Refinancing Transaction (see page 66)

   Reunion Industries currently anticipates that on or about the effective time of the merger, it will enter into senior secured credit facilities totaling up to $70.0 million with Bank of America Business Credit. These credit facilities are expected to have three components: (i) a $50.0 million revolving credit facility, (ii) a $15.0 million term loan facility amortizing in 28 quarterly principal payments, and (iii) a $5.0 million capital expenditure term facility amortizing in 20 quarterly principal payments. These three facilities have a three-year initial term and automatically renew for additional one-year increments unless either party gives the other notice of termination prior to the beginning of the next one-year term.

   Reunion Industries will be required to pay certain closing, commitment and agent fees in connection with these credit facilities. These credit facilities will be secured by a first priority lien on substantially all of the assets of Reunion Industries (which, after the merger, will include the assets of Chatwins Group).

   There is no assurance that Reunion Industries will be able to complete this refinancing transaction on favorable terms or at all. This possible refinancing transaction is sometimes referred to in this proxy statement/prospectus as the "refinancing transaction."

King-Way Acquisition

   Reunion Industries has entered into a merger agreement dated as of March 30, 1999 providing for the acquisition of Stanwich Acquisition Corp., which does business as King-Way Material Handling Company ("King-Way"). King-Way is a materials handling company that is expected to be combined with the Auto-Lok division of Chatwins Group after the merger. For the year ended December 31, 1998, King-Way had total sales of approximately $17.5 million. At December 31, 1998, King-Way had total assets of approximately $20.8 million. In the acquisition, Reunion Industries will:

  . pay $100,000 in cash in exchange for the common stock of King-Way

  . issue shares of new Reunion Industries Series B preferred stock in exchange for shares of King-Way preferred stock

  . assume approximately $13.8 million of King-Way indebtedness, which indebtedness was incurred or replaces indebtedness that was incurred in connection with the acquisition of King-Way by its current owners

   The new Series B preferred stock will be redeemable for $5,000,000 (plus accrued but unpaid dividends), will accrue a cumulative annual dividend of 15% on $5,000,000 ($1.2 million of dividends will have been deemed accrued at the time of issuance), will be senior as to dividends to shares of Reunion Industries common stock and Series A preferred stock and, as to assets upon liquidation, will be junior in right of payment to the Series A preferred stock and senior in right of payment to the common stock.

   Completion of the merger between Reunion Industries and Chatwins Group and the high-yield debt offering as presently contemplated are conditions to completion of the King-Way acquisition. Reunion Industries stockholder approval is not required for the King-Way acquisition. There is no assurance that Reunion Industries will be able to successfully complete the King-Way acquisition.

   Mr. Charles E. Bradley, Sr., who is the President and Chief Executive Officer and, after the merger is expected to become the Chairman of Reunion Industries, owns 42.5% of the common stock of King-Way. His son, Mr. Kimball Bradley, who is expected to become Executive Vice President of Reunion Industries effective upon the merger, owns 42.5% of the common stock of King-Way and Mr. Richard L. Evans, Executive Vice President, Chief Financial Officer and Secretary of Reunion Industries, owns 15% of the common stock of King-

Way. Stanwich Financial Services is the holder of $7.6 million of debt and 100% of the preferred stock of King-Way and will be the owner of the Reunion Industries Series B preferred stock after the King-Way acquisition. Mr. Charles
E. Bradley, Sr. owns 42.5% of the common stock of Stanwich Holdings, Inc., the parent of Stanwich Financial Services Corp.; Mr. Charles E. Bradley, Jr. owns 42.5% of the common stock of Stanwich Holdings; and Mr. John G. Poole, who is a director and is expected to become the Vice-Chairman of Reunion Industries, owns 7.5% of the common stock of Stanwich Holdings. See also "--Interests of Certain Persons in the Merger."

   Based on a number of factors, including (i) the importance of the King-Way acquisition to the high-yield debt offering as presently contemplated, (ii) the fact that the proposed purchase price represents only a small premium over the purchase price paid for King-Way by the current owners plus their carrying costs, and (iii) the advice of an independent financial advisor, the Board of Directors of Reunion Industries (including, by separate vote, the independent directors with respect to the transaction, consisting of Messrs. Amonett, Cassidy, Clerihue, Myers and Poole) determined the transaction to be in the best interests of Reunion Industries and its stockholders and unanimously approved the agreement providing for the King-Way acquisition.

NAPTech Acquisition

   Reunion Industries has entered into a merger agreement dated as of March 30, 1999 for the acquisition of NPS Acquisition Corp., doing business as NAPTech Pressure Systems ("NAPTech"). NAPTech manufactures seamless steel pressure vessels and is expected to be combined with the CP Industries division of Chatwins Group after the merger. For the year ended December 31, 1998, NAPTech had total sales of approximately $6.2 million. At December 31, 1998, NAPTech had total assets of approximately $9.0 million.

   In the acquisition, Reunion Industries will:

  . pay $10,000 in exchange for the common stock of NAPTech

  . assume approximately $7.4 million of indebtedness of NAPTech incurred in connection with the acquisition of NAPTech by its present owner

   Completion of the merger between Reunion Industries and Chatwins Group and the high-yield debt offering referred to above are conditions to the completion of the NAPTech acquisition. Reunion Industries' stockholder approval is not required for the NAPTech acquisition. There is no assurance that Reunion Industries will be able to successfully complete the NAPTech acquisition.

   Mr. Charles E. Bradley, Sr. owns all of the common stock of NAPTech and is the guarantor on the indebtedness that will be assumed by Reunion Industries in the acquisition. Mr. Bradley will receive all of the consideration paid by Reunion Industries for NAPTech plus a fee of $90,000 for the personal guaranty he gave for the acquisition indebtedness. See also "--Interests of Certain Persons in the Merger."

   Based on a number of factors, including (i) the fact that the proposed purchase price represents only a small premium over the purchase price paid for NAPTech by the current owner, and (ii) the advice of an independent financial advisor, the Board of Directors of Reunion Industries (including, by separate vote, the independent directors with respect to the transaction, consisting of Messrs. Amonett, Cassidy, Clerihue, Myers and Poole) determined the transaction to be in the best interests of Reunion Industries and its stockholders and unanimously approved the agreement providing for the NAPTech acquistion.

Interests of Certain Persons in the Merger (see page 68)

   Certain relationships between the directors, officers and stockholders of Reunion Industries and Chatwins Group could raise the question of conflicts of interest in the negotiation of the terms and conditions of the merger. Those relationships include the following:

  . Mr. Charles E. Bradley, Sr., a director and the President and Chief
    Executive Officer of Reunion Industries, is the Chairman and a director of Chatwins Group and a beneficial owner of approximately 48% of the outstanding common stock of Chatwins Group

  . Mr. Poole, a director of Reunion Industries, is a director of Chatwins
    Group and a beneficial owner of approximately 67% of the outstanding common stock of Chatwins Group

  . Thomas L. Cassidy, a director of Reunion Industries, was a director of Chatwins Group until June 1997 and beneficially owns 100 shares of Chatwins Group common stock

  . Mr. Bradley, Mr. Poole and Mr. Cassidy are holders of Chatwins Group notes and Mr. Bradley and Mr. Poole are beneficial owners of the Chatwins Group preferred stock

   Because of these potential conflicts of interest, the independent directors of Reunion Industries negotiated and separately considered and approved the merger agreement between Reunion Industries and Chatwins Group and the merger provided for therein.

Shares Eligible for Future Sale (see page 61)

   Chatwins Group stockholders who, at the time the merger agreement is submitted to Chatwins Group for approval, are deemed to be affiliates of Reunion Industries for purposes of Rule 145 under the Securities Act of 1933 will be subject to certain restrictions on the resale of the Reunion Industries common stock received by them in the merger. Chatwins Group stockholders who are not Reunion Industries affiliates may resell the Reunion Industries common stock acquired by them in the merger free of these restrictions.

Exemption of Merger from and Extension of Transfer Restrictions; Preservation of Tax Benefits (see page 58)

   Under the Internal Revenue Code of 1986, as currently in effect (the "Code"), net operating loss carryforwards for federal tax purposes offset taxable income in future years and generally eliminate income taxes otherwise payable on such taxable income. As of December 31, 1998, Reunion Industries' net operating loss carryforwards were approximately $258.1 million.

   Reunion Industries established certain transfer restrictions on its common stock to prevent ownership changes from occurring which would trigger an adverse effect on its net operating loss carry-forwards under the Code. The Board of Directors of Reunion Industries has exempted the shares to be issued in the merger from the transfer restrictions and has extended the transfer restrictions until at least the day after the third anniversary of the date of the merger.

Market for Common Stock (see page 84)

   Reunion Industries common stock is listed for quotation on the NASDAQ Small-Cap Market under the symbol "RUNI" and on the Pacific Exchange under the symbol "RUN." The common stock issued in the merger will be listed similarly. The table below reflects the high and low prices of the common stock on the NASDAQ Small-Cap Market for the periods presented. The 1999 periods separately present the high and low prices through February 25, 1999, the last day preceding the announcement that Reunion Industries had entered into negotiations regarding a possible merger with Chatwins Group, and the period after that announcement. The closing price of the common stock as reported by the NASDAQ Small-Cap
Market on February 25, 1999, was $3.8125 per share and on April   , 1999, the
latest practicable date prior to the date of this proxy statement/prospectus,
was $   per share.

      Period                                                    High      Low
      ------                                                   -------  -------
      February 26 through [   , 1999].........................   [$   ]   [$   ]
      January 1 through February 25, 1999.....................  $4.375   $2.625
      Calendar Year 1998......................................  $7.625   $2.406
      Calendar Year 1997......................................  $5.250   $3.125

   There is no active trading market for Chatwins Group common stock. Assuming that 8,500,000 shares of Reunion Industries common stock are issued in the merger and that there are 292,887.4 shares of Chatwins Group common stock outstanding at the time of the merger (which assumes that all outstanding warrants are exercised prior to the merger), each share of Chatwins Group common stock will be converted into 29.02 shares of Reunion Industries common stock in the merger. The equivalent per share value of the Chatwins Group
common stock as of April   , 1999, which is calculated by multiplying 29.02
times the closing market price of Reunion Industries common stock on that date,
was $      per share.

Voting of Directors, Executive Officers and Affiliate Shares

   Reunion Industries. Under Delaware law, adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of common stock entitled to vote thereon. Directors and executive officers of Reunion Industries, and their respective affiliates, including Chatwins Group, have the power to vote approximately [48.4]% of the outstanding Reunion Industries common stock. Reunion Industries believes that the directors and executive officers of Reunion Industries, and their respective affiliates, including Chatwins Group, will vote for approval of the merger agreement.

   Chatwins Group. Under Delaware law, adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of common stock of Chatwins Group entitled to vote thereon. Directors and executive officers of Chatwins Group and their respective affiliates have the power to vote approximately 83% of the outstanding Chatwins Group common stock. On March 30, 1999, a majority of the stockholders of Chatwins Group approved and adopted the merger agreement by written consent.

Selected Financial Data

   The following tables set forth selected historical consolidated financial data of Reunion Industries and Chatwins Group. We derived the consolidated income statement data below and the consolidated balance sheet data below from financial statements audited by PricewaterhouseCoopers LLP, independent accountants, whose report on Reunion Industries contains an explanatory paragraph on going concern matters. All data are reported in thousands, except for per-share data.

 Reunion Industries

   For a more complete discussion of the financial information presented in the table below, see "Information about Reunion Industries--Selected Financial Data" and "Reunion Industries, Inc. Financial Statements and Notes."

                                          Year Ended December 31,
                                  --------------------------------------------
                                  1998(1)   1997(2)  1996(3)  1995(4)  1994(5)
                                  --------  -------  -------  -------  -------
Continuing Operations Data
  Operating Revenue.............. $ 97,318  $93,378  $60,305  $10,855  $ 1,619
  Loss From Continuing
   Operations.................... $(10,440) $  (981) $(2,694) $(3,581) $  (660)
  Income (Loss) Per Share--
   Continuing
   Operations--Diluted........... $  (2.69) $ (0.25) $ (0.70) $ (0.93) $ (0.17)
Balance Sheet Data
  Total Assets................... $ 74,874  $72,059  $75,176  $51,935  $51,639
  Long-term Obligations and
   Redeemable Preferred Stock.... $ 17,237  $12,654  $15,575  $ 7,947  $ 2,693
  Cash Dividends per Common
   Share......................... $    -0-  $   -0-  $   -0-  $   -0-  $   -0-

--------
(1) Includes Juliana Vineyards as a consolidated subsidiary subsequent to the September 1998 purchase of joint venture partner's interest. See "Information about Reunion Industries--Business--Agricultural Operations." Operating income includes a $9.2 million charge to record entry of the judgment and related costs in Reunion Industries' litigation with Bargo Energy Company. See "Information about Reunion Industries--Legal Proceedings." Net income includes a $1.2 million charge for increase in a provision for environmental remediation and a $0.5 million charge for a provision for tax settlement, included in Discontinued Operations. See "Information about Reunion Industries--Business--Environmental Regulation" and "Information about Reunion Industries--Management's Discussion and Analysis of Financial Condition and Results of Operations of Reunion Industries--Contingencies and Uncertainties."
(2) Operating income includes a $1.0 million charge for writedown of excess equipment. Net income also includes a $0.9 million charge for equity in the write-off of joint venture development costs and income of $0.7 million from reversal of the 1996 estimated loss on disposal of the agricultural and real estate operations. See "Information about Reunion Industries-- Business--Agricultural Operations," "Information about Reunion Industries-- Management's Discussion and Analysis of Financial Condition and Results of Operations of Reunion Industries--Discontinued Operations" and "Reunion Industries, Inc. Notes to Consolidated Financial Statements--Notes 3 and 6."
(3) Includes the results of operations of the Rostone division of ORC subsequent to the Rostone acquisition on February 2, 1996. Includes the results of Quality Molded Products, Inc. ("QMP") and DPL subsequent to their acquisitions on November 18, 1996. See "Reunion Industries, Inc. Notes to the Consolidated Financial Statements--Note 2." Includes a $1.3 million impairment charge, a $0.7 million charge for the estimated loss on disposal of the agricultural and real estate operations and a $1.1 million net gain from the disposal of the oil and gas operations. See "Reunion Industries, Inc. Notes to Consolidated Financial Statements--Notes 3 and 6."
(4) Includes the results of operations of the Oneida division of ORC subsequent to the Oneida acquisition on September 14, 1995. Includes a $7.0 million impairment charge against Reunion Industries' oil and gas properties and a $3.8 million charge for the expected loss on disposal of the oil and gas operations. See "Reunion Industries, Inc. Notes to Consolidated Financial Statements--Notes 2 and 3."
(5) Includes a $3.2 million impairment charge against Reunion Industries' oil and gas properties, a $2.1 million gain on the sale of mineral properties, the results of operations of acquired producing gas properties after May 1, 1994 and a change in Reunion Industries' proportionate share of agricultural revenues and expenses.

 Chatwins Group

   For a more complete discussion of the financial information presented in the table below, see "Information about Chatwins Group--Selected Financial Data of Chatwins Group" and "Chatwins Group, Inc. Financial Statements and Notes."

                                            Year Ended December 31,
                                  ---------------------------------------------
                                    1998     1997     1996      1995     1994
                                  -------- -------- --------  -------- --------
Earnings Data(1):
  Net Sales...................... $191,586 $188,920 $153,480  $183,408 $154,710
  Income from continuing
   operations.................... $  1,635 $  2,321 $     17  $  4,425 $  1,255
  Income (Loss) from continuing
   operations per common
   share(2)...................... $   4.03 $   6.37 $  (1.49) $  13.55 $   2.74
Balance Sheet Data:
  Total assets................... $117,366 $111,269 $101,330  $106,290 $ 94,491
  Total long-term debt(3)........ $ 50,699 $ 50,723 $ 50,746  $ 50,770 $ 51,646
  Cash dividends per Common
   Share......................... $      0 $      0 $      0  $      0 $      0

--------
(1) Chatwins Group holds a minority voting interest in Reunion Industries which it accounts for under the equity method. Income from continuing operations is presented excluding Chatwins Group's equity in the results of operations of Reunion Industries. On September 14, 1995, Chatwins Group sold Oneida to Reunion Industries. Such transaction was treated as the disposal of a portion of a line of business with Oneida's historical operating results and resulting gain on sale classified within continuing operations through September 14, 1995.
(2) Includes the dilutive effect of the Chatwins Group Warrants.
(3) Excludes borrowings under revolving credit facilities and includes current maturities of Senior Notes.

Unaudited Selected Pro Forma Combined Financial Information

   The table below sets forth unaudited selected historical financial data as of and for the year ended December 31, 1998 and certain pro forma financial information for Reunion Industries assuming that the merger, the acquisitions of King-Way and NAPTech, the high-yield debt offering and the refinancing transaction had occurred on January 1, 1998.

   The pro forma presentation is subject to the assumptions set forth in the notes to the unaudited pro forma consolidated financial information appearing elsewhere in this proxy statement/prospectus. You should read the information presented in conjunction with the unaudited pro forma consolidated financial information and notes thereto and the financial statements and corresponding notes thereto for Reunion Industries and Chatwins Group contained elsewhere in this proxy statement/prospectus. All data are reported in thousands, except for per share data.

                                              Year Ended December 31, 1998
                                              -------------------------------
                                                 Reunion
                                                Industries
                                                Historical       Pro Forma
                                              --------------   --------------
      Operations Data
      Net Sales..............................        $ 97,318        $312,598
      Income (Loss) From Continuing Opera-
       tions.................................        $(10,440) $       (7,663)
      Income (Loss) From Continuing Opera-
       tions Available to Common Stockhold-
       ers...................................        $(10,440) $       (9,322)
      Income (Loss) From Continuing Ops--Per
       Share
        Basic................................        $  (2.69) $        (0.85)
        Diluted..............................        $  (2.69) $        (0.85)
      Balance Sheet Data
      Total Assets...........................        $ 74,874        $219,287
      Long-Term Indebtedness and Redeemable
       Preferred Stock.......................        $ 17,237        $139,388
      Cash Dividends Per Common Share........            0.00            0.00

Comparative Per Common Share Data

   The table below sets forth historical per share financial information for the year ended December 31, 1998 and pro forma per share financial information for Reunion Industries and Chatwins Group assuming that the merger, the acquisitions of King-Way and NAPTech, the high-yield debt offering and the refinancing transaction had occurred on January 1, 1998. The pro forma data is not necessarily indicative of the actual or future operating results or financial position that would have occurred or will occur upon consummation of these transactions. The pro forma presentation is subject to the assumptions set forth in the notes to the unaudited pro forma consolidated financial information appearing elsewhere in this proxy statement/prospectus. The information presented should be read in conjunction with such unaudited pro forma consolidated financial information and notes thereto and the financial statements and notes thereto for Reunion Industries and Chatwins Group contained elsewhere in this proxy statement/prospectus. All data are reported in thousands except per share data.

                                                       December 31, 1998
                                                -------------------------------
                                                 Reunion    Chatwins
                                                Industries   Group
                                                Historical Historical Pro Forma
                                                ---------- ---------- ---------
   Book Value Per Share.......................    $ 4.16    $(34.34)   $(0.35)
   Cash Dividends Per Share...................      0.00       0.00      0.00
   Income (Loss) Per Share From Continuing Op-
    erations
     Basic....................................    $(2.69)     $4.45    $(0.85)
     Diluted..................................    $(2.69)     $4.03    $(0.85)
   Weighted Average Number of Common Shares
    (Thousands)
     Basic....................................     3,881        265    10,931
     Diluted..................................     3,881        293    10,931

Where You Can Find More Information

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Chatwins Group also files annual, quarterly and special reports with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

   We filed a Registration Statement on Form S-4 to register with the SEC the Reunion Industries common stock to be issued to the Chatwins Group stockholders in the merger (the "Registration Statement"). This proxy statement/prospectus is a part of Post-Effective Amendment No. 1 to that Registration Statement and constitutes a prospectus of Reunion Industries, as well as being a proxy statement of Reunion Industries for our annual meeting of stockholders.

   As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

   Reunion Industries has supplied all information contained in this proxy statement/prospectus relating to Reunion Industries and Chatwins Group has supplied all such information relating to Chatwins Group.

   You should rely only on the information contained in this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy
statement/prospectus. This proxy statement/prospectus is dated April    , 1999.
You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Reunion Industries common stock in the merger shall create any implication to the contrary.

           Cautionary Statement Regarding Forward-Looking Statements

   This proxy statement/prospectus contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Reunion Industries' and Chatwins Group's financial condition, results of operations and businesses, the merger and related transactions. These statements include:

  . statements regarding the impact of the merger on Reunion Industries, with or without the merger, the high yield debt offering and the refinancing transaction having been consummated

  . forecasts, projections and descriptions of anticipated benefits of the merger

  . statements regarding the markets for the products and services, anticipated capital expenditures, regulatory or legal developments, competition

  . statements regarding projected growth strategies and penetrations of new markets, mergers and joint ventures, financings and/or refinancings, and transactions with affiliates

  . statements regarding the effects of the Year 2000 problem on electronic technology on which Reunion Industries and Chatwins Group are directly or indirectly dependent

  . any statements preceded by, followed by or that include the words
    "believes," "expects," "anticipates," "intends," or similar expressions

  . others statements contained in this proxy statement/prospectus regarding matters that are not historical facts

   These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include, without limitation, the "Risk Factors" beginning on page 16, domestic and international economic conditions which affect the volume and pricing of sales of business and consumer goods, the cost and availability of materials, labor and other goods and services used in the operations of Reunion Industries and Chatwins Group, the availability of credit on reasonable terms, and the cost of interest on Reunion Industries' and Chatwins Group's debt. All forward-looking statements are expressly qualified in their entirety by these factors and all related cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements. These statements speak only as of the date of this proxy statement/prospectus and neither Reunion Industries nor Chatwins Group undertakes any obligation to update any forward-looking statement to reflect events or circumstances after this date or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to Reunion Industries or Chatwins Group or persons acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

                                 RISK FACTORS

   In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the following risk factors in connection with the merger. The risks and uncertainties described below are not the only ones facing Reunion Industries and Chatwins Group. Additional risks and uncertainties may also harm our business operations.

Our viability as a going concern is in doubt if the merger does not occur.

   We believe that, without additional financing, we will not have sufficient liquidity to meet our cash obligations as they become due over the next 12 months. See "Information about Reunion Industries--Management's Discussion and Analysis of Financial Condition and Results of Operations of Reunion Industries--Liquidity and Capital Resources." If the merger does not occur, the high yield debt offering and the refinancing transaction will not be completed as presently contemplated. In that event, we will be forced to pursue an alternative funding strategy, which may include:

  . reducing or delaying necessary capital expenditures

  . seeking additional debt financing or equity capital

  . selling assets

  . restructuring or refinancing our indebtedness

   We can not assure you that any such strategy could be implemented on terms satisfactory to us, or at all.

The merger may not be completed, even if Reunion Industries stockholders approve the merger agreement.

   The completion of the merger is subject to a number of conditions, including:

  . no material adverse change in the business, financial condition or results of operations of Reunion Industries or Chatwins Group shall have occurred

  . the holders of no more than 5.0% of Chatwins Group common stock shall exercise their appraisal rights under Delaware law

  . Reunion Industries shall have entered into one or more credit facilities, the proceeds of which are sufficient to redeem Chatwins Group's $50 million 13% Senior Notes due 2003 and to provide adequate working capital after the merger

   There is no assurance that these conditions will be satisfied or waived. See "The Merger--Conditions to Consummation of the Merger." For example, we are pursuing the high yield debt offering and the refinancing transaction in order to satisfy the condition in the third bullet point, above; however, there can be no assurance that these financing transactions will be completed on terms satisfactory to us, or at all. If all of the conditions to the merger are not satisfied or waived, the merger will not occur or will be delayed and Reunion Industries and Chatwins Group may lose some or all of the intended benefits of the merger.

Our increased debt obligations may adversely affect our ability to do business.

   Reunion Industries is highly leveraged and will continue to be highly leveraged after the merger. The following table sets forth certain financial information as of December 31, 1998, assuming that the following transactions had occurred: (i) the merger, (ii) the acquisitions of King-Way and NAPTech,
(iii) the high-yield debt offering, and (iv) the refinancing transaction (all data in thousands):

                                                               Pro Forma as of
                                                              December 31, 1998
                                                              -----------------
   Total Indebtedness........................................     $144,015
   Series A Preferred Stock..................................     $  8,482
   Series B Preferred Stock..................................     $  5,875
   Redeemable Preferred Stock of Consolidated Subsidiary.....     $    607
   Stockholders' equity......................................     $ (3,865)
   Debt and Redeemable Preferred Stock to Equity Ratio.......        N/M

   In addition, assuming that the indicated transactions had occurred on January 1, 1998, earnings would have been insufficient to cover fixed charges by $8.5 million for the year ended December 31, 1998.

   As indicated above, we believe that, without additional financing, we will not have sufficient liquidity to meet our cash obligations as they become due over the next 12 months. See "Information about Reunion Industries-- Management's Discussion and Analysis of Financial Condition and Results of Operations of Reunion Industries--Liquidity and Capital Resources." While Reunion Industries believes that the merger will make additional financing more feasible, Reunion Industries' indebtedness will increase upon completion of merger. As a result of the increase, significant demands on our cash resources will continue after the merger, which could have important effects on your investment in Reunion Industries common stock. Our increased levels of indebtedness could, for example:

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the amount of our cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes

  . limit our flexibility in planning for, or reacting to, changes in our industry (including the pursuit of our growth strategy)

  . place us at a competitive disadvantage compared to our competitors that have fewer debts and significantly greater operating and financing flexibility than we do

  . limit, along with the financial and other restrictive covenants applicable to our indebtedness, among other things, our ability to borrow additional funds even when necessary to maintain adequate liquidity

  . increase our vulnerability to general adverse economic and industry conditions

  . result in an event of default upon a failure to comply with these covenants which, if not cured or waived, could have a material adverse effect on our business, financial condition or results of operations

   If we are unable to service our indebtedness and fund our business, we will be forced to adopt an alternative strategy that may include any or all of the following:

  . reducing or delaying necessary capital expenditures

  . seeking additional debt financing or equity capital

  . selling assets

  . restructuring or refinancing our indebtedness

   We cannot assure you that any such strategy could be implemented on terms satisfactory to us, or at all.

Issuance of stock will dilute our current stockholders' interest.

   The issuance of common stock and preferred stock in the merger will have the effect, among other things, of:

  . diluting the common stock interest of the current stockholders of Reunion
    Industries other than Chatwins Group from approximately 62% to approximately 22%

  . subjecting the rights of the holders of Reunion Industries common stock to the prior rights of the Reunion Industries preferred stock to be issued in the merger and in the acquisition of King-Way

  . reducing the aggregate voting power of our current stockholders (other than Chatwins Group)

  . reducing our current stockholders' interests in the assets of Reunion
    Industries in the event of liquidation

  . preventing or discouraging an attempt by another person or entity to acquire control of Reunion Industries following effectiveness of the merger without the approval of our board of directors

Failure to properly manage the merger and growth after the merger could adversely affect our business.

   Business combinations involve a number of special risks and challenges, including:

  . diversion of management's attention

  . potential failure to retain key employees

  . assumption of unanticipated liabilities and other problems

  . difficulties integrating systems, operations and culture

  . amortization of acquired intangible assets

  . adverse short-term effects on reported operating results

   As a result of the merger and the King-Way and NAPTech acquisitions, Reunion Industries will experience a significant increase in the number of business units, revenues and employees. This growth will place significant demands on our managerial, administrative and operational resources. Effective management of our growth will require us to continue to improve our operational, financial and other management processes and systems and to quickly and efficiently integrate the acquired businesses. We cannot be sure that we will be able to manage our growth after the merger. Our reputation is a valuable asset and performance problems and client dissatisfaction with an acquired business could adversely affect our reputation and our business.

The relationship between Reunion Industries and Chatwins Group may raise questions of possible conflicts of interest in the negotiation and approval of the merger agreement.

   Certain relationships between the directors, officers and stockholders of Reunion Industries and Chatwins Group could raise questions of conflicts of interest in the negotiation of the terms and conditions of the merger. These relationships include:

  . Mr. Charles E. Bradley, Sr., a director and the President and Chief
    Executive Officer of Reunion Industries, and who after the merger is expected to become Chairman of Reunion Industries, is the Chairman and a director of Chatwins Group and a beneficial owner of approximately 48% of the outstanding common stock of Chatwins Group

  . Mr. Poole, a director of Reunion Industries, and who after the merger is expected to become Vice Chairman of Reunion Industries, is a director of Chatwins Group and a beneficial owner of approximately 67% of the outstanding common stock of Chatwins Group

  . Thomas L. Cassidy, a director of Reunion Industries, was a director of Chatwins Group until June 1997

  . Mr. Charles E. Bradley, Sr., Mr. Poole and Mr. Cassidy are holders of
    $4.35 million principal amount of Chatwins Group 13% Senior Notes and Mr. Charles E. Bradley, Sr. and Mr. Poole are beneficial owners of the Chatwins Group preferred stock

  . Mr. Charles E. Bradley, Sr. owns 42.5% of the common stock of King-Way;
    his son, Mr. Kimball Bradley, who is expected to become Executive Vice President of Reunion Industries effective upon the merger, owns 42.5% of the common stock of King-Way and Mr. Richard L. Evans, Executive Vice President, Chief Financial Officer and Secretary of Reunion Industries, owns 15% of the common stock of King-Way. Stanwich Financial Services is the holder of $7.6 million of debt and 100% of the preferred stock of King-Way and will be the owner of the Reunion Industries Series B preferred stock after the King-Way acquisition. Mr. Charles E. Bradley, Sr. owns 42.5% of the common stock of Stanwich Holdings, Inc., the parent of Stanwich Financial Services Corp.; his son, Mr. Charles E. Bradley, Jr. owns 42.5% of the common stock of Stanwich Holdings; and Mr. John G. Poole owns 7.5% of the common stock of Stanwich Holdings

   As a result of these interests, these directors and officers will benefit from the merger and could be more likely to vote to approve the merger agreement than if they did not hold these interests. You should consider whether these interests may have influenced these directors and officers to support or recommend the merger. See "Interests of Certain Persons in the Merger."

Mr. Charles E. Bradley, Sr. and Mr. John G. Poole and their respective families will control Reunion Industries after the merger.

   As a result of the Reunion Industries common stock they are expected to receive in the merger, Mr. Charles E. Bradley, Sr. and Mr. John G. Poole and their respective families will beneficially own more than a majority of the shares of Reunion Industries common stock outstanding. As a result, they will control the election of directors and the appointment of officers of Reunion Industries, and will thus have the ability to control the business strategy of Reunion Industries. They will also have the ability to approve important corporate matters, such as amendments to the Certificate of Incorporation and Bylaws, mergers, business acquisitions, dispositions and share issuances, without the approval of our other stockholders. See "The Merger--Pre-Merger and Post-Merger Security Ownership of Certain Beneficial Owners and Management."

The merger could make a takeover of the company less likely.

   After the merger, Mr. Charles E. Bradley, Sr. and Mr. Poole and members of their respective families will control Reunion Industries. This ownership structure may prevent or discourage an attempt by another person or entity to acquire control of Reunion Industries and may make it more difficult for a third party to effect a merger or similar transaction with us, even if such transaction is favored by a majority of the independent stockholders. Thus, the merger may have the effect of discouraging or defeating mergers, proxy contests or management changes that the independent stockholders may determine to be in their best interests and may also prevent a party from acquiring an interest large enough to effect a change in management.

We will not be able to fully utilize our net operating loss carryforwards.

   The potential use of Reunion Industries' net operating loss carryforwards is one of the reasons that both Reunion Industries and Chatwins Group decided to merge. Even after the merger, Reunion Industries will not generate sufficient taxable income to be able to fully utilize its net operating loss carryforwards. Further, we may be unable to use these net operating loss carryforwards if, among other things, we are unable to prevent the occurrence of an "ownership change," as defined in the tax laws. In any case, if we are not able to utilize our net operating loss carryforwards as expected, one of the intended benefits of the merger will not be fully realized.

We have an adverse judgment against us which could significantly impact our liquidity.

   In litigation between Reunion Industries and Bargo Energy Company and its general partners, after a jury trial, the trial court entered a judgment against Reunion Industries in the amount of $8.5 million. We have appealed this decision. If our appeal is unsuccessful or if we elect to settle this case prior to a decision from the appellate court, we could be required to pay a significant amount of cash to Bargo and its general partners, which would place a significant strain on our financial resources. See "Information About Reunion Industries--Legal Proceedings."

Chatwins Group stockholders have appraisal rights in the merger which, if exercised, could place a strain on our financial resources.

   Under Delaware law, Chatwins Group stockholders have the right to dissent from the merger and seek payment of the fair value of their shares in cash from Reunion Industries. Our obligation to complete the merger is conditioned on the holders of not more than 5% of the Chatwins Group common stock exercising these appraisal rights. This condition may be waived by Reunion Industries and Chatwins Group. If any Chatwins Group stockholders exercise their dissenters rights and the merger is completed, Reunion Industries will be required to pay cash to those stockholders for their shares of Chatwins Group common stock. The amount and timing of any such payment is not certain, but in any event could place a strain on our financial resources.

We operate in highly competitive markets.

   Reunion Industries now operates, and after the merger will continue to operate, in highly competitive markets. There are a large number of competitors, many of whom have significantly greater financial, technical, marketing, human resources and greater name recognition than we do. Competitive pressures and other factors could cause our products and services to lose market acceptance or result in significant price erosion, with a material adverse effect upon results of operations.

The nature of our business exposes us to potential liability to customers.

   Many of our customer orders involve projects that are critical to the operation of our clients' businesses and provide benefits that may be difficult to quantify. This is also true of Chatwins Group and will thus continue to be the case after the merger. We attempt to limit our liability contractually and by means of insurance for damages arising from errors, mistakes, omissions or negligent acts in rendering our products and services. We cannot be sure that our attempts to limit liability will be successful. If we fail to meet a client's expectations, it could have an adverse effect on our client. Such an event could give rise to claims against us or damage our reputation, both of which could adversely affect our business.

Our operations and properties require us to comply with numerous environmental regulations.

   Our operations involve and, after the merger, will continue to involve, the handling and use of substances that are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the soil, air and water and establish standards for their discharge and disposal. Although we believe we are in material compliance with these laws, the violation of these laws could have a material adverse effect on our business, financial condition, results of operations or prospects.

   Certain environmental laws provide for strict, joint and several liability for investigation and remediation of spills and other releases of hazardous materials. These laws typically impose liability whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials also may be liable for the costs of investigation, removal or remediation of such materials at the disposal or treatment site, regardless of whether the affected site is owned or operated by them. Such liability is strict, and may be joint and several.

   Because we own and operate a number of facilities, and because we arrange for the disposal of hazardous materials at many disposal sites, we may incur costs for investigation, removal and remediation, as well as capital costs associated with compliance with environmental laws and regulations. Although such environmental costs have not been material in the past and are not expected to be material in the future, changes in environmental laws and regulations or unexpected investigations and clean-up costs could have a material adverse effect on our business, financial condition or results of operations.

   We cannot assure you (i) that additional environmental or remediation obligations will not be incurred in the future, (ii) that existing or future environmental liabilities could not have a material adverse effect on our business, financial condition, results of operations or prospects, or on our ability to make payments on our indebtedness when due, or (iii) that currently unknown matters, new laws and regulations or stricter interpretations of existing laws or regulations will not have a material adverse effect on our business, financial condition, results of operation or prospects or on our ability to make payments on our indebtedness. See "Information about Reunion Industries--Business--Environmental Regulation" and "Information about Chatwins Group, Inc.--Business--Environmental."

Our transaction-related costs are difficult to estimate, may be higher than expected and may harm the financial results of the combined companies.

   We estimate that we and Chatwins Group will incur aggregate direct expenses related to the merger, the high yield debt offering and the refinancing transactions of approximately $3.5 million and other transaction-related charges of $0.5 million. These expenses and charges are difficult to estimate. If the total cost of the transactions exceed these estimates, then the financial results of the combined company could be adversely affected.

We potentially have exposure to the Year 2000 problem.

   We and Chatwins Group utilize electronic technology which includes computer hardware and software systems that process information and perform calculations that are date- and time-dependent. The coming of the Year 2000 ("Y2K") poses pervasive and complex problems in that virtually every computer operation (including manufacturing equipment and other non-information systems equipment), unless it is Y2K compliant, will be affected in some way by the rollover of the two-digit year value from "99" to "00" and the inadvertent recognition by the electronic technology of "00" as the year 1900 rather than Y2K. We may not only be negatively affected by the failure of our own systems to be Y2K compliant, but may also be negatively affected by the Y2K non-compliance of our vendors, customers, lenders and any other party with which we transact business.

   Our failure or the failure of any party with which we conduct business to be Y2K compliant in a timely manner could have a material adverse impact on our operations. If our systems or the systems of our significant vendors, customers, lenders and other outside parties with which we transact business were to fail because they were not Y2K compliant, we would incur significant costs and inefficiencies. Due to general uncertainty inherent in the Y2K problem, resulting in part from the uncertainty of the Y2K readiness of third parties, we cannot be sure that we will be able to resolve problems associated with the Y2K issue in a timely and cost effective manner. Our inability to do so may adversely affect our operations and business, or expose us to third-party liability.

   See "Information about Reunion Industries--Management's Discussion and Analysis of Financial Condition and Results of Operations of Reunion Industries--Year 2000 Computer Compliance" and "Information About Chatwins Group--Management's Discussion and Analysis of Financial Condition and Results of Operations of Reunion Industries--The Year 2000."

                               THE ANNUAL MEETING

Date, Time and Place of the Annual Meeting

   We will hold the annual meeting at 10:00 a.m., local time, on June 8, 1999, at the Holiday Inn Select Stamford, 700 Main Street, Stamford, Connecticut. We are furnishing you with a copy of this proxy statement/prospectus and a proxy card so that you can vote your shares if you do not attend the annual meeting.

Matters to be Considered at the Annual Meeting

   At the annual meeting, Reunion Industries stockholders will:

  1. Consider and act upon a proposal to approve the merger agreement dated as of March 30, 1999 between Reunion Industries and Chatwins Group, which provides, among other things, for (i) Chatwins Group to merge into Reunion Industries, (ii) the conversion of the common stock of Chatwins Group outstanding immediately prior to the merger into the right to receive an aggregate of 8,500,000 shares of Reunion Industries' common stock, plus up to an additional 500,000 shares of Reunion Industries common stock if Chatwins Group and certain other business units achieve specified performance levels in 1999, plus cash in lieu of the issuance of fractional shares and (iii) the conversion of the outstanding preferred stock of Chatwins Group into preferred stock of Reunion Industries;

  2. Elect six directors to the Board of Directors of Reunion Industries; and

  3. Transact such other business as may properly come before the meeting or any adjournment thereof.

Voting at the Annual Meeting; Record Date; Quorum

   The Board of Directors has fixed the close of business on April 23, 1999, as the record date for the determination of stockholders of Reunion Industries entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof. Only holders of record on the record date will be entitled to vote at the annual meeting. As of April 23, 1999, Reunion Industries had [3,900,065] shares of common stock outstanding. In connection with the annual meeting please note the following:

  . each stockholder of record on April 23, 1999 is entitled to cast one vote per share

  . stockholders do not have cumulative voting rights in the election of directors

  . stockholders may vote their shares at the annual meeting either in person or by proxy

  . the presence, in person or by proxy, of the holders of a majority of our outstanding common stock entitled to vote at the annual meeting is necessary to constitute a quorum at the annual meeting. If a quorum is not present or represented at the annual meeting, the stockholders entitled to vote who are present in person or by proxy, may, by majority vote, adjourn the annual meeting from time to time until a quorum is present or represented

  . the merger agreement must be adopted by the affirmative vote of the holders of a majority of the shares of Reunion Industries common stock entitled to vote

  . directors will be elected by a plurality of the votes cast

  . management believes that all of the shares of common stock held by directors and executive officers of Reunion Industries and their affiliates, including Chatwins Group, aggregating [1,887,455] shares as of the record date, or approximately [48.4%] of the issued and outstanding Reunion Industries common stock, will be voted in favor of the merger agreement and the election of each of the nominees for the Board of Directors

Proxies

   Who is Soliciting Proxies? We are furnishing you with this proxy statement/prospectus in connection with the solicitation of proxies by and on behalf of the Reunion Industries Board of Directors for use at the annual meeting.

   How will the Proxies be Voted? Proxies in the form enclosed, which are properly executed and returned and not subsequently revoked, will be voted at the annual meeting. These proxies will be voted in accordance with the directions specified thereon. If no directions are indicated on a properly executed proxy, such proxy will be voted for approval of the merger agreement and for the election of the nominees for director named in this proxy statement/prospectus.

   If any other matters are properly presented at the annual meeting for consideration, the persons named in the enclosed forms of proxy will have discretion to vote on such matters in accordance with their best judgment. However, proxies voting against a specific proposal may not be used by the persons named in the proxies to vote for adjournment of the meeting for the purpose of giving management additional time to solicit votes to approve such proposal.

   How do I Revoke My Proxy? The grant of a proxy on the enclosed form does not preclude you from attending the annual meeting and voting in person. You may revoke a proxy at any time before it is voted by:

  . delivering a written notice of revocation bearing a later date than the proxy before the vote is taken at the annual meeting

  . duly executing a later dated proxy relating to the same shares of common stock and delivering it as indicated below before the vote is taken at the annual meeting; or

  . attending the annual meeting and voting in person

   Attendance at the annual meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be delivered to Reunion Industries, Inc., 62 Southfield Avenue, One Stamford Landing, Stamford, CT 06902, Attention: Richard L. Evans, Secretary, before the vote is taken at the annual meeting.

   Who is Paying for the Solicitation? We will bear all expenses of our solicitation of proxies for the annual meeting. In addition to solicitation by use of the mails, proxies may be solicited from stockholders by our directors, officers and employees. Solicitation may take place in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements may be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of our common stock held of record by such brokerage houses, custodians, nominees and fiduciaries. We will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in doing so.

   How are Broker Non-votes and Abstentions Treated? Brokers who hold shares in street name for customers who are the beneficial owners of such shares are permitted to vote their customers' shares on certain routine matters, such as the uncontested election of directors, even if they do not receive specific voting instructions from such customers. However, brokers are prohibited from giving a proxy to vote their customers' shares with respect to certain non-routine matters, such as approval of the merger agreement, in the absence of specific instructions from such customers. Proxies which are voted by a broker with respect to a routine matter but which are not voted on a non-routine matter at the same meeting are known as broker non-votes with respect to the non-routine matter. Broker non-votes and abstentions will be tabulated separately and will be counted as present at the meeting for purposes of determining whether a quorum is present at the annual meeting. Because the merger agreement requires the approval of the holders of at least a majority of the outstanding shares of Reunion Industries common stock, broker non-votes and abstentions will have the effect of votes against the merger agreement. Broker non-votes and abstentions will have no effect on the election of directors.

                                   PROPOSAL 1
                                   THE MERGER

   At the annual meeting, Reunion Industries' stockholders will be asked to approve the merger agreement, pursuant to which Chatwins Group will merge with and into Reunion Industries. The merger agreement has been unanimously approved by each of Reunion Industries' and Chatwins Group's Board of Directors and has been approved by the requisite majority of the stockholders of Chatwins Group. The merger agreement is attached as Annex A to this proxy statement/prospectus.

Background of the Merger

   Over the past several years, Reunion Industries has been engaged in a process of implementing the change in its strategic focus from oil and gas to manufacturing operations. We accomplished this through several acquisitions which eventually became the basis of Oneida Rostone, a wholly-owned subsidiary of Reunion Industries. While ORC's operations were profitable and generated cash flow for Reunion Industries, ORC's financial arrangements, particularly ORC's credit facility with The CIT Group/Business Credit, Inc. ("CITBC"), restricted our ability to take advantage of this cash flow. We also have sizable net operating loss carryforwards (NOLs) from our reorganization and our oil and gas operations. The merger is a continued implementation of our new strategic focus.

   In June 1995, Chatwins Group acquired approximately 38% of Reunion Industries' common stock. When it first invested in Reunion Industries, Chatwins Group declared its intention to strongly influence the management and affairs of Reunion Industries and that it might consider a merger of itself into Reunion Industries after June 1998 if the transfer restrictions put into place by Reunion Industries to preserve its NOLs would then permit it.

   In May 1997, the Board of Directors of Reunion Industries began to explore whether there was an opportunity after June 1998 for Reunion Industries to effect a series of transactions that would strengthen its financial condition, allow a refinancing of its existing indebtedness and broaden its strategic focus, without jeopardizing its ability to use its NOLs. A principal focus of this exploration was a possible combination of Chatwins Group and Reunion Industries. Such a combination would allow Reunion Industries to take advantage of the greater size and financial resources of Chatwins Group, refinance certain existing debt, diversify into other industries and simplify its capital structure without jeopardizing its ability to utilize its NOLs.

   In June 1997, Reunion Industries hired Legg Mason Wood Walker, Incorporated ("Legg Mason") to serve as a financial advisor in connection with its consideration of a merger with Chatwins Group.

   In November 1997, Legg Mason reported to the Board on its initial valuations of Reunion Industries and Chatwins Group. The Board of Directors judged these relative valuations to be in ranges that made it feasible to consider a tax-free transaction in which Reunion Industries and Chatwins Group would merge, with Reunion Industries being the surviving company. The Board of Directors authorized management to begin preparing a proposal for such a transaction.

   Thereafter management began preparing such a proposal. On May 19, 1998 the Board met to consider the proposal. It heard presentations from management, an updated analysis from Legg Mason and presentations from Chatwins Group regarding terms of the transaction. Because certain of the directors of Reunion Industries are also directors of Chatwins Group, Messrs. Amonett, Cassidy, Clerihue and Myers, the directors who did not also serve on the Chatwins Group Board, met separately with management, Legg Mason, Reunion Industries' counsel and Chatwins Group to develop the proposal. These directors proposed to Chatwins Group a plan of merger that would involve the issuance of 8,500,000 shares of Reunion Industries common stock to Chatwins Group stockholders. Representatives of Chatwins Group asserted that 9,000,000 shares would be the minimum acceptable consideration. Chatwins Group then informed Reunion Industries of its discussions with respect to the possible acquisition of King-Way, and its expectation that the King-Way acquisition would increase the value of Chatwins Group.

   The independent Reunion Industries' directors then reported to the full Board of Directors that they believed it was appropriate to issue 9,000,000 shares of Reunion Industries' common stock if Chatwins Group concluded the King-Way acquisition prior to the merger for an amount not in excess of the present owner's cost to acquire King-Way, including fees and expenses, plus interest on such amounts at such owner's cost of capital (the "King-Way Price"). The full Board of Directors adopted this recommendation, subject to receiving an opinion from Legg Mason, that the payment of such consideration by Reunion Industries was fair from a financial point of view to Reunion Industries and its stockholders, other than Chatwins Group, and subject to the negotiation of a definitive merger agreement.

   Following this meeting, counsel to Chatwins Group advised that, based on its review of the terms of Chatwins Group's credit facilities, it did not believe that Chatwins Group could agree definitively to an acquisition of King-Way prior to refinancing its existing indebtedness, and thus the acquisition of King-Way could not be assured. Representatives of Chatwins Group and Reunion Industries then discussed setting alternative terms of the merger, and agreed to bring to their respective boards a proposal that contemplated the issuance of 9,000,000 shares of Reunion Industries' common stock to Chatwins Group stockholders, assuming that Chatwins Group consummated, or had the unconditional right to consummate the contemplated King-Way acquisition at or prior to the merger for an amount not in excess of the King-Way Price, or 8,500,000 shares if the contemplated acquisition of King-Way was not accomplished prior to the merger.

   Reunion Industries' Board of Directors met by telephone on June 1, 1998 to consider the revised proposal and a definitive merger agreement detailing it. The Board of Directors heard further presentations from Legg Mason with respect to the proposed transactions. Messrs. Amonett, Cassidy, Clerihue and Myers discussed the transaction and, voting separately, unanimously resolved that the merger agreement and the transactions contemplated thereby were in the best interests of the stockholders of Reunion Industries and approved the merger agreement and the transactions contemplated thereby, subject to the receipt of a definitive opinion from Legg Mason to the effect that the consideration to be paid by Reunion Industries in the merger was fair to Reunion Industries and its stockholders, other than Chatwins Group, from a financial point of view. A committee of Messrs. Amonett, Cassidy, Clerihue and Myers was appointed to receive and evaluate the definitive opinion of Legg Mason. The full Board of Directors then considered the proposal, and after further discussion and upon further consideration of the reasons for the merger, concluded that the merger agreement and the transactions contemplated thereby were in the best interests of the stockholders of Reunion Industries and approved the merger agreement and the transactions contemplated thereby, subject to receipt of such opinion.

   On June 3, 1998, the committee consisting of Messrs. Amonett, Cassidy, Clerihue and Myers met to receive the definitive Legg Mason opinion. Voting unanimously, such directors concluded that the definitive opinion was satisfactory to support the determination of the Board of Directors with respect to the amount of consideration to be paid in the merger. At the same time, because of the small Chatwins Group equity interest held by Mr. Cassidy, Messrs. Amonett, Clerihue and Myers voted separately to confirm the earlier conclusions reached on May 19 and June 1, 1998 and earlier that day.
Mr. Cassidy did not participate in that vote.

   Reunion Industries and Chatwins Group executed a merger agreement on June 3, 1998. The respective Boards of Directors of Chatwins Group and Reunion Industries subsequently authorized the amendment of the merger agreement on June 25, 1998, to provide that the Chatwins Group preferred stock would be converted at the effective time of the merger into Reunion Industries preferred stock rather than notes of Reunion Industries. This change was made to reduce the amount of debt on Reunion Industries' post merger balance sheet to improve its ability to remain in compliance with the financial covenants of the anticipated new credit facility. On July 1, 1998, Reunion Industries mailed proxy materials for an annual meeting of stockholders of Reunion Industries to address the contemplated merger and other matters.

   On August 4, 1998, and after concluding that negotiations on the financing arrangements which were a condition to the merger were not proceeding as rapidly as expected and were likely to change from those contemplated in the proxy materials circulated in advance of the annual meeting, Reunion Industries determined that action on the merger agreement should be deferred, and the meeting was therefore adjourned to September 1, 1998.

   In connection with the proposed merger, two purported class action lawsuits were filed in the court of Chancery of the State of Delaware against Reunion Industries and its directors and Chatwins Group. These lawsuits, which were consolidated and were purportedly filed on behalf of all the public stockholders of Reunion Industries, sought to enjoin the merger and/or obtain damages from the defendants. The lawsuits alleged that the public stockholders of Reunion Industries would be excessively diluted in the merger as compared to the Chatwins Group stockholders and that the defendant directors breached their fiduciary duties in arriving at the exchange ratio in the merger.

   Subsequent to the decision to adjourn the special stockholders meeting to consider the merger, market conditions for Reunion Industries' proposed bond offering became unattractive to Reunion Industries. As a result, on October 20, 1998, Reunion Industries announced that it intended to discontinue pursuit of the bond offering and Reunion Industries and Chatwins Group had agreed to abandon the proposed merger. Subsequently, the purported class action lawsuits that had been filed with respect to the merger were dismissed without prejudice to the plaintiffs to bring an action in the future.

   On January 28, 1999, Reunion Industries' Board of Directors decided to resume negotiations with Chatwins Group regarding a possible business combination. This decision was made after consulting with Reunion Industries' financial advisor for the proposed high-yield debt offering, which advised, among other things, that market conditions had improved since the fall of 1998 so that a high-yield debt offering on terms acceptable to Reunion Industries was again possible and that a merger of Chatwins Group and Reunion Industries, as well as the acquisition by Reunion Industries of King-Way and NAPTech, would make such an offering more feasible. The respective managements of Reunion Industries and Chatwins Group then proceeded to negotiate the terms of the merger and the acquisitions of King-Way and NAPTech.

   On February 26, 1999, Reunion Industries publicly announced that it had resumed discussions with Chatwins Group regarding a possible merger transaction.

   At a meeting on March 24, 1999, management of Reunion Industries presented to the Board of Directors, including Messrs. Amonett, Clerihue and Myers, the terms of a proposed merger with Chatwins Group and the terms for the proposed acquisitions of King-Way and NAPTech. At the meeting, Legg Mason also made a detailed presentation regarding the relative values of Reunion Industries, Chatwins Group, King-Way and NAPTech, and an analysis of the financial impact of the merger on Reunion Industries and its stockholders other than Chatwins Group.

   The independent directors then met alone with their counsel and with Legg Mason to discuss the proposed merger. Legg Mason then rendered its oral opinion that, subject to the completion of its due diligence, as of March 19, 1999, the consideration to be paid by Reunion Industries in the merger was fair, from a financial point of view, to Reunion Industries and its stockholders other than Chatwins Group. After further discussion of the reasons for the merger described below, each director, including each independent director, expressed his support for the proposed merger and the proposed acquisitions of King-Way and NAPTech on the revised terms, subject to their further consideration of Legg Mason's analysis and the material legal documents and to the receipt of a written opinion from Legg Mason to the effect that the consideration to be paid by Reunion Industries in the merger is fair from a financial point of view to Reunion Industries and its stockholders other than Chatwins Group.

   The Reunion Industries Board of Directors met again on March 30, 1999. At that meeting, management again reviewed with the directors the terms of the proposed merger and indicated that further negotiations had resulted in a revision to the contingent shares proposed to be issued in the merger. As discussed at the March 24, 1999 Board meeting, the Chatwins Group common stock would have been converted into the right to receive an aggregate of 8,500,000 shares of Reunion Industries common stock plus an additional 0.4 shares for each dollar by which the earnings before interest expense, taxes, depreciation and amortization ("EBITDA") of Chatwins Group in 1999 exceeded Chatwins Group's budgeted EBITDA for 1999, up to 400,000 shares, and an additional 100,000 shares if Chatwins Group's 1999 EBITDA exceeded the budgeted amount by more than $1,000,000. As proposed to be revised, 200,000 shares would be issued if Chatwins Group achieved its 1999 budgeted EBITDA as defined in the agreement and 0.3 shares would be issued for each dollar by which Chatwins Group exceeded its 1999 budgeted EBITDA up to an additional 300,000 shares. See "The Merger--Terms of the Merger--Conversion or Cancellation of Chatwins Group Common Stock." The directors discussed the reasons for and impact of this proposed change with management and with Legg Mason. Legg Mason then delivered its written opinion that the consideration to be paid by Reunion Industries in the merger is fair from a financial point of view to Reunion Industries and its stockholders other than Chatwins Group. After further discussion and consideration of the reasons for the merger described below, Messrs. Amonett, Clerihue and Myers, as the independent directors of Reunion Industries, concluded that the consideration to be paid by Reunion Industries in the merger is fair to and in the best interests of Reunion Industries. The independent directors then voted unanimously to approve the merger agreement and the transactions contemplated thereby, including the merger, and to recommend the merger agreement to the Reunion Industries stockholders for approval. The full Board of Directors then considered the proposed merger and, after further discussion, concluded that the merger agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interests of Reunion Industries and its stockholders. The full Board then voted unanimously to approve the merger agreement and the transactions contemplated thereby, including the merger, and to recommend the merger agreement to the Reunion Industries stockholders for approval.

   At the same time, the Board of Directors (including, with respect to the King-Way and NAPTech acquisitions, the independent directors, voting separately) approved the King-Way and NAPTech acquisitions and authorized management to pursue the high-yield debt offering and the refinancing transaction.

Reunion Industries' Reasons for the Merger

   In reaching its decision to approve the merger agreement and the transactions contemplated thereby, (including the merger) and to recommend that Reunion Industries' stockholders approve and adopt the merger agreement, the Board of Directors considered a number of factors including, among others:

  . the current and prospective liquidity situation at Reunion Industries and the difficulty Reunion Industries would have in obtaining additional financing in the absence of the merger

  . the percentage of the combined company that would be owned by stockholders of Reunion Industries other than the former stockholders of Chatwins Group

  . the accretive nature of the merger, assuming each company achieved its projected results, as contrasted with the results that might be achieved through the continued implementation of Reunion Industries' business plan, other possible acquisitions or other business combinations

  . the relative financial condition and earnings histories of Chatwins Group and Reunion Industries

  . the recommendation of the proposed merger by the management of Reunion
    Industries

  . the presentations made by Legg Mason at the meetings of the Board of Directors held on March 24, 1999 and March 30, 1999, and Legg Mason's opinion dated March 30, 1999 that the consideration to be paid by Reunion Industries in the merger is fair to Reunion Industries and the stockholders of Reunion Industries other than Chatwins Group from a financial point of view (See "--Opinion of Reunion Industries' Financial Advisor)

  . the fact that the merger will significantly expand Reunion Industries' business, thereby making it less susceptible to downturns in a single line of business

  . the opportunity to acquire King-Way and NAPTech and the fact that those acquisitions cannot be effected unless the merger occurs

  . the terms and conditions of the merger agreement, including the number of shares to be issued to Chatwins Group stockholders, the contingent nature of a portion of the merger consideration based on

    Chatwins Group's 1999 performance, the parties' representations, warranties and covenants and the conditions to their respective obligations

  . the expiration dates of Reunion Industries' NOLs, the small likelihood that Reunion Industries' stand- alone earnings would utilize them fully prior to their expiration, the fact that the consummation of the merger would require the extension of the transfer restrictions in order to better assure that Reunion Industries would be able to continue to utilize its NOLs and the likelihood that Reunion Industries would be able to more fully utilize its NOLs after the merger

  . the historical market prices of Reunion Industries' common stock

  . the fact that the merger would not be a taxable transaction to the stockholders of Reunion Industries

   Following consideration of the information and factors described above (including reliance on the opinion of Legg Mason that the consideration to be paid by Reunion Industries in the merger is fair to Reunion Industries and to the stockholders of Reunion Industries other than Chatwins Group from a financial point of view), on March 30, 1999 the Board of Directors concluded that the merger is in the best interests of Reunion Industries and its stockholders other than Chatwins Group. In reaching this conclusion, the Board of Directors did not assign relative or specific weights to the above information and factors or determine that any particular information or factor was of unique importance. Instead, the Board of Directors based its recommendation upon the totality of the information and factors presented to it or otherwise known to its members.

   For the reasons set forth above and elsewhere in this proxy statement/prospectus, the Reunion Industries Board of Directors recommends that stockholders vote FOR approval of the merger agreement.

Opinion of Reunion Industries' Financial Advisor

   At the March 24, 1999 Reunion Industries Board meeting, Legg Mason delivered its oral Opinion to the Reunion Industries Board that, as of March 19, 1999, the amount of consideration to be paid by Reunion Industries under the terms of the merger agreement is fair to Reunion Industries and its stockholders, other than Chatwins Group, from a financial point of view. At the March 30, 1999 Reunion Industries Board meeting, Legg Mason delivered a written opinion (the "Legg Mason Opinion") that, as of March 26, 1999, the amount of consideration to be paid by Reunion Industries under the terms of the merger agreement is fair to Reunion Industries and its stockholders, other than Chatwins Group, from a financial point of view. There is no current intention to update the Legg Mason Opinion. The full text of the Legg Mason Opinion, which sets forth the assumptions made, matters considered, scope and limitations of the review undertaken and procedures followed by Legg Mason in rendering its Opinion, is attached to this proxy statement prospectus as Annex B and Legg Mason has consented to its attachment hereto. Reunion Industries stockholders are urged to read the Opinion carefully and in its entirety. The Legg Mason Opinion is directed only to the fairness from a financial point of view to Reunion Industries and its stockholders, other than Chatwins Group, of the consideration to be paid by Reunion Industries in the merger with Chatwins Group and does not constitute a recommendation to any Reunion Industries stockholder as to how such stockholder should vote at the annual meeting.

   In arriving at its Opinion, Legg Mason has, among other things: (i) reviewed the merger agreement; (ii) reviewed certain publicly available audited and unaudited financial statements of Reunion Industries and Chatwins Group and certain other publicly available information of Reunion Industries and Chatwins Group; (iii) reviewed certain internal information, primarily financial in nature, concerning Reunion Industries and Chatwins Group prepared by their respective managements; (iv) discussed the past and current operations and financial condition and prospects of Reunion Industries with the senior management of Reunion Industries; (v) discussed the past and current operations and financial condition and prospects of Chatwins Group with the senior management of Chatwins Group; (vi) reviewed forecast financial statements of Reunion Industries prepared and furnished to Legg Mason by the senior management of Reunion Industries; (vii) reviewed forecast financial statements of Chatwins Group prepared and furnished to Legg Mason by the senior management of Chatwins Group; (viii) held meetings and discussions with certain officers and employees of Reunion Industries and Chatwins Group, concerning the operations, financial condition and future prospects of the combined company; (ix) reviewed certain publicly available financial and stock market data relating to selected public companies that Legg Mason considered relevant to its inquiry; (x) considered the pro forma financial effects of the merger on Reunion Industries; and, (xi) conducted such other financial studies, analyses and investigations and considered such other information as Legg Mason deemed necessary or appropriate.

   In connection with its review, Legg Mason assumed and relied upon the accuracy and completeness of all financial and other information supplied to it by the managements of Reunion Industries and Chatwins Group and all publicly available information, and did not independently verify such information. Legg Mason also relied upon the managements of Reunion Industries and Chatwins Group as to the reasonableness and achievability of the financial projections (and the assumptions and bases therein) provided to Legg Mason for Reunion Industries and Chatwins Group, respectively, and assumed that such projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future operating performance of each respective entity, including, without limitation, the tax benefits available to the combined company as well as to Reunion Industries on a stand alone basis. In arriving at the Legg Mason Opinion, Legg Mason relied upon the financial data for 1999, 2000, 2001 and 2002, which data were the latest available projections for Reunion Industries, Chatwins Group and the combined company provided to Legg Mason by the managements of Reunion Industries and Chatwins Group as of the date of the Legg Mason Opinion. Neither Reunion Industries nor Chatwins Group customarily discloses internal management projections of the type provided to Legg Mason in connection with Legg Mason's review of the merger. Such projections were not prepared with the expectation of public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

   Legg Mason was not requested to make, and did not make, an independent appraisal or evaluation of the assets, properties, facilities or liabilities of either Reunion Industries or Chatwins Group and, with the exception of certain appraisals related to the Juliana Preserve, was not furnished with any such appraisal or evaluation.

   The Legg Mason Opinion is necessarily based on stock prices and economic and other conditions and circumstances as existed or were in effect on, and the information made available to it as of, the date set forth in its Opinion. Legg Mason expressed no opinion as to what the value of Reunion Industries common stock actually will be when issued to the stockholders of Chatwins Group pursuant to the merger agreement or as to the price or trading range at which Reunion Industries common stock may trade following the merger.

   In connection with rendering its Opinion, Legg Mason performed a variety of financial analyses. While all of the material analyses performed are summarized below, the summary does not purport to be a complete description of the analyses performed and factors considered by Legg Mason in arriving at its Opinion. Legg Mason believes that its analysis must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create a misleading view of the processes underlying its Opinion. The preparation of a Fairness Opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Legg Mason was not authorized to solicit, and did not solicit, indications of interest from any third party with respect to an acquisition of Reunion Industries, its assets, or any part thereof. Legg Mason assumed that the merger and related transactions described elsewhere in this proxy statement prospectus will be consummated according to the terms and conditions described in the forms of the agreements reviewed by Legg Mason, without any waiver of material terms or conditions by Reunion Industries or Chatwins Group, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger would not have an adverse effect on the combined company.

   The following is a summary of the principal financial and valuation analyses performed by Legg Mason in connection with the preparation of the Legg Mason Opinion. These analyses were presented to the Reunion Industries Board at its meeting on March 24, 1999, and were based on stock price information through the close of the market on March 19, 1999 and subsequently updated for stock price information through the close of the market on March 26, 1999 for presentation to the Board on March 30, 1999.

Summary of Legg Mason's Valuation Approach

   Analysis of Consideration to be Paid for Chatwins Group. Legg Mason analyzed the value of the consideration to be paid by Reunion Industries for Chatwins Group according to the terms of the proposed merger based on the merger agreement dated March 30, 1999. The consideration analyzed included: (i) the purchase price for the equity of Chatwins Group based on: (a) Reunion Industries' current share price as of March 26, 1999 and (b) Reunion Industries' share price as of January 25, 1999 (one month and one day prior to the February 26, 1999 announcement that Reunion Industries was selling ORC and had resumed discussions with Chatwins Group regarding a possible merger transaction and (ii) the enterprise value of Chatwins Group based on the proposed merger terms. Legg Mason then compared the implied transaction multiples to multiples that Legg Mason calculated based on the valuation methodologies detailed below.

   Relative Valuation Analysis. Legg Mason completed a series of valuation methodologies to determine a value for Chatwins Group. In addition, Legg Mason applied the same valuation methodologies to Reunion Industries and compared the terms of the transaction to the relative equity values of both companies after deducting net debt and preferred stock and adjusting for other non-operating assets and liabilities. Under this methodology Legg Mason primarily relied upon comparable companies and comparable transactions, focusing on latest twelve months ("LTM") net income multiples and latest twelve months' earnings before interest and taxes ("LTM EBIT") multiples. Legg Mason then compared the results of the Comparable Companies and Comparable Transaction Analyses to the Discounted Cash Flow ("DCF") Analysis and the Leveraged Buyout ("LBO") Analysis, all of which are described below. Legg Mason gave less weight to the DCF and LBO Analyses because of the inherent uncertain nature of projections and because projections included increases in revenue and operating margins in excess of historical levels.

   Pro Forma Merger Analysis. Legg Mason performed a pro forma merger analysis of the merged entity of Reunion Industries and Chatwins Group, including the effects of the proposed transaction both on a historical and projected basis. In this analysis, Legg Mason focused on historical latest twelve months ended December 31, 1998 net income from continuing operations available to common stockholders for Reunion Industries, on a stand alone basis. Legg Mason then calculated the combined entity's pro forma latest twelve months net income from continuing operations available to common stockholders. Reunion Industries' latest twelve months net income from continuing operations was then compared to the combined entity's pro forma latest twelve months net income from continuing operations (actual net income adjusted for one-time write-offs and charges and excluding the Juliana operations). Legg Mason determined the merger to be accretive based on historical net income from continuing operations available to common stockholders for the latest twelve months ended December 31, 1998.

Analysis of Consideration to be Paid for Chatwins Group

   Legg Mason calculated the amount of consideration being paid for Chatwins Group.

   The amount of consideration being paid for Chatwins Group was calculated by applying Reunion Industries' current share price of $5.13, as of March 26, 1999, to the 8,500,000 million shares of Reunion Industries that the stockholders of Chatwins Group will receive in connection with the merger for a total of $43.6 million. The value of Chatwins Group's current ownership of Reunion Industries was then calculated as 1.45 million shares valued at the Reunion Industries share price of $5.13 for a total value of $7.4 million. The value of Chatwins Group's current ownership of Reunion Industries, $7.4 million, was then deducted from the equity value of Chatwins Group of $43.6 million to determine a purchase price for the equity of Chatwins Group of $36.1 million. Chatwins Group's net debt was $95.3 million (calculated as Chatwins Group's debt of $87.1 million, including its unfunded pension liability of $0.6 million and its accumulated postretirement benefit obligation of $0.9 million, and preferred stock of $8.5 million, offset by Chatwins Group's cash of $0.3 million). The enterprise value of Chatwins Group was $131.4 million, calculated as the total of its equity value of $36.1 million and its net debt of $95.3 million.

   Legg Mason then calculated the implied multiples that Reunion Industries is paying for Chatwins Group based on Chatwins Group's equity value and enterprise value. Legg Mason calculated the multiple of the purchase price for Chatwins Group's equity to LTM net income, 1999 projected net income and 2000 projected net income to be 22.1x, 10.9x and 5.3x, respectively. These multiples were based on Chatwins Group LTM net income, and 1999 projected net income and 2000 projected net income of $1.6 million, $3.3 million and $6.8 million, respectively. Legg Mason also calculated the multiple of Chatwins Group's enterprise value to latest twelve months earnings before interest, taxes, depreciation and amortization ("LTM EBITDA") and LTM EBIT to be 7.6x and10.3x, respectively. These multiples were calculated based on LTM EBITDA and LTM EBIT of $17.3 million and $12.8 million, respectively. These multiples that were calculated based on the purchase price of Chatwins Group were then compared to the multiples that were calculated in the Comparable Companies and Comparable Transactions Analyses as well as the implied multiples based on the Discounted Cash Flow and Leveraged Buyout Analyses that were conducted. For further information related to these valuation analyses see the detailed information below.

   The above analysis was based on Reunion Industries' share price of $5.13 as of March 26, 1999. It should be noted that although Reunion Industries is publicly traded, it has severe restrictions on the sale of its stock (i.e., certain transfer restrictions placed on persons who hold 5% or more of the fair market value of Reunion Industries' stock). These restrictions, combined with small float (i.e., the number of shares held by stockholders other than Chatwins Group and Reunion Industries management) result in a relatively illiquid market in the Reunion Industries shares.

   As a result of the volatility in Reunion Industries' stock and the increase in Reunion Industries' share price since the February 26, 1999 announcement that Reunion Industries had resumed discussions with Chatwins Group regarding a possible merger transaction, Legg Mason reviewed the merger terms utilizing a stock price of $3.38 as of January 25, 1999, one month and one day prior to the February 26, 1999 announcement. A valuation based on a stock price as of January 25, 1999 was utilized in order to remove the impact of the February 26, 1999 announcement from the value of Reunion Industries' stock price.

   The acquisition of Chatwins Group was calculated by applying Reunion Industries' share price of $3.38, as of January 25, 1999, to the 8,500,000 million shares of Reunion Industries that the stockholders of Chatwins Group will receive in connection with the merger for a total of $28.7 million. Next the value of Chatwins Group's current ownership of Reunion Industries was calculated as 1.45 million shares valued at the Reunion Industries share price of $3.38 for a total value of $4.9 million. The value of Chatwins Group's current ownership of Reunion Industries, $4.9 million, was then deducted from the equity value of Chatwins Group of $28.7 million to determine a purchase price for the equity of Chatwins Group of $23.8 million. Chatwins Group's net debt was $95.3 million (calculated as Chatwins Group's debt of $87.1 million, including its unfunded pension liability of $0.6 million and its accumulated postretirement benefit obligation of $0.9 million, and preferred stock of $8.5 million, offset by Chatwins Group's cash of $0.3 million). The enterprise value of Chatwins Group was $119.1 million, calculated as the total of its equity value of $23.8 million and its net debt of $95.3 million.

   Legg Mason then calculated the implied multiples that Reunion Industries is paying for Chatwins Group based on Chatwins Group's equity value and enterprise value. Legg Mason calculated the multiple of the purchase price for Chatwins Group's equity to LTM net income, 1999 projected net income and 2000 projected net income to be 14.5x, 7.2x and 3.5x, respectively. These multiples were based on Chatwins Group LTM net income, and 1999 projected net income and 2000 projected net income of $1.6 million, $3.3 million and $6.8 million, respectively. Legg Mason also calculated the multiple of Chatwins Group's enterprise value to LTM EBITDA and LTM EBIT to be 6.9x and 9.3x, respectively. These multiples were calculated based on LTM EBITDA and LTM EBIT of $17.3 million and $12.8 million, respectively. These multiples that were calculated based on the purchase price of Chatwins Group were then compared to the multiples that were calculated in the

Comparable Companies and Comparable Transactions Analyses as well as the implied multiples based on the Discounted Cash Flow and Leveraged Buyout Analyses that were conducted. For further information related to these valuation analyses see the detailed information below.

   Legg Mason also noted that the merger terms state that the stockholders of Chatwins Group may receive up to an additional 5,000,000 shares based on the satisfaction of 1999 performance goals. Legg Mason reviewed the merger consideration based on the stockholders of Chatwins Group receiving the 8,500,000 non-contingent shares. However, if the additional 500,000 contingent shares were issued to the stockholders of Chatwins Group, the amount of consideration would still be considered fair. According to the merger terms, Chatwins Group stockholders would receive 200,000 additional shares of Reunion Industries common stock if Chatwins Group's (including King-Way Material Handling and NAPTech) 1999 EBITDA were at least $27.9 million. In addition, Chatwins Group would receive 0.3 shares of Reunion Industries' common stock for each dollar of 1999 EBITDA in excess of $27.9 million up to $28.9 million. The 200,000 additional shares would represent a range of $0.7 million (based on a share price of $3.38 as of January 25, 1999) to $1.0 million (based on a share price of $5.13 as of March 26, 1999) of additional consideration representing a 0.6% to 0.8% increase in consideration paid to the stockholders of Chatwins Group. Legg Mason noted this percentage increase in consideration compared favorably to the percentage increase in Chatwins Group's 1999 EBITDA necessary to earn the additional shares. To receive the additional 200,000 shares, Chatwins Group's (including King-Way Material Handling and NAPTech) 1999 EBITDA would have to increase 15.3% from its pro forma 1998 EBITDA. The additional 300,000 contingent shares would represent a range of $1.0 million (based on a share price of $3.38 as of January 25, 1999) to $1.5 million (based on a share price of $5.13 as of March 26, 1999) of additional consideration. Legg Mason noted that the value of this additional consideration would compare favorably to the value of the incremental EBITDA based on comparable company LTM EBITDA multiples and comparable transactions LTM EBITDA multiples. The additional $1.0 million of EBITDA would represent incremental enterprise value of $6.0 million based on comparable company LTM EBITDA multiples or $8.8 million based on comparable transactions LTM EBITDA multiples.

Relative Valuation Analysis

   To complement the above mentioned analysis, Reunion Industries and Chatwins Group were valued utilizing the analyses described below and Legg Mason considered the relative value of both companies.

   Reunion Industries. Reunion Industries was valued on a fully taxed operating basis utilizing each of the analyses described below. Then the value of Reunion Industries' non-operating assets and liabilities, as detailed below, was added to the value of Reunion Industries.

   Non-operating assets and liabilities. Legg Mason analyzed Reunion Industries based on its on-going operations, after adjustment for non-recurring write-offs and charges. Then Legg Mason analyzed the non-operating assets and liabilities of Reunion Industries. The overall net value of Reunion Industries' non-operating assets and liabilities, as detailed below, was an addition to the value of Reunion Industries of $9.0 million. This net addition in the value of Reunion Industries was applied to Reunion Industries' equity value as calculated based on the Comparable Companies, Comparable Transactions, Discounted Cash Flow and Leveraged Buyout Analyses. Below are descriptions of Reunion Industries' non-operating assets and liabilities.

     Present Value of Note Receivable. Reunion Industries sold its interest in certain California farm property and as part of the consideration, Reunion Industries received notes receivable due in year 2000 with interest payments of approximately 8%-9%. Management believes the recorded value of $0.2 million approximates the cash value of this receivable. In Legg Mason's analysis, the present value of the notes receivable is an addition of $0.2 million to Reunion Industries' equity value.

     Restricted Cash. Restricted cash balances have been included in Other Assets and Other Assets Held for Sale based on the nature of the underlying obligation collateralized. Such balances primarily relate to regulatory operating deposits and performance bonds. The two restricted cash balances include collateral for a Potash Bond, of $51,000, which will become unrestricted when Reunion Industries sells its Potash operations and collateral for its Chevron agreement, of $20,000, which is in conjunction with the cleanup of the Louisiana properties and will be unrestricted when the cleanup is finished. Per discussion with Reunion Industries' management, these two restricted cash amounts represent their net realizable values. The other restricted cash balance of $83,000 is offset by a corresponding liability and is considered to be worthless. In Legg Mason's analysis, the restricted cash is an addition of $0.1 million to Reunion Industries' equity value.

     Juliana Operations. Reunion Industries, through its subsidiary Juliana Vineyards ("Juliana"), is engaged in wine grape development and the growing and harvesting of wine grapes for the premium table wine market. Juliana's wine grape agricultural operations consist of approximately 3,800 acres, of which approximately 1,200 acres are suitable for wine grape production and of which approximately 325 acres are currently in production. Legg Mason evaluated Juliana, on a stand alone basis, by reviewing summaries of the appraisals conducted in June 1998 on the parcels of property that comprise Juliana and which appraisals were given to Legg Mason by the management of Reunion Industries. Legg Mason valued Juliana on the assumption that this property is to be sold and it is assumed that the sale process would take approximately one year to complete. Therefore, Legg Mason discounted back the value to Reunion Industries, calculated as the aggregate value of the appraisal summaries, based on Reunion Industries' weighted average cost of capital of 14.5%. This analysis resulted in Juliana's present value to Reunion Industries to be approximately $14.9 million. This valuation, which is based on the assumption that Juliana is sold, may overvalue Juliana as this analysis does not consider the losses and capital expenditure requirements that Reunion Industries projects for Juliana over the next several years. In Legg Mason's analysis, the Juliana operations is an addition of $14.9 million to Reunion Industries' equity value.

     Book Value of Potash Mineral Rights and Oil and Gas Properties. Reunion Industries holds interests in federal and state leases totaling approximately 55,000 acres near Moab, Utah, known as Ten Mile Potash. Sylvanite, a potash mineral, is the principal mineral of interest and occurrence in the Ten Mile Potash property. To date, Ten Mile Potash has not yielded any significant revenues from mining operations or any other significant revenues, and Reunion Industries is pursuing the sale or farmout of these interests. Reunion Industries is attempting to sell its mineral interests. It has been and is currently in discussions with a potential buyer. Management has advised Legg Mason that the selling price that has been discussed with this potential buyer has been higher than the carrying amount of $0.1 million. Reunion Industries' interest in its oil and gas properties relates to Reunion Industries' discontinued oil and gas operations. Reunion Industries believes that the carrying amount of these oil and gas properties of $0.2 million is a conservative estimate and reflects its cash value. In Legg Mason's analysis, the book value of Reunion Industries' Potash Mineral Rights and its oil and gas properties is an addition of $0.3 million to Reunion Industries' equity value.

     Present Value of Net Operating Loss Carryforward ("NOL"). Legg Mason utilized Reunion Industries management's earnings projections to calculate Reunion Industries' after tax savings resulting from its NOL. Each year's saving was discounted back at Reunion Industries' weighted average cost of capital, calculated to be 14.5%, to arrive at a present value of the NOL. This analysis provided an implied present value of the NOL to Reunion Industries, on a stand alone basis, of $5.0 million. This analysis calculated the present value of the NOLs based on projections that were provided to Legg Mason by Reunion Industries.

     In addition to the above mentioned analysis of the present value of Reunion Industries' NOL on a stand alone basis, Legg Mason also calculated the value of the projected, unused portion of the NOLs by Reunion Industries on a stand alone basis. In performing this analysis, Legg Mason also utilized projections provided by Reunion Industries' management. The amount of the unused portion of the NOL that expired each year was calculated and then discounted back at Reunion Industries' weighted average cost of capital of 14.5%. This resulted in a present value of the unused portion of Reunion Industries'

  NOL of approximately $62.5 million. In Legg Mason's analysis, the present value of the NOL is an addition of $5.0 million to Reunion Industries' equity value.

     Bargo Energy Company Legal Liability. Reunion Industries filed suit against Bargo Energy Company ("Bargo") and its general partners, Chisos Corporation, Austin Resources Corporation, Shearwave, Inc., Brazos Oil & Gas Corporation, and Schroder Oil Financing & Investment Company, on January 16, 1996 for damages and relief arising out of Bargo's repudiation of its agreement to purchase all outstanding shares of the capital stock of Reunion Industries Energy Company ("REC"). Bargo had agreed to pay Reunion Industries $15.1 million for Reunion Industries Energy Company's capital stock. A jury found that Bargo had a right to terminate the agreement because Reunion Industries had fraudulently induced Bargo to enter into the agreement. Damages have been assessed at $8.8 million, which includes one year of interest. Reunion Industries has accrued $8.4 million on its Balance Sheet. Reunion Industries is currently in settlement negotiations and expects a settlement in the range of $0.2 million to $6.5 million. In Legg Mason's analysis, the Bargo Energy Company legal liability is a deduction of $6.5 million, the highest proposed settlement amount, to Reunion Industries' equity value.

     Environmental Liability. In connection with the sale of Reunion Industries' wholly-owned subsidiary, Reunion Industries Energy Company, Reunion Industries retained certain oil and gas properties in Louisiana because of litigation concerning environmental matters. Reunion Industries is in the process of environmental remediation under a plan approved by the Louisiana Office of Conservation. Reunion Industries has made an accrual for $1.5 million for remaining cleanup charges. In Legg Mason's analysis, the environmental liability is a deduction of $1.5 million to Reunion Industries' equity value.

     California State Franchise Tax Settlement. Based on audits for 1991 to 1993, the Company has been assessed an aggregate amount of $0.7 million by the State of California Franchise Tax Board related to the sales of certain Canadian assets in 1991. Reunion Industries classified these asset sales as non-business income. The State of California is stating that these sales should be classified as business income. The management of Reunion Industries has accrued $0.6 million on its Balance Sheet and estimates Reunion Industries' full exposure is $1.4 million. In Legg Mason's analysis, the California State Franchise Tax Settlement is a deduction of $1.4 million to Reunion Industries' equity value.

     Unfunded Pension Liability. Reunion Industries currently has an unfunded pension liability of $0.7 million as of December 31, 1998. In Legg Mason's analysis, the unfunded pension liability is a deduction of $0.7 million to Reunion Industries' equity value.

     Accumulated Postretirement Benefit Obligation. Reunion Industries currently has an accumulated postretirement benefit obligation of $1.4 million as of December 31, 1998. In Legg Mason's analysis, the accumulated postretirement benefit obligation is a deduction of $1.4 million to Reunion Industries' equity value.

   Chatwins Group. Chatwins Group was valued on a fully taxed operating basis utilizing each of the analyses described below. In addition, the value of Chatwins Group's 38% ownership in Reunion Industries was added, post-valuation, to the derived value of Chatwins Group. The value of Reunion Industries that was utilized to calculate the value of Chatwins Group ownership of Reunion Industries was calculated utilizing a methodology consistent with each methodology utilized to value Chatwins Group.

   Legg Mason noted that since the merger of Reunion Industries and Chatwins Group does not constitute a change of control of Reunion Industries, the combined entity can fully benefit from the utilization of Reunion Industries' NOLs subject to the combined company's operating performance.

   In addition, Legg Mason noted that no other potential buyer of Reunion Industries, other than the previously mentioned merger with Chatwins Group, would be able to utilize Reunion Industries' NOLs as a merger of Reunion Industries and any other company would result in a change in control issue which would reduce the amount of NOLs that could be utilized. Therefore, the value of Reunion Industries' NOLs to its stockholders would be significantly less if Reunion Industries merged with another due to IRC section 382 which details the change of control regulations.

Comparable Companies Analysis

   Legg Mason compared the relevant historical, current and projected financial and operating results of both Reunion Industries and Chatwins Group with the operating results of selected publicly traded companies that in Legg Mason's judgment are and would be comparable to Reunion Industries and Chatwins Group (collectively the "Comparable Companies"). The Comparable Companies were chosen by Legg Mason based on general business, operating and financial characteristics representative of companies in the industries in which Reunion Industries and Chatwins Group do and would operate. No company or business used in the Comparable Companies analysis is identical to Reunion Industries or Chatwins Group. Accordingly, an analysis of the results of the following is not entirely mathematical; rather, it involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading value of either the Comparable Companies or the company to which they are being compared; therefore, the resulting multiples relied upon for this analysis are subject to interpretation. Legg Mason recognized that each of the Comparable Companies is and would be distinguishable from both Reunion Industries and Chatwins Group in certain respects.

   In performing its analyses, Legg Mason examined both the aggregate equity value of the outstanding common equity (defined as the number of outstanding shares times the current price per share as of March 26, 1999, hereafter the "Equity Value") and the Equity Value plus preferred equity (if any) at liquidation value and total debt net of cash and cash equivalents (the "Enterprise Value") of the Comparable Companies. Using each Comparable Company's Enterprise Value, Legg Mason calculated multiples of, among other things, each Comparable Company's LTM EBIT and LTM EBITDA (collectively, the "Enterprise Value Multiples").

   Using each Comparable Company's Equity Value, and based on published security analysts' estimates, Legg Mason also calculated multiples of, among other things, each company's LTM net income, projected 1999 net income and projected 2000 net income.

   The multiples that Legg Mason applied to Reunion Industries and Chatwins Group are described in detail below.

   Using the foregoing information, Legg Mason derived a range of estimated values based upon implied Enterprise Values and Equity Values derived by applying the aforementioned mean Enterprise Value Multiples and Equity Value Multiples of the Comparable Companies to the appropriate financial statistics of Reunion Industries and Chatwins Group. In cases where Legg Mason's analysis indicated that the multiple for a particular Comparable Company was not meaningful (e.g. because of recently depressed financial and operating performance), Legg Mason excluded that multiple and relied upon the mean multiples of the other Comparable Companies. Legg Mason has advised that such exclusions did not affect the reliability of its analysis.

   Reunion Industries. In using the Comparable Companies analysis to value Reunion Industries on a stand alone basis, Legg Mason analyzed financial information which included, among other things: (i) operating performance; (ii) growth rates; (iii) capitalization ratios; (iv) ratios of common stock share prices to LTM, 1999 projected and 2000 projected earnings per share and book value per share; and (v) ratios of Enterprise Value to LTM EBITDA and LTM EBIT. On an LTM basis, Reunion Industries was valued based on continuing operations which have been adjusted to exclude the 1998, non-cash, one-time charge of $9.2 million provision for the Bargo judgement as well as the $0.4 million net losses associated with the Company's Juliana operations. In addition, all financial data related to Juliana was excluded from Reunion Industries' operations as the Juliana operations were valued based on the methodology previously mentioned and the present value of the net consideration that Reunion Industries would receive upon the sale of Juliana was then added to the values of Reunion Industries as calculated based on the comparable companies.

   For the purposes of this analysis, the Comparable Companies selected by Legg Mason for Reunion Industries were the following companies that operate in the plastics manufacturing industry: Advanced Technical Products, Inc., Deswell Industries, Inc., Furon Co., Triple S Plastics, Inc. and Worthington Industries, Inc.

   Legg Mason noted that the mean multiples of Equity Value to LTM, projected 1999 and projected 2000 net income were 10.1x, 8.6x and 9.6 x, respectively. Applying these mean multiples to Reunion Industries' adjusted LTM net income, as adjusted for non-recurring items mentioned above, projected 1999 and projected 2000 net income yielded implied equity values of the on-going operations of Reunion Industries, excluding the value of its non-operating assets and liabilities, of $3.9 million, $4.1 million and $18.1 million, respectively. Including the value of its non-operating assets and liabilities resulted in implied equity values of Reunion Industries of $12.8 million, $13.1 million and $27.0 million, respectively. Legg Mason noted that the mean multiples of Enterprise Value to LTM EBIT and LTM EBITDA were 8.2x and 5.1x, respectively. Applying the mean multiples to Reunion Industries' LTM EBIT and LTM EBITDA yielded implied equity values of Reunion Industries, excluding the value of its non-operating assets and liabilities, of $-3.4 million and $9.6 million, respectively. Including the value of Reunion Industries' non-operating assets and liabilities resulted in implied equity values of Reunion Industries of $5.5 million and $18.5 million, respectively.

   Chatwins Group. In using the Comparable Companies analysis to value Chatwins Group on a stand alone basis, Legg Mason analyzed financial information which included, among other things: (i) operating performance; (ii) growth rates;
(iii) capitalization ratios; (iv) ratios of common stock share prices to LTM 1998, 1999 projected and 2000 projected earnings per share and book value per share; and (v) ratios of Enterprise Value to LTM EBITDA and EBIT.

   For the purposes of this analysis, the Comparable Companies selected by Legg Mason for Chatwins Group were the following companies that operate in the diversified industrial manufacturing industry: A.M. Castle & Co., Commercial Intertech Corporation, Harnischfeger Industries, Inc., Harsco Corporation, Katy Industries, Inc., Keystone Consolidated Industries, Inc., Owosso Corporation, SIFCO Industries, Inc., Synalloy Corporation, Trinity Industries, Varlen Corporation and Worthington Industries, Inc.

   Legg Mason noted that the mean multiples of Equity Value to LTM, projected 1999 and projected 2000 net income were 13.9x, 9.0x and 7.7x, respectively. In addition, Legg Mason noted that the mean multiples of Enterprise Value to LTM EBIT and LTM EBITDA were 10.6x and 6.0x, respectively. Applying the mean multiples to Chatwins Group LTM, 1999 projected and 2000 projected earnings yielded implied equity values of Chatwins Group, excluding the value of its ownership in Reunion Industries, of $22.7 million, $29.7 million and $52.5 million, respectively. Including the value of its ownership in Reunion Industries (based on Chatwins Group ownership percentage of Reunion Industries and based on LTM, projected 1999 and projected 2000 net income as adjusted for Reunion Industries' non-operating assets and liabilities) resulted in implied equity values of Chatwins Group of $27.5 million, $34.5 million and $62.5 million, respectively. Applying the mean multiples to Chatwins Group's LTM EBIT and LTM EBITDA yielded implied equity values of Chatwins Group, excluding the value of its ownership in Reunion Industries, of $40.3 million and $8.7 million, respectively. Including the value of its ownership in Reunion Industries (valued at LTM EBIT and EBITDA and then adjusted for Reunion Industries' non-operating assets and liabilities) resulted in implied equity values of Chatwins Group of $42.3 million and $15.6 million, respectively.

   Relative Valuation. The relative value of each entity was calculated, based on equity values, utilizing each of the Comparable Companies' multiples in turn, and including the value of Reunion Industries' non-operating assets and liabilities and Chatwins Group's ownership in Reunion Industries.

   With Reunion Industries' non-operating assets and liabilities, the ownership based on the relative value of Chatwins Group to Reunion Industries using LTM, projected 1999 and projected 2000 multiples of net income was calculated to be 68%:32%, 73%:27% and 70%:30%, respectively (shown as Chatwins Group%:Reunion

Industries%). The ownership based on the relative value of Chatwins Group to Reunion Industries using LTM EBIT, and LTM EBITDA multiples was calculated to be 88%:12% and 46%:54%, respectively.

Comparable Transactions Analysis

   Legg Mason conducted an analysis of comparable merger and acquisition transactions as a method of valuing Reunion Industries and Chatwins Group. A Comparable Transactions Analysis reviews and analyzes transactions, and the resulting implied multiples, involving companies in the same or similar industries as the company under review. This analysis compares certain financial and operating statistics of a company with certain financial and operating statistics of selected similar companies immediately prior to their being acquired (the "Acquired Companies").

   In performing this analysis, Legg Mason analyzed the acquisition of publicly traded and private plastics manufacturing companies for Reunion Industries and diversified manufacturing companies for Chatwins Group. The range of multiples of these transactions was then applied to Reunion Industries' and Chatwins Group's financial results, respectively, to value Reunion Industries and Chatwins Group, respectively. In this analysis, it was determined that there were no acquisitions of companies that are directly comparable to Reunion Industries and Chatwins Group. Therefore, in performing this analysis, Legg Mason selected certain Standard Industrial Classification ("SIC") codes of plastics manufacturing companies and diversified manufacturing companies and reviewed recent acquisitions of these companies. Legg Mason then calculated the acquisition multiples paid for these companies. These multiples included Enterprise Value to LTM EBITDA and Enterprise Value to LTM EBIT. Legg Mason calculated mean, median, high and low multiples for each of these categories based on these comparable transactions.

   Legg Mason then applied the mean comparable transactions multiples obtained to Chatwins Group's and Reunion Industries' LTM EBITDA and LTM EBIT to determine approximate enterprise valuations of each respective company.

   The multiples that Legg Mason applied to Reunion Industries and Chatwins Group are described in detail below.

   Using the foregoing information, Legg Mason derived a range of estimated values upon implied Enterprise Values and Equity Values derived by applying the aforementioned mean Enterprise Value Multiples of the Comparable Transactions Analysis to the appropriate financial statistics of Reunion Industries and Chatwins Group. In cases where Legg Mason's analysis indicated that the multiple for a particular Comparable Transaction was not meaningful (e.g. because of insufficient financial and transaction data available), Legg Mason excluded that multiple and relied upon the mean multiples of the other Comparable Transactions. Legg Mason has advised that such exclusions did not affect the reliability of its analysis.

   Reunion Industries. In using the Comparable Transactions analysis to value Reunion Industries on a stand alone basis, Legg Mason analyzed financial information which included, among other things: (i) similar operating performance; (ii) growth rates; (iii) similar operating characteristics; and
(iv) ratios of Enterprise Value to LTM EBITDA and LTM EBIT. On an LTM basis, Reunion Industries was valued based on continuing operations which have been adjusted to exclude the 1998, non-cash, one-time charge of $9.2 million provision for the Bargo judgement as well as the $0.4 million net losses associated with Reunion Industries' Juliana operations. In addition, all financial data related to Juliana was excluded from Reunion Industries' operations as the Juliana operations were valued based on the methodology previously mentioned and the present value of the net consideration that Reunion Industries would receive upon the sale of Juliana was then added to the values of Reunion Industries as calculated based on the comparable transactions.

   For the purposes of this analysis, the Comparable Transactions selected by Legg Mason for Reunion Industries were the following acquisitions of plastic manufacturing companies: Summa Industries, Inc. acquisition of Calnetics Corp.; Tekni-Plex Inc.'s acquisition of PureTec Corp.; PCD Inc.'s acquisition of Wells

Electronics; Kerr Group Inc.'s acquisition of Sun Coast Industries Inc.; and Synetic Inc.'s acquisition of Point Plastic Inc.

   Legg Mason noted that the mean, median, high and low multiples of Enterprise Value to LTM EBITDA were 9.0x, 7.0x, 16.8x and 5.5x, respectively. The mean, median, high and low multiples of Enterprise Value to LTM EBIT were 12.4x, 10.6x, 23.4x and 6.6x, respectively. Applying the mean multiples of Enterprise Value to LTM EBITDA and LTM EBIT yielded implied enterprise values of Reunion Industries, excluding the value of its non-operating assets and liabilities, of $65.1 million and $36.3 million, respectively. Including the value of Reunion Industries' non-operating assets and liabilities resulted in implied equity values of Reunion Industries of $46.6 million and $17.9 million, respectively.

   Chatwins Group. In using the Comparable Transactions analysis to value Chatwins Group on a stand alone basis, Legg Mason analyzed financial information which included, among other things: (i) similar operating performance; (ii) growth rates; (iii) similar operating characteristics; and
(iv) ratios of Enterprise Value to EBITDA and EBIT.

   For the purposes of this analysis, the Comparable Transactions selected by Legg Mason for Chatwins Group were the following acquisitions of diversified manufacturing companies: R-B Capital Corp.'s acquisition of Peerless Industrial Group Inc.; Chart Industries Inc.'s acquisition of Cryenco Sciences Inc.; Harsco Corp.'s acquisition of Chemi-Trol Chemical Co.; J. Richard Industries Inc.'s acquisition of Portec Inc.; and Applied Power Inc.'s acquisition of Zero Corp.

   Legg Mason noted that the mean, median, high and low multiples of Enterprise Value to LTM EBITDA were 8.8x, 8.8x, 12.4x and 5.1x, respectively. The mean, median, high and low multiples of Enterprise Value to LTM EBIT were 13.1x, 10.9 x, 17.8x and 9.0x, respectively.

   Applying the mean multiples to Chatwins Group's LTM EBITDA and LTM EBIT yielded implied enterprise values of Chatwins Group, excluding the value of its ownership in Reunion Industries, of $153.0 million and $167.8 million, respectively. Including the value of its ownership in Reunion Industries (valued at LTM EBITDA and LTM EBIT and then adjusted for Reunion Industries' non-operating assets and liabilities) resulted in implied equity values of Chatwins Group of $75.1 million and $79.2 million, respectively.

   Relative Valuation. The relative value of each entity was calculated, based on equity values, utilizing the Comparable Transactions' multiples, and including the value of Reunion Industries' non-operating assets and liabilities and Chatwins Group's ownership in Reunion Industries.

   With Reunion Industries' non-operating assets and liabilities, the ownership based on the relative value of Chatwins Group to Reunion Industries using LTM EBIT and LTM EBITDA multiples was calculated to be 82%:18% and 62%:38%, respectively.

Discounted Cash Flow Analysis

   Legg Mason reviewed a discounted cash flow analysis of Reunion Industries and Chatwins Group premised upon the assumptions summarized below. The discounted cash flow analysis was based upon the financial and operating information relating to the business, operations and prospects of Reunion Industries and Chatwins Group supplied by the management of Reunion Industries and Chatwins Group and covering calendar years 1999 through 2003.

   Reunion Industries. Using discount rates ranging from 9.5% to 19.5%, Legg Mason calculated the present value of the projected stream of Net Unleveraged Cash Flow (as defined below) for calendar years 1999 through 2003 and the present cash value of the terminal value (the "Terminal Value") of Reunion Industries at December 31, 2003. Legg Mason applied discount rates derived from Reunion Industries' implied weighted average cost of capital (using a pricing model known as the Capital Asset Pricing Model and based on general and systemic risk factors reflected by the Comparable Companies) and developed a range of rates which reflected the risk implied by Reunion Industries' recent and projected operating performance. "Net Unleveraged Cash Flow," as used in the analysis, is defined, for each period, as projected EBIT, less taxes at an estimated rate of 40.0%, plus projected depreciation and amortization, less projected capital expenditures, plus or minus projected changes in non-cash working capital. The Terminal Value was computed by multiplying Reunion Industries' projected EBIT by terminal multiples of 4.0x to 8.0x. Legg Mason adjusted the calculated present value of the Net Unleveraged Cash Flow and Terminal Value by subtracting the debt on Reunion Industries' balance sheet, and adding cash and cash equivalents, to calculate a range of equity values for Reunion Industries. Legg Mason believes the ranges of discount rates and terminal multiples were appropriate in view of Reunion Industries' current performance, projected performance and Legg Mason's estimate of Reunion Industries' weighted average cost of capital of 14.5%.

   Based on the range of discount rates and terminal multiples referred to above, Legg Mason calculated a range of equity values for Reunion Industries, excluding the value of its non-operating assets and liabilities, of $-4.6 million to $22.8 million. The equity value calculated using Reunion Industries' estimated weighted average cost of capital as a discount rate and a 6.0x EBIT Terminal Value is calculated at $6.7 million. Including the value of Reunion Industries' non-operating assets and liabilities resulted in an implied equity value of Reunion Industries of $15.7 million.

   Chatwins Group. Using discount rates ranging from 8.0% to 18.0%, Legg Mason calculated the present value of the projected stream of Net Unleveraged Cash Flow (as defined below) for calendar years 1999 through 2003 and the present cash value of the terminal value (the "Terminal Value") of Chatwins Group at December 31, 2003. Legg Mason applied discount rates derived from Chatwins Group's implied weighted average cost of capital (using a pricing model known as the Capital Asset Pricing Model and based on general and systemic risk factors reflected by the Comparable Companies) and developed a range of rates which reflected the additional risk implied by Chatwins Group's recent and projected operating performance. "Net Unleveraged Cash Flow," as used in the analysis, is defined, for each period, as projected EBIT, less taxes at an estimated rate of 40.0%, plus projected depreciation and amortization, less projected capital expenditures, plus or minus projected changes in non-cash working capital. The Terminal Value was computed by multiplying Chatwins Group's projected EBIT by terminal multiples of 4.0x to 8.0x. Legg Mason adjusted the calculated present value of the Net Unleveraged Cash Flow and Terminal Value by subtracting the debt and preferred stock on Chatwins Group's balance sheet, and adding cash and cash equivalents, to calculate a range of equity values for Chatwins Group. Legg Mason believes the ranges of discount rates and terminal multiples were appropriate in view of Chatwins Group's current performance, projected performance and Legg Mason's estimate of Chatwins Group's weighted average cost of capital of 13.0%.

   Based on the range of discount rates and terminal multiples referred to above, Legg Mason calculated a range of equity values for Chatwins Group, excluding the value of its ownership in Reunion Industries, $3.5 million to $137.8 million. The equity value calculated using Chatwins Group estimated weighted average cost of capital as a discount rate and a 6.0x EBIT Terminal Value is $58.8 million. Including the value of its ownership in Reunion Industries resulted in an implied equity value of Chatwins Group of $64.6 million.

   Relative Valuation. The relative value of each entity was calculated utilizing the Discounted Cash Flow values calculated using each entities' estimated weighted average cost of capital as a discount rate and a 6.0x EBIT Terminal Value, and including the value of Reunion Industries' non-operating assets and liabilities and Chatwins Group's ownership in Reunion Industries in Reunion Industries' and Chatwins Group's valuations, respectively. These relative valuations were calculated for Reunion Industries and Chatwins Group.

   When adjusting for Reunion Industries' non-operating assets and liabilities, the ownership based on the relative value of Chatwins Group to Reunion Industries was calculated to be 80%:20% (shown as Chatwins Group%:Reunion Industries%).

Leveraged Buyout Analysis

   Legg Mason also reviewed a leveraged buyout analysis of Reunion Industries and Chatwins Group as a means of establishing the value of each company assuming that it was purchased by a financial buyer. A leveraged buyout involves the acquisition or recapitalization of a company financed primarily by incurring debt that is serviced by the post-LBO operating cash flow of the company.

   Reunion Industries. Based on this analysis, Legg Mason calculated an equity value for Reunion Industries, excluding the value of its non-operating assets and liabilities, of $-1.4 million. Including the value of Reunion Industries' non-operating assets and liabilities resulted in an implied equity value of Reunion Industries of $7.6 million.

   Chatwins Group. Based on this analysis, Legg Mason calculated an equity value for Chatwins Group and excluding the value of its ownership in Reunion Industries, of $3.4 million. Chatwins Group and including the value of its ownership in Reunion Industries resulted in an implied equity value of Chatwins Group of $6.2 million.

   Relative Valuation. The relative value of each entity was calculated utilizing the LBO analysis values calculated above, and including the value of Reunion Industries' non-operating assets and liabilities and Chatwins Group's ownership in Reunion Industries in Reunion Industries' and Chatwins Group's valuations, respectively. The ownership based on the relative value of Chatwins Group to Reunion Industries was calculated to be 45%:55% (shown as Chatwins Group%:Reunion Industries%).

Asset Liquidation Analysis

   Legg Mason also considered an asset liquidation analysis as a method of valuing Reunion Industries and Chatwins Group. An asset liquidation assumes that a company is dissolved and its assets sold for cash proceeds equal to estimated fair market values. Legg Mason advised the Reunion Industries Board that an asset liquidation tends to yield a lower value than that derived from other analyses because a liquidation does not attribute any value to the operation of the liquidated entity as a going concern. In the course of considering this type of analysis, Legg Mason determined that an asset liquidation analysis would not provide a reliable measure of the value of either Reunion Industries or Chatwins Group, as the liquidation values of the assets of operating companies in general represent only a small portion of such entities' going concern value. While an asset liquidation analysis for Chatwins Group and Reunion Industries was not considered reliable, Legg Mason did note that in the event Reunion Industries needed additional cash flow to service its debt or pay non-operating liabilities, certain non-operating assets of Reunion Industries could be liquidated.

Pro Forma Merger Analysis

   In this analysis, Legg Mason calculated and Reunion Industries' management confirmed the calculation of Reunion Industries' historical net income available to common stockholders for the latest twelve months ended December 31, 1998, from continuing operations (net income adjusted for one-time write-offs and charges and excluding the Juliana operations) to be $0.4 million, or $0.10 per share. Then Legg Mason calculated pro forma latest twelve months ended December 31, 1998 net income available to common stockholders from continuing operations for the combined entity, Reunion Industries and Chatwins Group (net income adjusted for one-time write-offs and charges and excluding the Juliana operations) to be $2.2 million, or $0.20 per share, representing 101.2% accretion for Reunion Industries' stockholders.

   Legg Mason utilized management's projected earnings for the Reunion Industries and Chatwins Group combined entity to calculate the present value of the NOL to the combined company. Each year's saving was discounted back at Reunion Industries' weighted average cost of capital, calculated to be 14.5%, to arrive at a present value of the NOL. This analysis provided an implied present value of the NOL to Reunion Industries and Chatwins Group of $30.9 million. These analyses calculated the present value of the NOLs based on projections that were provided to Legg Mason by the managements of Reunion Industries and Chatwins Group.

 Other Factors

   In rendering its Opinion, Legg Mason considered certain other factors, including a review of the business and operations of and the industries in which Reunion Industries or Chatwins Group operate, a review of Reunion Industries' and Chatwins Group's historical operating results and the financial and operating information with respect to the business, operations and prospects of Reunion Industries and Chatwins Group, a review of the current and historic stock price performance of Reunion Industries and other factors it deemed relevant.

   Legg Mason is a nationally recognized investment banking firm which has substantial experience in, among other things, the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, Legg Mason may actively trade in the securities of Reunion for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities.

   Pursuant to the terms of an engagement letter, Reunion agreed to pay Legg Mason $100,000 for acting as financial advisor in connection with Reunion's analysis of the financial terms of the Merger. Of this amount $25,000 was paid upon the engagement of Legg Mason and $25,000 on the presentation of findings to the Reunion Board of Directors in March 1999 and Reunion paid Legg Mason a fee of $50,000 for rendering the Legg Mason Opinion. Reunion has agreed to reimburse Legg Mason for its out-of-pocket expenses, and to indemnify Legg Mason and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of or in connection with the services rendered by Legg Mason under its engagement letter. Reunion previously paid Legg Mason a total of $400,000 in connection with the merger of Reunion and Chatwins that was proposed but abandoned prior to February 1999.

Chatwins Group's Reasons for Merger

   In reaching its decision to enter into the merger agreement, Chatwins Group's management and Board of Directors considered a number of factors including, among others:

  . the potential reduction in its overall effective borrowing rate as a result of the replacement of its existing credit facilities with new credit facilities (the high-yield debt offering and the refinancing transaction)

  . the potential reduction in restrictions on consummation of acquisitions and incurrence of indebtedness as a result of the replacement of Chatwins Group's existing credit facilities with the new credit facilities (the high-yield debt offering and the refinancing transaction)

  . the ability for the Chatwins Group stockholders to achieve greater liquidity through a merger into an already public company

  . the possibility of sheltering some of Chatwins Group's future earnings through utilization of Reunion Industries' NOLs

  . the opportunity for possible operating synergies as a result of a combined Reunion Industries/Chatwins Group entity

  . the terms and conditions of the merger agreement, including the number of Reunion Industries shares to be issued to the Chatwins Group stockholders

  . the fact that the Chatwins Group preferred stock will be automatically converted at its redemption value into Reunion Industries preferred stock (Reunion Industries Series A preferred stock)

  . the possibility that Reunion Industries' manufacturing and non-manufacturing assets might be sold for cash that could be reinvested in acquisitions more consistent with the manufacturing operations of Reunion Industries and Chatwins Group

  . the fact that the merger will not be a taxable transaction to the common stockholders of Chatwins Group

   Following consideration of the information and factors described above, Chatwins Group's Board of Directors concluded that the merger is in the best interests of Chatwins Group and its stockholders and approved the merger agreement by unanimous written consent dated March 30, 1999. In reaching this conclusion, Chatwins Group's Board of Directors did not assign relative or specific weights to the above factors or determine that any particular factor was of unique importance. Instead, Chatwins Group's Board of Directors based its decision upon the totality of the information and factors presented to it or otherwise known to its members.

   On March 30, 1999, a majority of the stockholders of Chatwins Group approved and adopted the merger agreement by written consent.

Terms of the Merger

   The description of the merger agreement set forth below describes the material terms of that agreement but does not purport to describe all of the terms of the merger agreement. All stockholders are urged to read the merger agreement, which is attached as Annex A to this proxy statement/prospectus, in its entirety.

   The merger will be accomplished under the Delaware General Corporation Law ("DGCL") pursuant to the merger agreement by and between Reunion Industries and Chatwins Group. Pursuant to the merger agreement, Chatwins Group will be merged with and into Reunion Industries and the independent corporate existence of Chatwins Group shall cease as of the effective time of the merger.

 Conversion or Cancellation of Chatwins Group Common Stock

   At the effective time of the merger, the common stock of Chatwins Group theretofore issued and outstanding and held by the stockholders of Chatwins Group shall be automatically converted into the right to

  . an aggregate of 8,500,000 shares of Reunion Industries common stock

  . plus up to an additional 500,000 shares of Reunion Industries common stock in the event that Chatwins Group, King-Way and NAPTech achieve specified performance levels in 1999

  . plus cash in lieu of any fractional share interests

   The 500,000 shares of Reunion Industries common stock, the issuance of which is contingent on the performance of Chatwins Group, King-Way and NAPTech, as described in the second bullet point above, will be issued as follows:

  . 200,000 shares of Reunion Industries common stock if the aggregate EBITDA of those business units (as defined below) is at least $27,911,000 (which is the budgeted aggregate EBITDA for these business units for the year ended December 31, 1999)

  . 0.3 shares of Reunion Industries common stock for each dollar by which the aggregate EBITDA of those business units exceeds $27,911,000 for the year ended December 31, 1999 up to an additional 300,000 shares

   For purposes of this determination, EBITDA means the earnings before interest expense, taxes, depreciation and amortization of Chatwins Group's business units, including King-Way and NAPTech, but excluding headquarters overhead expense, determined in accordance with generally accepted accounting principles, consistently applied.

   Neither Reunion Industries nor Chatwins Group can predict whether the EBITDA for 1999 will exceed $27,911,000 or, if it does, the amount by which it will exceed $27,911,000. Thus, the precise number of shares of Reunion Industries common stock to be issued in the merger to Chatwins Group stockholders cannot be predicted. Assuming that 8,500,000 shares of Reunion Industries common stock are issued in the merger and that there are 292,887.4 shares of Chatwins Group common stock outstanding at the time of the merger (which assumes that all outstanding warrants are exercised prior to the merger), each share of Chatwins Group common stock will be converted into 29.02 shares of Reunion Industries common stock in the merger. The equivalent per
share value of the Chatwins Group common stock as of April   , 1999, which is
calculated by multiplying 29.02 times the closing market price of Reunion
Industries common stock on that date, was $      per share.

   The shares of Reunion Industries common stock issued in the merger will be allocated among the holders of Chatwins Group common stock pro rata, based on their percentage ownership of Chatwins Group common stock at the effective time of the merger. As of April 23, 1999, there were [289,677.4] shares of Chatwins Group common stock outstanding, plus exercisable warrants to purchase an additional [3,210] shares of Chatwins Group common stock, which must be exercised or terminated prior to the merger.

   The shares of Reunion Industries' common stock currently owned by Chatwins Group, aggregating approximately 38% of the issued and outstanding common stock of Reunion Industries, as well as a warrant to purchase an additional 75,000 shares of its common stock owned by Chatwins Group will be retired in connection with the merger. All shares of Chatwins Group common stock held by Chatwins Group as treasury shares will be canceled and retired at the effective time of the merger and no shares of Reunion Industries' common stock will be issuable in respect thereof.

 Conversion of Chatwins Group Preferred Stock

   Chatwins Group has three classes of issued and outstanding preferred stock. At the effective time of the merger, each share of the Chatwins Group preferred stock will be automatically converted into one share of Reunion Industries Series A preferred stock. The Reunion Industries Series A preferred stock will have the following material rights, preferences, privileges and restrictions:

  . subject to any restrictions provided by law, Reunion Industries' certificate of incorporation or the terms of any Reunion Industries indebtedness, it will be redeemable at any time at the option of Reunion Industries at the redemption price then in effect, plus accumulated but unpaid dividends, so long as no shares of Series B preferred stock expected to be issued in connection with the acquisition of King-Way are outstanding

  . the aggregate initial redemption price will be $8.7 million, assuming the merger occurs on June 29, 1999

  . it will carry a cumulative dividend of 10% of the redemption price per annum, payable as and when declared by the Board of Directors of Reunion Industries

  . as to dividends, it will be senior in right of payment to dividends on the Reunion Industries common stock but junior in right of payment to dividends on the Reunion Industries Series B preferred stock

  . it will not be entitled to any voting rights (except as required by law) and will not have any right of conversion into the common stock or any other securities of Reunion Industries

  . upon a liquidation of Reunion Industries, the holders will be entitled to be paid, out of the assets of Reunion Industries available for payment to the holders of its capital stock, an amount equal to the redemption price plus accrued but unpaid dividends; their right to such payment being senior to any payment on liquidation to holders of Reunion Industries common stock and Series B preferred stock

   Mr. Charles E. Bradley, Sr. and Mr. Poole are beneficial owners of all of the Chatwins Group preferred stock presently outstanding.

 Cash in Lieu of Fractional Shares

   No certificate or scrip representing fractional shares of Reunion Industries common stock will be issued in the merger upon the surrender for exchange of Chatwins Group common stock, and any fractional share interests will not entitle the owner to vote or to any rights as a stockholder of Reunion Industries. In lieu of any such fractional shares, each person who would otherwise have been entitled to a fraction of a share of Reunion Industries common stock will receive a cash payment from Reunion Industries. The cash payments for fractional interests received in the conversion of Chatwins Group common stock held at the effective time of the merger will be determined by multiplying (i) the market price per share of Reunion Industries' common stock on the NASDAQ Small-Cap Market at the close of business on the date the merger is effected by (ii) the fractional share interest to which such holder would otherwise be entitled.

 Effective Time of Merger

   The merger will be consummated on the earliest practicable date after all of the conditions thereto have been satisfied,or waived including the approval of the merger agreement by Reunion Industries' stockholders at the annual meeting. A majority of the Chatwins Group's stockholders approved the merger agreement by partial written consent on March 30, 1999. Reunion Industries and Chatwins Group have designated June 29, 1999 as the date the merger is to be effected in the merger agreement, although there can be no assurances that the merger will be consummated by that time. The merger will become effective immediately upon the filing of a certificate of merger in accordance with Delaware law or such later date as may be specified in the certificate of merger.

 Representations and Covenants

   The merger agreement contains representations, warranties and covenants by both Reunion Industries and Chatwins Group.

   Chatwins Group has made certain representations and warranties to Reunion Industries with respect to, among other things:

  . its corporate organization

  . its power and authority to enter into and consummate the merger

  . its capitalization and voting rights

  . the accuracy of its recent publicly-filed financial information

  . changes in its business since December 31, 1998

  . litigation and other disputes

  . the ownership of its intellectual property

  . the existence of any conflicts with its charter documents and other agreements that may be caused by the merger agreement or the merger

  . violations or breaches that may occur or be caused by the merger agreement or the merger

  . certain contracts and agreements to which it is a party

  . title to its property and assets

  . certain labor and tax matters

  . compliance with applicable laws

   Reunion Industries has made certain representations and warranties to Chatwins Group with respect to, among other things:

  . its corporate organization

  . its power and authority to enter into and consummate the merger

  . the existence of any conflicts with its charter documents and other agreements that may be caused by the merger agreement or the merger

  . violations or breaches that may occur or be caused by the merger agreement or the merger

  . the legality of the consideration being paid in the merger

  . the accuracy of its recent publicly-filed financial information

  . changes in its business since December 31, 1998

  . its capitalization

  . certain legal proceedings involving Reunion Industries

  . compliance with applicable laws

   Chatwins Group has covenanted to Reunion Industries that, among other things:

  . it will conduct its business in the regular course during the period prior to the effective time of the merger

  . it will not amend its corporate charter documents or enter into certain types of transactions during the period prior to the effective time of the merger

  . it will afford Reunion Industries and its representatives access to information about Chatwins Group

  . it will use its best efforts to obtain all required approvals by regulatory and governmental authorities as soon as possible

   Chatwins Group also covenanted to Reunion Industries that it would promptly solicit the approval of the merger agreement by the stockholders of Chatwins Group. Chatwins Group obtained this approval on March 30, 1999.

   Reunion Industries has covenanted to Chatwins Group that, among other things:

  . it will conduct its business in the regular course during the period prior to the effective time of the merger

  . it will not amend its corporate charter documents, issue or sell any capital stock or stock options, or enter into certain types of transactions during the period prior to the effective time of the merger

  . it will afford Chatwins Group and its representatives access to information about Reunion Industries

  . it will use its best efforts to obtain all required approvals by regulatory and governmental authorities as soon as possible

   Reunion Industries also covenanted to Chatwins Group that it would promptly seek the approval of the merger agreement by the stockholders of Reunion Industries.

   Reunion Industries and Chatwins Group have agreed that each will bear its own costs and expenses in connection with the merger, with Reunion Industries being responsible for the costs of soliciting the approval of Reunion Industries stockholders, Legg Mason's advisory fees, and for registering with the SEC (and any required state authorities) the common stock to be issued in connection with the merger. Reunion Industries and Chatwins Group have also agreed to cooperate to complete the closing of the refinancing transaction and to equally share related expenses.

 Conditions to Consummation of the Merger; Regulatory Requirements

   The obligation of each of Chatwins Group and Reunion Industries to consummate the merger is subject to the prior fulfillment or waiver of the following conditions:

  . Reunion Industries and Chatwins Group receiving the requisite stockholder approval under Delaware law and the holders of no more than 5.0% of the Chatwins Group common stock exercising their appraisal rights under Delaware law

  . the representations and warranties of the other party remaining true in all material respects

  . the respective covenants of the other party having been performed in all material respects

  . the receipt of all orders, consents or approvals, governmental or otherwise, that may be required

  . there being an enforceable agreement for new credit facilities the proceeds of which are sufficient to redeem the Chatwins Group $50 million 13% Senior Notes due 2003 and to provide adequate working capital after the merger

  . no material changes having occurred in the business, assets or financial condition of the other party to the merger

  . the receipt by Reunion Industries from Legg Mason of an opinion that the consideration to be paid for Chatwins Group is fair to Reunion Industries and its stockholders, other than Chatwins Group, from a financial point of view, which condition has been satisfied

   Chatwins Group's obligation to consummate the merger is further conditioned upon:

  . the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, having been filed with the SEC and declared "effective" in accordance with Section 8(a) of the Securities Act

  . Reunion Industries having complied with all applicable "Blue Sky" state securities regulatory obligations with respect to the merger

  . Reunion Industries retaining its Pacific Exchange and NASDAQ Small-Cap
    Market listings following the merger and causing the shares of common stock to be issued in connection with the merger to be listed thereon

   Except for compliance with state and federal securities laws, Reunion Industries and Chatwins Group believe that no material federal or state regulatory approvals are necessary for the consummation of the merger. Reunion Industries and Chatwins Group previously filed the required pre-merger notification form under the Hart-Scott-Rodino Act and early termination of the waiting period required under that Act was granted.

   Reunion Industries believes that all of the conditions precedent to the merger will be satisfied on or prior to June 29, 1999, the date on which the merger is anticipated to be effected.

 No Solicitations

   Reunion Industries and Chatwins Group have agreed in the merger agreement that, except as required by law, so long as the merger agreement is in effect, neither Reunion Industries nor Chatwins Group will, or will permit its officers, directors or other agents to, take any action to seek, initiate, negotiate, or encourage, or enter into or participate in any discussions regarding, any offer from any third party to acquire any securities of such party, or to sell securities of Reunion Industries or Chatwins Group to such third party, to merge or consolidate with such third party, or to otherwise acquire any significant portion of the assets of such third party or to sell its assets to such third party. The acquisitions of King-Way and NAPTech by Reunion Industries are expressly permitted by the merger agreement.

 Amendment, Extension or Termination

   The merger agreement provides that Reunion Industries and Chatwins Group may, by mutual agreement, amend, modify, supplement, extend, terminate or abandon the merger agreement at any time prior to the effective time of the merger even following stockholder approval. The merger agreement permits the boards of directors of Reunion Industries and Chatwins Group to amend the merger agreement after stockholder approval, if the amendment does not (i) alter or change the amount or kind of merger consideration received, (ii) alter or change any term of the certificate of incorporation of Reunion Industries, or (iii) alter or change any of the terms and conditions of the merger agreement if such change would adversely affect the holders of any class or series of securities held by such stockholders. In addition, either Reunion Industries or Chatwins Group can terminate the merger agreement (i) if the merger is not consummated within 120 days after the date of the merger agreement, unless such failure to close was caused by a breach of the merger agreement by the party seeking to terminate, (ii) if the other party has breached certain representations, warranties and covenants contained in the merger agreement and such breach has not been cured within ten days, or (iii) if a court or governmental or regulatory authority has issued a final order restricting or prohibiting the merger.

 Indemnification

   Reunion Industries and Chatwins Group have agreed in the merger agreement to indemnify and hold one another harmless against all losses, damages, or liabilities to which the other may become subject by virtue of a breach of a representation, warranty, covenant or agreement contained in the Merger Agreement, or certain liabilities which may arise under the Securities Act of 1933, as amended. No actions for indemnity may be brought or maintained after the effective time of the merger.

Exchange of Certificates

   As soon as practicable after the effective date of the merger, Reunion Industries will furnish a letter of transmittal to stockholders of Chatwins Group for use in exchanging their stock certificates, which will contain instructions with respect to the surrender of Chatwins Group stock certificates and the distribution of Reunion Industries common stock certificates and Reunion Industries Series A preferred stock certificates. Reunion Industries' existing stockholders do not need to exchange any stock certificates at any time before or after the merger.

   Chatwins Group stockholders who fail to exchange their Chatwins Group stock certificates on or after the effective date of the merger by surrendering such certificates, together with a properly completed letter of transmittal, to the agent designated by Reunion Industries (the "Exchange Agent") will not receive their Reunion Industries common stock certificates or Reunion Industries Series A preferred stock certificates until such time as their Chatwins Group stock certificates are later surrendered to the Exchange Agent for transfer, accompanied by such instruments of transfer and supporting evidence as Reunion Industries may reasonably require. Any dividends declared or distributions made on shares of Reunion Industries common stock or Reunion Industries Series A preferred stock which such holders have a right to receive will be retained by Reunion Industries until such holders surrender their Chatwins Group stock certificates in exchange for Reunion Industries common stock certificates or Reunion Industries Series A preferred stock certificates or until paid to a public official pursuant to applicable abandoned property, escheat or similar laws. No interest will accrue or be payable with respect to any dividends or distributions retained on unissued Reunion Industries common stock certificates or Reunion Industries Series A preferred stock certificates.

   On the effective date of the merger, holders of certificates representing Chatwins Group capital stock will cease to have any rights with respect to such shares and each such certificate will be deemed for all corporate purposes to evidence only the right to receive shares of Reunion Industries common stock (plus cash for any fractional shares) or Reunion Industries Series A preferred stock for which such shares may be exchanged. The stock transfer books of Chatwins Group will be closed from and after the closing of the transactions contemplated by the merger agreement, and the holders of record of Chatwins Group capital stock as of such closing of the merger will be the stockholders entitled to exchange their shares of Chatwins Group capital stock for shares of Reunion Industries common stock or Reunion Industries Series A preferred stock as provided in the Merger Agreement. No transfer or assignment of any shares of Chatwins Group capital stock will take place after closing until the certificates for such shares are exchanged pursuant to the merger agreement. In the event of a transfer of ownership of any such shares which is not registered in the stock transfer records of Chatwins Group, no shares of Reunion Industries common stock or Reunion Industries Series A preferred stock exchangeable for such shares will be issued to the transferee until the certificate or certificates representing such transferred shares are delivered to the Exchange Agent together with all documents required to evidence and effect such transfer. In addition, it will be a condition to the issuance of any certificate for any shares of Reunion Industries common stock or Reunion Industries Series A preferred stock in a name other than the name in which the surrendered Chatwins Group capital stock is registered that the person requesting the issuance of such certificate or note either pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate of Reunion Industries common stock or Reunion Industries Series A preferred stock in a name other than the registered holder of the certificate surrendered, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

   In no event will the Exchange Agent or Reunion Industries be liable to any holder of Chatwins Group capital stock for shares of Reunion Industries common stock or Reunion Industries Series A preferred stock, or dividends or distributions thereon, delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law. All shares of Reunion Industries common stock or Reunion Industries Series A preferred stock issued upon the surrender of shares of Chatwins Group capital stock shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Chatwins Group capital stock, subject, however, to Reunion Industries' obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the merger which may have been declared or made by Chatwins Group on such shares of Chatwins Group capital stock prior to the effective date of the merger and that remain unpaid as of the effective date of the merger.

Appraisal Rights

   Reunion Industries Common Stock. Reunion Industries is a Delaware corporation. Section 262 of the Delaware General Corporation Law ("DGCL") provides appraisal rights (sometimes referred to as "dissenters' rights") under certain circumstances to stockholders of a Delaware corporation that is involved in a merger. However, Section 262 appraisal rights are not available to stockholders of a corporation whose securities are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Because Reunion Industries' common stock is traded on the Pacific Exchange, a national securities exchange, stockholders of Reunion Industries will not have appraisal rights with respect to the merger.

   Chatwins Group Common Stock. Chatwins Group is also a Delaware corporation. The minority stockholders of Chatwins Group will have appraisal rights with respect to the merger. A majority of the stockholders of Chatwins Group have approved the merger agreement by consent and, therefore, have waived their appraisal rights.

   The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is reprinted in its entirety as Annex C to this prospectus/proxy statement. All references in Section 262 to a "stockholder" and in this discussion to a "record holder" are to the record holders of the shares of Chatwins Group immediately prior to the effective time of the merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of Chatwins Group held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

   Under the DGCL, record holders of Chatwins Group common stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Chatwins Group common stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, as determined by the Delaware Court of Chancery.

   Under Section 262, where a merger agreement is approved by partial written consent, either before the effective date of the merger or within ten days thereafter, Chatwins Group must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in each such notice a copy of Section 262. This proxy statement/prospectus constitutes that notice. Any holder of Chatwins Group common stock who wishes to exercise appraisal rights or wishes to preserve such holder's right to do so should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights under the DGCL.

   A holder of Chatwins Group common stock entitled to and wishing to exercise such holder's appraisal rights must, within 20 days after the date of mailing of this appraisal notice, deliver to Chatwins Group a written demand for appraisal of such holder's Chatwins Group common stock and must reasonably inform Chatwins Group of the identity of the holder of record as well as the intention of the holder to demand an appraisal of the fair value of the shares held. In addition, a holder of Chatwins Group common stock wishing to exercise appraisal rights or wishing to preserve such holder's right to do so must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares through the effective time of the merger. Failure to deliver a written demand for appraisal within 20 days after the date of mailing of this notice to Chatwins Group stockholders will result in the loss of appraisal rights.

   Only a holder of record of Chatwins Group common stock is entitled to assert appraisal rights for Chatwins Group common stock registered in such holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as such holder's name appears on such holder's stock certificates, and must state that such holder intends thereby to demand appraisal of such holder's shares of Chatwins Group common stock.

   If the shares of Chatwins Group common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and, if the shares of Chatwins Group common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Chatwins Group common stock as nominee for several beneficial owners, may exercise appraisal rights with respect to the shares of Chatwins Group common stock held for one or more beneficial owners while not exercising such rights with respect to the Chatwins Group common stock held for other beneficial owners. In such case, however, the written demand should set forth the number of shares of Chatwins Group common stock as to which appraisal is sought. If no number of shares of Chatwins Group common stock is expressly mentioned, the demand will be presumed to cover all Chatwins Group common stock held in the name of the record owner. Holders of Chatwins Group common stock who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

   All written demands for appraisal of Chatwins Group common stock should be faxed to (412) 885-5512 or mailed or otherwise delivered to Chatwins Group at 300 Weyman Plaza, Suite 340, Pittsburgh, Pennsylvania 15236, Attention: Russell
S. Carolus, so as to be received no later than April   , 1999.

   Within 120 days after the effective time of the merger, but not thereafter, Chatwins Group, or any holder of Chatwins Group common stock entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such shares. Chatwins Group is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Chatwins Group common stock. Accordingly, it is the obligation of the holders of the shares of Chatwins Group common stock to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

   Within 120 days after the effective time of the merger, any record holder of Chatwins Group common stock who has complied with the requirements for exercise of appraisal rights will be entitled to request in writing a statement from Chatwins Group setting forth the aggregate number of shares of Chatwins Group common stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the written request has been received by Chatwins Group or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

   If a holder of Chatwins Group common stock timely files a petition for appraisal and serves a copy of such petition upon Chatwins Group, Chatwins Group will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the holders of shares of Chatwins Group common stock who demanded payment for their shares to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceeding. If any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

   After determining the holders of Chatwins Group common stock entitled to appraisal, the Delaware Court of Chancery will appraise the fair value of their shares of Chatwins Group common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Chatwins Group common stock as determined under Section 262 could be more than, the same as or less than the value of the consideration that they would otherwise receive in the merger if they did not seek appraisal of their Chatwins Group common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. More specifically, the Delaware Supreme Court has stated that: "Fair value, in an appraisal context, measures "that which has been taken from the stockholder, viz., his proportionate interest in a going concern.' In the appraisal process the corporation is valued "as an entity,' not merely as a collection of assets or by the sum of the market price of each share of its stock. Moreover, the corporation must be viewed as an on-going enterprise, occupying a particular market position in the light of future prospects." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a stockholder's exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Chatwins Group common stock have been appraised. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any holder of Chatwins Group common stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Chatwins Group common stock entitled to appraisal.

   Any holder of Chatwins Group common stock who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares of Chatwins Group common stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Chatwins Group common stock as of a date prior to the effective time of the merger).

   If any holder of Chatwins Group common stock who demands appraisal of such holder's shares of Chatwins Group common stock under Section 262 fails to perfect, or effectively withdraws or loses such holder's right to appraisal, as provided in the DGCL, the Chatwins Group common stock of such holder will be unaffected by the Merger Agreement (other than any diluted effect) and remain the same number of pre-merger shares of Chatwins Group common stock. A holder of Chatwins Group common stock will fail to perfect, or will effectively lose, the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger. A holder may withdraw a demand for appraisal by delivering to Chatwins Group a written withdrawal of the demand for appraisal and an acceptance of the merger. Any such attempt to withdraw made more than 60 days after the effective time of the merger will, however, require the written approval of Chatwins Group. Further, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

   Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

   The foregoing is a summary of certain of the provisions of Section 262 and is qualified in its entirety by reference to the full text of such Section 262, a copy of which is attached as Annex C to this proxy statement/prospectus.

   A majority of the stockholders of Chatwins Group entitled to vote on the merger have waived their appraisal rights under the DGCL as described above in connection with the merger.

Post-Merger Management

   Effective upon the merger, it is expected that the following individuals will serve as executive officers of Reunion Industries subject to appointment by the Board of Directors:

   Name                               Age                Position
   ----                               ---                --------
Charles E. Bradley, Sr...............  69 Chairman of the Board and Chief
                                          Executive Officer
Joseph C. Lawyer.....................  53 President and Chief Operating Officer
Richard L. Evans.....................  46 Executive Vice President of
                                          Administration and Secretary
Kimball J. Bradley...................  33 Executive Vice President of Operations
John M. Froehlich....................  56 Executive Vice President of Finance
                                          and Chief Financial Officer

   JOSEPH C. LAWYER has been President, Chief Executive Officer and a director of Chatwins Group since 1988. Prior to purchasing CP Industries, Inc., the corporate predecessor of Chatwins Group's CPI division, with Stanwich Partners, Inc. in 1986, Mr. Lawyer was General Manager of USX's Specialty Steel Products division, where he was employed for over 17 years. Mr. Lawyer has been a director of Respironics, Inc., a company engaged in design, manufacture and sale of home and hospital respiratory medical products, since November 16, 1994.

   KIMBALL J. BRADLEY has been a Senior Vice President of Chatwins Group since August 1998 and a Vice President since January 1996. Until August 1998, Mr. Bradley was Division President of Auto-Lok beginning in November 1995 after having served as acting President of Auto-Lok beginning in August 1995. Prior to assuming that position, Mr. Bradley managed various special projects at Chatwins Group's corporate office beginning in November 1993 and at Chatwins Group's CPI division from February 1993 to November 1993. Mr. Bradley was employed by Metalsource, a company engaged in the steel service center business, from 1990 to 1993, completing the executive training program and holding various sales and purchasing positions. Mr. Bradley is the son of Charles E. Bradley, Sr. and the brother of Charles E. Bradley, Jr.

   JOHN M. FROEHLICH has been a Vice President of Chatwins Group since 1989 and its Chief Financial Officer and Treasurer since 1988. Mr. Froehlich was Assistant Treasurer and Director of Accounting for Incom International, Inc. from 1975 to 1988.

   The business experience of Messrs. Charles E. Bradley, Sr. and Richard L. Evans are described in "Proposal 2. The Election of Directors--Nominees" and "--Executive Officers."

   The following table reflects all forms of compensation for services to Reunion Industries or Chatwins Group by the persons expected to be executive officers of the merged company.

                           Summary Compensation Table

                              Annual Compensation

                                                                Long-Term
                                                               Compensation
Name and Principal                                Other Annual Stock Option  All Other
Position                 Year  Salary  Bonus(/1/) Compensation   (Shares)   Compensation
------------------       ---- -------- ---------- ------------ ------------ ------------
Charles E. Bradley,
 Sr. ................... 1998 $250,000  $     0     $     0       75,000      $     0
 President and Chief
 Executive               1997 $200,000        0           0            0          300(/2/)
 Officer of Reunion
 Industries              1996 $200,000        0           0            0          312(/2/)
 and Chairman of
 Chatwins Group

Joseph C. Lawyer........ 1998 $427,316  $65,000           0            0       75,363(/3/)
 President and Chief
 Executive Officer of    1997 $388,404  $65,000           0            0       52,777(/3/)
 Chatwins Group          1996 $354,144                    0            0       52,277(/3/)

Richard L. Evans........ 1998 $165,000  $15,000           0       20,000        7,411(/2/)
 Executive Vice          1997 $150,000  $75,000           0            0        4,662(/2/)
 President, Chief
 Financial Officer and   1996 $135,000  $30,000           0       50,000        4,352(/2/)
 Secretary of
 Reunion Industries

Kimball J. Bradley...... 1998 $141,661  $25,000           0            0        9,208(/4/)
 Senior Vice President
 of                      1997 $105,000        0           0            0        6,825(/4/)
 Chatwins Group          1996 $105,000  $55,000           0            0        8,400(/4/)

John M. Froehlich....... 1998 $145,184  $50,000           0            0       12,210(/5/)
 Vice President, Chief
 Financial Officer       1997 $138,276  $52,266           0            0       11,664(/5/)
 and Treasurer of
 Chatwins Group          1996 $132,960  $20,043           0            0       11,398(/5/)

--------
(1) Amounts shown for bonuses are amounts earned for the period shown, although such bonuses are generally paid in the subsequent year.
(2) Contributions under nondiscriminatory defined contribution plan and certain health insurance plans maintained by Reunion Industries currently covering Messrs. Bradley and Evans.
(3) Includes 401(k) matching payments of $4,950, $4,750 and $4,750 in 1998, 1997 and 1996, respectively; premiums paid by Chatwins Group for life insurance for the benefit of Mr. Lawyer of $62,413 in 1998 and $40,027 in each of 1997 and 1996, respectively; and payments under the Chatwins Group, Inc. Money Purchase Pension Plan of $8,000 in each of 1998 and 1997 and $7,500 in 1996. Regarding the premiums paid by Chatwins Group for life insurance, Mr. Lawyer has agreed with Chatwins Group that if the policy proceeds are insufficient to reimburse Chatwins Group for the full amount of premiums paid, he will pay the shortfall to Chatwins Group. The policy has a face value of $1.5 million.
(4) Includes 401(k) matching payments of $2,125, $1,575 and $3,150 in 1998, 1997 and 1996, respectively; and payments under the Chatwins Group, Inc. Money Purchase Pension Plan of $7,083, $5,250 and $5,250 in 1998, 1997 and 1996, respectively.
(5) Includes 401(k) matching payments of $4,950, $4,750 and $4,750 in 1998, 1997 and 1996, respectively; and payments under the Chatwins Group, Inc. Money Purchase Plan of $7,260, $6,914 and $6,648 in 1998, 1997 and 1996,
    respectively.

   Further compensation information with respect to Messrs. Charles E. Bradley, Sr. and Evans is set forth in "Proposal 2. The Election of Directors--Executive Compensation and Other information."

   Upon completion of the merger, it is expected that, subject to the approval of the Reunion Industries Board, (i) Mr. Charles E. Bradley, Sr.'s annual base compensation as an officer of Reunion Industries and of

Chatwins Group will be combined, for a post-merger annual base compensation of $250,000, and (ii) Mr. Poole will be compensated at a base rate of $60,000 per annum, and will no longer be compensated as a non-employee director of Reunion Industries.

 Executive Employment Agreements

   Chatwins Group entered into an employment agreement, dated as of August 1, 1996, with Joseph C. Lawyer to serve as President and Chief Executive Officer of Chatwins Group. The employment agreement expires on July 31, 1999 but automatically renews annually thereafter if not previously renegotiated. This employment agreement replaced an earlier agreement between Mr. Lawyer and Chatwins Group that expired on July 31, 1996. Pursuant to the employment agreement, Mr. Lawyer receives (i) an annual base salary, which was established at $354,144 for 1996, $388,404 for 1997 and $427,316 for 1998, (ii) an annual bonus of up to 65% of his base salary based on Chatwins Group's performance relative to its annual projections, (iii) a $600 per month automobile allowance, (iv) two club memberships, (v) a $1.0 million life insurance policy and a $1.5 million split-dollar life insurance policy, and (vi) coverage under Chatwins Group other fringe benefit plans for executive officers. The annual base salary for 1999 was determined by the Board of Directors. In the event that the employment agreement is terminated due to Mr. Lawyer's death or disability, Chatwins Group will continue to pay the base salary for not less than a one year period. In the event that Chatwins Group otherwise terminates the employment agreement without cause or in the event that Mr. Lawyer resigns with good reason or following a change of control approved by Chatwins Group's Board of Directors and stockholders (other than a change of control resulting from a foreclosure or bankruptcy of one or more stockholders of Chatwins Group or the threat of such an action), Mr. Lawyer will be entitled to receive his base salary (subject to a dollar-for-dollar reduction for any salary received from other employment), health coverage and life insurance coverage for one and one-half years or for the balance of the term of the employment agreement, whichever is greater. This employment agreement is expected to be replaced by a substantially identical agreement between Mr. Lawyer and Reunion Industries.

Post-Merger Board of Directors

   Following the consummation of the merger, two persons designated by Chatwins Group will be appointed to serve on the Board of Directors of Reunion Industries. It is currently anticipated that Mr. Lawyer and Mr. Kimball Bradley will be the persons designated by Chatwins Group to serve on Reunion Industries Board of Directors. If the merger is consummated, the post-merger Board of Directors will be comprised as follows:

                   Name                               Age
                   ----                               ---
            Charles E. Bradley, Sr. .................  69
            John G. Poole............................  56
            Thomas N. Amonett........................  55
            Thomas L. Cassidy........................  70
            W.R. Clerihue............................  75
            Franklin Myers...........................  46
            Joseph C. Lawyer.........................  53
            Kimball J. Bradley.......................  33

   The business experience of Messrs. Charles E. Bradley, Sr., Poole, Amonett, Cassidy, Clerihue and Myers is in "Proposal 2--The Election of Directors-- Nominees."

   The business experience of Messrs. Lawyer and Kimball Bradley is described in "General Merger Terms-- Post-Merger Management."

 Compensation of Directors

   Information regarding the compensation of Messrs. Charles E. Bradley, Sr., Amonett, Cassidy, Clerihue, Myers and Poole in their capacity as directors of Reunion Industries is set forth in "Proposal 2. The Election of Directors-- Director Compensation."

   Charles E. Bradley, Sr. is entitled to receive a stipend in his capacity as Chairman of the Board of Chatwins Group at a rate of $100,000 per year. Chatwins Group paid Mr. Bradley's $100,000 stipend in 1998. As of June 29, 1994, Chatwins Group and Mr. Bradley agreed to a split dollar life insurance arrangement. Pursuant to this arrangement, Chatwins Group agreed to maintain three universal type life policies on Mr. Bradley and his wife. Chatwins Group will be reimbursed for the premiums it pays for such policies from either the death benefit of the policies or their cash surrender value. Mr. Bradley has agreed with Chatwins Group that if the policy proceeds are insufficient to reimburse Chatwins Group for the full amount of premiums paid, Mr. Bradley will pay the shortfall to Chatwins Group. The annual premiums paid by Chatwins Group totalled $355,375 in 1998.

   John G. Poole is entitled to receive a stipend in his capacity as a director of Chatwins Group and liaison with investment banks of $42,000 per year. Chatwins Group paid Mr. Poole's $42,000 stipend in 1998. As of December 12, 1995, Chatwins Group and Mr. Poole agreed to a split dollar life insurance arrangement. Pursuant to this arrangement, Chatwins Group agreed to maintain two universal type life policies on Mr. Poole. Chatwins Group will be reimbursed for the premiums it pays for such policies from either the death benefit of the policies or their cash surrender value. Mr. Poole has agreed with Chatwins Group that if the policy proceeds are insufficient to reimburse Chatwins Group for the full amount of premiums paid, Mr. Poole will pay the shortfall to Chatwins Group. The annual premiums paid by Chatwins Group totalled $116,453 in 1998.

 Compensation Committee Interlocks

   From 1994 through 1999, Charles E. Bradley, Sr., Chairman of the Board and Joseph C. Lawyer, President and Chief Executive Officer of Chatwins Group, participated in deliberations of Chatwins Group's Board of Directors concerning executive officer compensation for 1994 through 1999. No other officer or employee of Chatwins Group participated in such deliberations regarding executive officer compensation for these years.

Pre-Merger and Post-Merger Security Ownership of Certain Beneficial Owners and Management

   As of April 23, 1999, Reunion Industries had outstanding [3,900,065] shares of common stock. There will be approximately [10,950,000] shares of Reunion Industries common stock outstanding immediately after the merger. The following table sets forth information regarding the beneficial ownership of Reunion Industries' common stock at April 23, 1999 and the expected beneficial ownership of Reunion Industries common stock immediately after the merger, by
(i) each stockholder known to Reunion Industries to own 5% of more of Reunion Industries common stock, (ii) each director of Reunion Industries, (iii) each of the chief executive officer and the other named executive officers of Reunion Industries and (iv) all current directors and executive officers of Reunion Industries as a group. Except as set forth in the footnotes to the following table, each stockholder has sole dispositive and voting power with respect to the shares of Reunion Industries common stock shown as owned by him.

                                Pre-Merger                  Post-Merger
                           ---------------------------- ----------------------
    Name (and Address       Amount and          Percent  Amount and    Percent
   of 5% of Beneficial        Nature              of       Nature        of
         Owners)           of Ownership          Class  of Ownership    Class
   -------------------     ------------         ------- ------------   -------
Chatwins Group, Inc.......  1,525,000(1)         38.4%       --(2)        --
 300 Weyman Plaza, Suite
  340
 Pittsburgh, PA 15236

Bradley Family Limited
 Partnership..............  1,525,000(3)         38.4%   4,032,424      36.8%
 c/o Stanwich Partners,
  Inc.
 62 Southfield Avenue
 One Stamford Landing
 Stamford, CT 06902

Stanwich Partners, Inc....  1,525,000(3)         38.4%       --(3)        --
 62 Southfield Avenue
 One Stamford Landing
 Stamford, CT 06902

Stanwich Financial
 Services Corp............    271,280(4)          7.0%     271,280       2.5%
 c/o Stanwich Partners,
  Inc.
 62 Southfield Avenue
 One Stamford Landing
 Stamford, CT 06902

Thomas N. Amonett.........     49,000(5)          1.3%      49,000       0.4%

Charles E. Bradley, Sr....  1,538,800(6)         38.6%   4,118,066      37.5%

Thomas L. Cassidy.........     30,000(5)          0.8%      30,000       0.3%

W. R. Clerihue............     20,000(5)          0.5%      20,000       0.2%

Franklin Myers............    118,710(5)          3.0%     118,710       1.1%

John G. Poole.............  1,540,000(2)(3)(5)   38.6%   1,309,331(3)   11.9%

Richard L. Evans..........     63,000(7)          1.6%      63,000       0.6%

David N. Harrington.......          0             0.0%           0       0.0%

All current directors and
 executive officers as a
 group (8 individuals)....  1,834,510(8)         44.5%   5,708,107      51.4%

--------
(1) Includes 75,000 shares that may be purchased pursuant to currently exercisable warrants, with respect to which Chatwins Group has dispositive power only.
(2) Pursuant to the merger agreement, all shares of Reunion Industries common stock and all warrants to purchase shares of Reunion Industries common stock held by Chatwins Group will be retired in the merger.
(3) Includes all shares of common stock shown as beneficially owned by Chatwins Group. The Bradley Family Limited Partnership (the "Bradley FLP"), established by Mr. Bradley in May 1998 for estate planning purposes and of which Mr. Bradley owns 1% as general partner and 55% as a limited partner. The Bradley FLP has designated Stanwich Partners, Inc. ("SPI") to vote these shares and SPI in turn has designated Mr. Poole, who is one of its officers, as the person to vote these shares on its behalf. Pursuant to Rule 13d-3, the Bradley FLP may be deemed to be the beneficial owner of these shares with shared dispositive power with respect thereto, and SPI and Mr. Poole may be deemed to be the beneficial owner of these shares with voting power with respect thereto. Upon the effectiveness of the merger, Mr. Kimball J. Bradley will replace SPI as the person designated by the Bradley FLP to vote these shares. Therefore, as a result of the merger, SPI and Mr. Poole will no longer be deemed to be beneficial owners of these shares and Mr. Kimball J. Bradley will be deemed to be the beneficial owner of 4,728,937 shares, or 43.2% of the common stock outstanding immediately after the merger.

(4) Acquired by Stanwich Financial Services Corp. from Parkdale Holdings Corporation N.V. pursuant to a settlement agreement with respect to loans secured by these shares. On January 28, 1999, Reunion Industries Board of Directors resolved to permit this transaction notwithstanding the Transfer Restrictions in Reunion Industries' Certificate of Incorporation after determining that, based on the facts presently in existence, the transaction will not jeopardize Reunion Industries' full utilization of its tax benefits.
(5) Includes options to purchase 15,000 shares of common stock.
(6) Includes all shares of common stock shown as beneficially owned by Chatwins Group. Mr. Charles E. Bradley, Sr. is Chairman of the Board of Chatwins Group as well as the beneficial owner of more than 50% of the issued and outstanding shares of Chatwins Group and may, under Rule 13d-3, be deemed beneficial owner of all shares of Reunion Industries common stock beneficially owned by Chatwins Group. Mr. Bradley disclaims such beneficial ownership. Includes currently exercisable options to purchase 13,800 shares of common stock.
(7) Includes currently exercisable options to purchase 54,535 shares of common stock.
(8) Includes currently exercisable warrants and options to purchase an aggregate of 218,335 shares of common stock.

                         OTHER MERGER-RELATED MATTERS

Federal Income Tax Consequences of the Merger

   The following discussion does not include any state, local and foreign tax consequences, and does not specifically address the consequences to common stockholders of Chatwins Group or Reunion Industries other than individual United States citizens who hold their securities as a capital asset. This discussion is for general information only and each stockholder of Chatwins Group or Reunion Industries is urged to consult with his or her own tax advisor as to the consequences of the merger.

 Federal Income Tax Consequences to Chatwins Group's Common Stockholders

   Consummation of the merger is not conditioned upon the receipt of a ruling from the Internal Revenue Service as to the tax consequences of the transactions, and no such ruling has been requested. The Board of Directors of Reunion Industries believes that, and has received an opinion of Finn Dixon & Herling LLP, to the effect that,

     (i) the merger will be treated as a tax-free reorganization under
  Section 368(a)(1)(A) of the Code;

     (ii) no gain or loss will be recognized by Chatwins Group's common stockholders on the receipt of shares of Reunion Industries common stock solely in exchange for shares of Chatwins Group common stock;

     (iii) the tax basis of shares of Reunion Industries common stock received pursuant to the merger will equal the tax basis of the shares of Chatwins Group common stock exchanged therefor;

     (iv) provided that the shares of Chatwins Group common stock are held as capital assets at the time of the merger, the holding period of the shares of Reunion Industries common stock received in the merger will include the holding period of the shares of Chatwins Group common stock exchanged therefor; and

     (v) no gain or loss will be recognized by the stockholders of Reunion Industries solely as a result of the consummation of the merger.

   In rendering its opinion, Finn Dixon & Herling LLP considered the applicable provisions of the Code, Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service, and such other authorities as they considered relevant.

   Finn Dixon & Herling LLP has not rendered an opinion on the prospective effectiveness of the transfer restrictions imposed by the Board of Directors on Reunion Industries common stock in preserving the net operating loss carryforwards ("NOLs") of Reunion Industries, and has not been requested to do so by Reunion Industries. Although Reunion Industries believes that these transfer restrictions, as designed, can effectively preserve the NOLs, future transactions cannot be predicted or addressed with the degree of certainty necessary to support a legal opinion. Accordingly, no assurances of counsel are or can be given to Reunion Industries and its stockholders that the NOLs will not, in spite of the transfer restrictions, be severely limited under
Section 382 of the Code by reason of any such future transactions. See "Risk Factors--We may not have the ability to fully utilize our net operating loss carryforwards."

 Federal Income Tax Consequences to Reunion Industries and Current
 Stockholders

   No gain or loss should be recognized by Reunion Industries or its stockholders on the transfer of Chatwins Group assets to Reunion Industries or Reunion Industries' accession to Chatwins Group's liabilities as a result of the merger. The basis of Chatwins Group's assets acquired by Reunion Industries in the merger should be the same as the basis of those assets in Chatwins Group's hands immediately prior to the merger, and Reunion Industries' holding period should include the Chatwins Group's holding period with respect to the assets. The tax basis of Reunion Industries' common stock held by existing stockholders of Reunion Industries prior to the merger will remain the same after the merger.

   Chatwins Group's tax attributes generally will carry over to Reunion Industries. Reunion Industries also should succeed to Chatwins Group's earnings and profits. Reunion Industries should be treated as a continuation of Chatwins Group for purposes of computing depreciation and for other specified purposes.

Extension of Transfer Restrictions; Preservation of Tax Benefits

   Under the Code, net operating loss carryforwards for federal tax purposes offset taxable income in future years and eliminate income taxes otherwise payable on such taxable income (except for purposes of calculating alternative minimum tax liability). As of December 31, 1998, Reunion Industries' NOLs were approximately $258.1 million. Reunion Industries' NOLs expire as follows: $44.1 million in 1999, $87.3 million in 2000 and $126.7 million during the years 2001 through 2018.

   On June 20, 1995 Chatwins Group acquired 1.45 million shares of common stock, or approximately 38% of Reunion Industries' outstanding common stock, held by Parkdale Holdings Corporation, N.V. ("Parkdale"). As a result, the availability of Reunion Industries' NOLs might have been limited by Section 382 of the Code and the Treasury Regulations promulgated thereunder if an "Ownership Change," as that term is defined in the Code, occurred in the subsequent three-year period ending June 19, 1998.

   The transfer restrictions described below were established by Reunion Industries to prevent an Ownership Change from occurring. In view of the fact that at least three years have passed since the Chatwins Group acquisition and during such period there has been no material change in the percentage ownership of Reunion Industries, except for the acquisition of approximately 7% of Reunion Industries common stock by Stanwich Financial from Parkdale, by any direct or indirect holder whose changes must be taken into account for purposes of determining whether or not an Ownership Change has occurred, the Board of Directors has determined, based upon an opinion of Finn Dixon & Herling LLP, that the merger itself will not result in an Ownership Change and therefore will not jeopardize Reunion Industries' full utilization of its NOLs under
Section 382 of the Code. Accordingly, the Board of Directors' approval of the merger required by the transfer restrictions has been granted.

   Reunion Industries believes that the transfer restrictions were successful in preventing an Ownership Change during the three years subsequent to the Chatwins Group acquisition of Reunion Industries common stock described above, but the transactions contemplated by the merger will again create a risk that, absent the continuance of the transfer restrictions for at least three years after the merger, an Ownership Change could result if any other person acquires 5% or more of Reunion Industries' common stock in the future. Accordingly, the Board of Directors of Reunion Industries has determined, based upon an opinion of Finn Dixon & Herling LLP, to extend the transfer restrictions until the day after the third anniversary of the effective date of the merger as being necessary or desirable to preserve the NOL's.

   Accordingly, the common stock of Reunion Industries outstanding immediately prior to the merger, the common stock to be issued by Reunion Industries to the stockholders of Chatwins Group in connection with the merger, and any common stock issuable upon exercise of options granted under any of Reunion Industries' stock option plans, will be subject to the transfer restrictions, which are set forth in Article V of the certificate of incorporation of Reunion Industries. All Reunion Industries common stock certificates will contain a legend informing holders and transferees of the transfer restrictions.

   Section 382 of the Code provides that, if a corporation undergoes an Ownership Change, its ability to use its NOLs in the future may be limited. An Ownership Change occurs when the aggregate cumulative increase in the percentage ownership of a corporation's capital stock owned by persons holding 5% or more of the fair market value of such stock ("5-Percent Stockholders") is more than 50 percentage points within a three-year testing period. For purposes of determining percentage ownership, Section 382 generally defines stock to include all issued and outstanding stock, except certain preferred stock. In addition, recent Treasury Regulations provide that certain stock that may be acquired pursuant to warrants, options, rights to purchase stock, rights to convert other instruments into stock, and options or other rights to acquire any such interest

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

may under certain circumstances be deemed to have been acquired prior to the actual issuance or transfer of such stock for purposes of determining the existence of an Ownership Change under Section 382 of the Code.

   In determining whether the aggregate cumulative increase in the percentage ownership of capital stock by 5-Percent Stockholders is more than 50 percentage points in any three-year testing period, certain special rules apply. All stockholders who are not 5-Percent Stockholders individually are aggregated into one or more public groups, each of which is considered to be a 5-Percent Stockholder. Ownership of stock is generally attributed to the ultimate individual beneficial owner, and ownership by nominees, corporations, partnerships, trusts or other entities generally is disregarded (except to the extent used to identify different public groups or other 5-Percent Stockholders). When 5% or more of a corporation's stock is owned by another entity (such as a corporation, trust or partnership) at any time during the testing period, the owners of the other entity may be treated as one or more separate, segregated groups of stockholders that are 5-Percent Stockholders of the corporation, depending on whether such owners indirectly own as much as 5% of the corporation's stock. Similarly, the purchasers of any stock from the entity may be treated as a separate, segregated group of stockholders that is a 5-Percent Stockholder.

   The applicable Treasury Regulations also provide that purchasers of stock from the issuing corporation in a public offering may under certain circumstances be considered a separate stockholder group that is treated as a 5-Percent Stockholder that previously owned no stock. The transfer restrictions, accordingly, are generally designed to prohibit transfers to persons holding or who thereafter hold sufficient Reunion Industries common stock, either directly or constructively, such that they would be treated as 5-Percent Stockholders under the applicable Treasury Regulations and are intended to prevent an Ownership Change and thereby preserve Reunion Industries' ability to maximize use of the NOLs.

   If an Ownership Change occurs within the meaning of Section 382 of the Code, the amount of NOLs that a company may use to offset income in any future taxable year is limited, in general, to an amount determined by multiplying the fair market value of such company's outstanding capital stock on the change date by the "long-term tax-exempt rate," which is published monthly by the Internal Revenue Service. For purposes of this calculation, the fair market value of a company's outstanding capital stock is adjusted to exclude any capital infusions occurring during the prior two years.

   The following is a summary of the transfer restrictions on Reunion Industries common stock, imposed by the Board of Directors of Reunion Industries, which are set forth in Article V of Reunion Industries' certificate of incorporation. The transfer restrictions apply to transfers of Reunion Industries common stock and any other instrument that would be treated as "stock," as determined under applicable Treasury Regulations (collectively, "Stock"). They are intended to prevent any person or group of persons from becoming a 5-Percent Stockholder of Reunion Industries and to prevent an increase in the percentage Stock ownership of any existing person or group of persons that constitutes a 5-Percent Stockholder. Under the transfer restrictions, if a stockholder transfers or agrees to transfer Stock, the transfer will be prohibited and void to the extent that it would cause the transferee to hold a prohibited ownership percentage, which is defined under Reunion Industries certificate of incorporation by reference to complex federal tax laws and regulations, but generally means direct and indirect ownership of 5% or more (based on value) of Stock or any other percentage that would cause a transferee to be considered a 5-Percent Stockholder under applicable Treasury Regulations (a "Prohibited Ownership Percentage"). A transfer is also prohibited and void if either it would result in the transferee's ownership percentage increasing if the transferee had held a Prohibited Ownership Percentage within the three prior years or the transferee's ownership percentage already exceeds the Prohibited Ownership Percentage, unless otherwise agreed to by Reunion Industries. The transfer restrictions do not prevent transfers of Stock between persons who do not hold a Prohibited Ownership Percentage.

   The acquisition of Stock from an individual or entity that owns directly 5% of the Stock would be deemed to result in the identification of a separate, segregated "public group" which is a new 5-Percent Stockholder. Consequently, the transfer restrictions will prohibit certain transfers of equity interests by, and other actions

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

involving, persons having a Prohibited Ownership Percentage, unless the transfer or other action is approved by Reunion Industries' Board of Directors in advance or permitted by a resolution of such board.

   The transfer restrictions do not apply to any transfer that has been approved by Reunion Industries' Board of Directors if such approval is based upon a determination by the Board that such proposed transfer will not jeopardize Reunion Industries' full utilization of the NOLs. The Board may or may not grant any such transfer requests based upon existing facts and circumstances at the time. Board approval of any prohibited transfer transactions must be based upon an opinion of counsel.

   In addition to voiding prohibited transfers, the transfer restrictions provide a method of nullifying the effect of certain prohibited transfers after the transfers have purportedly occurred. If such a purported transfer is made in violation of the transfer restrictions, the transferee (the "Purported Acquiror") will not be recognized as the owner of the Stock. If Reunion Industries determines that such a purported transfer has violated the transfer restrictions, it shall require the Purported Acquiror to surrender the relevant Stock and any dividends he or she has received on them to an agent designated by Reunion Industries (the "Agent"). The Agent will sell the Stock in an arm's length transaction. If the Purported Acquiror has resold the Stock before receiving Reunion Industries' demand to surrender such Stock, the Purported Acquiror generally will be required to transfer to the Agent the proceeds of the sale and any distributions he or she has received on the Stock. After repaying its own expenses and reimbursing the Purported Acquiror for the price paid for the Stock (or the fair market value of the Stock at the time of the attempted transfer to the Purported Acquiror by gift, inheritance or similar transfer), the Agent will pay any remaining amounts to the person who sold such Stock to the Purported Acquiror. If the identity of the person who sold such Stock cannot be determined through inquiry of the Purported Acquiror, the Agent or Reunion Industries shall hold such amounts pending the determination of such identity and, if after 90 days, such identity cannot be determined, then such amounts may be paid over to a court or governmental agency or to a tax-exempt entity designated under Section 501(c)(3) of the Code.

   The transfer restrictions (i) may have the effect of impeding an attempt of a person or entity to acquire a significant or controlling interest in Reunion Industries, (ii) may render it more difficult to effect a merger or similar transaction even if such transaction is favored by a majority of the independent stockholders and (iii) may serve to entrench management. Management believes, however, that the tax benefits of the transfer restrictions outweigh any other effects they may have on Reunion Industries or its stockholders.

Termination or Extension of Transfer Restrictions

   The transfer restrictions, as extended by the Board of Directors at its March 30, 1999 Board of Directors meeting, will terminate upon the earliest to occur of: (i) the day after the third anniversary of the effective date of the merger; (ii) the repeal of Section 382 of the Code if Reunion Industries' Board of Directors determines that the transfer restrictions are no longer necessary; or (iii) the beginning of a taxable year as to which Reunion Industries' Board of Directors determines prior to the beginning of such taxable year that no NOLs or other tax benefits otherwise available to Reunion Industries may be carried forward (the "Expiration Date"). In addition, the Board of Directors of Reunion Industries is authorized to accelerate or extend the Expiration Date if the Board determines, based on an opinion of counsel, that such acceleration or extension is reasonably necessary or desirable to preserve the NOLs or other tax benefits or that the transfer restrictions are no longer necessary for the preservation thereof.

Accounting Treatment

   The merger will be accounted for as a purchase under APB Opinion No. 16 "Business Combinations" ("APB16"). Chatwins Group will be the acquirer for purposes of applying purchase accounting to the merger, and, therefore, Chatwins Group's assets and liabilities will continue to be carried at their historical book values after the merger, and 62% of Reunion Industries' assets and liabilities (representing the percentage of Reunion Industries' common stock not currently owned by Chatwins Group) will be revalued at fair value at the time of the merger, with the excess, if any, of (i) the "purchase price" of the merger over (ii) the fair value of 62% of

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

Reunion Industries' assets and liabilities designated as goodwill to be amortized by Reunion Industries over fifteen years. The value of Reunion Industries' common stock to be used for determining the "purchase price" will be the quoted market value of the common stock owned by all stockholders of Reunion Industries other than Chatwins Group at the time the terms of the merger are announced. The resulting amount is the APB16 purchase price for the approximately 62% of Reunion Industries not currently owned by Chatwins Group. This amount is compared to 62% of the fair value of Reunion Industries' assets and liabilities to determine the amount of goodwill to be recognized.

Shares of Reunion Industries Common Stock Eligible for Future Sale

   All shares of Reunion Industries common stock that will be issued in the merger will be freely transferable, subject to the transfer restrictions in the Reunion Industries certificate of incorporation and except for certain restrictions on "affiliates" of Reunion Industries. Shares of Reunion Industries common stock received by persons who are deemed to be affiliates of Reunion Industries may be resold by them only in transactions permitted by the resale provisions of Rule 145 (or Rule 144 in the case of such persons who become affiliates of Reunion Industries) or as otherwise permitted under the Securities Act of 1933, as amended. Persons who may be deemed to be affiliates of Reunion Industries generally include certain officers, directors and significant stockholders of Reunion Industries.

   This proxy statement/prospectus does not cover resales of Reunion Industries common stock to be received by the stockholders of Chatwins Group in the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

Anti-Takeover Effects

   The transfer restrictions and the consummation of the merger, which would result in the issuance of up to 9,000,000 shares of Reunion Industries common stock and the cancellation of the 1,450,000 shares of common stock and 75,000 warrants currently held by Chatwins Group, may prevent or discourage an attempt by another person or entity to acquire control of Reunion Industries. In addition, the transfer restrictions and new common stock issuance resulting in control of Reunion Industries by the beneficial owners of Chatwins Group of approximately 78% of the outstanding common stock of Reunion Industries (see "Ownership Information --Security Ownership of Certain Beneficial Owners and Management") may render it more difficult for a third party to effect a merger or similar transaction, even if such transaction is favored by a majority of the independent stockholders. The transfer restrictions and the consolidation of control may discourage or defeat mergers, proxy contests, or management changes that stockholders may determine to be in the best interests of Reunion Industries. The transfer restrictions may also prevent a party from acquiring an interest in Reunion Industries large enough to effect a change in management of Reunion Industries. Reunion Industries has proposed the merger, however, for reasons set forth in this proxy statement/prospectus and has extended the transfer restrictions in order to protect the availability of Reunion Industries' significant NOLs (see "--Extension of Transfer Restrictions; Preservation of Tax Benefits"), and not as part of an anti-takeover plan or strategy.

   No employment, credit or other agreements to which Reunion Industries is party, individually or in the aggregate, are likely to have any anti-takeover effects. Other than (i) the transfer restrictions, (ii) Article VI of the Certificate of Incorporation and Section 3.1 of the Bylaws of Reunion Industries, which establish a maximum number of directors (12), and (iii)
Article IX of the Certificate of Incorporation and Section 2.10 of the Bylaws, which abolish cumulative voting by stockholders in director elections, no provisions of Reunion Industries' Certificate of Incorporation or Bylaws can be considered to have an anti-takeover effect.

   The merger has not been proposed to forestall or hinder any specific effort to accumulate Reunion Industries' securities or to obtain control of Reunion Industries by means of a merger, tender offer, solicitation in opposition to management or otherwise. At the present time, the Board of Directors does not have any plan or intention to propose any anti-takeover measures in the future.

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

            DESCRIPTION OF CAPITAL STOCK; DIVIDENDS; TRANSFER AGENT

   Reunion Industries is authorized to issue 20,000,000 shares of common stock, $.01 par value, of which [3,900,065] were issued and outstanding as of April 23, 1999. Each share of common stock has one vote on all matters presented to the stockholders. Since the common stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors. Subject to the rights and preferences of any preferred stock which may be designated and issued (including the Reunion Industries Series A and Series B preferred stock (see "General Merger Terms")), the holders of common stock are entitled to dividends when and as declared by the Board of Directors and are entitled on liquidation to all assets remaining after payment of liabilities. The common stock has no preemptive or other subscription rights. There are no conversion rights or sinking fund provisions with respect to the common stock. The common stock to be issued in connection with the merger will have the same relative powers, designations, preferences, rights and qualifications as the common stock outstanding immediately prior to the merger, and, like all of the common stock, will be subject to the transfer restrictions described above under "Other Merger--Related Matters--Extension of Transfer Restrictions; Preservation of Tax Benefits."

   The effects of the issuance of additional common stock, and in some cases the Reunion Industries Series A and Series B preferred stock, upon the post-merger rights of the existing stockholders of Reunion Industries will include
(i) dilution of the aggregate equity interest of the stockholders, (ii) dilution of the aggregate voting power of the stockholders, (iii) a reduction of existing stockholders' interests in the assets of Reunion Industries in the event of liquidation, and (iv) the prevention or discouraging of an attempt by another person or entity to acquire control of Reunion Industries following effectiveness of the merger without the approval of its Board of Directors.

   For many years, Reunion Industries has reinvested any earnings in its business and, accordingly, has not paid any dividends on its common stock. Although Reunion Industries intends to continue to invest any future earnings in its business, it may determine at such future date that the payment of cash dividends on its common stock would be desirable. The payment of any such dividends would depend, among other things, upon the earnings and financial condition of Reunion Industries.

   Registrar and Transfer Company, Cranford, New Jersey, is the transfer agent and registrar for the Reunion Industries common stock.

   Reunion Industries is also authorized to issue 10,000,000 shares of "blank check" preferred stock, par value $.01 per share. The term "blank check" preferred stock refers to stock for which the designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof are determined by a corporation's board of directors. Accordingly, the Board of Directors of Reunion Industries is able to authorize the creation and issuance of up to 10,000,000 shares of preferred stock in one or more series, with such rights, qualifications, limitations and restrictions as may be determined in the Board's sole discretion, with no further authorization required of the stockholders. The existence of the authorized and unissued preferred stock may enable the Board of Directors of Reunion Industries to render more difficult or to discourage an attempt to obtain control of Reunion Industries by means of a merger, tender offer, proxy contest or otherwise.

   The Reunion Industries Series A preferred stock to be issued in exchange for the Chatwins Group preferred stock in the merger is a series of Reunion Industries "blank check" preferred stock. The Reunion Industries Series A preferred stock is described in "Proposal 1. The Merger--Conversion of Chatwins Group Preferred Stock."


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

   The Reunion Industries Series B preferred stock to be issued in the acquisition of King-Way in exchange for the preferred stock of King-Way is a series of Reunion Industries "Blank Check" preferred stock. The Reunion Industries Series B preferred stock will have the following material rights, preferences, privileges and restrictions:

  . subject to any restrictions provided by law, Reunion Industries' certificate of incorporation or the terms of any Reunion Industries indebtedness, it will be redeemable at any time at the option of Reunion Industries at the redemption price then in effect, plus accumulated but unpaid dividends, and will be senior to Series A preferred stock in such voluntary redemption

  . the aggregate initial redemption price will be $5.0 million, plus approximately $1.2 million of accrued dividends

  . it will carry a cumulative dividend of 15% of the redemption price per annum from November 3, 1997, meaning that, assuming the Series B preferred stock is issued on June 29, 1999, it will have accrued but unpaid dividends of approximately $1.2 million on the date of issuance, payable as and when declared the Board of Directors of Reunion Industries

  . as to dividends, it will be senior in right of payment to dividends on the Reunion Industries common stock and the Reunion Industries Series A preferred stock

  . it will not be entitled to any voting rights (except as required by law) and will not have any right of conversion into the common stock or any other securities of Reunion Industries

  . upon a liquidation of Reunion Industries, the holders will be entitled to be paid, out of the assets of Reunion Industries available for payment to the holders of its capital stock, an amount equal to the redemption price plus accrued but unpaid dividends; their right to such payment being junior to any payment on liquidation to holders of Reunion Industries Series A preferred stock, but senior to any payment on liquidation to holders of Reunion Industries common stock

   The Reunion Industries Series A preferred stock and Series B preferred stock will be privately held and Reunion Industries has no plans or obligations at this time to register the Reunion Industries Series A or Series B preferred stock with the Securities and Exchange Commission. The Reunion Industries Series A and Series B preferred stock will not be subject to the transfer restrictions, Mr. Charles E. Bradley, Sr. and Mr. John G. Poole are beneficial owners of all of the Chatwins Group Preferred presently outstanding.

   The number of shares of Reunion Industries' Series A preferred stock that will be issued cannot yet be determined. Reunion Industries will issue 5,000 shares of Series B preferred stock if the King-Way acquisition is completed.

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

                     COMPARATIVE RIGHTS OF SECURITY HOLDERS

   General. At the effective time of the merger, the stockholders of Chatwins Group will become stockholders of Reunion Industries. As Reunion Industries stockholders, their rights will be governed by the DGCL and Reunion Industries' Certificate of Incorporation and Reunion Industries' Bylaws rather than by Chatwins Group's Restated Certificate of Incorporation and Chatwins Group's Bylaws. Following are summaries of the material differences between the rights of Reunion Industries' stockholders and the rights of Chatwins Group's stockholders. For additional information regarding the rights of Reunion Industries' stockholders, see "Description of the Capital Stock; Dividends; Transfer Agent." The following summaries of provisions of Reunion Industries' Certificate of Incorporation and Bylaws are qualified in their entirety by reference to the complete copies of those documents previously filed with the SEC and available in the SEC's public reference rooms (See "Summary--Where You Can Find More Information").

   Both Reunion Industries and Chatwins Group are organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of Reunion Industries' capital stock and Chatwins Group's capital stock arise solely from differences in their respective certificates of incorporation and bylaws. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist.

   Authorized Capital. Reunion Industries' authorized capital stock consists of 20 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share. Chatwins Group's authorized capital stock consists of 400,000 shares of common stock, par value $0.01 per share; 2,249 shares of Class D, Series A preferred stock, par value $0.01 per share; 800 shares of Class D, Series B preferred stock, par value $0.01 per share; 1,510 shares of Class D, Series C preferred stock, par value $0.01 per share; and 1,500 shares of Class E preferred stock, par value $0.01 per share (which Class E has been retired by Chatwins Group).

   Reunion Industries and Chatwins Group Preferred Stock. The DGCL permits a corporation's certificate of incorporation to allow its board of directors to issue, without stockholder approval, one or more series of preferred stock and to designate their rights, preferences, privileges and restrictions. Reunion Industries' Certificate of Incorporation authorizes the issuance of preferred stock in one or more series. Reunion Industries' Board is authorized to fix the voting rights, designations, powers and preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions of any series. Chatwins Group's Certificate of Incorporation does not grant such "blank check" power to the Chatwins Group Board; rather, all of the rights, designations, powers and preferences of the Chatwins Group preferred stock are specifically set forth in Chatwins Group's Certificate of Incorporation.

   Payment of Dividends. The DGCL permits the payment of dividends out of a corporation's surplus. Dividends may, in certain cases, also be paid out of net profits for the fiscal year in which declared or out of net profits for the preceding fiscal year. Reunion Industries' Certificate of Incorporation and Bylaws do not contain any provisions limiting the payment of dividends within the parameters of the DGCL. Chatwins Group's Certificate of Incorporation places certain limitations on the amount of dividends that may be paid in respect of its preferred stock, but not its common stock (so long as such dividends on its common stock are paid ratably).

   Directors. The DGCL permits the certificate of incorporation or bylaws of a corporation to contain provisions governing the number and qualification of directors. Reunion Industries' Certificate of Incorporation provides for a board of directors of at least three and no more than twelve directors, elected annually for a term of one year, or until their respective successors shall be elected and qualify. Reunion Industries currently has six directors. The Chatwins Group bylaws provide for the number of directors to be fixed from time to time by resolution passed by a majority of the Chatwins Group Board or by its stockholders. Chatwins Group currently has four directors.


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

   Stockholder Meetings. The DGCL provides that a meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by a corporation's certificate of incorporation or bylaws. Reunion Industries' Certificate of Incorporation provides that a meeting of stockholders may be called at any time by (i) Reunion Industries' Board of Directors, (ii) the Chairman of the Board, (iii) the President, or (iv) the holders of at least 30% of the common stock entitled to vote for the election of directors. Chatwins Group's bylaws provide that a meeting of stockholders may be called by (i) any two directors of the Board of Directors, (ii) the President, (iii) any Vice President or (iv) any stockholder owning a majority of the capital stock of Chatwins Group entitled to vote.

   Indemnification of Officers and Directors. Under the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil or criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The DGCL permits similar indemnification in the case of derivative actions, except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudicated to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

   Reunion Industries' Certificate of Incorporation provides that the corporation shall, to the fullest extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including a derivative action) by reason of the fact that he is or was a director or officer of Reunion Industries, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Reunion Industries' Certificate of Incorporation also authorizes the advancement of expenses in certain circumstances.

   Chatwins Group's Certificate of Incorporation also provides that directors and officers of Chatwins Group shall be indemnified by the corporation to the fullest extent permitted by the DGCL, but does not address the issue of advancement of expenses.

   Business Combinations with Interested Stockholder. Section 203 of the DGCL prohibits a corporation that does not opt out of its provisions from entering into certain business combination transactions with "interested stockholders" (generally defined to include persons beneficially owning 15% or more of the corporation's outstanding capital stock) for a period of three years following the date such person became an interested stockholder unless prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or unless certain super-majority votes are obtained from the stockholders. Reunion Industries has opted in its Certificate of Incorporation not to be governed by Section 203, whereas Chatwins Group has not opted out of Section 203.

   Transfer Restrictions. The Certificate of Incorporation of Reunion Industries contains the transfer restrictions (see "Other Merger Related Issues-Extension of Transfer Restrictions; Preservation of Tax

Benefits"), whereas Chatwins Group's Certificate of Incorporation does not contain any similar provisions restricting the transferability of its capital stock.

                          MERGER-RELATED TRANSACTIONS

Possible High-Yield Debt Offering

   Reunion Industries is currently pursuing an offering of up to $100 million of senior unsecured high-yield debt. See "Summary--High Yield Debt Offering."

Refinancing Transaction

   It is a condition to Reunion Industries' obligation to close the merger that Reunion Industries have an enforceable agreement with one or more lenders for refinancing sufficient to redeem the Chatwins Group $50 million 13% Senior Notes due 2003 and to provide adequate working capital to Reunion Industries after giving effect to the merger.

   Reunion Industries currently anticipates that on or about the effective time of the merger, it will enter into senior secured facilities totaling $70.0 million with Bank of America. These credit facilities will have three components: (i) a $50.0 million revolving credit facility, (ii) a $15.0 million term loan facility amortizing in 28 quarterly principal payments, and (iii) a $5.0 million capital expenditures facility amortizing in 20 quarterly principal payments.

   These three facilities have a three-year initial term and automatically renew for additional one-year increments unless either party gives the other notice of termination at least 60 days prior to the beginning of the next one-year term.

   Interest will accrue on loans outstanding under the facilities at variable rates tied to either Bank of America's prime rate as that term would be defined in the financing agreements, or LIBOR, at the option of Reunion Industries. The interest rate tied to the prime rate will initially be the prime rate for the revolving credit facility and the prime rate plus .25% for the term loan and capital expenditures facilities. The interest rate tied to LIBOR will initially be LIBOR plus 2.25% for the revolving credit facility and LIBOR plus 2.50% for the term loan and capital expenditure facilities. These interest rates are subject to quarterly adjustment after the first year based on the ratio of Reunion Industries' total funded debt to earnings before interest, taxes, depreciation and amortization.

   It is expected that any amounts borrowed by Reunion Industries under the new facilities will be secured by a first priority lien on, and security interest in, substantially all of the current and after-acquired assets of Reunion Industries, which after the merger will include the assets of Chatwins Group, including, without limitation, all accounts receivable, inventory and proceeds, property, plant and equipment, chattel paper, documents, instruments, deposit accounts, contract rights and general intangibles.

   The new facilities will require Reunion Industries to comply with financial covenants and other covenants, including cash flow coverage and leverage tests. In addition, the new facilities will contain various affirmative and negative covenants customarily found in credit agreements for similar transactions, including limitations on stockholder and related party distributions. The new facilities will require Reunion Industries to pay the reasonable expenses incurred by the lenders in connection with the new facilities.

   It is expected that Reunion Industries will be required to pay a closing fee to Bank of America equal to $500,000.

   The closing of the new facilities is conditioned upon, among other things, Bank of America's completion of a satisfactory investigation of Reunion Industries and Chatwins Group; there being no material adverse change, in the opinion of Bank of America, in Reunion Industries' and Chatwins Group's assets, liabilities, business, financial condition and results of operations; and approval of the facilities by Bank of America.

   There is no assurance that Reunion Industries will be able to complete this refinancing transaction on favorable terms or at all.

King-Way and NAPTech Acquisitions

   Reunion Industries has entered into agreements to acquire King-Way and NAPTech. See "Summary--King-Way Acquisition" and "--NAPTech Acquisition."

Chatwins Group Warrants

   On May 3, 1993, Chatwins Group issued 50,000 warrants pursuant to a Warrant Agreement, dated as of May 1, 1993, with State Street Bank and Trust Company (as successor warrant agent to The First National Bank of Boston) (the "Warrant Agreement"). Each warrant is exercisable into one share of Chatwins Group common stock at $0.01 per share. The Warrants were not exercisable except upon the occurrence of certain trigger events as defined in the Warrant Agreement or, if no trigger event had occurred prior to May 3, 1998, upon Chatwins Group's failure to consummate a repurchase offer due to a payment blockage, both as defined in the Warrant Agreement. No trigger event had occurred through May 3, 1998 and a payment blockage existed on such date, resulting in the Warrants becoming exercisable as of May 3, 1998. Consistent with the Warrant Agreement, Chatwins Group notified holders of the Warrants of the existence of a payment blockage within 30 days of such date. On June 5, 1998, in connection with the previously proposed merger of Reunion Industries and Chatwins Group, Chatwins Group sent the Chatwins Group warrantholders a Bring-Along Notice under, and as defined in, the Warrant Agreement. Pursuant to the Warrant Agreement the warrantholders had 30 days from the date of the Bring-Along Notice to exercise their Chatwins Group Warrants (the "Bring-Along Period"); however, the Bring-Along Period was subsequently suspended indefinitely when the previously proposed merger was abandoned. Through April 23, 1999, [46,790] warrants have been exercised at $.01 per share resulting in an additional 46,790 shares of Chatwins Group common stock outstanding. Warrants exercisable for 3,210 shares of Chatwins Group common stock remain outstanding. Of these, 2,110 are owned by Messrs. Charles E. Bradley, Sr. and Mr. Lawyer and are expected to be exercised by them prior to the merger. In connection with the proposed merger, Chatwins Group will send the Chatwins Group warrantholders a new Bring-Along Notice which will renew the Bring-Along Period. Pursuant to the Warrant Agreement, warrantholders who exercise their Chatwins Group Warrants will automatically be deemed to consent to the merger.

Certain Indebtedness to Chatwins Group

   Mr. Charles E. Bradley, Sr. and Mr. Poole are indebted to Chatwins Group in the amount of $1.01 million in connection with the May 1988 issuance of certain Chatwins Group preferred stock. In connection with the merger, it is anticipated that the interest free, demand notes evidencing this indebtedness will be amended and restated to provide that the indebtedness will be repayable only out of dividends paid on or redemption proceeds of the Series A preferred stock they receive in the merger.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

   In considering the recommendation of Reunion Industries Board of Directors with respect to the merger agreement, the issuance of Reunion Industries common stock and the creation and issuance of Reunion Industries preferred stock in connection with the merger, you should be aware that certain stockholders, directors and members of the management of Reunion Industries and certain stockholders, directors and members of the management of Chatwins Group have interests in the merger and related transactions which are different from, and in addition to, the stockholders of Reunion Industries generally.

   Except as provided below, Reunion Industries believes that the interest of Reunion Industries' management and principal stockholders in the consummation of the merger arises solely from their respective positions as fiduciaries of Reunion Industries and/or their ownership of securities of Reunion Industries, and that such persons will receive no extra or special benefit from the merger that is not shared on a pro rata basis by all other stockholders. See also "Certain Relationships and Related Transactions and Material Contacts with the Company Being Acquired."

  . Chatwins Group is the record owner of approximately 38% of the outstanding common stock of Reunion Industries and owns a currently exercisable warrant to purchase an additional 1% of Reunion Industries' common stock. Accordingly, the beneficial owners of the common stock of Chatwins Group currently have the right to vote up to approximately 38% of Reunion Industries' common stock and upon exercise of the warrant would have the right to vote approximately 39% of Reunion Industries' common stock. In the merger, the stockholders of Chatwins Group will be issued Reunion Industries common stock representing approximately 78% of Reunion Industries' common stock outstanding after the merger.

  . Mr. Charles E. Bradley, Sr. a director of Reunion Industries since June 20, 1995 and the President and Chief Executive Officer of Reunion Industries since October 26, 1995, is the Chairman and a director of Chatwins Group and a beneficial owner of approximately 48% of the outstanding (both on a basic and on a fully diluted basis) common stock of Chatwins Group owned of record by the Bradley Family Limited Partnership (the "Bradley FLP"). Following the merger, the Bradley FLP (of which Mr. Bradley is the sole general partner) will beneficially own approximately 37% of Reunion Industries' common stock (the voting rights in respect of which will be controlled after the effective time of the merger by Mr. Bradley's son, Mr. Kimball Bradley) (assuming that all of the Chatwins Group warrants are exercised into common stock of Chatwins Group prior to the effective time of the merger). In addition, on May 19, 1998, Mr. Charles E. Bradley, Sr. was granted options to purchase an additional 75,000 shares of common stock by the Board of Directors of Reunion Industries. See "The Merger--Pre-Merger and Post-Merger Security Ownership of Certain Beneficial Owners and Management."

  . Mr. Poole, a director of Reunion Industries since April 19, 1996, is a director of Chatwins Group and a beneficial owner of approximately 67% of the outstanding (both on a basic and on a fully diluted basis) common stock of Chatwins Group. Approximately 48% of Mr. Poole's beneficial ownership arises by virtue of his right to vote the Chatwins Group common stock held of record by the Bradley FLP prior to the merger. After the merger, Mr. Poole will beneficially own approximately 12% of Reunion Industries' common stock (assuming that all of the Chatwins Group warrants are exercised into common stock of Chatwins Group prior to the effective time of the merger). In addition, on February 13, 1998, Mr. Poole was granted options to purchase an additional 15,000 shares of the common stock of Reunion Industries. See "The Merger--Pre-Merger and Post-Merger Security Ownership of Certain Beneficial Owners and Management.".

  . As a result of the merger, the former stockholders of Chatwins Group in general, and Messrs. Charles E. Bradley and Poole, and their respective families, in particular, will have the ability to control the election of directors and the appointment of officers of Reunion Industries, meaning that they will have the ability to direct the business strategy of the company. They will also have the ability to approve important corporate matters, such as amendments to the Certificate of Incorporation and Bylaws of Reunion Industries, mergers, business acquisitions, dispositions and share issuances, without the approval of the other stockholders of Reunion Industries.

  . Thomas L. Cassidy, a director of Reunion Industries since June 20, 1995, was a director of Chatwins Group until June 1997 and currently owns less than 1% of the outstanding and fully diluted common stock of Chatwins Group.

  . After the merger, it is expected that Mr. Charles E. Bradley, Sr. and Mr. Poole will become the Chairman and Vice Chairman, respectively, of Reunion Industries. Upon completion of the merger, it is expected that, subject to the approval of the Reunion Industries Board, (i) Mr. Charles
     E. Bradley, Sr.'s annual base compensation as an officer of Reunion Industries and of Chatwins Group will be combined, for a post-merger annual base compensation of $250,000, and (ii) Mr. Poole will be compensated at a base rate of $60,000 per annum, and will no longer be compensated as a non-employee director of Reunion Industries.

  . Mr. Charles E. Bradley, Sr. and Mr. Poole beneficially own 100% of the Chatwins Group preferred stock outstanding. In the merger, the Chatwins Group preferred stock will be converted into new Reunion Industries Series A preferred stock. See "The Merger--Terms of the Merger-- Conversion of Chatwins Group Preferred Stock."

  . Mr. Charles E. Bradley, Sr., Mr. Poole and Mr. Cassidy are holders of an aggregate of $4.35 million principal amount of Chatwins Group 13% Senior Notes. The redemption of the Chatwins Group $50 million 13% Senior Notes is a condition to completion of the merger, meaning that if the merger occurs, the 13% Senior Notes held by Messrs. Charles E. Bradley, Sr., Poole and Cassidy will be redeemed at a redemption price of 104.33% of the principal amount thereof.

  . Mr. Charles E. Bradley, Sr. owns 42.5% of the common stock of King-Way. His son, Mr. Kimball Bradley, who is expected to become Executive Vice President of Reunion Industries after the merger and who is currently Senior Vice President of Chatwins Group, owns 42.5% of the common stock of King-Way. Mr. Evans, Executive Vice President, Chief Financial Officer and Secretary of Reunion Industries, owns 15% of the common stock of King-Way. As a result of this ownership structure, Mr. Charles
     E. Bradley, Sr., Mr. Kimball Bradley and Mr. Evans will receive 100% of the $100,000 cash consideration paid by Reunion Industries for the acquisition of King-Way. See "Summary--King-Way Acquisition."

  . Mr. Charles E. Bradley, Sr. owns 42.5% of the common stock of Stanwich Holdings, Inc. Mr. Charles E. Bradley, Jr. owns 42.5% of the common stock of Stanwich Holdings, Inc. and Mr. Poole owns 7.5% of the common stock of Stanwich Holdings, Inc. Stanwich Holdings is the parent of Stanwich Financial Services Corp. Stanwich Financial Services is the holder of $7.4 million of debt and $5.0 million of preferred stock of King-Way. As a result of this ownership of Stanwich Financial Services, Mr. Charles E. Bradley, Sr., Mr. Charles E. Bradley, Jr. and Mr. Poole will indirectly receive 100% of the Reunion Industries Series B preferred stock issued by Reunion Industries for the acquisition of King-Way and will indirectly benefit from the repayment of approximately $13.8 million of King-Way indebtedness assumed by Reunion Industries in the acquisition of King-Way and expected to be repaid from the proceeds of the high-yield debt offering. See "Summary--King-Way Acquisition" and "Description of Capital Stock; Dividends; Transfer Agent."

  . Reunion Industries owes Stanwich Financial Services approximately $350,000 as of the date of this proxy statement/prospectus. As a result of the refinancing transaction, this indebtedness is expected to be repaid by Reunion Industries. As a result of their ownership of Stanwich Financial Services, Mr. Charles E. Bradley, Sr., Mr. Charles E. Bradley, Jr. and Mr. Poole will indirectly benefit from the repayment of this indebtedness by Reunion Industries.

  . Stanwich Financial Services owns approximately 271,280 shares of Reunion
    Industries common stock.

  . Mr. Charles E. Bradley, Sr. personally guarantees the obligations of ORC and Reunion Industries under ORC's credit facilities with CIT Business Credit. At December 31, 1998, the amount outstanding under this credit facility was approximately $14.5 million, plus a guarantee of a letter of credit in the amount of $9.7 million, which supports the appeal bond in Reunion Industries' litigation with Bargo Energy. As a result of the high-yield debt offering and the refinancing transaction, the CIT Business Credit credit facilities will be refinanced and Mr. Charles E. Bradley, Sr. will benefit from the release of his personal guaranty of those credit facilities.

  . Mr. Charles E. Bradley Sr. owns 100% of the common stock of NAPTech. As a result, Mr. Bradley will receive all of the $10,000 cash consideration paid by Reunion Industries for the acquisition of NAPTech. Mr. Bradley, also personally guarantees approximately $7.4 million of NAPTech indebtedness and, as a result of the assumption of this indebtedness by Reunion Industries, Mr. Bradley will be released of this obligation and he will be paid $90,000 in consideration for having undertaken this guaranty obligation. See "Summary--NAPTech Acquisition."

  . Mr. Charles E. Bradley, Sr. and Mr. Poole are indebted to Chatwins Group in the amount of $1.01 million in connection with the May 1988 issuance of certain Chatwins Group preferred stock. In connection with the merger, it is anticipated that the interest free, demand notes evidencing this indebtedness will be amended and restated to provide that the indebtedness will be repayable only out of dividends paid on or redemption proceeds of the Series A preferred stock they receive in the merger.

   Each of Reunion Industries and Chatwins Group are being represented by separate legal counsel in connection with the merger. Reunion Industries has retained Legg Mason, an investment banking firm, to conduct evaluations of the relative values of Reunion Industries and Chatwins Group. In addition, one-half of the directors on the Board of Directors of Reunion Industries, which is unanimously recommending approval of the Merger Agreement and the merger by the stockholders of Reunion Industries at the Annual Meeting, have no affiliation, whether by security ownership or otherwise, with Chatwins Group.

                                 LEGAL MATTERS

   Buchanan Ingersoll Professional Corporation has rendered an opinion as to the validity of the shares of Reunion Industries common stock and the Reunion Industries Series A Preferred Stock to be issued in connection with the merger. The federal income tax consequences of the merger to Reunion Industries' and Chatwins Group's common and preferred stockholders have been passed upon for Reunion Industries by Finn Dixon & Herling LLP.

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES
                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS

   The accompanying unaudited pro forma consolidated condensed financial statements and related notes are presented in accordance with the SEC rules and regulations to show the pro forma effects of the merger of all of the assets and business of Chatwins Group with and into Reunion Industries. (See "The Merger Proposal.")

   The merger will be accounted for as a purchase under APB Opinion No. 16 "Business Combinations" with Chatwins Group as the acquirer for purposes of applying purchase accounting. Accordingly, the Chatwins Group assets and liabilities will be accounted for at historical book values and the assets and liabilities of Reunion Industries will be revalued at their estimated fair value subject to adjustment upon completion of a closing date balance sheet. Any excess of purchase price over fair value of assets acquired and liabilities assumed (goodwill) for the 62% not previously owned by Chatwins Group will be capitalized and amortized over 15 years. For purposes of this presentation, the purchase price in the transaction is deemed to be approximately $11.9 million, consisting of 2,450,065 shares of Reunion Industries' common stock valued at an assumed price of $4.875 per share. In June, 1995 Chatwins Group had previously acquired 1.45 million shares or 38% of Reunion Industries' then outstanding common stock. The consideration paid above reflects the 62% of Reunion Industries' common stock outstanding not previously owned by Chatwins Group.

   Contemporaneously with the closing of the merger and related refinancing, Reunion Industries plans to acquire King-Way and NAPTech. These acquisitions will be accounted for as purchases under APB Opinion No. 16. The pro forma consolidated condensed financial statements assume that the consideration for the purchases of King-Way and NAPTech will include the assumption of $19.6 million of King-Way's debt and preferred stock (including accumulated dividends thereon) and $7.5 million of NAPTech's debt. Amounts related to King-Way and NAPTech are segregated in the following pro forma financial statements because King-Way's and NAPTech's results are not included in either Reunion Industries' or Chatwins Group's historical results. The King-Way amounts are deemed from audited financial statements and NAPTech amounts are derived from unaudited financial statements.

   In conjunction with the merger, Reunion Industries expects to close on the high-yield debt offering and the new credit facilities to refinance existing debt, acquire King-Way and NAPTech and pay transaction and certain other costs as described herein. The high-yield debt offering is assumed to carry an interest rate of 11.5%. The new credit facilities provide for a $50.0 million revolving credit facility, a $15.0 million term loan facility and a $5.0 million capital expenditures facility. The interest on borrowings is indexed to LIBOR plus 2.25% to 2.50%, or to Prime Rate plus 0% to 0.25%, at Reunion Industries' option.

   The unaudited pro forma consolidated condensed balance sheet is based on the assumption that the merger, the acquisitions of King-Way and NAPTech, the high-yield debt offering and the refinancing were completed on December 31, 1998. The unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 1998 are presented as if the merger, the King-Way and NAPTech Acquisitions, the high-yield debt offering and the refinancing had occurred on January 1, 1998.

   Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma consolidated condensed financial statements. The pro forma data are not necessarily indicative of the financial results that would have occurred had the transactions been effective on January 1, 1998, and should not be viewed as indicative of operations in future periods. The unaudited pro forma consolidated condensed financial statements should be read in conjunction with the accompanying notes and with Reunion Industries' and Chatwins Group's financial statements. The financial statements, management's discussion and analysis of financial condition and results of operations and a description of the businesses of Reunion Industries and Chatwins Group have been included in this proxy statement/prospectus.

                            REUNION INDUSTRIES, INC.
            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                        December 31, 1998 (in Thousands)

                           Reunion    Chatwins             NAPTech
                          Industries   Group     King-Way    Pro    Pro Forma     Pro Forma
                          Historical Historical Historical  Forma  Adjustments    Combined
                          ---------- ---------- ---------- ------- -----------    ---------
         ASSETS
Current Assets
 Cash and Cash
  Equivalents...........   $ 2,009    $    341   $   661   $  467                 $  3,478
 Receivables............    12,389      38,340     4,201      615                   55,545
 Inventories............     7,104      20,745     1,071      510                   29,430
 Other Current Assets...     1,700       4,735        97       99                    6,631
                           -------    --------   -------   ------                 --------
 Total Current Assets...    23,202      64,161     6,030    1,691                   95,084
Property, Plant and
 Equipment, Net.........    41,353      32,371     2,279    1,234                   77,237
Goodwill................     8,371       4,505    12,351    6,028    11,944 (3)
                                                                       7,091 (4)
                                                                     (21,849)(5)
                                                                       2,692(6)     31,133
Investment in Reunion
 Industries.............                 6,707                        (6,707)(4)         0
Due from Related
 Parties................                 1,403                        (1,403)(6)         0
Deferred Financing
 Costs..................     1,088       2,525       326                 484(6)
                                                                        (423)(7)     4,000
Other...................       860       5,694        53                (384)(4)
                                                                       5,610(5)     11,833
                           -------    --------   -------   ------   --------      --------
Total Assets............   $74,874    $117,366   $21,039   $8,953   $ (2,945)     $219,287
                           =======    ========   =======   ======   ========      ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current Liabilities
 Current Maturities of
  Debt..................   $ 2,612    $ 25,766   $13,745            $(40,287)(6)  $  1,836
 Short Term Debt-Related
  Parties...............     1,015                                    (1,015)(6)         0
 Revolving Credit.......     8,543      34,005                       (10,293)(6)
                                                                     (14,500)(7)    17,755
 Trade Payables.........     8,684      20,444     1,053      472                   30,653
 Advances from
  Customers.............     1,249         669                132                    2,050
 Accrued Bargo
  Judgment..............     8,425                                                   8,425
 Other Current
  Liabilities...........     5,591       9,617     1,595      737     (2,354)(6)    15,186
                           -------    --------   -------   ------   --------      --------
 Total Current
  Liabilities...........    36,119      90,501    16,393    1,341    (68,449)       75,905
Long-Term Debt
 High-Yield Notes.......                                             100,000(6)    100,000
 Other Long-Term Debt...    15,245      25,737              7,361    (38,919)(6)     9,424
 New Term Debt..........                                              15,000 (7)    15,000
 Due to Related
  Parties...............     1,385                            190     (1,575)(6)         0
Other Liabilities.......     3,279       1,612                                       4,891
                           -------    --------   -------   ------   --------      --------
 Total Liabilities......    56,028     117,850    16,393    8,892      6,057       205,220
Minority Interests......     2,000         968                                       2,968
Redeemable Preferred
 Stock and Warrants.....       607       8,496     5,875                 (14)(1)    14,964
                           -------    --------   -------   ------   --------      --------
Common Stock............        39           3        25        5        106 (3)
                                                                         (39)(5)
                                                                         (30)(6)       109
Additional Paid-in
 Capital................    29,332       1,860                            14(1)
                                                                        (500)(2)
                                                                      11,838 (3)
                                                                     (29,332)(5)    13,212
Treasury Stock..........                  (500)                          500 (2)         0
Stockholder Notes
 Receivable.............                (1,001)                                     (1,001)
Cumulative Translation
 Adjustment.............      (171)     (1,354)                          171 (5)    (1,354)
Retained Earnings
 (Accumulated Deficit)..   (12,961)     (8,956)   (1,254)      56     12,961 (5)
                                                                        (923)(7)
                                                                      (3,754)(6)   (14,831)
                           -------    --------   -------   ------   --------      --------
 Total Stockholders'
  Equity................    16,239      (9,948)   (1,229)      61     (8,988)       (3,865)
                           -------    --------   -------   ------   --------      --------
 Total Liabilities and
  Equity................   $74,874    $117,366   $21,039   $8,953   $ (2,945)     $219,287
                           =======    ========   =======   ======   ========      ========

                            REUNION INDUSTRIES, INC.
       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                    (In Thousands, except per share amounts)

                           Reunion    Chatwins             NAPTech
                          Industries   Group     King-Way    Pro    Pro Forma    Pro Forma
                          Historical Historical Historical  Forma  Adjustments   Combined
                          ---------- ---------- ---------- ------- -----------   ---------
Net Sales...............   $ 97,318   $191,586   $17,474   $6,220    $           $312,598
Operating Costs and
 Expenses
 Cost of Sales..........     83,088    154,980    12,144    4,621                 254,833
 Selling, General and
  Administrative........     12,735     23,217     2,660      373                  38,985
 Other..................                   572       838      411                   1,821
                           --------   --------   -------   ------    -------     --------
 Operating Profit.......      1,495     12,817     1,832      815                  16,959
Other Income and
 (Expense)
 Interest Expense.......      3,221     10,099     2,183      676       (271)(a)   15,908
 Equity in Juliana
  Preserve..............        388                                                   388
 Provision for Bargo
  Judgment and Costs....      9,239                                                 9,239
 Other, Including
  Interest Income.......       (252)                                                 (252)
                           --------   --------   -------   ------    -------     --------
 Income (Loss) Before
  Taxes.................    (11,101)     2,718      (351)     139        271       (8,324)
 Income Tax Provision
  (Benefit).............       (661)     1,083                        (1,083)(b)     (661)
                           --------   --------   -------   ------    -------     --------
Income (Loss) from
 Continuing Operations..    (10,440)     1,635      (351)     139      1,354       (7,663)
Preferred Stock
 Dividends..............                  (456)     (750)               (453)(c)   (1,659)
                           --------   --------   -------   ------    -------     --------
Income Available to
 Common Stockholders....   $(10,440)  $  1,179   $(1,101)  $  139    $   901     $ (9,322)
                           ========   ========   =======   ======    =======     ========
Income (loss) per Common
 Share
 Basic..................     $(2.69)     $4.45                                     $(0.85)
                           ========   ========                                   ========
 Diluted................     $(2.69)     $4.03                                     $(0.85)
                           ========   ========                                   ========
Weighted Average Number
 of Common Shares
 Basic..................      3,881        265                                     10,931
                           ========   ========                                   ========
 Diluted................      3,881        293                                     10,931
                           ========   ========                                   ========

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                         CONDENSED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

   The unaudited pro forma consolidated condensed balance sheet is based on Reunion Industries', Chatwins Group's, and King-Way's audited balance sheets at December 31, 1998, NAPTech's unaudited balance sheet at December 31, 1998 and upon the adjustments described below. The unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 1998 are based on Reunion Industries', Chatwins Group's and King-Way's audited financial statements for the year ended December 31, 1998, NAPTech's pro forma unaudited financial statements for the year ended December 31, 1998 and upon the adjustments described below. NAPTech was acquired in August 1998 by NPS. The 1998 unaudited financial statements for NAPTech are pro forma as if such acquisition occurred on January 1, 1998.

Note 2. Pro Forma Adjustments

   The unaudited pro forma consolidated condensed balance sheet reflects the following adjustments as though the merger, the King-Way and NAPTech Acquisitions and the high-yield debt offering and the refinancing transactions occurred as of December 31, 1998:

  (1)To record assumed exercise of Chatwins Group Warrants prior to the merger.

  (2)To retire Chatwins Group's treasury stock.

  (3) To record issuance of 8.5 million shares of Reunion Industries' common stock to Chatwins Group stockholders. Purchase price determined based on 2.45 million shares times $4.875 assumed market price of Reunion Industries' common stock.

  (4)To eliminate Chatwins Group investment in Reunion Industries.

  (5) To eliminate Reunion Industries consolidated equity accounts and record a deferred tax asset of $5.6 million based on management's best estimate of the probable use of the NOL during the carryforward period.

  (6) To record the high-yield debt offering:

   Refinancing proceeds and application of proceeds:

Gross Refinancing proceeds................................           $100,000
New debt issuance costs...................................             (3,500)
                                                                     --------
  Net Refinancing proceeds................................            $96,500
                                                                     ========
  Chatwins Group Senior Note redemption:
Senior Notes at par--current portion...................... $(25,000)
Senior Notes at par--long-term............................  (25,000)
Accrued interest..........................................   (1,083)
Prepayment penalty........................................   (3,250)  (54,333)
                                                           --------
  Acquisition of King-Way:
Acquire King-Way common stock.............................     (100)
Notes payable.............................................  (13,745)  (13,845)
                                                           --------
  Acquisition of NAPTech:
Acquire NAPTech common stock..............................      (10)
Notes payable.............................................   (7,361)
Accrued interest..........................................     (236)
Note payable and Accrued fees--related party..............     (190)   (7,797)
                                                           --------
  Retirement of Reunion Industries' debt:
Revolving credit..........................................   (8,543)
Long-term debt............................................   (6,000)
Notes payable.............................................   (2,200)
Notes payable--related party..............................   (2,032)  (18,775)
                                                           --------
Pay down Chatwins Group revolving credit..................             (1,750)
                                                                     --------
  Application of net Refinancing proceeds.................           $(96,500)
                                                                     ========
Write-off prior debt issuance costs.......................           $ (2,975)
                                                                     ========
Eliminated intercompany payables among the combined
 companies................................................           $ (1,403)
                                                                     ========
Retire the common stocks of King-Way/NAPTech..............           $    (30)
                                                                     ========

  (7) To record the refinancing, including the revolving credit facility and the $15.0 million new term loan. Includes $500 of new deferred financing costs and write-off of $923 of remaining deferred financing costs from the terminated facilities.

   The unaudited pro forma consolidated condensed statements of operations reflect the following adjustments as though the merger, the King-Way and NAPTech Acquisitions and the high-yield debt offering and refinancing had occurred as of January 1, 1998.

     (a) To record the effect on interest expense resulting from the refinancing:

                                                                   Year Ended
                                                        Pro Forma December 31,
                                         Interest Rates  Balance      1998
                                         -------------- --------- ------------
Pro Forma Interest Expense:
High Yield Debt......................... 11.5%          $100,000    $ 11,500
New Credit Facility
  Revolver.............................. LIBOR + 2.25%    15,761       1,245
  Term Loan............................. LIBOR + 2.75%    15,000       1,260
                                                        --------
Juliana debt--actual 1998...............                                 489
Other Debt--actual 1998.................                                 578
Letter of credit and unused line fees...                                 298
                                                                    --------
  Total Pro Forma Cash Interest.........                              15,370
Amortization of deferred financing
 costs..................................                                 517
                                                                    --------
  Total Pro Forma Interest..............                              15,887
Less: Historical Interest Expense.......                             (16,158)
                                                                    --------
  Pro Forma Interest Adjustment.........                            $   (271)
                                                                    ========

     (b) To adjust the Chatwins Group's income tax provision for pro forma utilization of Reunion Industries' Federal net operating loss carryovers.

     (c) To record incremental dividends on Reunion Industries Preferred A at 10% per annum.

                      INFORMATION ABOUT REUNION INDUSTRIES

Business

 General

   Reunion Industries, a Delaware corporation, is the successor by merger, effective April 19, 1996, of Reunion Resources Company ("RRC"). As used herein, the term "Reunion Industries" refers to Reunion Industries, its predecessors and its subsidiaries unless the context indicates otherwise. Reunion Industries' executive offices are located at 62 Southfield Avenue, One Stamford Landing, Stamford, Connecticut 06902 and its telephone number is (203) 324-8858.

   Reunion Industries, through its wholly owned subsidiary, Oneida Rostone Corp. ("ORC"), manufactures high volume, precision plastic products and provides engineered plastics services. ORC's Oneida division, acquired in September 1995, designs and produces injection molded parts and provides secondary services such as hot stamping, welding, printing, painting and assembly of such products. In addition, Oneida designs and builds custom molds at its tool shops in order to produce component parts for specific customers. ORC's Rostone division, acquired in February 1996, compounds and molds thermoset polyester resins. The acquisitions in November 1996 of Data Packaging Limited ("DPL"), which operates in Ireland, and of the assets and business of Quality Molded Products, Inc. ("QMP," now part of the Oneida division), have expanded Reunion Industries' custom injection molding capacity. Reunion Industries is also engaged in wine grape agricultural operations in Napa County, California.

   On February 26, 1999, Reunion Industries announced that it had commenced discussions with a third party to sell ORC and had reinstituted its merger discussions with Chatwins Group, Inc. ("Chatwins Group"), which owns approximately 38% of Reunion's outstanding common stock. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations-- Possible Merger with Chatwins Group" and "Certain Relationships and Related Transactions." The discussions with the third party to sell ORC have subsequently been terminated. Reunion Industries has now decided to suspend its plans for the sale of ORC in light of the ongoing discussions regarding the possible merger with Chatwins Group and the related refinancings. Reunion Industries has also had discussions regarding possible acquisitions of Stanwich Acquisition Corp., doing business as King-Way Material Handling Company ("King-Way") and of NPS Acquisition Corp., doing business as NAPTech ("NAPTech"), at the same time as the Chatwins Group merger. King-Way and NAPTech are affiliates of Chatwins Group and Reunion Industries. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations--Possible Merger with Chatwins Group and acquisitions of King-Way and NAPTech" and "Certain Relationships and Related Transactions." Reunion has engaged legal and financial advisors in connection with these transactions. In addition, financing discussions have been held with prospective lenders. There can be no assurances that these transactions will be agreed to, approved or consummated. Reunion Industries will consider alternative strategies for ORC if the merger and refinancing are not completed.

   General information about each of Reunion Industries' principal businesses is set forth below under the captions "Plastic Products and Services," "Agricultural Operations" and "Discontinued Operations." Certain financial information concerning the discontinued operations is set forth in "Reunion Industries, Inc. Consolidated Financial Statements--Note 3."

   During the five year period ended December 31, 1998, Reunion Industries, through its subsidiaries, was also engaged in exploring for, developing, producing and selling crude oil and natural gas in the United States. In November 1995, Reunion Industries' Board of Directors resolved to pursue the sale of Reunion Industries' oil and gas assets and discontinue Reunion Industries' oil and gas operations. On May 24, 1996, Reunion Industries completed the sale of its wholly owned subsidiary, Reunion Energy Company ("REC"), which included substantially all of Reunion Industries' oil and gas assets.

   Reunion Industries' original predecessor was organized in California in 1929. Reunion Industries' predecessor, Buttes Gas and Oil Co. ("BGO"), and certain of its subsidiaries emerged in December 1988 from a reorganization in bankruptcy (the "Reorganization") under Chapter 11 of the United States Bankruptcy Code. Effective June 29, 1993, the Articles of Incorporation of BGO were amended to affect a plan of recapitalization (the "Recapitalization") pursuant to which, among other things, (i) each then outstanding share of common stock, par value $.01 per share, of BGO ("Old Buttes"), was converted automatically and without further action by stockholders into 1/300th share of new common stock, par value $.01 per share (the "Reverse Split"), of Old Buttes (as so recapitalized, "New Buttes"); (ii) all fractional interests in shares of Old Buttes resulting from the Recapitalization are to be settled in cash at the last sale price of Old Buttes shares on the Pacific Exchange, Inc. (the "Pacific Exchange") on the last trading day before the effective date of the Recapitalization; (iii) following the effective date of the Recapitalization, New Buttes distributed 14 additional shares of New Buttes for each one new share issued (or issuable) in the Recapitalization, in payment of a stock distribution payable to the holders of record of New Buttes shares on the day after the effective date of the Recapitalization (thereby effecting a fifteen-for-one stock split). BGO was then merged into RRC, a Delaware corporation. RRC merged into Reunion Industries effective April 19, 1996.

   Reunion Industries' Certificate of Incorporation includes certain capital stock transfer restrictions (the "Transfer Restrictions") which are designed to prevent any person or group of persons from becoming a 5% stockholder of Reunion Industries and to prevent an increase in the percentage stock ownership of any existing person or group of persons that constitutes a 5% stockholder by prohibiting and voiding any transfer or agreement to transfer stock to the extent that it would cause the transferee to hold such a prohibited ownership percentage. The Transfer Restrictions are intended to help assure that Reunion Industries' substantial net operating loss carryforwards will continue to be available to offset future taxable income by decreasing the likelihood of an "ownership change" (measured over a three-year testing period) for federal income tax purposes. The Transfer Restrictions do not apply to transfers approved by Reunion Industries' Board of Directors if such approval is based on a determination that the proposed transfer will not jeopardize the full utilization of Reunion Industries' net operating loss carryforwards.

Plastic Products and Services

   On September 14, 1995, Reunion Industries acquired (the "Oneida Acquisition") Oneida Molded Plastics Corp. ("Oneida"). On February 2, 1996, Rostone Corporation ("Rostone") merged with and into Oneida (the "Rostone Acquisition") and the surviving corporation changed its name to ORC. Oneida and Rostone operate as divisions of ORC. On November 18, 1996, ORC acquired (the "QMP Acquisition") the assets and business of QMP and completed the acquisition (the "DPL Acquisition") of 95.5% of the outstanding shares of DPL. QMP became part of the Oneida division of ORC. DPL is a subsidiary of ORC.

   Oneida. Founded in 1964, ORC's Oneida division is a full service plastic injection molder which manufactures high volume, precision plastic products and provides engineered plastics services. Oneida designs and produces injection molded parts and provides secondary services such as hot stamping, welding, printing, painting and assembly of such products. Oneida's principal products consist of specially designed and manufactured components for office equipment; business machines; computers and peripherals; telecommunications, packaging and industrial equipment; and recreational and consumer products.

   Oneida designs and manufactures most of its products by injection molding to a customer's specifications. In most cases, Oneida obtains a contract to produce a specified number of custom designed products using custom built molds owned by the customer. The customer either provides its own molds or has Oneida design and build or obtain from a supplier the molds necessary to produce the products. The custom molds produced by Oneida are manufactured at one of its two tool shops, which are located in Phoenix, New York and Siler City, North Carolina. Oneida has three injection molding facilities, which are located in Oneida and Phoenix, New York and Siler City, North Carolina.

   The markets in which Oneida competes have sales in excess of $6 billion per year. These markets are highly competitive. Oneida's principal competitors are international companies with multi-plant operations based in the United States, Germany, France and Japan, as well as approximately 3,800 independent companies located in the United States engaged in the custom molding business. Most of these companies are privately owned and have sales volumes ranging from $3 million to $7 million per year. In addition, approximately one-half of the total injection molding market is supplied by in-house molding shops. Oneida competes on the basis of price, customer service and product quality.

   Oneida has a decentralized sales organization that keeps close contact with customers. Sales of Oneida's products are made through an internal sales staff and a network of independent manufacturer's representatives working from nine separate regional offices throughout the eastern United States. Oneida generally pays commissions of between 2% and 5% percent of sales, based upon volume. During 1998, 1997 and 1996, one customer, Xerox Corporation, was responsible for more than 20% of Oneida's net sales. Sales to Xerox were approximately 22% of Oneida's sales during 1998 (11% of ORC consolidated sales), and receivables from Xerox were approximately 18% of Oneida's accounts receivable at December 31, 1998. The loss of this customer could have a material adverse effect on the results of operations of Oneida. Sales to Xerox have declined as a percentage of ORC sales in 1998 and 1997 as Reunion Industries diversifies its customer base. In addition to Xerox Corporation, Oneida has approximately 500 customers in the various industries described above. Oneida continues to seek additional customers in the business machines, consumer products and medical products industries. Reunion Industries believes that these new customers provide future growth opportunities for Oneida.

   The principal raw materials used by Oneida are thermoplastic polymers. These materials are available from a number of suppliers. Prices for these materials are affected by changes in market demand, and there can be no assurances that prices for these and other raw materials used by Oneida will not increase in the future. Oneida's contracts with its customers generally provide that such price increases can be passed through to the customers.

   The majority of Oneida's engineering work is related to meeting design requirements and specifications of its customers that require customized products and developing greater production efficiencies. To meet these objectives, Oneida has engineering personnel at each of its manufacturing locations. Oneida's business is not materially dependent on any patents, licenses or trademarks.

   Rostone. Founded in 1927, ORC's Rostone division specializes in precision thermoset plastic molded parts for original equipment manufacturers in the electrical, transportation, appliance and office equipment industries. Rostone is also a compounder of proprietary fiberglass reinforced polyester materials used in a number of customer applications.

   Rostone manufactures its thermoset products through the use of custom built molds to produce parts to customer specifications. These customer owned molds are either provided by the customer or designed by Rostone and built by one of the Oneida tooling facilities or by another supplier. Rostone has two molding facilities, which are located in Lafayette, Indiana and Clayton, North Carolina.

   Rostone competes in a market with a limited number of privately owned competitors and in-house molders on the basis of price, product specifications and customer service. Sales of Rostone's products are made through an internal sales staff and a network of independent representatives working from ten separate offices throughout the central United States. Rostone generally pays commissions of between 3% and 5% of sales based on volume. During 1998, 1997 and 1996, one customer, Cutler Hammer, was responsible for more than 20% of Rostone's sales. Sales to Cutler Hammer were approximately 29% of Rostone's sales during 1998 (7% of ORC consolidated sales) and receivables from Cutler Hammer were approximately 36% of Rostone's accounts receivable at December 31, 1998. The loss of this customer could have a material adverse effect on Rostone's results of operations. Rostone continues to seek new customers in the industries described above and in other industries.

   The principal raw materials used by Rostone are styrene, polyester resins, fiberglass and commercial phenolics. These materials are available from a number of suppliers. Prices and availability of these materials are affected by changes in market demand, and there can be no assurances that prices for these and other raw materials used by Rostone will not increase in the future. When possible if shortages occur, Rostone engineers new products to provide its customers a cost effective alternative to the material in short supply.

   Research and development at Rostone is focused on the development of proprietary thermoset materials under the trade name Rosite(R). Rostone compounds a wide range of Rosite materials to satisfy its customers' various needs. Rostone also provides services in meeting customers' design requirements and specifications of their customized products. Other than Rosite(R), Rostone's business is not materially dependent on any patents, licenses or trademarks.

   Data Packaging Limited. Founded in 1981, DPL originally produced magnetic media cassettes, compact disk and other proprietary products for the computer and data storage industries. These businesses were discontinued by 1989. DPL presently is a full service custom plastics injection molder which manufactures high volume, precision plastic products and provides engineered plastics services. DPL's principal products consist of specially designed and manufactured components for office equipment; business machines; computer and peripherals; and telecommunications equipment.

   DPL designs and manufactures its products to a customer's specifications using custom built molds owned by the customer. The customer either provides its own molds or has DPL design and obtain from a supplier the molds necessary to produce the products. All operations are conducted from one facility in Mullingar, County Westmeath, Ireland.

   DPL's markets are highly competitive. Principal competitors are international companies with operations in Ireland and Western Europe, and approximately five independent companies in Ireland. DPL competes on the basis of price, customer service and product quality.

   Sales of DPL's products are made by the company's in-house sales force, which maintains close contact with its customers. During 1998 and 1997, one customer was responsible for more than 20% of DPL's net sales. Dell Computer represented approximately 42% of DPL's sales during 1998 (9% of ORC consolidated sales) and receivables from Dell Computer were approximately 53% of DPL's accounts receivables at December 31, 1998. The loss of this customer could have a material adverse effect on DPL's results of operations. DPL continues to seek new customers in the office equipment and telecommunications industries in Europe.

   The principal raw materials used by DPL are thermoplastic polymers. These materials are available from a number of suppliers. Prices for these materials are affected by changes in market demand, and there can be no assurances that prices for these and other raw materials used by DPL will not increase in the future. DPL's contracts with its customers generally provide that such price increases can be passed through to the customers.

   The majority of DPL's engineering work is related to meeting design requirements and specifications of its customers that require customized products and developing greater production efficiencies. DPL's business is not materially dependent on any patents, licenses or trademarks.

   During 1997, the legal ownership of DPL was reorganized to provide certain members of DPL's management with conditional ownership of 15% of DPL. Management's ownership will provisionally vest at the rate of up to 20% each year based on the achievement of certain earnings targets, and will fully vest when 100% provisionally vested or at the end of 2004, whichever is earlier. Until fully vested, any manager's shares revert to Reunion Industries upon termination of employment. When fully vested, management has the right to put, and Reunion Industries has the right to call, such ownership for settlement in cash for an amount determined by a formula based on a multiple of earnings. Because of the put and call features, Reunion Industries accounts for this arrangement as a deferred compensation plan and not as a minority interest. At December 31, 1998, management was provisionally vested in 40% of their 15% ownership and deferred compensation of $0.4 million had been accrued.

   Backlog. ORC's backlog of orders believed firm at December 31, 1998 and December 31, 1997 were approximately $16.7 million and $21.9 million, respectively, substantially all of which are expected to ship within a year. Backlog is down from 1997 as more major customers move to just-in-time ordering and shorter delivery cycles and because of customer deferrals of new programs.

Agricultural Operations

   Reunion Industries, through its subsidiary Juliana Vineyards ("Juliana"), is engaged in wine grape vineyard development and the growing and harvesting of wine grapes for the premium table wine market. Reunion Industries' wine grape agricultural operations consist of approximately 3,800 acres, of which approximately 1,200 acres are suitable for wine grape production and of which approximately 325 acres are currently in production. This property is located within the official boundaries of the Napa Valley American Viticultural Area, the premier grape growing region of North America. The company does not hold a significant position in the wine grape market. Prices received on the sale of wine grapes may fluctuate widely, depending upon supply, demand and other factors.

   From October 1994 to September 1998, Juliana conducted its agricultural operations through the Juliana Preserve (the "Preserve"), a joint venture organized as a California general partnership. Juliana had a 71.7% interest in the net income and net assets of the joint venture, but had a 50% voting interest in matters concerning the operation, development and disposition of the joint venture assets. In September 1998, Juliana purchased the interest of its joint venture partner for approximately $5.9 million.

   In August 1997, the Preserve sold approximately 500 acres, including approximately 300 plantable acres, to a Napa Valley winery. In September 1998, Juliana sold approximately 400 acres, including approximately 250 plantable acres, to an Australian winery. Also during 1998, Juliana formed the Juliana Mutual Water Company ("JMWC") to own and operate the water storage and transmission system for the entire property originally owned by the Preserve. Ownership of JMWC is generally in proportion to plantable acres as specified in the JMWC bylaws.

   Juliana has undertaken a limited wine grape development effort which management believes will enhance the value of the property. Approximately 95 acres were planted in 1998. These new plantings should reach production in four or five years. Additional plantings may be made in future years if additional funds can be obtained through financing or from additional property sales. One parcel including approximately 65 plantable acres has been leased to a Napa Valley winery. Juliana also expects to provide vineyard development and farm management services to certain of the third party owners and lessees of parcels in the Preserve.

Environmental Regulation

   Various federal, state and local laws and regulations including, without limitation, laws and regulations concerning the containment and disposal of hazardous waste, oil field waste and other waste materials, the use of storage tanks, the use of insecticides and fungicides and the use of underground injection wells directly or indirectly affect Reunion Industries' operations. In addition, environmental laws and regulations typically impose "strict liability" upon Reunion Industries for certain environmental damages. Accordingly, in some situations, Reunion Industries could be liable for clean up costs even if the situation resulted from previous conduct of Reunion Industries that was lawful at the time or from improper conduct of, or conditions caused by, previous property owners, lessees or other persons not associated with Reunion Industries or events outside the control of Reunion Industries. Such clean up or costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on Reunion Industries' consolidated financial position, results of operations or cash flows.

   Reunion Industries' plastic products and service business routinely uses chemicals and solvents, some of which are classified as hazardous substances. Reunion Industries' vineyard operations routinely use fungicides and insecticides, the handling, storage and use of which is regulated under the Federal Insecticide, Fungicide and Rodenticide Act, as well as California laws and regulations. Reunion Industries' former oil and gas business and related activities routinely involved the handling of significant amounts of waste materials some of which are classified as hazardous substances.

   Except as described in the following paragraphs, Reunion Industries believes it is currently in material compliance with existing environmental protection laws and regulations and is not involved in any significant remediation activities or administrative or judicial proceedings arising under federal, state or local environmental protection laws and regulations. In addition to management personnel who are responsible for monitoring environmental compliance and arranging for remedial actions that may be required, Reunion Industries has also employed outside consultants from time to time to advise and assist Reunion Industries' environmental compliance efforts. Except as described in the following paragraphs, Reunion Industries is not aware of any conditions or circumstances relating to environmental matters that will require significant capital expenditures by Reunion Industries or that would result in material adverse effects on its businesses.

   In February 1996, Rostone was informed by a contracted environmental services consulting firm that soil and ground water contamination exists at its Lafayette, Indiana site. Reunion Industries has initiated a remediation plan under an agreement with the Indiana Department of Environmental Management and expects to substantially complete the remediation during 2000. Reunion Industries has expended approximately $0.2 million and has accrued an additional $0.2 million based on current estimates of remediation costs . Certain of these costs are recoverable from CGI Investment Corp., the seller of Rostone. See "Certain Relationships and Related Transactions."

   In connection with the sale of REC, Reunion Industries retained certain oil and gas properties in Louisiana because of litigation concerning environmental matters. Reunion Industries is in the process of environmental remediation under a plan approved by the Louisiana Office of Conservation. Reunion Industries has recorded an accrual for its proportionate share of the remaining estimated costs to remediate the site based on plans and estimates developed by the environmental consultants hired by Reunion Industries. During 1998 Reunion Industries increased this accrual by a charge of $1.2 million to discontinued operations, based on revised estimates of the remaining remediation costs. At December 31, 1998, the balance accrued for these remediation costs was approximately $1.5 million. Owners of a portion of the property have objected to Reunion Industries' proposed cleanup methodology and have filed suit to require additional procedures. Reunion Industries is contesting this litigation, and believes its proposed methodology is well within accepted industry practice for remediation efforts of a similar nature. No accrual has been made for costs of any alternative cleanup methodology which might be imposed as a result of the litigation.

Employees

   At December 31, 1998, Reunion Industries employed 844 full time employees, of whom 834 were employed in the plastic products segment, six were employed in agricultural operations and four were corporate personnel. Reunion Industries also employs hourly employees in its agricultural operations, the number of whom varies throughout the year.

   In ORC's Rostone division, approximately 190 employees are represented by the International Brotherhood of Electrical Workers, AFL-CIO, under a collective bargaining agreement which expires in February 2000.

   Substantially all of DPL's 117 hourly employees are represented by the Services Industrial Profession and Technical Union. DPL participates in the Irish Business and Employers Confederation, which negotiates binding national agreements about employment policy, pay increases and taxation with the government and trade unions. The latest three year agreement was signed in December 1996.

Properties

Manufacturing Properties

   ORC's properties used in the plastic products and services segment are as follows:

                                                     Lease
                             Square  Land          Expiration
Division       Location       Feet   Acres Title      Date                  Use
--------  ------------------ ------- ----- ------  ---------- --------------------------------
Oneida    Oneida, NY          84,000  3.5   Owned*       --   Manufacturing and Administrative
          Phoenix, NY         28,000   --  Leased   1/31/05   Manufacturing
          Phoenix, NY         20,000  2.0   Owned*       --   Manufacturing
          Siler City, NC     130,000  8.3   Owned*       --   Manufacturing and Administrative
Rostone   Lafayette, IN      168,000 20.0   Owned*       --   Manufacturing and Administrative
          Clayton, NC         35,000   --  Leased   6/17/01   Manufacturing
DPL       Mullingar, Ireland  72,000  5.9   Owned        --   Manufacturing and Administrative

--------
  * Subject to mortgages in connection with ORC's credit facility with The CIT Group/Business Credit, Inc. (see "Reunion Industries, Inc. Notes to the Consolidated Financial Statements--Note 8").

   Reunion Industries believes that these facilities are suitable and adequate for ORC's use.

Other Properties

   For information concerning Reunion Industries' agricultural properties see "--Business--Agricultural Operations." Reunion Industries maintains an office facility on its vineyard property.

   In connection with the sale of REC, Reunion Industries retained certain oil and gas properties in Louisiana because of litigation concerning environmental matters. As described in "--Business--Environmental Regulation," Reunion Industries is in the process of environmental remediation of these properties. Reunion Industries intends to sell these properties when the litigation is resolved.

   Reunion Industries holds title to or recordable interests in federal and state leases totaling approximately 55,000 acres near Moab, Utah, known as Ten Mile Potash. Sylvanite, a potash mineral, is the principal mineral of interest and occurrence in the Ten Mile Potash property. To date, Ten Mile Potash has not yielded any significant revenues from mining operations or any other significant revenues, and Reunion Industries is pursuing the sale or farmout of these interests.

   Reunion Industries subleases, from Stanwich Partners, Inc. ("SPI"), a related party (see "Certain Relationships and Related Transactions"), approximately 1,500 square feet of office space in Stamford, Connecticut for its corporate offices. Management believes the terms of this sublease are comparable to those available from third parties.

Legal Proceedings

   Certain litigation in which Reunion Industries is involved is described below.

   Reunion Industries filed suit in the 125th Judicial District Court of Harris County, Texas against Bargo Energy Company ("Bargo") and its general partners, Chisos Corporation, Austin Resources Corporation, Shearwave, Inc., Brazos Oil & Gas Corporation, and Schroder Oil Financing & Investment Company, on January 16, 1996 for damages and relief arising out of Bargo's repudiation of its agreement to purchase all outstanding shares of the capital stock of Reunion Industries' subsidiary, REC. Bargo had agreed to pay Reunion Industries $15.1 million for REC's capital stock, subject to certain potential adjustments in the purchase price as set forth in the stock purchase agreement between Reunion Industries and Bargo and had deposited $0.5 million with a contractual escrow agent in accordance with the terms of the stock purchase agreement. Reunion Industries alleged in its complaint that Bargo tortiously interfered with a prospective stock purchase agreement with another purchaser of REC's stock, and then wrongfully repudiated its agreement to purchase REC's stock. Reunion Industries also asserted claims against Bargo for breach of contract and breach of duty of good faith and fair dealing, and sought damages under these theories of liability. Bargo also filed suit against Reunion Industries claiming that Reunion Industries, its investment bankers, and certain individuals fraudulently misrepresented information and fraudulently induced Bargo into signing the Stock Purchase Agreement. Bargo also asserted claims for breach of contract and warranty, return of its escrow, and for unspecified damages under these theories of liability. The cases were consolidated in the 334th Judicial District Court of Harris County, Texas, and the consolidated case was realigned with Reunion Industries as plaintiff.

   On April 24, 1998, after a three week trial, a jury returned jury verdict findings that Bargo had a right to terminate the stock purchase agreement with Reunion Industries and that Reunion Industries fraudulently induced Bargo into entering into the agreement and recommended that an award of $5.0 million in punitive damages be assessed against Reunion Industries. In July 1998, the court entered judgment affirming the $5.0 million jury verdict and awarding approximately $3.0 million in attorneys' fees and costs. Reunion Industries maintained at trial and continues to maintain that all requirements to closing under the contract were met, and that Bargo was required to close the transaction. Reunion Industries also maintains that no evidence sufficient to support a jury finding of fraud or the related punitive damages finding was presented at trial. Reunion Industries has filed a bond which suspends execution on the judgement while Reunion Industries appeals. A formal notice of appeal has been filed and Reunion Industries intends to file its appeal in April 1999. Management believes, based on consultation with counsel, that it is more likely than not that any judgment based on a finding of fraud, the award of attorneys' fees based on a finding of fraud and punitive damages would be overturned on appeal. If the judgment is not overturned on appeal, and the proposed merger with Chatwins Group and related refinancing do not occur, Reunion Industries would be obligated to seek alternative funding sources, including a sale of assets.

   As described above in "--Business--Environmental Regulation," the owners of a portion of the property currently being remediated for environmental contamination have filed suit to require additional procedures. Reunion Industries is contesting the litigation.

   Reunion Industries and its subsidiaries are the defendants in other lawsuits and administrative proceedings which have arisen in the ordinary course of business of Reunion Industries and its subsidiaries. Reunion Industries believes that any material liability which can result from any of such lawsuits or proceedings has been properly reserved for in Reunion Industries' financial statements or is covered by indemnification in favor of Reunion Industries or its subsidiaries, and, that, therefore, the outcome of these lawsuits or proceedings, or the matters referred to above, will not have a material adverse effect on Reunion Industries' consolidated financial position, results of operations or cash flows.

Market for the Registrant's Common Equity and Related Stockholder Matters

   Reunion Industries' common stock is traded in the over-the-counter market and is listed on the NASDAQ Small-Cap Market under the symbol "RUNI". The common stock is also listed on the Pacific Exchange under the symbol "RUN".

   As of April 23, 1999, there were approximately [1,370] holders of record of Reunion Industries' common stock with an aggregate of [3,900,065] shares outstanding.

   The table below reflects the high and low sales prices on the NASDAQ Small-Cap Market for the quarterly periods in the two years ended December 31, 1998. The NASDAQ Small-Cap quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

      Quarter Ended                                                 High   Low
      -------------                                                ------ ------
      1998
        March 31.................................................. $5.500 $4.750
        June 30................................................... $7.625 $5.000
        September 30.............................................. $6.125 $2.875
        December 31............................................... $3.250 $2.406
      1997
        March 31.................................................. $5.000 $3.875
        June 30................................................... $4.125 $3.125
        September 30.............................................. $4.380 $3.813
        December 31............................................... $5.250 $4.188

   No cash dividends have been declared or paid during the past three years with respect to the common stock of Reunion Industries. The Board of Directors of Reunion Industries currently follows a policy of retaining any earnings for operations and for the expansion of the business of Reunion Industries. Cash dividends are also limited by the availability of funds, including limitations on dividends and other transfers to Reunion by ORC and Juliana contained in ORC's lending agreements. See "Reunion Industries, Inc. Notes to Consolidated Financial Statements--Note 8." Therefore, Reunion Industries anticipates that it will not pay any cash dividends on Reunion Industries' common stock in the foreseeable future.

Selected Financial Data

   The following table sets forth selected historical consolidated financial data of Reunion Industries. We derived the consolidated income statement data below and the consolidated balance sheet data below from financial statements audited by PricewaterhouseCoopers LLP, independent accountants, whose report on Reunion Industries contains an explanatory paragraph on going concern matters. All data are reported in thousands, except for per-share data.

                                          Year Ended December 31,
                                 ---------------------------------------------
                                   1998     1997     1996      1995     1994
                                 --------  -------  -------  --------  -------
                                   (1)       (2)      (3)      (4)       (5)
                                   (In Thousands, Except Per Share Data)
Operations Data
Continuing Operations:
  Operating Revenue............. $ 97,318  $93,378  $60,305  $ 10,855  $ 1,619
                                 ========  =======  =======  ========  =======
  Operating Income (Loss).......    1,495    2,513    1,449    (3,016)  (2,481)
  Interest Expense..............   (3,221)  (3,267)  (2,402)     (508)    (269)
  Provision for Bargo Judgment
   and Related Costs............   (9,239)      --       --        --       --
  Equity in Writedown of Joint
   Venture Development Costs....       --     (855)  (1,290)       --       --
  Gain on Sale of Mineral
   Properties...................       --       --       --        --    2,124
  Other Income (Expense)........     (136)     714      425       (57)     (34)
  Income Tax Benefit (Expense)..      661      (86)    (876)       --       --
                                 --------  -------  -------  --------  -------
Loss From Continuing
 Operations.....................  (10,440)    (981)  (2,694)   (3,581)    (660)
                                 --------  -------  -------  --------  -------
Discontinued Operations:
  Agriculture...................       --      710     (710)       --       --
  Oil and Gas...................   (1,710)      --    1,122   (10,389)  (3,495)
  Drilling and Workover.........       --       --       --        --       65
                                 --------  -------  -------  --------  -------
Income (Loss) From Discontinued
 Operations.....................   (1,710)     710      412   (10,389)   3,430
                                 --------  -------  -------  --------  -------
Extraordinary Item..............     (233)      --       --        --       --
                                 --------  -------  -------  --------  -------
Net Loss........................ $(12,383) $  (271) $(2,282) $(13,970) $(4,090)
                                 ========  =======  =======  ========  =======
Income (Loss) Per Share-Basic:
  Continuing Operations......... $  (2.69) $ (0.25) $ (0.70) $  (0.93) $ (0.17)
  Discontinued Operations.......    (0.44)    0.18     0.11     (2.72)   (0.91)
  Extraordinary Item............    (0.06)      --       --        --       --
                                 --------  -------  -------  --------  -------
  Net Loss...................... $  (3.19) $ (0.07) $ (0.59) $  (3.65) $ (1.08)
                                 ========  =======  =======  ========  =======
Loss Per Share-Diluted.......... $  (3.19) $ (0.07) $ (0.59) $  (3.65) $ (1.08)
                                 ========  =======  =======  ========  =======
Balance Sheet Data
Total Assets.................... $ 74,874  $72,059  $75,176  $ 51,935  $51,639
Long-term Obligations........... $ 17,237  $12,654  $15,575  $  7,947  $ 2,693
Stockholders' Equity............ $ 16,239  $28,317  $28,944  $ 31,254  $44,624
Weighted Average Common Shares
 Outstanding....................    3,881    3,855    3,855     3,832    3,794
Cash Dividends per Common
 Share.......................... $    -0-  $   -0-  $   -0-  $    -0-  $   -0-

-------
(1) Includes Juliana as a consolidated subsidiary subsequent to the September 1998 purchase of joint venture partner's interest. See "--Business-- Agricultural Operations." Operating income includes a $9.2 million charge to record entry of the judgment and related costs in Reunion Industries' litigation with Bargo Energy Company. See "--Legal Proceedings." Net income includes a $1.2 million charge for increase in a provision for environmental remediation and a $0.5 million charge for a provision for tax settlement, included in "--Discontinued Operations." See "--Business-- Environmental Regulation" and "--Management's Discussion and Analysis of Financial Condition and Results of Operations--Contingencies and Uncertainties."
(2) Operating income includes a $1.0 million charge for writedown of excess equipment. Net income also includes a $0.9 million charge for equity in the write-off of joint venture development costs and income of $0.7 million from reversal of the 1996 estimated loss on disposal of the agricultural and real estate operations. See "--Business--Agricultural Operations," "--Management's Discussion and Analysis of Financial Condition and Results of Operations--Discontinued Operations" and "Reunion Industries, Inc. Notes to the Consolidated Financial Statements--Notes 3 and 6."
(3) Includes the results of operations of Rostone subsequent to the Rostone Acquisition on February 2, 1996. Includes the results of QMP and DPL subsequent to their acquisitions on November 18, 1996. See "Reunion Industries, Inc. Notes to the Consolidated Financial Statements--Note 2." Includes a $1.3 million impairment charge, a $0.7 million charge for the estimated loss on disposal of the agricultural and real estate operations and a $1.1 million net gain from the disposal of the oil and gas operations. See "Reunion Industries, Inc. Notes to the Consolidated Financial Statements--Notes 3 and 6."
(4) Includes the results of operations of Oneida subsequent to the Oneida Acquisition on September 14, 1995. Includes a $7.0 million impairment charge against Reunion Industries' oil and gas properties and a $3.8 million charge for the expected loss on disposal of the oil and gas operations. See "Reunion Industries, Inc. Notes to the Consolidated Financial Statements--Notes 2 and 3."
(5) Includes a $3.2 million impairment charge against Reunion Industries' oil and gas properties, a $2.1 million gain on the sale of mineral properties, the results of operations of acquired producing gas properties after May 1, 1994 and a change in Reunion Industries' proportionate share of agricultural revenues and expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

   Reunion Industries' principal operations are in the plastic products and services industry through its wholly owned subsidiary ORC. Reunion Industries is also engaged in wine grape agricultural operations in Napa County, California.

   In November 1995, Reunion Industries' Board of Directors resolved to sell Reunion Industries' oil and gas assets and discontinue Reunion Industries' oil and gas operations. During 1996, Reunion Industries sold substantially all of its oil and gas assets, for a total price of approximately $11.4 million.

   Reunion Industries recognized a net loss of $12.4 million in 1998 compared to a net loss of $0.3 million in 1997 and a net loss of $2.3 million in 1996. The following discussion of Results of Continuing Operations describes Reunion Industries' continuing operations in plastic products and services and wine grape agriculture separately from discontinued operations.

Results of Continuing Operations--1998 Compared to 1997

   Plastic products and services. ORC revenues and operating income were $95.1 million and $5.0 million, respectively, for the year ended December 31, 1998. This compares to 1997 revenues and operating income of $93.4 million and $4.3 million, respectively.

   The increase in revenues is attributable to a 34% increase in DPL sales as a result of new customer programs, offset by a 5% decrease in sales at U.S. operations. Parts sales increased $0.7 million, or 0.6% to $89.0 million for the year ended December 31, 1998 compared to $88.5 million for the prior year period. Tooling sales increased $1.2 million, or 24.5% to $6.1 million for 1998 compared to $4.9 million for 1997. Tooling revenues associated with the production of customer tools are deferred until the tools are completed and delivered to the customers. As a result, tooling sales fluctuate depending on when projects are completed. The 34% increase in DPL sales resulted from two significant new projects, for which Reunion Industries added production capacity. Although Reunion Industries continues to seek new customers and projects, management does not expect that such sales growth will recur. ORC backlog totaled $16.7 million at December 31, 1998 compared to backlog of $21.9 million at December 31, 1997. Backlog is down from 1997 as more major customers move to just-in-time ordering and shorter delivery cycles and because of customer deferrals of new programs.

   Cost of sales totaled $80.9 million, or 85.1% of net sales, for the year ended December 31, 1998 compared to $78.9 million, or 84.5% of net sales, for the year ended December 31, 1997. Gross margins were $14.2 million or 14.9% of net sales, in 1998 compared to $14.5 million, or 15.5% of net sales in 1997.

   During 1997, ORC recorded a $1.0 million writedown of surplus equipment to net realizable value. This writedown was made in conjunction with the relocation of thermoplastic molding production from the Clayton, N.C. facility to the Siler City, N.C. facility.

   Selling, general and administrative expenses were $9.2 million in 1998, and $9.2 million in 1997. Operating income was $5.0 million, or 5.3% of net sales in 1998 compared to $4.3 million, or 4.6% of net sales in 1997.

   Agriculture. Juliana had an operating loss of $0.1 million on revenues of $2.2 million in 1998. Revenues and direct expenses from the 1998 harvest were recognized in the fourth quarter, and these fourth quarter amounts are not representative of a full year. Prior to October 1998, Reunion Industries accounted for its wine grape agriculture operations on the equity method.

   Corporate General and Administrative Expense. Corporate general and administrative expenses, consisting primarily of executive and administrative salaries and benefits, professional fees and other public company costs, totaled $2.1 million for the year ended December 31, 1998 compared to $1.8 million for the year ended December 31, 1997. The 1998 and 1997 amounts included approximately $0.6 million and $0.4 million, respectively, in legal costs for Reunion Industries' Bargo litigation.

   As a result of termination of the 1998 merger agreement with Chatwins Group because of the inability to raise sufficient financing under then current market conditions, Reunion Industries recorded a charge of $1.4 million in 1998 to write off accumulated legal, investment banking and other costs related to the merger.

   Other Income and Expense. Interest expense was $3.2 million in 1998 compared to $3.3 million for the prior year. Reunion Industries also recorded a charge of $9.2 million during 1998 to record entry of the judgment in Reunion Industries' litigation with Bargo, accrual of interest on the judgment and letter of credit and guarantee fees related to obtaining a supersedeas bond to appeal the judgment.

   Reunion Industries participated in the wine grape agriculture industry through its equity investment in the Juliana Preserve joint venture in 1997 and until September 1998. Reunion Industries recognized a loss of $0.4 million in 1998 and income of $0.3 million in 1997 from its equity interest in the Preserve's results of operations. In addition, Reunion Industries recorded a charge of $0.9 million in 1997 for its equity in the write off of development costs by the joint venture.

   Income Tax Expense. In August 1998, Reunion Industries reached a settlement with the IRS on its appeal of the denial of Reunion Industries' request for refund of Alternative Minimum Tax paid in 1990 and 1991. As a result of the settlement, Reunion Industries received refunds totaling $0.7 million including interest. Because of the uncertainty over realization of the refund, Reunion Industries had recorded an allowance of $0.8 million in 1996 for the possible denial of the refund claim with a corresponding charge to income tax expense. As a result of the settlement, Reunion Industries recorded an income tax benefit of $0.7 million in 1998.

Results of Continuing Operations--1997 Compared to 1996

   Plastic products and services. ORC revenues and operating income were $93.4 million and $4.3 million, respectively, for the year ended December 31, 1997. This compares to 1996 revenues and operating profit of $60.3 million and $3.4 million respectively.

   The increase in revenues is attributable primarily to a full year's results of the acquired businesses offset somewhat by a strike at the Rostone division. Parts sales increased $35.5 million, or 67.0% to $88.5 million for the year ended December 31, 1997 compared to $53.0 million for the prior year period. Tooling sales decreased $2.4 million, or 32.9% to $4.9 million for 1997 compared to $7.3 million for 1996. Tooling revenues associated with the production of customer tools are deferred until the tools are completed and delivered to the customers. As a result, tooling sales fluctuate dependent upon when projects are completed. Additionally, in 1997, there was a higher incidence of molding contracts where the tools were provided by the customer. ORC backlog totaled $21.9 million at December 31, 1997 compared to backlog of $25.1 million at December 31, 1996. Backlog is down from 1996 as more major customers move to just-in-time ordering and shorter delivery cycles.

   During the second calendar quarter of 1997, a strike of Reunion Industries' unionized factory work force took place at ORC's Rostone division. The work stoppage occurred on April 15, 1997 and continued until May 15, 1997. Rostone used office personnel, temporary workers and new hires to minimize the impact of the strike on product shipments and the loss of customer business. Rostone, however, experienced excess scrap, labor inefficiencies and higher than normal product returns during the strike period and incurred additional overtime subsequent to the strike in restoring normal production. As a result of the strike, sales and operating income were approximately $2.1 million and $1.0 million, respectively, less than expected for the second quarter.

   Cost of sales totaled $78.9 million, or 84.5% of net sales, for the year ended December 31, 1997 compared to $50.7 million, or 84.1% of net sales, for the year ended December 31, 1996. As a result of the increase in sales, offset by the effects of the strike, gross margins rose to $14.5 million or 15.5% of net sales, in 1997 from $ 9.6 million, or 15.9% of net sales in 1996.

   During 1997, ORC recorded a $1.0 million writedown of surplus equipment. This writedown was made in conjunction with the relocation of thermoplastic molding production from the Clayton, N.C. facility to the Siler City, N.C. facility acquired by Reunion Industries in November 1996.

   Selling, general and administrative expenses were $9.2 million in 1997, $2.9 million more than in 1996 reflecting the businesses acquired in 1996. Operating income was $4.3 million, or 4.6% of net sales in 1997 compared to $3.4 million, or 5.6% of net sales in 1996.

   Corporate General and Administrative Expense. Corporate general and administrative expenses, consisting primarily of executive and administrative salaries and benefits, professional fees and other public company costs, totaled $1.8 million for the year ended December 31, 1997 compared to $1.9 million for the year ended December 31, 1996. The 1997 amount included approximately $0.4 million in legal costs for Reunion Industries' Bargo litigation. The expenses for the year ended December 31, 1996 included occupancy and office costs for both Reunion Industries' previous headquarters in Houston, Texas, closed in May 1996, and its new headquarters in Stamford, Connecticut and are net of $0.3 million in reversals of certain charges for office closing and severance accrued in 1995.

   Other Income and Expense. Interest expense was $3.3 million in 1997 compared to $2.4 million in 1996 as a result of interest on ORC debt subsequent to the Rostone, QMP and DPL Acquisitions. Other income in 1996 includes a $0.6 million insurance recovery on a business loss claim for a DPL customer contract termination.

   Reunion Industries participated in the wine grape agriculture industry in 1997 and 1996 through its equity investment in the Preserve. Reunion Industries recognized income of $0.3 million in 1997 compared to a loss of $0.3 million in 1996 from its equity interest in the Preserve's results of operations. In addition, Reunion Industries recorded an impairment charge of $1.3 million in 1996 and a further charge of $0.9 million in 1997 for its equity in the write off of approximately $2.9 million of development costs by the joint venture.

   Income Tax Expense. Because of the uncertainty over realization of a refund claimed for Alternative Minimum Taxes paid in 1990 and 1991, Reunion Industries recorded an allowance of $0.8 million for the possible denial of the refund claim with a corresponding charge to Income Tax Expense in 1996.

Discontinued Operations

   Reunion Industries discontinued its U. S. oil and gas operations in 1995. Reunion Industries recognized income from discontinued operations of $0.7 million in 1997 compared to income of $0.4 million in 1996. Reunion Industries recognized a net gain of $1.1 million in 1996 from disposition of the oil and gas assets, consisting of a $1.6 million insurance reimbursement offset by $0.4 million of adjustments to the purchase price for certain assets not sold and $0.1 million of provisions for environmental remediation of those assets. Results of discontinued oil and gas operations during 1996, prior to the disposition on May 24, 1996, were approximately break even on revenues of $2.1 million.

   As described below under "--Contingencies and Uncertainties," Reunion Industries has recorded a provision of $0.5 million in connection with settlement discussions for the California Franchise Tax Board audit of the company's Franchise tax returns for 1991 through 1993.

Liquidity and Capital Resources

 Summary of 1998 Activities

   Cash and cash equivalents totaled $2.0 million at December 31, 1998. During the year ended December 31, 1998, cash decreased $0.1 million, with $2.4 million provided by operations, $2.2 million used by investing activities and $0.6 million provided by financing activities.

   Investing Activities. Capital expenditures were $3.3 million. Reunion Industries paid $2.2 million to acquire its joint venture partner's interest in the Preserve, and received $2.6 million from the sale of a portion of the Preserve.

   Financing Activities. Principal payments reduced long-term obligations by $10.2 million in the year ended December 31, 1998. Proceeds from new term loan borrowings totaled $7.1 million and debt issuance costs of $1.9 million were paid. Net short term borrowings totaled $3.4 million.

 Factors Affecting Future Liquidity

   Because of various restrictions included in Reunion Industries' loan arrangements, management must separately consider liquidity and financing for corporate requirements, ORC and Juliana.

   Corporate. Corporate expenses, including salaries and benefits, professional fees and other public company costs, are expected to approximate $1.5 million annually. Legal costs to appeal the Bargo litigation and the cost of collateralizing the Bargo appeal bond will add to corporate requirements. In addition, a significant portion of the $1.5 million accrued for environmental remediation of the Louisiana properties, described in "--Business-- Environmental Regulation," is expected to be expended during the next twelve months and a settlement payment for the California tax audit, described below under "--Contingencies and Uncertainties," is expected to be made. Reunion Industries' source of funds for these expenses, other than from additional borrowings, are from cash balances and permitted payments by ORC. The Corporate cash balance at December 31, 1998 was $0.01 million.

   As described in "Reunion Industries, Inc. Consolidated Financial Statements--Note 7," ORC closed a new credit facility with The CIT Group/Business Credit, Inc. ("CITBC") in October 1998. This new credit facility limits payments to Reunion by ORC. If certain levels of availability (as defined in the loan agreements) are maintained, ORC is permitted to pay Reunion monthly payments of interest, plus up to $0.1 million for management fees and dividends on preferred stock, plus tax sharing payments of up to 50% of the tax savings realized by ORC because of Reunion's NOLs. There can be no assurances that ORC will be able to maintain the required levels of availability and be permitted to make the management fee and tax sharing fee payments to Reunion. In any event, the maximum amount of such payments is not expected to be sufficient for Reunion Industries' corporate operating and debt service requirements.

   The new credit facility also provides a letter of credit guarantee to provide credit support for a supersedeas bond in the Bargo litigation (see "-- Legal Proceedings"). In addition to the ORC assets, the facility is secured by a guarantee by Mr. Bradley, a pledge of assets by Stanwich Financial Services Corp., ("SFSC"), a related party (see "Certain Relationships and Related Transactions") and a pledge of the stock of ORC and Juliana. Since October 1998, substantially all the amounts otherwise permitted to be paid by ORC have been used to fund letter of credit and guarantee fees relating to the supersedeas bond.

   Without additional financing, management believes that Reunion Industries will not have sufficient resources to meet its corporate expenses and legal and environmental costs as they become due over the next twelve months. During 1998, Reunion Industries borrowed a total of $1.0 million from SFSC. These borrowings bear interest at 15%, and were due to mature September 30, 1998. SFSC has agreed to extend the maturity date to December 31, 1999 while Reunion Industries seeks additional financing. There can be no assurances that such financing will be arranged, or that SFSC will extend the maturity indefinitely or lend additional funds.

   As described below in "Possible Merger with Chatwins Group and Acquisitions of King-Way and NAPTech," Reunion Industries has announced that it has reinstituted merger discussions with Chatwins Group and has held financing discussions with prospective lenders in connection with the proposed merger. If such a merger and refinancing is completed, management believes that there will be sufficient resources for Reunion Industries' requirements and for reinvestment in a new business or businesses. There can be no assurances that any of these transactions will be consummated.

   ORC. On October 19, 1998, ORC closed the new credit facility with CITBC. This is a six-year senior secured credit facility including revolving credit loans of up to $10.2 million and a term loan in the initial amount of $6.0 million for ORC. The proceeds were used to refinance ORC's debt with Congress Financial Corporation and to provide working capital for ORC. Management believes that ORC's cash flow from operations, together with this credit facility and permitted levels of capital and operating leases, will be sufficient for ORC's operating requirements, including capital expenditures and debt service, over the next twelve months. At December 31, 1998 ORC had $1.2 million in revolving credit availability.

   Juliana. In September 1998, Juliana completed the purchase of its joint venture partner's 28.3% interest in the Juliana Preserve joint venture for approximately $5.9 million. The purchase was funded from the proceeds of the sale of three parcels for $2.7 million, and by a $3.7 million 4-month note to the joint venture partner.

   In January 1999, Juliana closed a $7.5 million loan with Equitable Life Assurance Society of the United States ("Equitable"). The proceeds were used to refinance Juliana's existing $2.0 million loan with Equitable, to repay the $3.7 million 4-month note to the joint venture partner and for working capital.

   Juliana plans to continue a limited wine grape development effort, which management believes will enhance the value of the property. Management believes the combination of farming revenues plus working capital provided by borrowings will be sufficient to fund the agricultural operations over the next twelve months.

Year 2000 Computer Compliance

   Reunion Industries, like most companies, utilizes electronic technology which includes computer hardware and software systems that process information and perform calculations that are date-and time-dependent. Reunion Industries is aware that the coming of the Year 2000 ("Y2K") poses pervasive and complex problems in that virtually every computer operation (including manufacturing equipment and other non-information systems equipment), unless it is Y2K compliant, will be affected in some way by the rollover of the two-digit year value from "99" to "00" and the inadvertent recognition by electronic technology of "00" as the year 1900 rather than Y2K. Reunion Industries is also aware that it may not only be negatively affected by the failure of its own systems to be Y2K compliant, but may also be negatively affected by the Y2K non-compliance of its vendors, customers, lenders and any other party with which Reunion Industries transacts business.

   Reunion Industries has completed its initial assessment of all of the systems and software in place at all locations and has identified hardware replacements and software upgrades necessary to achieve Y2K compliance. Because Reunion Industries uses integrated accounting and manufacturing software provided by third party vendors, it has avoided internal programming costs associated with modifying code and data to handle dates past the year 2000. The latest software releases provided by the respective third party vendors have achieved Y2K certification from independent testing organizations. Reunion Industries is in the process of upgrading all of its software to Y2K compliant releases. Upgrading and testing is substantially complete at six of Reunion Industries' seven manufacturing locations and at the headquarters location. Reunion Industries expects to complete the remaining upgrades by the second quarter of 1999. Significant customers and outside vendors such as suppliers, banks and payroll services have been contacted and have provided assurances that they either are or will be Y2K compliant by June 1999. Testing of Reunion Industries' software and systems (including manufacturing equipment and other non-information systems equipment) is expected to be completed during the second quarter of 1999.

   Because management expects to complete the upgrading of all of its software early in 1999, Reunion Industries has not developed a Y2K contingency plan. Management regularly monitors the status of the Y2K compliance process, and will develop contingency plans if it appears that Reunion Industries will not achieve full Y2K compliance.

   Reunion Industries has incurred and expects to continue to incur internal staff and other costs as a result of modifying existing systems to be Y2K compliant. Such costs will continue to be expensed as incurred and funded through internally generated cash while costs to acquire new equipment and software will be capitalized and depreciated over their useful lives. The hardware replacements and software upgrades were principally planned to improve operating controls and implementation was not significantly accelerated. Management does not expect the incremental cost to Reunion Industries of enterprise-wide Y2K compliance to be material to its operations.

   Management recognizes that the failure of Reunion Industries or any party with which Reunion Industries conducts business to be Y2K compliant in a timely manner could have a material adverse impact on the operations of Reunion Industries. If Reunion Industries' systems were to fail because they were not Y2K compliant, Reunion Industries would incur significant costs and inefficiencies. Manual systems for manufacturing and financial control would have to be implemented and staffed. Significant customers might decide to cease doing business with Reunion Industries. Disruptions in electric power or in the delivery of materials could cause significant business interruptions. Similarly, business interruptions at significant customers could result in deferred or canceled orders.

   The dates on which Reunion Industries believes Y2K compliance will be completed are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, or that there will not be a delay in, or increased costs associated with, the implementation of Y2K compliance. Specific factors that might cause differences between the estimates and actual results include, but are not limited to, the availability and cost of personnel trained in these areas, timely responses to and corrections by third-parties and suppliers, the ability to implement interfaces between the new systems and the systems not being replaced, and similar uncertainties. Due to the general uncertainty inherent in the Y2K problem, resulting in part from the uncertainty of the Y2K readiness of third-parties, the company cannot ensure its ability to resolve problems associated with the Y2K issue that may affect its operations and business, or expose it to third-party liability in a timely and cost-effective manner.

Possible Merger With Chatwins Group and Acquisitions of King-Way and NAPTech

   On February 26, 1996, Reunion Industries announced that it had reinstituted its merger discussions with Chatwins Group, which owns approximately 38% of Reunion Industries' common stock. Reunion Industries has also had discussions regarding possible acquisitions of King-Way and of NAPTech at the same time as the Chatwins Group merger. King-Way and NAPTech are affiliates of Chatwins Group and Reunion Industries. See "Certain Relationships and Related Transactions." Reunion Industries has engaged legal and financial advisors in connection with these transactions, and has held financing discussions with prospective lenders. These transactions are subject to approval by Reunion Industries' Board of Directors and a merger with Chatwins Group is subject to approval by Reunion Industries' and Chatwins Group stockholders. If such transactions are agreed to, and requisite approvals are obtained and other conditions are satisfied, the consummation of the transactions could occur as early as the second quarter of this year. There can be no assurances that these transactions will be agreed to, or consummated.

Contingencies and Uncertainties

   On April 24, 1998, a jury in state district court in Harris County, Texas returned jury verdict findings that Bargo had a right to terminate a November 1995 stock purchase agreement with Reunion Industries and that Reunion Industries fraudulently induced Bargo into entering into the agreement. The November 1995 stock purchase agreement concerned the sale of Reunion Industries' subsidiary, REC, which operated Reunion Industries' discontinued oil and gas business. The jury recommended that an award of $5.0 million in punitive damages be assessed against Reunion Industries. In July 1998, the court entered judgment affirming the $5.0 million jury verdict and awarding approximately $3.0 million in attorneys' fees and costs. Reunion Industries maintained at trial and continues to maintain that all requirements to closing under the contract were met, and that Bargo was required to close the transaction. Reunion Industries also maintains that no evidence sufficient to support a jury finding of fraud or the related punitive damages finding was presented at trial. Reunion Industries has filed a bond which suspends execution on the judgement while Reunion Industries appeals. A formal notice of appeal has been filed and Reunion Industries intends to file its appeal in April 1999. Although management believes, based on consultation with counsel, that it is more likely than not that the judgment will be overturned on appeal, Reunion Industries has recorded an accrual for the amount of the judgment with a charge to continuing operations in 1998. Interest on the judgment at 10% has been accrued and will continue to accrue until the litigation is resolved.

   In early 1996, the State of California Franchise Tax Board initiated an audit of Reunion Industries' franchise tax returns for the years 1991, 1992 and 1993. In October 1996, Reunion Industries received a formal notice of assessment from the taxing authority in the aggregate amount of $0.7 million plus interest. Of this amount, $0.6 million results from the auditors conclusion that income from gains on sales of certain Canadian oil and gas assets in 1991 should be reclassified from nonbusiness to business income. Reunion Industries believes its classification of such income was correct, and appealed the assessment of tax. In 1996, Reunion Industries recorded a provision for approximately $0.1 million for certain other proposed adjustments. The appeal was denied, and Reunion Industries requested that the case be considered for settlement. If Reunion Industries' positions prevail on this issue, management believes that the amounts due would not exceed amounts previously paid or provided for. However, in connection with the settlement discussions, Reunion Industries accrued an additional $0.5 million in 1998, with a corresponding charge to Discontinued Operations. The total accrual of $0.6 million represents management's estimate of the minimum of the range of possible settlement outcomes.

   In connection with the sale of REC, Reunion Industries retained certain oil and gas properties in Louisiana because of litigation concerning environmental matters. Reunion Industries is in the process of environmental remediation under a plan approved by the Louisiana Office of Conservation. Reunion Industries has recorded an accrual for its proportionate share of the remaining estimated costs to remediate the site based on plans and estimates developed by the environmental consultants hired by Reunion Industries. During 1998 Reunion Industries increased this accrual by a charge of $1.2 million to discontinued operations, based on revised estimates of the remaining remediation costs. At December 31, 1998, the balance accrued for these remediation costs is approximately $1.5 million. Owners of a portion of the property have objected to Reunion Industries' proposed cleanup methodology and have filed suit to require additional procedures. Reunion Industries is contesting this litigation, and believes its proposed methodology is well within accepted industry practice for remediation efforts of a similar nature. No accrual has been made for any costs of any alternative cleanup methodology which might be imposed as a result of the litigation.

Quantitative and Qualitative Disclosures About Market Risk

   In the operation of its business, Reunion Industries has market risk exposures to foreign currency exchange rates, raw material prices and interest rates. Each of these risks and Reunion Industries' strategies to manage the exposure is discussed below.

   Reunion Industries manufactures its products in the United States and Ireland and sells products in those markets as well as in Europe. International sales were 28% of Reunion Industries' sales in 1998 and 18% in 1997. Reunion Industries' operating results could be affected by changes in foreign currency exchange rates or weak economic conditions in Europe. Reunion Industries does not actively hedge its foreign currency risk because the international operations are self-financed and the translation exposure is not considered material to Reunion Industries' financial condition, liquidity or results of operations.

   The principal raw materials used by Reunion Industries are thermoplastic polymers. These materials are available from a number of suppliers. Prices for these materials are affected by changes in market demand, and there can be no assurances that prices for these and other raw materials will not increase in the future. Reunion Industries' contracts with its customer generally provide that such price increases can be passed through to the customers.

   Reunion Industries' operating results are subject to risk from interest rate fluctuations on debt which carries variable interest rates. The variable rate debt was approximately $15 million at December 31, 1998, which is representative of balances outstanding during the year. A 0.25% change in interest rates would affect results of operations by approximately $0.04 million.

Consolidated Financial Statements

   Reunion Industries' consolidated financial statements are set forth beginning at Page F-1.

                        INFORMATION ABOUT CHATWINS GROUP

Business

 General

   Chatwins Group, through its six manufacturing divisions, designs, manufactures and markets a broad range of metal fabricated and machined industrial parts and products, primarily for sale to original equipment manufacturers in a variety of industries. Chatwins Group's principal fabricated and machined products, and the divisions that produce them, include large, seamless pressure vessels for highly pressurized gases produced by the CP Industries division ("CPI"), high quality steel and aluminum grating produced by the Klemp division ("Klemp"), industrial hydraulic and pneumatic cylinders produced by the Hanna division ("Hanna"), industrial cranes and large mill equipment produced by the Alliance Machine Company division ("Alliance"), cold-rolled steel leaf springs produced by the Steelcraft division ("Steelcraft") and high quality roll formed and structural storage racks produced by the Auto-Lok division ("Auto-Lok"). Chatwins Group also has a small oil and gas division ("Europa").

   Chatwins Group emphasizes internal development of products, enhancement of manufacturing capabilities, market development and cost control. Although its manufacturing divisions share common characteristics as basic metal fabrication concerns, Chatwins Group believes that the variety of market niches served by these divisions lessens the impact of adverse economic conditions on Chatwins Group.

 Strategy

   Chatwins Group's strategy has been the establishment of large market share positions in well established niche markets. Since 1989, Chatwins Group has consummated nine such acquisitions. Additionally, Chatwins Group has undertaken efforts to expand export and international sales by exploring the potential for increased marketing of certain products in targeted foreign countries and joint venturing with selected international partners.

 Investments

   Reunion Industries. On June 20, 1995, Chatwins Group acquired 1,450,000 shares, or approximately 38%, of the then issued and outstanding shares of common stock of Reunion Industries, and purchased 75,000 warrants to purchase shares of Reunion Industries common stock, both from unrelated parties.

   The aggregate purchase price of the common stock consisted of $5.8 million paid in cash and a $5.8 million promissory note ("Parkdale Note"). The aggregate purchase of the warrants consisted of $0.3 million paid in cash and a $0.2 million two-year promissory note ("Gesterkamp Note"). The Parkdale Note was subsequently purchased by Mr. Bradley. The Gesterkamp Note was subsequently purchased by Mr. Franklin Myers, a director of Reunion Industries. Both the Parkdale Note and Gesterkamp Note have been fully repaid by Chatwins Group in accordance with contractual terms.

   Chatwins Group investment in Reunion Industries is being accounted for under the equity method of accounting. Chatwins Group share of Reunion Industries' operating results is included in the accompanying consolidated statement of income for the years ended December 31, 1998, 1997 and 1996 as equity income
(loss) from operations of affiliate. See "Information About Chatwins Group-- Affiliate Litigation Provision" above. See also "Management's Discussion and Analysis of Results of Operations", "Certain Relationships and Related Transactions."

   CGII. Chatwins Group owns 49% of CGI Investment Corp. ("CGII"), which owned 100% of the outstanding preferred stock and fully diluted common stock of Rostone.

   Chatwins Group made three loans to CGII; $1.5 million in December 1990, $1.35 million in December 1993 and $0.3 million in February 1994. Over time, Chatwins Group had provided reserves for a substantial portion of the principal on its notes receivable from CGII and at December 31, 1997, the net carrying value of Chatwins Group investment in CGII common stock and net notes receivable was $0.6 million.

   CGII's primary assets remaining after the merger of Rostone into Oneida in February 1996 were two notes receivable, one of which was from Rostone, and a minimal amount of cash, the sum of which totaled $0.7 million at December 31, 1997. During 1998, Chatwins Group and CGII agreed that CGII's liabilities significantly exceeded its assets and it would not be able to repay its obligations to Chatwins Group. As a result, Chatwins Group agreed to exchange its notes receivable from CGII for CGII's note receivable from Rostone which, plus accrued interest, totaled $0.5 million at December 31, 1998.

   Klemp de Mexico. In 1993, Chatwins Group entered into a joint venture with a Mexican company for the purpose of manufacturing, selling and distributing metal bar grating in Mexico. This affiliate, Acervalco-Klemp, S.A. de C.V., was 49% owned by Chatwins Group. During May 1994, Chatwins Group increased its ownership in Acervalco-Klemp, S.A. de C.V., to 85% and has consolidated the results since such date. In January 1995, the subsidiary's name was changed to Klemp de Mexico.

   CFI-Klemp de Mexico--During 1996, Klemp de Mexico entered into a joint venture agreement with Consolidated Fabricators, Inc., a Massachusetts company, to form CFI-Klemp de Mexico ("CFI-Klemp"), a Mexican corporation. CFI-Klemp is in the business of metal fabrications. As Klemp de Mexico has a 50.1% interest in CFI-Klemp, CFI-Klemp is consolidated with Klemp de Mexico for financial reporting purposes.

   Shanghai Klemp. In December 1995, Chatwins Group entered into a joint venture agreement with China Metallurgical Import & Export Shanghai Company ("CMIESC") and Wanggang Township Economic Development Corporation ("Wanggang") to form Shanghai Klemp Metal Products Co. Ltd., ("Shanghai Klemp"). CMIESC is a state-owned foreign trade enterprise which trades in steel and equipment used in the manufacture of steel products. Wanggang is an independently owned, industrial development corporation focusing on economic growth in the Pudong New Area of Shanghai. As Chatwins Group has a 65% interest in Shanghai Klemp, Shanghai Klemp is consolidated for financial reporting purposes.

   Suzhou Grating Co. Ltd. In May 1998, Chatwins Group entered into a joint venture agreement with Nantong Grating Composite Materials Co. Ltd. ("Nantong") and American Grating, Inc. ("American Grating") to create a sino-foreign equity joint venture known as Suzhou Grating Co., Ltd. ("Suzhou"). Nantong is an independently owned manufacturing company organized under the laws of the PRC. American Grating is a privately held U.S. corporation incorporated in the state of California. Chatwins Group 10% investment in Suzhou is being accounted for under the cost method.

   CGI Sales. Chatwins Group also had a wholly-owned subsidiary, CGI Sales Corporation ("CGI Sales"), which is a Barbados corporation that functions as Chatwins Group's foreign sales corporation. In 1998, approximately $5.0 million of Chatwins Group sales passed-through CGI Sales. CGI Sales was dissolved during 1998.

 Individual Operating Divisions

   CPI. Founded in 1897, CPI, the former Christy Park division of USX Corporation, specializes in manufacturing large, seamless pressure vessels for the above ground storage and transportation of highly pressurized gases such as natural gas, hydrogen, nitrogen, oxygen and helium. These pressure vessels are provided to customers such as industrial gas producers and suppliers, the alternative fueled vehicle compressed natural gas fuel industry, chemical and petrochemical processing facilities, shipbuilders, NASA, public utilities and gas transportation companies.

   Klemp. Founded in 1901, Klemp is a geographically diversified manufacturer of metal grating products. Klemp manufactures quality steel and aluminum bar grating products in a variety of sizes, configurations and finishes, and also custom fabricates bar grating products for specialized applications. Klemp products are sold for use in many industrial applications where a combination of strength, light weight, access and a free flow of air, heat, water or light is desired. Its products are used in water and wastewater treatment plants, railroad tank cars, petroleum storage facilities, aircraft, mines, roads, bridge decks and general manufacturing facilities. For financial reporting purposes, operations of Klemp de Mexico and Shanghai Klemp are reported as part of the Klemp division.

   Alliance. Founded in 1901, Alliance designs, engineers and manufactures cranes used in a wide range of steel and aluminum mill applications and large special purpose cranes used in marine and aerospace applications and heavy industrial plants. Alliance also manufactures lighter duty cranes for various industrial applications, coke oven machinery and other large steel-related fabrications. In recent years, Alliance has expanded and diversified its engineering and manufacturing capabilities to offer a variety of equipment and related engineering, fabrication, maintenance and repair services.

   Hanna. Founded in 1901, Hanna designs and manufactures a broad line of hydraulic and pneumatic cylinders, actuators, accumulators and manifolds. These products are used in a wide variety of industrial and mobile machinery and equipment requiring the application of force in a controlled and repetitive process. Hanna's specialty is custom cylinders in both small quantities packaged by its distributors with valves, pumps and controls as complete fluid power systems and large quantities sold directly to equipment manufacturers.

   Steelcraft. Founded in 1972, Steelcraft manufactures and sells cold-rolled steel leaf springs. Its principal customers are manufacturers of trailers for boats, small utility vehicles and golf carts and makers of recreational vehicle and agricultural trailers.

   Europa. Chatwins Group was originally incorporated as Europa Petroleum, Inc. in 1980. The Europa division continues Chatwins Group original oil and gas business, holding interests in a small number of leases for oil and gas properties, investing in low-risk gas exploration and managing a portfolio of oil and gas participations.

   Auto-Lok. Founded in 1946, Auto-Lok manufactures high quality roll formed and structural steel fabricated storage racks for industrial and commercial handling systems and general storage applications. In addition, Auto-Lok participates on larger contracts in the sale of total material handling systems through purchasing and reselling related components such as decking and carton flow devices, and subcontracting of rack erection.

   The following represents net sales, EBITDA (as defined in Chatwins Group's Indenture), and total assets by division and subsidiary at and for the years ended December 31, 1998, 1997 and 1996 (in thousands, including notes hereto, unless otherwise indicated):

                                                              TOTAL
                                                  NET SALES EBITDA(1) ASSETS(2)
                                                  --------- --------- ---------
AT AND FOR THE YEAR ENDED DECEMBER 31, 1998:
  Alliance....................................... $ 41,982   $ 2,485  $ 18,111
  Auto-Lok.......................................   25,794     1,775    10,645
  CPI............................................   28,284     6,003    20,117
  Europa.........................................      105        62     1,106
  Hanna..........................................   34,458     5,714    17,544
  Klemp..........................................   57,003     2,627    32,439
  Steelcraft.....................................    3,960       644     1,651
                                                  --------   -------  --------
    Totals....................................... $191,586   $19,310  $101,613
                                                  ========   =======  ========
AT AND FOR THE YEAR ENDED DECEMBER 31, 1997:
  Alliance....................................... $ 43,791   $ 3,817  $ 14,872
  Auto-Lok.......................................   26,524       899    10,054
  CPI............................................   28,171     5,882    17,071
  Europa.........................................      135        29     1,326
  Hanna..........................................   33,420     4,721    15,916
  Klemp..........................................   52,501     2,952    29,545
  Steelcraft.....................................    4,378       889     1,705
                                                  --------   -------  --------
    Totals....................................... $188,920   $19,189  $ 90,489
                                                  ========   =======  ========
AT AND FOR THE YEAR ENDED DECEMBER 31, 1996:
  Alliance....................................... $ 28,091   $ 1,546  $ 12,662
  Auto-Lok.......................................   16,864      (154)    7,860
  CPI............................................   25,107     5,377    16,236
  Europa.........................................      148        94     1,433
  Hanna..........................................   29,617     3,127    15,972
  Klemp..........................................   49,643     4,012    25,115
  Steelcraft.....................................    4,010       771     1,766
                                                  --------   -------  --------
    Totals....................................... $153,480   $14,773  $ 81,044
                                                  ========   =======  ========

--------
(1) Excludes Headquarters expenses in the years ended December 31, 1998 of $2,007, December 31, 1997 of $2,398 and December 31, 1996 of $1,558. See
    "--Selected Financial Data" for operating income and a definition of EBITDA.
(2) Excludes Headquarters assets at December 31, 1998 of $15,753, at December 31, 1997 of $20,780 and December 31, 1996 of $20,286.

 General Aspects Applicable to the Chatwins Group Divisions

   Raw Materials. The major raw materials used by Chatwins Group in its fabricated and machined products manufacturing divisions include steel hot-rolled and cold-rolled bands, structural bars, stainless steel coils, welded and seamless steel tubing and pipe, steel alloy bars, steel plates, brass tubing and bars and aluminum extrusions, all of which are supplied by various domestic sources. Prices for most of these raw materials used by Chatwins Group remained relatively constant during 1998. There can be no assurance that prices for these and other raw materials used by Chatwins Group will not increase in the future.

   Competition. Most of Chatwins Group's products are sold in highly competitive markets both in the U.S. and internationally. Chatwins Group competes with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies, on the basis of price, service, quality and the ability to supply customers in a timely manner. A number of Chatwins Group's competitors have financial and other resources that are substantially greater than those of Chatwins Group. Competitive pressures or other factors could cause Chatwins Group's products to lose market share or result in significant price erosion which would have a material effect on Chatwins Group's results of operations.

   Export Sales. Chatwins Group's export sales for 1998 were approximately 6% of total sales. Export sales were primarily made in four major areas during 1998--the Far East, Mexico and South America, the United Kingdom and Canada. CPI accounted for approximately 4% of export sales during 1998, recording sales in all four areas, but primarily in Taiwan and the United Kingdom. Alliance represented almost all of the remainder, primarily in Mexico and Brazil. Hanna also had a small amount of export sales, primarily to Canada. Export sales of the remaining divisions were insignificant. Chatwins Group does not consider the domestic sales of its foreign subsidiaries as export sales.

   Backlog. Chatwins Group consolidated backlog at December 31, 1998 was approximately $49.7 million and at December 31, 1997 was approximately $63.4 million. Except for Alliance, all backlog orders at December 31, 1998 are expected to ship within a year. Due to the nature of its business, Alliance's backlog, which represented 25% and 45% of consolidated backlog at December 31, 1998 and 1997, respectively, is expected to ship within two years.

   Research and Development. Chatwins Group operates in relatively mature markets and the majority of its research and development work is related to improving the quality and performance of its existing products, meeting design requirements and specifications of its customers that require customized products and developing greater production efficiencies. To meet these objectives, Chatwins Group has engineering departments at all of its major manufacturing divisions.

   Major Customers. During 1998, no one customer accounted for more than 10% of the net sales of Chatwins Group. Individual divisions of Chatwins Group have had customers in certain calendar years that have accounted for in excess of 10% of that division's net sales. This occurs principally at CPI, Alliance, the Brooks operation of Hanna and Auto-Lok due to the large contract nature of their businesses, and commonly occurs for different customers from one year to the next.

   Patents and Trademarks. Chatwins Group owns a number of patents and trademarks that are registered in the United States Patent and Trademark Office and internationally. Chatwins Group does not believe that any of its registered trademarks or patents are material to Chatwins Group business or that such business is dependent on any trademark or patent.

   Marketing and Distribution. Chatwins Group markets and distributes its products in a variety of ways including in-house marketing and sales personnel at all of its divisions, domestic independent and manufacturer representatives, domestic and international agents and North American networks of independent distributors that specialize in a product of Chatwins Group's various divisions.

   Employees. As of December 31, 1998, Chatwins Group had a total of 1,297 people in manufacturing, sales and administrative positions. Chatwins Group believes its relations with its employees are good. However, on May 1, 1998, the employees of Chatwin Group's Klemp division in Chicago, Illinois represented by the International Association of Bridge, Structural and Ornamental Iron Workers went on strike citing differences over wage increases and other benefits. Such employees had been working under a collective bargaining agreement which expired on April 30, 1998. By a vote of the Union's membership on May 19, 1998, a new contract was ratified and the strike ended on May 22, 1998. The new contract expires on April 30, 2002.

   During late 1998 and early 1999, Chatwins Group relocated its Klemp Chicago, Illinois administrative and manufacturing operations to Libertyville, Illinois. All employees of the Chicago facility were offered their existing positions at the new location. A large percentage of the employees elected to continue employment with Chatwins Group.

   A breakdown of Chatwins Group's work force by location and function at December 31, 1998 follows.

                                                                           General and
                                                       Manufacturing     Administrative
                                                      ------------------ -----------------
Division                 Location                     Union    Non-Union Union   Non-Union Total
--------                 ---------------------------  -----    --------- -----   --------- -----
Alliance--.............. Alliance, OH                  174(5)      60                26      260
Auto-Lok--.............. Acworth, GA                              153                45      198
CPI--................... McKeesport, PA                 90(1)       7       8(2)     26      131
Hanna--................. Chicago, IL                               85                31      116
                         Milwaukee, WI                             72                10       82
Hdqtrs.--............... Pittsburgh, PA                                              19       19
Klemp--................. Oak Brook, IL                                               12       12
                         Libertyville, IL               58(3)       4                24       86
                         Orem, UT                                 106                28      134
                         Dayton, TX                                58                22       80
                         Liberty, MO                    48(4)       5                18       71
                         Dallas, TX                                11                 3       14
                         Lerma, State of Mexico (KDM)              17                30       47
Steelcraft--............ Miami, OK                                 29                 4       33
                                                       ---        ---     ---       ---    -----
Totals..................                               370        614       8       305    1,297
                                                       ===        ===     ===       ===    =====

--------
(1) United Steelworkers of America--Contract expires May 31, 2001.
(2) United Steelworkers of America--Contract expires May 31, 2001.
(3) International Association of Bridge, Structural and Ornamental Iron Workers--Contract expires April 30, 2002.
(4) International Union of Operating Engineers--Contract Expires December 8,
    2001.
(5) United Steelworkers of America--Contract expires June 14, 1999.

   Insurance. Chatwins Group maintains general liability, product liability, property, workers' compensation, and other insurance in amounts and on terms that it believes are customary for companies similarly situated.

   Environmental. Since 1988, Chatwins Group has followed procedures and maintained strict policies designed to protect the environmental welfare of its employees and the communities surrounding its various locations.

   As a part of refinancing efforts by Chatwins Group in 1990 and 1998, environmental audits were performed at Chatwins Group's various locations by independent environmental engineering companies. Recommendations contained in those audits were implemented by Chatwins Group. Each facility is monitored as part of Chatwins Group's internal environmental and hazardous materials management program. Chatwins Group has also completed a compliance program for polychlorinated biphenyls and to remove or encapsulate asbestos at all of its facilities. A policy of seeking substitutes for hazardous materials has been established and many potentially hazardous substances have been replaced by environmentally safe items. Chatwins Group employees have been trained to work properly with potentially hazardous substances and to read and understand Material Safety Data Sheets.

   As a result of these efforts, Chatwins Group believes that its business, operations and facilities are being operated in substantial compliance with applicable environmental and health and safety laws and regulations. In addition, Chatwins Group is aware of no environmental claims that have been or could be asserted against Chatwins Group, other than those claims that Chatwins Group believes have been resolved or are the subject of indemnification agreements with former owners of Chatwins Group's properties.

   In September 1988, U.S. Metalsource Corp. (Metalsource), the owner of the Ipsen facility prior to Chatwins Group, removed substantial quantities of solvent contaminated soil from the Ipsen facility to a licensed landfill.
While almost all of the contaminated soil was removed, isolated areas could not be removed due to building safety concerns. A residual groundwater contamination problem remains. Alco Standard Corporation ("Alco"), the owner of the Ipsen facility during the time when the vast majority of the contamination occurred, has agreed to perform, pay for and assume direct responsibility and liability for, and hold Chatwins Group harmless in respect of, the remediation of the remaining contamination including an ongoing groundwater remediation plan which has been approved by the Illinois Environmental Protection Agency. Concurrent with its sale of the Ipsen assets, Chatwins Group assigned to the purchaser Chatwins Group's rights to this agreement with Alco. Chatwins Group also covenanted with the purchaser to complete or cause to be completed the remediation of the remaining contamination if Alco should fail to honor its agreement. As of December 31, 1998, Chatwins Group had not received notice that Alco was not performing under the approved groundwater remediation plan.

 Recent Developments

   New Credit Facility. On October 30, 1998, Chatwins Group and NationsBank, N.A. ("NationsBank"), a national banking association, executed a financing and security agreement ("Financing Agreement") wherein NationsBank has provided Chatwins Group with a revolving credit facility ("NationsBank Facility") of up to a maximum principal amount of $40.0 million, including a letter of credit facility of up to $5.0 million.

   The NationsBank Facility includes a Special Availability Amount, as defined in the Financing Agreement, of $6.0 million. The Special Availability Amount is required to be reduced in $750,000 increments on each of February 1, May 1, August 1 and November 1 in each of the years 1999 and 2000. Once reduced, the Special Availability Amount may not be reborrowed. Availability under the NationsBank Facility is subject to a borrowing base limitation calculated as the aggregate of 85% of eligible accounts receivable plus the lesser of $15.0 million or the sum of 60% of finished goods and raw materials, 50% of supplies and stores, a percentage, determined from time to time by NationsBank, of work-in-process and the Special Availability Amount in effect at the time of the calculation, all of the above as defined in the Financing Agreement. Interest under the NationsBank Facility is determined by reference to various rates including the NationsBank prime rate, the Federal Funds rate or LIBOR, each plus an applicable margin. Chatwins Group may elect the rates upon notification to NationsBank with applicable margins ranging from zero to 0.5% when using either the NationsBank prime rate or the Federal Funds rate and from 2.0% to 2.75% when using LIBOR.

   The NationsBank Facility is secured by a lien in favor of NationsBank on Chatwins Group's accounts receivable, inventory and certain other property and accounts to the extent necessary to permit foreclosure on the accounts receivable and inventory. The Financing Agreement expires on October 31, 2001 and is renewable annually thereafter, subject to the approval of NationsBank, but not beyond October 31, 2005.

   Contemporaneously with the execution of the Financing Agreement on October 30, 1998, Chatwins Group borrowed a total of $28.9 million under the NationsBank Facility, $28.1 million of which was used to repay, in total, borrowings, interest and fees under its then existing revolving credit facility ("Congress Facility") with Congress Financial Corporation ("Congress") and $0.8 million of which was placed on deposit with Congress as cash collateral for unexpired letters of credit. Such cash collateral will be returned to Chatwins Group upon the expirations of the related letters of credit. Chatwins Group and Congress agreed to terminate the Congress Facility upon execution of the Financing Agreement. On November 2, 1998, Chatwins Group borrowed an additional $3.25 million under the NationsBank Facility to fund its semiannual interest payment on the 13% Senior Notes.

   The NationsBank Facility includes various representations, warranties and affirmative and negative covenants by Chatwins Group and provides NationsBank with certain rights and remedies including, but not limited to, acceleration, both in the event of default or subjectively, of all amounts borrowed under the NationsBank Facility.

   Exercise of Warrants. Pursuant to a Warrant Agreement dated as of May 1, 1993 (the "Warrant Agreement"), Chatwins Group issued 50,000 warrants, each of which entitles the holder thereof to purchase one share of the common stock of Chatwins Group at an exercise price of $.01 per share. The warrants were issued in a transaction pursuant to which Chatwins Group issued $50 million of 13% senior notes (Senior Notes). The warrants were not exercisable except upon the occurrence of certain trigger events as defined in the Warrant Agreement or, if no trigger event had occurred prior to May 3, 1998, upon Chatwins Group's failure to consummate a repurchase offer due to a payment blockage, both as defined in the Warrant Agreement. No trigger event had occurred through May 3, 1998 and a payment blockage existed on such date, resulting in the warrants becoming exercisable as of May 3, 1998. Consistent with the Warrant Agreement, Chatwins Group notified holders of the warrants of the existence of a payment blockage within 30 days of such date. Due to the then existing prospective merger with Reunion Industries, an affiliated company in which Chatwins Group has an approximate 38% ownership and voting interest, Chatwins Group simultaneously gave holders of the warrants a Bring Along Notice (as defined in the Warrant Agreement) notifying them that their warrants would lapse if not exercised within thirty days. The thirty-day period was subsequently extended indefinitely when the then existing prospective merger with Reunion Industries was delayed. The May 31, 1998 merger agreement with Reunion Industries was terminated by mutual agreement. Through the date of this proxy statement/ prospectus, 46,790 Warrants have been exercised at $.01 per share resulting in the issuance of 46,790 shares of Chatwins Group common stock. Remaining warrants which have not been exercised remain exercisable. See "Information About Chatwins Group--Liquidity and Capital Resources."

   Chatwins Group had previously notified its warrantholders that its registration statement on Form S-1 filed with the SEC could not be used in connection with any resale of its warrants or shares of its common stock underlying the warrants. Any transactions in Chatwins Group warrants or common stock into which the warrants are convertible continue to require compliance with Rule 144A or another exemption from the registration requirements of the Securities Act of 1933.

   Defaults Under Indenture. In May of 1998, Chatwins Group executed a joint venture agreement pursuant to which it contributed $100,000 to Suzhou Grating, Ltd., a fiberglass reinforced plastic grating manufacturer in China. The investment constitutes a default under the indenture dated as of May 1, 1993 (the "Indenture") pursuant to which Chatwins Group issued the Senior Notes.

   In May of 1998, Mr. Bradley, Chairman of the Boards of both Chatwins Group and Reunion Industries and stockholder of Chatwins Group, transferred all of his shares of Chatwins Group common stock to the Charles E. Bradley, Sr. Family Limited Partnership ("Bradley FLP") for estate planning purposes. The Bradley FLP has granted voting control over such shares to Stanwich Partners, Inc., which in turn has granted voting control over such shares to Mr. John G. Poole, a director and beneficial stockholder of Chatwins Group. Because Mr. Bradley no longer has voting control over such shares of Chatwins Group common stock, a breach has occurred under the Securities Pledge Agreement (as defined in the Indenture). Because the Securities Pledge Agreement is cross-covenanted to the Indenture, such breach created a default under the Indenture.

   The Indenture provides that neither of the aforementioned defaults will mature into an Event of Default (as defined in the Indenture) subject to the remedies therein provided, including acceleration of the Senior Notes, until State Street Bank and Trust Company, as successor trustee to the Indenture or the holders of at least twenty-five percent (25%) of the Senior Notes notify Chatwins Group of the default and the default remains unremedied for thirty
(30) days after said notice. As of the date of this proxy statement/prospectus, Chatwins Group had not received notice from either the trustee or any Senior Note holders. In the event notice is received, Chatwins Group currently has agreements in place that it believes would remedy each such default within the 30 day remedy period. However, there can be no assurance that an Event of Default will not result from these defaults.

   Purchase Offer. In connection with the acquisition of the Reunion Industries common stock, on June 20, 1995, Chatwins Group and the Trustee agreed to a first supplemental indenture and waiver of covenants of the Indenture under which the Senior Notes are issued. Pursuant to this supplemental indenture, the Company agreed to offer to purchase $25.0 of million Senior Notes (representing 50% of the originally issued principal amount of the Senior Notes) from Senior Notes holders on each of June 1, 1999 and 2000 at an amount equal to 100% of the aggregate outstanding principal amount thereof, plus unpaid interest to the purchase date. Chatwins Group has classified the maximum potential principal amount of the first purchase offer as current maturities of long-term debt in its consolidated balance sheet at December 31, 1998 included herein. Chatwins Group failure to fulfill its obligations under this purchase offer would constitute a failure to pay principal under the Indenture and result in an Event of Default. An Event of Default due to a failure to pay principal would, pursuant to the Securities Pledge Agreement, result in a Realization Event causing the immediate vesting in the Collateral Agent of the voting rights of approximately 43% of Chatwins Group common stock subject to the pledge under the Securities Pledge Agreement, as well as the immediate vesting of all rights to receive dividends and distributions with respect to the pledged shares of common stock. In addition, upon an Event of Default, the Trustee or the holders of at least 25% of the Senior Notes may, by written notice to Chatwins Group, declare an acceleration of the Senior Notes. In the event the possible merger with Reunion occurs, Chatwins Group intends to redeem all of the Senior Notes. Because there can be no assurances that the possible merger and refinancing transaction will occur, or that they will occur before the June 1, 1999 repurchase date, Chatwins Group has obtained a commitment from a national financial institution that, pursuant to certain actions, it will fund Chatwins Group's obligation to purchase Senior Notes, if any, on the June 1, 1999 purchase date should Chatwins Group's then available liquidity be insufficient to do so. As of the date of this report, no reasonable estimate exists as to the amount of Senior Notes which Chatwins Group may be required to purchase, if any, on the June 1, 1999 offer date. Absent the refinancing contemplated by the possible merger with Reunion Industries or the funding contemplated by the commitment, there can be no assurances that a Realization Event or Event of Default will not occur. See "--Possible Merger With Reunion and Reunion Acquisitions of King-Way and NAPTech", "Liquidity and Capital Resources" and "Factors Potentially Affecting Future Liquidity."

   Chicago Plant Strike. On May 1, 1998, approximately 75 employees of Chatwins Group's Klemp division in Chicago, IL represented by the International Association of Bridge, Structural and Ornamental Iron Workers went on strike citing differences over wage increases and other benefits. Such employees had been working under a collective bargaining agreement which expired on April 30, 1998. By a vote of this union's membership on May 19, 1998, a new contract was ratified and the strike ended on May 22, 1998. The new contract expires on April 30, 2002. This strike adversely affected the second quarter of 1998 results of operations of Chatwins Group's Klemp division. See "Results of Operations."

   Affiliate Litigation Provision. As previously reported by Reunion Industries, on April 24, 1998, a jury in state district court in Harris County, Texas returned jury verdict findings against Reunion Industries related to a November 1995 contract for the sale of all outstanding shares of capital stock of Reunion Industries' wholly owned oil and gas subsidiary to Bargo Energy Company ("Bargo"). The jury found that Bargo had a right to terminate the November 1995 stock purchase agreement with Reunion Industries and that Reunion fraudulently induced Bargo into entering into the agreement. In July 1998, the court entered judgment affirming the $5.0 million punitive damages jury verdict and awarded approximately $3.0 million in attorneys' fees and costs. Reunion Industries maintained at trial and continues to maintain that all requirements to closing under the contract were met, and that Bargo was required to close the transaction. Reunion Industries' management continues to maintain that no evidence sufficient to support a jury finding of fraud or related punitive damages was presented at trial. Reunion Industries has filed a bond which suspends execution on the judgment while it appeals. Reunion Industries has filed a formal notice of appeal and intends to file its appeal as soon as possible. However, Reunion Industries' management has informed Chatwins Group that although it believes, based on consultation with counsel, that it is more likely than not that the judgment will be overturned on appeal, Reunion Industries has recorded an accrual of $8.8 million for the amount of the judgment by a charge to its continuing operations for the second quarter of 1998 in accordance with generally accepted accounting principles. Chatwins Group's results of operations for the second quarter of and year ended December 31, 1998 and the carrying value of Chatwins Group investment in Reunion common stock on the equity method of accounting were adversely affected by this action. Reunion Industries has indicated that, if the judgment is not overturned on appeal, and the possible merger with Chatwins Group and related refinancing do not occur, Reunion Industries would be obligated to seek alternative funding sources, possibly including a sale of assets. See "Information About Chatwins Group--Management's Discussion of Financial Condition and Results of Operations--Results of Operations."

   King-Way. On November 3, 1997, Stanwich Acquisition Corporation acquired the King-Way Material Handling Company business ("King-Way") from the Kingston-Warren Corporation for a purchase price of $18.1 million. Stanwich Acquisition is a privately-held company whose common stock is owned 42.5% by Mr. Bradley, 42.5% by Mr. Kimball J. Bradley (Senior Vice President and stockholder of Chatwins Group and son of Mr. Bradley) and 15% by Mr. Richard L. Evans, Executive Vice President, Chief Financial Officer and Secretary of Reunion Industries. Similar to Auto-Lok, King-Way is in the business of producing industrial and commercial storage racks and materials handling systems.

   At the time King-Way was available for purchase, Chatwins Group's management was desirous of acquiring King-Way as a strategic acquisition by its Auto-Lok division as King-Way's computerized systems were thought to be an important line extension to Auto-Lok's more traditional storage and materials handling systems. Chatwins Group's was not, however, able to consummate the acquisition because of restrictions under its existing financing documents. Mr. Bradley therefore organized and capitalized Stanwich Acquisition to acquire and hold King-Way until such time as it could be acquired by Chatwins Group.

   Because King-Way had been operating as a division of Kingston-Warren Corporation, it was necessary to establish King-Way's business in new facilities with appropriate overhead support. Meanwhile, Auto-Lok possessed surplus floor space, production workforce, administrative organization and equipment that could be utilized to continue King-Way's operations. Accordingly, Stanwich Acquisition and Auto-Lok entered into a service agreement pursuant to which King-Way would utilize Auto-Lok's surplus capacity in exchange for fees approximately equal to Auto-Lok's costs of providing the surplus capacity plus a right of first negotiation to acquire King-Way from Stanwich Acquisition. This right of first negotiation has since expired. The integration of King-Way's business into Auto-Lok's facility took place primarily during the second quarter of 1998. Through December 31, 1998, costs totaling $1,298,631 have been charged to King-Way under this agreement. At December 31, 1998, Chatwins Group had receivables totaling $780,000 from King-Way. See "Certain Relationships and Related Transactions--King-Way Service Agreement."

   NAPTech. On August 25, 1998, NPS Acquisition Corp. ("NPSAC") acquired NAPTech from the Shaw Group for a purchase price of $8.4 million. NPSAC is wholly owned by Mr. Bradley. Like Chatwins Group's CPI division, NAPTech manufactures steel seamless pressure vessels. At the time NAPTech was available for purchase, Chatwins Group's management wanted to acquire it as a strategic acquisition by its CPI division. Chatwins Group was not, however, able to consummate the acquisition because of restrictions under its existing financing documents. Mr. Bradley therefore organized and capitalized NPSAC to acquire and hold NAPTech until such time as it could be acquired by Chatwins Group.

   In August 1998, CPI and NPSAC entered into a services agreement pursuant to which CPI would provide certain administrative services to NAPTech for cash fees which approximate $29,000 per month. The NAPTech services agreement is for one year and may be renewed annually upon agreement by both Chatwins Group and NAPTech. On August 25, 1998 Chatwins Group purchased from NAPTech $1.0 million of inventory usable by its CPI division in its normal course of business. At December 31, 1998, Chatwins Group had receivables totaling $148,000 from NAPTech.

Properties

   Chatwins Group has a total of 89.7 acres and 1,776,705 square feet being used for ongoing operations throughout the United States, China and Mexico. Except Klemp's headquarters in Oak Brook, Illinois, CPI's sales office in Beijing, China, Klemp de Mexico's sales offices as discussed below, and Chatwins Group's corporate headquarters in Pittsburgh, Pennsylvania, which is administrative, all locations are both manufacturing and administrative facilities:

                                             Square                    Expiration
Division        Location                      Feet   Land Acres Title     Date
--------        --------                     ------- ---------- ------ ----------
CPI...........  McKeesport, PA               602,772    37.0     Owned       --
                Beijing, China                   808     --     Leased  10/31/00
Klemp.........  Oak Brook, IL                  4,871     --     Leased  04/30/02
                Libertyville, IL             149,200     --     Leased  12/31/13
                Orem, UT                      90,000     5.0     Owned       --
                Dayton, TX                    41,250     7.8     Owned       --
                Dallas, TX                    21,600     --     Leased  01/31/02
                Liberty, MO                   55,551     5.7     Owned       --
                Lerma, State of Mexico (KDM)  25,000     --     Leased  03/20/02
Alliance......  Alliance, OH                 383,865    14.8     Owned       --
Hanna.........  Chicago, IL                   85,283     2.7     Owned       --
                Milwaukee, WI                 48,000     3.2     Owned       --
Steelcraft....  Miami, OK                     39,120    13.5     Owned       --
Headquarters..  Pittsburgh, PA                 6,485     --     Leased  08/31/01
Auto-Lok......  Acworth, GA                  222,900     --     Leased  03/12/08

   In addition to the above facilities, Klemp de Mexico has sales offices rented under informal arrangements throughout Mexico in the cities of Coatzacoalcos, Guadalajara, Mexico City, Monterey, Tampico and Villahermosa.

   Hanna's location in Milwaukee, Wisconsin includes two buildings; one of approximately 41,000 square feet and the other of approximately 7,000 square feet. During 1998, Chatwins Group undertook a project to expand the smaller building by 20,000 square feet as the result of a sole-source supply agreement for double welded hydraulic cylinders executed with one of Brooks' major customers located in Horicon, Wisconsin. See "Information About Chatwins Group--Individual Operating Divisions--Hanna."

   In October 1998, Chatwins Group entered into a lease agreement for a manufacturing and administrative facility located in Libertyville, Illinois and, beginning in late 1998 and early 1999, relocated its Klemp Chicago, Illinois manufacturing and administrative operations to Libertyville, Illinois. The new facility has a total of 149,200 square feet of space and includes options for more square footage, if needed. The sale of its Klemp Chicago, Illinois facility is under a contract of sale which is scheduled to close in the second quarter of 1999. The Atlanta location of Chatwins Group's Klemp division was closed during 1998.

   Chatwins Group believes that all of its facilities have been in operation for a sufficient period of time to demonstrate their suitability for their individual purposes. The production capacities of Chatwins Group's facilities, subject to the completion of the expansion of Hanna's Milwaukee, Wisconsin facility and relocation of Klemp's Chicago operations, both discussed above, are believed by Chatwins Group to be sufficient for Chatwins Group's anticipated future needs.

   In addition to the property listed above, Chatwins Group owns 92.7 acres of idle farm land adjacent to its former Ipsen facility, in Boone County, Illinois, which were retained by Chatwins Group after the Ipsen sale.

Legal Proceedings

   In June 1993, the U.S. Customs Service ("Customs") made a demand on Chatwins Group's former industrial rubber distribution division for $612,948.30 in marking duties pursuant to 19 U.S.C. Sec. 1592. The duties are claimed on importations of "unmarked" hose products from 1982 to 1986. Following Chatwins Group's initial response raising various arguments in defense, including expired statute of limitations. Customs responded in January 1997 by reducing its demand to $370,968.00 and reiterating that demand in October 1997. Should the claim not be resolved, Customs threatens suit in the International Court of Claims. Chatwins Group continues to believe that, based on consultation with counsel, there are facts which raise a number of procedural and substantive defenses to this claim, which will be vigorously defended. There is no applicable insurance coverage.

   In addition to the aforementioned Customs claim, Chatwins Group is involved in other various legal proceedings and product liability claims and believes that none of these individually or in the aggregate will have a material effect on the financial condition or results of operations of Chatwins Group.

Selected Financial Data of Chatwins Group

                       SELECTED HISTORICAL FINANCIAL DATA
                     (in thousands, including notes hereto,
               except for share and per share amounts and ratios)

                                        Year Ended December 31,
                              ------------------------------------------------
                                1998      1997      1996      1995      1994
                              --------  --------  --------  --------  --------
Earnings Data(1):
Net sales...................  $191,586  $188,920  $153,480  $183,408  $154,710
Cost of sales...............   154,980   153,394   123,722   146,698   125,135
                              --------  --------  --------  --------  --------
Gross profit................    36,606    35,526    29,758    36,710    29,575
Selling, general and
 administrative expenses....    23,217    22,283    19,899    21,169    19,653
Other (income) expense,
 net........................       629       436       275       407      (176)
Minority interests..........       (57)     (141)      --        --        --
                              --------  --------  --------  --------  --------
Operating profit............    12,817    12,948     9,584    15,134    10,098
Interest expense, net(2)....    10,099     9,776     9,559     9,800     8,567
                              --------  --------  --------  --------  --------
Income before income taxes
 from continuing
 operations.................     2,718     3,172        25     5,334     1,531
Provision for income
 taxes(3)...................     1,083       851         8       909       276
                              --------  --------  --------  --------  --------
Income from continuing
 operations.................  $  1,635    $2,321  $     17  $  4,425  $  1,255
                              ========  ========  ========  ========  ========
Income (loss) from
 continuing operations
 applicable to common
 stock(4)...................  $  1,179  $  1,865  $   (439) $  3,969      $805
                              ========  ========  ========  ========  ========
Average equivalent common
 shares outstanding(10).....   292,887   292,887   292,887   292,887   293,242
                              ========  ========  ========  ========  ========
Income (loss) from
 continuing operations per
 common share(10)...........  $   4.03  $   6.37  $  (1.49) $  13.55  $   2.74
                              ========  ========  ========  ========  ========
Ratio of earnings to fixed
 charges....................     1.25x     1.30x     1.00x     1.52x     1.16x
                              ========  ========  ========  ========  ========
Operating and Other Data:
EBITDA(5)...................  $ 17,303  $ 16,791  $ 13,215  $ 18,619  $ 12,546
                              ========  ========  ========  ========  ========
Cash flow from (used in)
 operating activities.......    (3,094)    3,616     3,761     2,472    (1,432)
                              ========  ========  ========  ========  ========
Cash flow from (used in)
 investing activities.......    (5,195)  (5,044)    (1,190)  (6,866)    (4,321)
                              ========  ========  ========  ========  ========
Cash flow from (used in)
 financing activities.......     7,896     1,806    (2,303)    4,725     5,271
                              ========  ========  ========  ========  ========
Depreciation and
 amortization(6)............     4,486     3,843     3,631     3,974     3,900
                              ========  ========  ========  ========  ========
Capital expenditures........     5,095     5,044     4,704     4,852     5,085
                              ========  ========  ========  ========  ========
Ratio of EBITDA to interest
 expense(5).................     1.84x     1.82x     1.48x     2.02x     1.54x
                              ========  ========  ========  ========  ========
                                            At December 31,
                              ------------------------------------------------
                                1998      1997      1996      1995      1994
                              --------  --------  --------  --------  --------
Balance Sheet Data:
Working capital(9)..........  $ 32,627  $ 28,280  $ 25,042  $ 24,786  $ 22,804
                              ========  ========  ========  ========  ========
Total assets................   117,366   111,269   101,330   106,290    94,491
                              ========  ========  ========  ========  ========
Total long-term debt(8).....    50,699    50,723    50,746    50,770    51,646
                              ========  ========  ========  ========  ========
Redeemable preferred stock..     8,482     8,026     7,570     7,114     6,658
                              ========  ========  ========  ========  ========
Stockholders' equity(7).....    (9,948)   (7,551)   (9,354)   (8,190)  (11,608)
                              ========  ========  ========  ========  ========

--------
 (1) Chatwins Group holds a minority voting interest in Reunion Industries which it accounts for under the equity method. On September 14, 1995, Chatwins Group sold Oneida to Reunion Industries. Such transaction was treated as the disposal of a portion of a line of business with Oneida's historical operating results and resulting gain on sale classified within continuing operations through September 14, 1995.
 (2) Includes amortization of debt issuance expenses of the following amounts for the following years: 1998: $671; 1997: $550; 1996: $632; 1995: $564 and 1994: $444.
 (3) See Note 17 to the consolidated financial statements of Chatwins Group for the year ended December 31, 1998. Due primarily to the use of net operating loss carryforwards, Chatwins Group's actual cash payments, net of refunds, relating to state and federal income taxes for the years ended December 31, 1994 through December 31, 1997 have been approximately $533, $20, $53 and $205, respectively. In 1998, Chatwins Group had a net refund of $139.
 (4) In determining income (loss) from continuing operations applicable to common stock, income from continuing operations is reduced by accretions of dividends on preferred stock as follows: 1998: $456; 1997: $456; 1996:
     $456; 1995: $456 and 1994: $450.
 (5) EBITDA is calculated as follows:

                                       1998    1997    1996    1995     1994
                                      ------- ------- ------- -------  -------
Income from continuing operations.... $ 2,718 $ 3,172 $    25 $ 5,334  $ 1,531
Interest expense, net(2).............  10,099   9,776   9,559   9,800    8,567
Depreciation and amortization(6).....   4,486   3,843   3,631   3,974    3,900
Gain on sale of business.............     --      --      --   (1,190)  (1,452)
Loss on notes receivable.............     --      --      --      701      --
                                      ------- ------- ------- -------  -------
  EBITDA............................. $17,303 $16,791 $13,215 $18,619  $12,546
                                      ======= ======= ======= =======  =======

Chatwins Group has included EBITDA and the ratio of EBITDA to interest expense in the Selected Historical Financial Data due to the close relationship of these line items to Chatwins Group's financial covenants benefiting the Senior Notes.

 (6) Excludes amortization of debt issuance expenses. See footnote (2) above.
 (7) Stockholders' equity has been reduced by accretions for redemption value of and dividends on preferred stock of $14.5 million through 1998.
 (8) Excludes borrowings under revolving credit facilities and includes current maturities of Senior Notes.
 (9) Represents current assets less current liabilities excluding borrowings under revolving credit facilities and current maturities of Senior Notes.
(10) includes the dilutive effect of the Warrants.

Management's Discussion of Financial Condition and Results of Operations of Chatwins Group

 Results of Operations -- 1998 Compared to 1997

   Net sales for 1998 totaled $191.6 million, compared to $188.9 million for 1997. Sales for 1998 increased $2.7 million, or 2%. The increase in sales was primarily at Klemp and Hanna, partially offset by decreases or flat revenues at the remaining divisions. Klemp's sales, including its international entities, increased $4.5 million and Hanna's sales increased $1.0 million. Sales decreased $1.8 million at Alliance, $0.7 million at Auto-Lok and $0.4 million at Steelcraft. CPI reported flat revenues in 1998 compared to 1997. The increase in sales at Klemp reflects an improving domestic market trend over the softening in its markets which began in 1996 and continued through much of 1997 and the ramp-up in operations at Shanghai Klemp which had an increase in sales of $1.8 million. Additionally, Klemp de Mexico's sales increased $1.0 million. The increase in sales at Hanna in 1998 compared to 1997 occurred in the fourth quarter of 1998 and was the result of a series of large shipments to one of Hanna's largest customers. The decrease in sales at Alliance was primarily due to a slight decrease in the level of material inputs to large projects during 1998 compared to 1997. Decreases at Auto-Lok and Steelcraft were general in nature and management believes not indicative of adverse trends.

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

   Gross profit for 1998 was $36.6 million, a 3% increase compared to $35.5 million for 1997. Gross profit margin was 19.1% in 1998, compared to 18.8% in 1997. Gross profit during 1998 compared to 1997 improved $1.1 million at Hanna, $0.8 million at Auto-Lok, $0.5 million at CPI and $0.3 million at Klemp, all of which was at the foreign subsidiaries primarily due to increases in their volumes. These gross profit improvements were partially offset by decreases of $1.3 million at Alliance and $0.2 million at Steelcraft. Gross profit margin was also up at Hanna, Auto-Lok and CPI, but down at Klemp, Alliance and Steelcraft. The increase in gross profit and margin at Hanna was primarily due to the efficiencies of increased volume and a shift in product mix towards its industrial cylinder line, which has higher margin products than its mobile cylinder line. Although Auto-Lok's overall volume decreased in 1998 compared to 1997, the increase in gross profit and margin at Auto-Lok was primarily due to the efficiencies of a higher operating level at Auto-Lok's facility due to the ability to absorb fixed and semi-variable overhead costs by the integration of King-Way's operations. See "Information About Chatwins Group--Recent Developments--King-Way." Although Klemp's overall domestic volume increased in 1998 compared to 1997, domestic gross profit and margin were down primarily due to inefficiencies caused by the relocation during the fourth quarter of 1998 of its Chicago operations to Libertyville, Illinois and the three week strike at its Chicago plant and the resulting inability to absorb fixed costs. See "Recent Developments--Chicago Plant Strike." CPI's profits and margin both improved in 1998 compared to 1997 due to a higher margin product mix while Alliance's profits and margin were negatively impacted by cost overruns on a large project. The decrease in Steelcraft's profits and margin were directly related to the decrease in volume in 1998 compared to 1997.

   Selling, general and administrative ("SGA") expenses for 1998 were $23.2 million, compared to $22.3 million for 1997, an increase of $0.9 million. SGA expenses as a percentage of sales increased to 12.1% for 1998 compared to 11.8% in 1997. The increase in SGA and SGA as a percentage of sales occurred during the first half of 1998 and was due to an overall increase in administrative spending at certain significant divisions due to increased domestic and international marketing efforts.

   There was other expense in 1998 of $0.6 million, compared to other expense of $0.4 million for 1997, a net increase of $0.2 million. Other than foreign currency translation loss of $150,000 in 1998, there were no individually significant or offsetting items in either 1998 or 1997. See "--Quantitative and Qualitative Disclosures About Market Risk."

   Minority interests of approximately $0.1 million in both 1998 and 1997 represent results during 1998 and 1997 allocated to the minority ownerships of Chatwins Group's CFI-Klemp and Shanghai Klemp joint ventures. Minority interests are calculated based on the percentage of minority ownership.

   Interest expense, net, for 1998 was $10.1 million, compared to $9.8 million for 1997, an increase of $0.3 million. In general, average borrowing levels under Chatwins Group's revolving credit facilities increased during 1998 when compared to 1997 as a result of an increase in net working capital (defined as receivables and inventories less trade payables).

   There was a tax provision of $1.1 million in 1998, compared to $0.9 million in 1997, an increase of $0.2 million. The increase in the tax provision for 1998 compared to 1997 was primarily due to a $0.3 million reduction in the valuation allowance for deferred tax assets during 1997 compared to no change in the valuation allowance during 1998.

   Chatwins Group's investment in Reunion Industries is being accounted for under the equity method of accounting. Chatwins Group's results of operation for 1998 and the carrying value of Chatwins Group's investment in Reunion common stock on the equity method of accounting were adversely affected by Reunion Industries' results of operation for 1998, which included an $8.8 million charge to continuing operations resulting from an adverse litigation judgment entered against Reunion Industries (see "Information About Chatwins Group--Recent Developments--Affiliate Litigation Provision") and a $1.7 million charge to discontinued operations related to environmental remediation costs for certain Louisiana oil and gas properties it owns. The equity losses from continuing operations of affiliate of $2.7 million in 1998 and $0.2 million in

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1997 represent Chatwins Group's shares of Reunion Industries' results from continuing operations for each period. The equity loss from discontinued operations of affiliate of $0.4 million in 1998 and equity income from discontinued operations of affiliate $0.2 million in 1997 represent Chatwins Group's share of Reunion Industries' results from discontinued operations.

 Results of Operations--1997 compared to 1996

   Net sales for 1997 totaled $188.9 million, compared to $153.5 million for 1996, increasing $35.4 million, or 23%. Sales increased at all divisions of Chatwins Group. Sales increased $15.7 million at Alliance, $9.6 million at Auto-Lok, $3.8 million at Hanna, $3.1 million at CPI, $2.8 million at Klemp and $0.4 million at Steelcraft. Included in Klemp's sales increase was $0.6 million at Shanghai Klemp and $0.4 million at Klemp de Mexico. The increase in sales at CPI was primarily due to an increase in orders from and shipments to one of CPI's largest domestic customers. The increases at Auto-Lok and Hanna are primarily due to a general increase in demand for their products, which has resulted in higher levels of orders and shipments. The increase in sales at Alliance is primarily due to a significant increase in orders associated with the steel industry that began in the fourth quarter of 1996 and continued into 1997. The sales increase at Klemp was achieved in the fourth quarter of 1997 reflecting an improving market trend over the softening market that began in 1996.

   Gross profit for 1997 was $35.5 million, compared to $29.8 million for 1996. Gross profit for 1997 increased $5.8 million, or 19%. Gross profit margin was 18.8% in 1997, compared to 19.4% in 1996. Gross profit during 1997 compared to 1996 improved at all divisions of Chatwins Group except for Klemp. Excluding Klemp, the increases in gross profit were due to higher volumes in 1997 while Klemp's gross profit was negatively affected by competitive pricing pressures in the markets it serves, primarily the Midwest, and non-cash charges to 1997 and 1996 earnings for provisions for losses on inventories. Gross profit margin improved significantly at Hanna due to the efficiencies of increased volume and cost savings programs and, except for Klemp, increased at Chatwins Group's other divisions, all related to volume increases as well. Profit margin at Klemp was negatively affected by competitive pricing pressures in the markets it serves, primarily the Midwest, and the non-cash inventory charge discussed above.

   SGA expenses for 1997 were $22.3 million, compared to $19.9 million for 1996. However, SGA expenses as a percentage of sales decreased to 11.8% for 1997 compared to 13.0% in 1996. The decrease in SGA expenses as a percentage of sales was primarily due to the 23% increase in sales while SGA expenses increased only 12% as a result of the fixed and semi-variable nature of certain expenses.

   Other expense for 1997 was $0.4 million compared to $0.3 million in 1996. There were no individually significant or offsetting items in either 1997 or 1996.

   Minority interests of $0.1 million represent losses during 1997 allocated to the minority ownerships of Chatwins Group's CFI-Klemp de Mexico and Shanghai Klemp joint ventures. Minority interests are calculated based on the percentage of minority ownership.

   Interest expense, net, for 1997 was $9.8 million, compared to almost $9.6 million for 1996. A slightly higher level of interest expense under the Congress Facility in 1997 compared to 1996 was offset by a lower level of interest expense on related party indebtedness. The increase in interest expense on Chatwins Group's revolving credit facility was due to a .25% increase in the prime lending rate (as defined) and a higher level of average borrowings. The decrease in interest expense on related party indebtedness was due to the full repayments of the Parkdale Note and Gesterkamp Note during the first half of 1997.

   There was a tax provision of $0.9 million in 1997 compared to less than $0.1 million in 1996. The increase in the provision for income taxes was due to the increase in pre-tax earnings, partially offset by the $360,000 reduction in the valuation allowance for deferred tax assets.

   Chatwins Group's investment in Reunion Industries is being accounted for under the equity method of accounting.

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   The equity losses from continuing operations of affiliate of $0.2 million in
1997 and $0.5 million in 1996 represent Chatwins Group's shares of Reunion Industries' results from continuing operations for each period.

   The equity income from discontinued operations of affiliate of $0.2 million in 1997 and $0.1 million in 1996 represent Chatwins Group's shares of Reunion Industries' results from discontinued operations.

   The classification of Mexico as a highly-inflationary economy effective January 1, 1997 pursuant to paragraph 11 of SFAS No. 52, "Foreign Currency Translation" had an insignificant impact on Chatwins Group's results of operations for 1997.

 Liquidity and Capital Resources

   General. Except for its foreign subsidiaries, Chatwins Group manages its liquidity as a consolidated enterprise. The operating divisions of Chatwins Group carry minimal cash balances. Cash generated from the divisions' operating activities generally is used to repay borrowings under revolving credit arrangements, as well as other uses (e.g. corporate headquarters expenses, debt service, capital expenditures, etc.). Conversely, cash required for the divisions' operating activities generally is provided from funds available under the same revolving credit arrangements. Chatwins Group's foreign subsidiaries are self-sustaining and operate almost exclusively within the countries in which they are located. Their cash flows are devoted to and obligations paid by their own operations. Chatwins Group does not provide funds to the foreign operations nor does Chatwins Group guarantee any foreign indebtedness.

   Although Chatwins Group operates in relatively mature markets, it intends to continue to invest in and grow its businesses through selected capital expenditures as cash generation permits. Management believes that all required principal and interest payments, as well as capital expenditures, will be met by cash flows from operations and/or borrowings under the NationsBank Facility or other financing or refinancing arrangements, if necessary.

   On October 30, 1998, Chatwins Group and NationsBank executed the Financing Agreement wherein NationsBank provided Chatwins Group with the NationsBank Facility of up to a maximum principal amount of $40.0 million, including a letter of credit facility of up to $5.0 million.

   The NationsBank Facility includes a Special Availability Amount, as defined in the Financing Agreement, of $6.0 million. The Special Availability Amount is required to be reduced in $750,000 increments on each of February 1, May 1, August 1 and November 1 in each of the years 1999 and 2000. Once reduced, the Special Availability Amount may not be reborrowed. Availability under the NationsBank Facility is subject to a borrowing base limitation calculated as the aggregate of 85% of eligible accounts receivable plus the lesser of $15.0 million or the sum of 60% of finished goods and raw materials, 50% of supplies and stores, a percentage, determined from time to time by NationsBank, of work-in-process and the Special Availability Amount in effect at the time of the calculation, all of the above as defined in the Financing Agreement. Interest under the NationsBank Facility is determined by reference to various rates including the NationsBank prime rate, the Federal Funds rate or LIBOR, each plus an applicable margin. Chatwins Group may elect the rates upon notification to NationsBank with applicable margins ranging from zero to 0.5% when using either the NationsBank prime rate or the Federal Funds rate and from 2.0% to 2.75% when using LIBOR.

   The NationsBank Facility is secured by a lien in favor of NationsBank on Chatwins Group's accounts receivable, inventory and certain other property and accounts to the extent necessary to permit foreclosure on the accounts receivable and inventory. The Financing Agreement expires on October 31, 2001 and is renewable annually thereafter, subject to the approval of NationsBank, but not beyond October 31, 2005.

   Contemporaneously with the execution of the Financing Agreement on October 30, 1998, Chatwins Group borrowed a total of $28.9 million under the NationsBank Facility, $28.1 million of which was used to repay, in

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total, borrowings, interest and fees under the Congress Facility and $0.8 million of which was placed on deposit with Congress as cash collateral for unexpired letters of credit. Such cash collateral will be returned to Chatwins Group upon the expirations of the related letters of credit. Chatwins Group and Congress agreed to terminate the Congress Facility upon execution of the Financing Agreement. On November 2, 1998, Chatwins Group borrowed an additional $3.25 million under the NationsBank Facility to fund its semiannual interest payment on the Senior Notes.

   The NationsBank Facility includes various representations, warranties and affirmative and negative covenants by Chatwins Group and provides NationsBank with certain rights and remedies in the event of any defaults including, but not limited to, acceleration of all amounts borrowed under the NationsBank Facility. Financial covenants in the NationsBank Facility include an adjusted earnings before interest, taxes, depreciation and amortization ("NationsBank EBITDA") to fixed charge coverage ratio and an indebtedness to cash flow ratio, calculations of which are defined in the Financing Agreement. Generally all amounts for calculation of the ratios are derived from domestic operations and NationsBank EBITDA is adjusted for domestic capital expenditures. Beginning on December 31, 1998, these covenants require Chatwins Group to maintain a rolling twelve-month minimum adjusted NationsBank EBITDA to fixed charge coverage ratio of 1.2:1 and a maximum indebtedness to cash flow ratio of 5.0:1. At December 31, 1998 such ratios were 1.3:1 and 4.9:1, respectively, and complied with the Financing Agreement. Chatwins Group was also in compliance with all other representations, warranties and covenants at December 31, 1998. Borrowings outstanding under the NationsBank Facility at December 31, 1998 totaled $34.0 million and the weighted average rate for borrowing was 7.5%.

   Prior to the NationsBank Facility Chatwins Group had the $28.0 million Congress Facility. On April 28, 1998, the Congress Facility was amended to provide a temporary increase in the maximum available credit to $30.0 million from $28.0 million and a temporary $3.0 million overadvance availability. The proceeds from this $3.0 million overadvance were used for various purposes, including Chatwins Group's May 1, 1998 $3.25 million interest payment on its Senior Notes. Additionally, as part of this amendment, the expiration date of the Congress Facility was extended to August 31, 1998. On August 18, 1998, the Congress Facility was further amended to extend the Maximum available credit temporary increase period and further extend the expiration date of the Congress Facility to October 31, 1998. Effective with the execution of the Financing Agreement with NationsBank and the repayment of all borrowings, interest and fees under the Congress Facility, effective October 30, 1998, Chatwins Group and Congress agreed to terminate the Congress Facility.

   Borrowings under the Congress Facility bore interest at an annual rate of the Philadelphia National Bank Prime Rate plus 1.5% which, at the time of its termination, was 10.0%. The facility also contained an unused line fee of 0.5% and a $5,000 monthly servicing fee.

   At December 31, 1998, Chatwins Group had net operating loss carryforwards for tax return reporting purposes of approximately $5.8 million, of which $1.4 million expires in 2008, $1.2 million expires in 2011 and $3.2 million expires in 2018. The availability of these carryforwards may be subject to limitations imposed by the Internal Revenue Code. A U.S. federal corporate income tax return examination has been completed for Chatwins Group's the Company's 1995 tax year. Chatwins Group believes adequate provisions for income taxes have been recorded for all years.

   SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Chatwins Group periodically reviews the adequacy of the valuation allowance as a result of changes in its profitability and other factors. Based on reviews during 1997, Chatwins Group reduced the valuation allowance by $0.3 million in 1997. The valuation allowance was not changed during 1998.

   Operating Activities. Operating activities used $3.1 million of cash during 1998, compared to cash provided of $3.6 million in 1997, a decrease of $6.7 million. Cash generated from earnings before depreciation,

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amortization and equity in net loss of affiliate was almost the same in 1998 and 1997. A decrease of $0.7 million in cash used during 1998 compared to 1997 as the result of changes in net working capital (defined as receivables, inventories and trade payables for cash flow purposes) was more than offset by a use of cash of $6.1 million from net changes in other assets and liabilities in 1998 compared to cash used of $0.7 million in 1997. The increase in cash used in 1998 from net changes in other assets and liabilities in 1998 was the result of an increase in prepaid expenses and deferred taxes and reductions of liabilities, primarily at Chatwins Group's headquarters.

   Operating activities provided $3.6 million of cash during 1997, compared to cash provided of $3.5 million in 1996, an increase of $0.1 million. An increase in income before depreciation, amortization and provision for losses on inventories of $2.6 million in 1997 compared to 1996 and a net increase in cash provided of $2.7 million from changes in other assets and liabilities, primarily from an increase in other current liabilities, were more than offset by an increase of $5.2 million in cash used during 1997 compared to 1996 to fund increases in net working capital (defined as receivables, inventories and trade payables for cash flow purposes), primarily an increase in cash used of $11.4 million to fund changes in receivables as a result of the increase in sales volume only partially offset by an increase of $6.6 million in cash provided from changes in trade payables. The increase in other current liabilities is primarily due to increases in certain accruals at corporate headquarters and an increase in customer deposits at Hanna related to a supply agreement with one of its customers.

   Investing Activities. Investing activities used $5.2 million of cash during 1998, compared to cash used of $5.0 million during 1997, an increase in cash used of $0.2 million, primarily related to Chatwins Group's $0.1 million investment in a fiberglass grating joint venture in China. See "Information About Chatwins Group--General--Recent Developments--Defaults Under Indenture." Capital expenditures of approximately $5.0 million in each of 1998 and 1997 were essentially equal.

   Investing activities used over $5.0 million of cash during 1997, compared to cash used of $1.2 million during 1996, an increase in cash used of $3.8 million. During 1996, Chatwins Group received $3.7 million in cash in repayment of previous advances made to Oneida and made a $0.2 million investment in Shanghai Klemp, none of which recurred in 1997. Additionally, there was a $0.3 million increase in capital expenditures, from $4.7 million in 1996 to over $5.0 million during 1997.

   Financing Activities. Financing activities during 1998 provided $7.9 million in cash, compared to $1.8 million of cash provided during 1997, an increase in cash provided of $6.1 million. This increase in cash provided is the result of an increase of $7.9 million in the level of net borrowings under revolving credit arrangements during 1998 compared to an increase of only $2.4 million in 1997. Additionally, repayments of related party indebtedness decreased $0.6 million. Borrowings, interest and fees under the Congress Facility were repaid and the Congress Facility was terminated effective October 30, 1998. See "Information About Chatwins Group--Recent Developments--New Credit Facility" and "Liquidity and Capital Resources--General."

   Financing activities during 1997 provided $1.8 million in cash, compared to $2.3 million of cash used from financing activities during 1996, an increase in cash provided of $4.1 million. This increase in cash provided is primarily the result of an increase of $2.4 million in the level of net borrowings under the Congress Facility during 1997 compared to an increase of only $0.5 million in 1996, as well as a decrease of $2.1 million in repayments to related parties, from $2.7 million in 1996 to $0.6 million in 1997.

   Factors Potentially Affecting Future Liquidity. Chatwins Group has $50 million of Senior Notes due May 3, 2003 outstanding at December 31, 1998. When Chatwins Group acquired the 1,450,000 shares of Reunion Industries common stock on June 20, 1995, it contemporaneously agreed with the Trustee to a first supplemental indenture and waiver of covenants of the Indenture under which the Senior notes are issued. Pursuant to this supplemental indenture and waiver of covenants, Chatwins Group agreed to offer to purchase $25 million, or half, of the outstanding Senior notes from Noteholders on each of June 1, 1999 and 2000 at par

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value plus unpaid interest to the purchase date. The full principal amount of the first purchase offer is classified as current maturities of long-term debt in Chatwins Group's consolidated balance sheet at December 31, 1998.

   Chatwins Group's failure to fulfill its obligations under this purchase offer would constitute a failure to pay principal under the Indenture and result in an Event of Default. An Event of Default due to a failure to pay principal would, pursuant to the Securities Pledge Agreement, result in a Realization Event causing the immediate vesting in the Collateral Agent of the voting rights of approximately 43% of the Chatwins Group's common stock subject to the pledge under the Securities Pledge Agreement, as well as the immediate vesting of all rights to receive dividends and distributions with respect to the pledged shares of common stock. In addition, upon an Event of Default, the Trustee or the holders of at least 25% of the Senior Notes may, by written notice to Chatwins Group, declare an acceleration of the Senior Notes. In the event the possible merger with Reunion Industries occurs, Chatwins Group intends to redeem all of the Senior Notes. Because there can be no assurances that the possible merger and refinancing will occur, or that they will occur before the June 1, 1999 repurchase date, Chatwins Group has obtained a commitment from a national financial institution that, pursuant to certain actions, it will fund Chatwins Group's obligation to purchase Senior Notes, if any, on the June 1, 1999 purchase date should Chatwins Group's then available liquidity be insufficient to do so. As of the date of this report, no reasonable estimate exists as to the amount of Senior Notes which Chatwins Group may be required to purchase, if any, on the June 1, 1999 offer date. Absent the refinancing contemplated by the possible merger with Reunion Industries or the funding contemplated by the commitment, there can be no assurances that a Realization Event or Event of Default will not occur.

The Year 2000

   Chatwins Group like most companies, utilizes electronic technology which includes computer hardware and software systems that process information and perform calculations that are date- and time-dependent. Chatwins Group is aware that the coming of Y2K poses pervasive and complex problems in that virtually every computer operation (including manufacturing equipment and other non-information systems equipment), unless it is Y2K compliant, will be affected in some way by the rollover of the two-digit year value from "99" to "00" and the inadvertent recognition by the electronic technology of "00" as the year 1900 rather than Y2K. Chatwins Group is also aware that it may not only be negatively affected by the failure of its own systems to be Y2K compliant, but may also be negatively affected by the Y2K non-compliance of its vendors, customers, lenders and any other party with which Chatwins Group transacts business.

   In 1995, Chatwins Group undertook a project to invest in and install a time-critical manufacturing and management information system at certain of its significant divisions in an effort to save costs and improved information flow by substantially improving all operational processes. Y2K compliant technology is part of this system and Chatwins Group anticipates no material adverse effects to its new operating systems from Y2K.

   In addition to this new system, Chatwins Group has completed its assessment of all other systems and software in place at all locations and has identified hardware replacements and software upgrades necessary to achieve Y2K compliance. The identified hardware replacements and software upgrades are scheduled to be completed and tested by the end of 1999 and will be provided by vendors whose hardware and software have achieved Y2K certification. The cost of the identified hardware replacements and software upgrades are not expected to be material and, absent the need to achieve Y2K compliance, would be a normal part of Chatwins Group's ongoing program for maintaining up-to-date information technology. Chatwins Group has incurred and expects to continue to incur internal staff and other costs as a result of modifying existing systems to be Y2K compliant. Such costs will continue to be expensed as incurred and funded through internally generated cash while costs to acquire new equipment and software will be capitalized and depreciated over their useful lives. Management does not expect the incremental cost to Chatwins Group of enterprise-wide Y2K compliance to be material to its operations.

   In addition to internal Y2K compliance, Chatwins Group has surveyed all significant vendors, customers, lenders and other outside parties with which it transacts business in an effort to identify Y2K non-compliance by such parties. Results indicate that those important parties with which Chatwins Group does business either

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have already achieved Y2K readiness or will be Y2K compliant during 1999. The most significant third parties with which Chatwins Group contracts for services are its payroll services provider, its local bank of record and its revolving credit lender, NationsBank. Chatwins Group has received certification that its provider of payroll services is Y2K compliant. Regarding its bank and revolving credit facility lender, Chatwins Group funds its day-to-day operations through a series of wire transfers between its revolving credit facility lender and its local bank of record. The wire transfers are initiated at Chatwins Group's headquarters via dial-up phone line connections. Both Chatwins Group's local bank of record and NationsBank have indicated publicly that they are Y2K compliant. However, any disruption in phone service as a result of Y2K could result in Chatwins Group's inability to fund its operations and have a significant adverse impact on the financial position and results of operation of Chatwins Group.

   Management recognizes that the failure of Chatwins Group or any party with which Chatwins Group conducts business to be Y2K compliant in a timely manner could have a material adverse impact on the operations of Chatwins Group. If Chatwins Group's systems or the systems of its significant vendors, customers, lenders and other outside parties with which it transacts business were to fail because they were not Y2K compliant, Chatwins Group would incur significant costs and inefficiencies. Manual systems for manufacturing and financial controls would have to be implemented and staffed. Significant customers might decide to cease doing business with Chatwins Group. Disruptions in electrical power, phone service and/or delivery of materials could cause significant business interruptions. Similarly, business interruptions at significant customers could result in deferred or canceled orders.

   The dates on which Chatwins Group believes Y2K compliance will be completed are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantees that these estimates will be achieved, or that there will not be delays in, or increased costs associated with, achieving enterprise-wide Y2K compliance. Specific factors that might cause differences between the estimates and actual results include, but are not limited to, the availability and cost of personnel trained in these areas, timely responses to and corrections by third-parties and suppliers, the ability to implement interfaces between the new systems and the systems not being replaced, and similar uncertainties. Due to general uncertainty inherent in the Y2K problem, resulting in part from the uncertainty of the Y2K compliance of third-parties, Chatwins Group cannot ensure its ability to resolve problems associated with the Y2K issue that may affect its operations and business, or expose it to third-party liability in a timely and cost-effective manner.

Quantitative and Qualitative Disclosures About Market Risk

   In conducting business, Chatwins Group has market risk exposures to foreign currency exchange rates, interest rates and raw material prices. See "Information About Chatwins Group--General Aspects Applicable to the Divisions."

   Foreign Currency Exchange Rate Risk. Chatwins Group manufactures its products in the United States (U.S.), Mexico and China. Of Chatwins Group's $191.6 million of consolidated net sales for 1998, $184.5 million, or 96%, were sales from the production of U.S. locations, $4.7 million, or 3%, were from Chatwins Group's Mexican subsidiary, Klemp de Mexico, and $2.4 million, or 1%, were from Chatwins Group's Chinese subsidiary, Shanghai Klemp. Products manufactured in the U.S. are primarily sold in the U.S. However, of the $184.5 million of net sales from domestic locations, $12.0 million were export sales to other countries. Amounts and locations of such sales are set forth in "Information About Chatwins Group--General Aspects Applicable to the Divisions."

   Export sales to foreign countries from Chatwins Group's U.S. locations are denominated in U.S. dollars, Chatwins Group's reporting currency. Accordingly, transaction loss exposures due to fluctuations in the functional currencies of the countries in which Chatwins Group's domestic locations export to, which vary significantly from year to year, are minimal.

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   Sales of Klemp de Mexico and Shanghai Klemp are almost entirely within the countries in which they are located and are denominated in each location's functional currency; the peso in Mexico and the renminbi (RMB) in China. Accordingly, transaction loss exposure to Chatwins Group from fluctuations in each location's functional currency are minimal.

   Chatwins Group's exposure to foreign currency rate fluctuations arise from the translation effects on Chatwins Group's investments in its international subsidiaries from potential fluctuations in each subsidiary's functional currency. At December 31, 1998, Chatwins Group had approximately $3.6 million invested in Klemp de Mexico and approximately $1.9 million invested in Shanghai Klemp.

   Effective January 1, 1997, Mexico's economy was classified as highly inflationary as defined in SFAS 52 due primarily to the substantial inflation in Mexico over 1995 and 1996, which was approximately 60% and 30%, respectively. During 1997, inflation in Mexico subsided substantially and the peso devalued minimally; from 7.84 pesos/$1.00 at December 31, 1996 to 8.07 pesos/$1.00 at December 31, 1997. However, during 1998, even though inflation remained relatively stable, the peso devalued approximately 25% against the U.S. dollar; from 8.07 pesos/$1.00 at December 31, 1997 to almost 10.00 pesos/$1.00 at December 31, 1998. This devaluation of the peso had a significant impact on Chatwins Group's investment in Klemp de Mexico, resulting in translation losses charged to earnings during 1998 of $150,000 and an increase in the cumulative translation adjustment account in equity of $666,000. On a sensitivity basis, additional devaluations of the Peso, if any, of the magnitude seen during 1998 can be expected to have a similar impact on the future financial position and operating results of Chatwins Group. Effective January 1, 1999, Mexico emerged from highly inflationary status. As such, future fluctuations in the value of the peso against the U.S. dollar will be recorded as adjustments to comprehensive earnings and the cumulative translation adjustment account in equity.

   Impacts on Chatwins Group due to foreign currency rate fluctuations in China have been insignificant. Since establishing the joint venture in late 1995, the RMB has remained stable at approximately 8.3 RMB/$1.00. However, fluctuations in the RMB against the U.S. dollar could have a significant impact on the financial position, operating results and comprehensive earnings of Chatwins Group, primarily in the form of translation effects. On a sensitivity basis, a 10% devaluation in the value of the RMB at December 31, 1998 would be estimated by Chatwins Group to have an approximate $200,000 negative impact on the cumulative translation adjustment in equity.

   Chatwins Group's foreign subsidiaries are self-sustaining and operate almost exclusively within the countries they are located. Their cash flows are devoted to and obligations paid by their own operations. Chatwins Group does not provide day-to-day operating funds to the foreign operations nor does Chatwins Group guarantee any foreign indebtedness.

   Interest Rate Risk. Chatwins Group's exposure to interest rate risk arises primarily from borrowing under the NationsBank Facility. Interest under the NationsBank Facility is determined by reference to various rates including the NationsBank prime rate, the Federal Funds rate or LIBOR, each plus an applicable margin. Chatwins Group's may elect the rates upon notification to NationsBank with applicable margins ranging from zero to 0.5% when using either the NationsBank prime rate or the Federal Funds rate and from 2.0% to 2.75% when using LIBOR. At December 31, 1998, the weighted average rate for borrowing under the NationsBank Facility was 7.5% and borrowings outstanding totaled $34.0 million. All else remaining equal, on a sensitivity basis a 100 basis-point increase in the borrowing rate would be estimated by Chatwins Group to have an approximate $340,000 increase in annual interest expense.

                             OWNERSHIP INFORMATION

Reunion Industries

   Beneficial ownership information for Reunion Industries as of [April 23, 1999] can be found elsewhere in the proxy statement/prospectus by looking at "Proposal 2--Security Ownership of Certain Beneficial Owners and Management" on
page    .

Chatwins Group

 Security Ownership of Certain Beneficial Owners and Management

   As of [April 23, 1999], Chatwins Group had (i) [289,677.4] shares of common stock outstanding, (ii) [2,249.0] shares of Class D Series A Preferred Stock, par value $.01 per share outstanding, (iii) 800.0 shares of Class D Series B Preferred Stock, par value $.01 per share outstanding and (iv) 1,510.0 shares of Class D Series C Preferred Stock, par value $.01 per share outstanding. On May 3, 1993 Chatwins Group issued 50,000 Chatwins Group Warrants each exercisable into one share of Chatwins Group's common stock at $0.01 per share. These warrants became exercisable on June 2, 1998. As of [April 23, 1999], 46,790 Chatwins Group Warrants had been exercised and were each converted into one share of Chatwins Group' common stock, and 3,210 Chatwins Group Warrants remained outstanding and exercisable. The following table sets forth information, as of [April 23, 1999], as to the beneficial and percentage of ownership of each class of Chatwins Group's capital stock by (A) each person owning beneficially more than five percent of the outstanding shares of each class of Chatwins Group's outstanding capital stock, (B) each director and named executive officer of Chatwins Group and (C) all directors and officers of Chatwins Group as a group. Except as otherwise indicated in the notes to the following table, each stockholder has sole voting and investment power with respect to the shares shown to be beneficially owned by such stockholder.

                                                Preferred Stock--Class D
                                               -------------------------------
                          Common Stock         Series A    Series B   Series C
                          ------------         --------    --------   --------
Charles E. Bradley,
 Sr.....................   140,946.6(1)(2)     2,249.0(3)   800.0(3)  1,510.0(4)
c/o Stanwich Partners           48.3%            100.0%     100.0%      100.0%
(see below for address)

John G. Poole...........   195,003.6(1)(2)(5)  2,249.0(3)   800.0(3)  1,510.0(4)
c/o Stanwich Partners           67.3%            100.0%     100.0%      100.0%
(see below for address)

Stanwich Partners,
 Inc....................   138,946.6(2)            --         --          --
One Stamford Landing            48.0%              --         --          --
62 South Field Avenue
Stamford, CT 06902

Cede & Co...............    46,790.0               --         --          --
55 Water Street                 16.2%              --         --          --
New York, NY 10041

Kimball J. Bradley......    24,000.0               --         --          --
c/o Stanwich Partners,
 Inc.                            8.3%              --         --          --
(see above for address)

Joseph C. Lawyer........    18,094.0               --         --          --
c/o Chatwins Group, Inc.         6.2%              --         --          --
300 Weyman Plaza, Suite
 340
Pittsburgh, PA 15236

Jack T. Croushore.......     4,065.4               --         --          --
c/o Chatwins Group, Inc.         1.4%              --         --          --
(see above for address)

                                                    Preferred Stock--Class D
                                                   ---------------------------
                                      Common Stock Series A  Series B Series C
                                      ------------ --------  -------- --------
John M. Froehlich....................       30.0       --       --        --
c/o Chatwins Group, Inc.                     --        --       --        --
(see above for address)

Alan S. Wippman......................       25.0       --       --        --
c/o Chatwins Group, Inc.                     --        --       --        --
(see above for address)

All directors and officers as a
 group...............................  243,193.0   2,249.0    800.0   1,510.0
                                            83.3%    100.0%   100.0%    100.0%

--------

(1) Pursuant to the Securities Pledge Agreement, dated as of May 1, 1993 (the "Securities Pledge Agreement"), Mr. Bradley, Sr. pledged 127,799 shares of Chatwins Group common stock to the Collateral Agent (as defined therein) for the benefit of the holders of the Senior Notes and Mr. Poole pledged 17,040 shares of Chatwins Group's common stock to secure the Chatwins Group's obligations under the Indenture and the Senior Notes.
(2) Includes 138,946.6 shares held of record by the Bradley FLP established by Mr. Bradley, Sr. in May 1998 for estate planning purposes and of which Mr. Bradley, Sr. owns 1% as general partner and 55% as a limited partner. The Bradley FLP has designated Stanwich Partners, Inc. to vote these shares, and Stanwich Partners, Inc. in turn has designated Mr. Poole, who is one of its officers, as the person to vote these shares on its behalf. Pursuant to Rule 13d-3, Mr. Bradley, Sr. and the Bradley FLP may be deemed to be the beneficial owner of these shares with shared dispositive power with respect thereto, and Stanwich Partners, Inc. and Mr. Poole each may be deemed to be the beneficial owner of these shares with voting power with respect thereto. Because Mr. Bradley, Sr. no longer has voting control over such shares of Chatwins Group common stock, a breach occurred under the Securities Pledge Agreement. See "Information About Chatwins Group-- Business--Recent Developments--Defaults Under Indenture."
(3) Held of record by KSB Acquisition Corp., the former owner of the corporate predecessor-in-interest to the Klemp and Steelcraft divisions of Chatwins Group, of which Messrs. Bradley, Sr. and Poole are the sole executive officers and directors. Pursuant to Rule 13d-3, Messrs. Bradley, Sr. and Poole would be deemed to be the beneficial owners of these shares, with shared voting and dispositive power with respect thereto.
(4) Held of record by Hanna Investment Corp., the former owner of the corporate predecessor-in-interest to the Hanna division of Chatwins Group, of which Messrs. Bradley, Sr. and Poole are the sole executive officers and Mr. Poole is the sole director. Pursuant to Rule 13d-3, Messrs. Bradley, Sr. and Poole would be deemed to be the beneficial owners of these shares, with shared voting and dispositive power with respect thereto.
(5) Includes 44,599.2 shares held of record by John Grier Poole Family Limited Partnership, established by Mr. Poole in 1995 for estate planning purposes, and of which Mr. Poole owns 1% and is the sole general partner. Pursuant to Rule 13d-3, Mr. Poole may be deemed to be the beneficial owner of these shares, with sole voting and dispositive power with respect thereto. Also includes 11,457.8 shares as to which Mr. Poole has voting rights, but not dispositive rights. Pursuant to Rule 13d-3, Mr. Poole may be deemed to be the beneficial owner of these shares, with sole voting power with respect thereto.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                                      AND
               MATERIAL CONTACTS WITH THE COMPANY BEING ACQUIRED

   In addition to the transactions set forth below, the discussion of the merger to be voted upon at the annual meeting (see "The Merger Proposal") is incorporated below by reference. The consummation of the merger will impact most of the transactions and relationships discussed below (see, e.g., "The Merger Proposal--Refinancing"). You are strongly encouraged to read the discussion below in conjunction with the discussion of the merger in this proxy statement/prospectus.

   Historically, Reunion Industries and Chatwins Group have separately entered into transactions with related parties. This section describes such prior separate transactions and the merger.

 Stock Ownership

   Chatwins Group owns 1,450,000 shares, or approximately 38%, of Reunion Industries' common stock, and a warrant to purchase 75,000 shares of Reunion Industries' common stock (the "Chatwins Group Warrant").

   The common stock of Chatwins Group is owned directly and indirectly by the following individuals and entities in the following percentages: Mr. Charles E. Bradley, Sr. owns approximately 48.3% (including (i) pledged shares in connection with the Chatwins Group Indenture, (ii) shares held by the Charles
E. Bradley Sr. Family Limited Partnership ("FLP"), which has designated Stanwich Partners, Inc., and in turn, Mr. Poole, to vote such shares, and (iii) warrants); Mr. Poole is attributed to owning 67.3% of the common stock (including (i) pledged shares in connection with the Chatwins Group Indenture, (ii) shares held by FLP, which has designated Stanwich Partners, Inc., and in turn, Mr. Poole, to vote such shares, and (iii) shares held of record by John Grier Poole Family Limited Partnership; Mr. Kimball J. Bradley owns 8.3%; Mr. Joseph C. Lawyer owns 6.2% (including warrants); and Jack T. Croushore owns 1.4%. The preferred stock of Chatwins Group is 100% beneficially owned by Messrs. Bradley and Poole, and held of record by (i) KSB Acquisition Corp., the former owner of the corporate predecessor-in-interest to the Klemp and Steelcraft divisions of Chatwins Group, of which Messrs. Bradley and Poole are the sole executive officers and directors and (ii) Hanna Investment Corp., the former owner of the corporate predecessor-in-interest to the Hanna division of Chatwins Group, of which Messrs. Bradley and Poole are the sole executive officers and directors.

   Stanwich Financial Services Corp. ("SFSC") owns 271,280 shares, or approximately 7% of Reunion Industries' common stock. Mr. Charles E. Bradley, Sr. is President and the indirect owner of 42.5% of SFSC's common stock; Mr. Charles E. Bradley, Jr., a Director of Chatwins Group, is the indirect owner of 42.5% of SFSC common stock; Mr. Poole is the indirect owner of 7.5% of SFSC common stock; and Richard L. Evans, Executive Vice President, Chief Financial Officer and Secretary of the Company, is Vice President of SFSC.

 The Merger

   Pursuant to the merger agreement, Chatwins Group will merge with and into Reunion Industries. The merger will be consummated on the earliest practicable date after all of the conditions in the Merger Agreement have been waived or satisfied, including the approval of Reunion Industries' and Chatwins Group's stockholders. Reunion Industries and Chatwins Group expect the Closing Date to be June 29, 1999, although there can be no assurance that the merger will be consummated by that time. The merger will become effective immediately upon the filing of a Certificate of Merger in accordance with the DGCL or on the date specified therein.

   At the effective time of the merger, the Chatwins Group common stock will be converted into the right to receive 8,500,000 shares of Reunion Industries common stock, plus up to an additional 500,000 shares of Reunion Industries common stock if Chatwins Group and certain other business units achieve specified performance levels in 1999, plus cash in lieu of fractional shares. In addition, the Chatwins Group Preferred currently owned by Messrs. Bradley, Sr. and Poole will be converted into the Reunion Industries Series A preferred stock. The shares of Reunion Industries common stock currently owned by Chatwins Group, aggregating approximately 38% of the issued and outstanding Reunion Industries common stock, as well as a warrant to purchase an additional 75,000 shares of Reunion Industries common stock owned by Chatwins Group will be retired in connection with the merger. Following the merger, Reunion Industries will have approximately 10,950,000 million shares of common stock issued, of which Chatwins Group's stockholders will own approximately 78%. (See "The Merger")

 Chatwins Group Acquisition of Reunion Industries

   On June 20, 1995, Chatwins Group acquired 1,450,000 shares, or approximately 38%, of Reunion Industries' common stock (the "Purchased Shares") from Parkdale Holdings Corporation, N.V. ("Parkdale"), who, prior to the transaction owned approximately 45% of Reunion Industries (the "Reunion Industries Acquisition").

   As part of the purchase price paid by Chatwins Group to Parkdale in the Reunion Industries Acquisition, Chatwins Group issued a $5.8 million promissory note to Parkdale, bearing interest at 10% per annum and originally due on September 18, 1995 (the "Parkdale Note"). The Parkdale Note was guaranteed by Mr. Bradley, Sr. and secured by a pledge of 100% of the stock of Chatwins Holdings, Inc., at that time, a Delaware corporation and wholly-owned subsidiary of Chatwins Group ("CHI"). Mr. Bradley, Sr. purchased the Parkdale Note from Parkdale on September 14, 1995 for approximately $5.95 million. Chatwins Group paid Mr. Bradley approximately $3.11 million in 1995, $2.62 million in 1996 and $.48 million in 1997 on the Parkdale Note, including interest, which is now paid in full.

   At the time of the Reunion Industries Acquisition, Chatwins Group issued a promissory note to F. Dean Gesterkamp in the original principal amount of $200,000 (the "Gesterkamp Note"), bearing interest at 10% per annum, as part of the purchase price for a warrant to purchase 75,000 shares of Reunion Industries' common stock. Subsequent to its issuance, the balance of the Gesterkamp Note was purchased by Mr. Franklin Myers, a Director of Reunion Industries. On each of January 6, 1996 and 1997 and June 6, 1996 and 1997, Chatwins Group paid $50,000, plus interest to Mr. Myers on the Gesterkamp Note, which is now paid in full.

 Reunion Industries' 1995 Acquisition of Oneida from Chatwins Group

   On September 14, 1995, Reunion Industries purchased from Chatwins Holdings, Inc., a wholly-owned subsidiary of Chatwins Group, all of the issued and outstanding common and preferred stock of Oneida (the "Oneida Acquisition") for approximately $3.1 million, which was paid to Chatwins Group. These proceeds were applied by Chatwins Group to repay part of the Parkdale Note, at that time still outstanding and held by Mr. Bradley, Sr. In addition, pursuant to the stock purchase agreement between Reunion Industries and Chatwins Group, Oneida paid to Chatwins Group $1.55 million in 1995 and $3.66 million in 1996, in full repayment, including interest, of Oneida's indebtedness to Chatwins Group, which had totaled $4.93 million.

   The financial terms of the Oneida Acquisition were determined based on Oneida's financial position and results of operations at and for the six months ended June 30, 1995. The terms of the transaction were approved by the unanimous vote of the directors of Reunion Industries and Chatwins Group at the time with Messrs. Bradley, Sr. and Cassidy, then directors of both Chatwins Group and Reunion Industries, abstaining. Both Reunion Industries and Chatwins Group received fairness opinions in connection with the Oneida Acquisition.

   Chatwins Group had previously purchased Oneida on March 31, 1994 for $251.00 from (i) Oneida Products Corp. ("OPC"), a wholly-owned subsidiary of Oneida Products Acquisition Corp. ("OPAC"), (ii) Stanwich Partners and (iii) Stanwich Oil & Gas, Inc. ("SOG"), entities with which Messrs. Bradley, Sr. and/or Poole are affiliated.

 Rostone/Oneida Merger and Related Transactions

   Loans to CGI Investment Corp. In April 1990, Chatwins Group acquired a 49% interest in CGI Investment Corp. (CGII), a company controlled by Stanwich Partners. Mr. Bradley, Sr., Mr. Poole and Mr.

Evans are officers, directors and/or stockholders of Stanwich Partners. Since April 1990, Chatwins Group has made loans to CGII of $1.5 million, $1.35 million and $299,000. None of the principal or accrued interest thereon has been repaid under these obligations. Over time, Chatwins Group had provided reserves for a substantial portion of the principal on its notes receivable from CGII and at December 31, 1997, the net carrying value of Chatwins Group's investment in CGII common stock and net notes receivable was $0.6 million.

   CGII's primary assets were two notes receivable from affiliates of Chatwins Group, and a minimal amount of cash, the sum of which totaled $0.7 million at December 31, 1997. During 1998, CGII was declared insolvent and Chatwins Group exchanged its notes receivable from CGII for one of CGII's notes receivable from an affiliate which, plus accrued interest, totaled $0.5 million. The difference was provided for currently.

   Additionally, Rostone is indebted to CGII pursuant to a $250,000 promissory note dated May 21, 1993. The note had an outstanding balance of $477,000 (principal and accrued interest) on December 31, 1998, and is subordinated to the prior payment of indebtedness owing by ORC to CITBC, except that if certain conditions are met, regularly scheduled monthly interest payments may be paid when due. ORC is also permitted to recover certain environmental remediation costs relating to soil and ground water contamination at Rostone's Lafayette, Indiana site by offset against this note. As of December 31, 1998, $177,000 had been spent on these remediation costs and an additional $220,000 had been accrued.

   Rostone/Oneida Merger. On February 2, 1996, Rostone was merged into Oneida, a wholly-owned subsidiary of Reunion Industries (the "Rostone/Oneida Merger"), pursuant to a Merger Agreement (the "Rostone/Oneida Agreement") dated as of December 22, 1995. Oneida, as the surviving corporation, changed its name to Oneida Rostone Corp. ("ORC"). In the Rostone/Oneida Merger, ORC acquired 100% of the preferred and common stock of Rostone from CGII. Prior to the Rostone/Oneida Merger, certain officers of Oneida were also serving as officers of Rostone and CGII. The terms of the Rostone/Oneida Merger were approved by the unanimous vote of the directors of Reunion Industries, including by all disinterested directors.

   ORC paid the stockholders of Rostone $503.00 in 1996. Although the Rostone/Oneida Agreement provided that the purchase price would also include payments by ORC up to $2.0 million in each of 1997 and 1998 based on Rostone's achievement of specific earnings levels for the prior calendar years, no such payments were made since Rostone failed to achieve the specified earnings levels.

   Bradley/Bir Transaction. Mr. Bradley purchased 50% of the approximately $2.03 million amount owed by Rostone to Mr. Allan C. Bir, a third party creditor. As a result of this transaction, Mr. Bradley, Sr. and the creditor each held a note from ORC in the amount of approximately $1.02 million bearing interest at 11% per annum which is subordinated to the prior payment of indebtedness owing by ORC to CITBC, except that if certain conditions are met, regularly scheduled payments of interest are paid when due.

   ORC Loan Facilities. ORC's loan Facility with CITBC (the "CITBC Credit Facility") provides for a guarantee of a letter of credit supporting a supersedeas bond filed in connection with the Reunion Industries' litigation with Bargo in the amount of $9.675 million, a $10.2 million revolving credit loan and a $6 million term loan. As additional collateral for the letter of credit guarantee, Reunion Industries pledged the stock of its subsidiaries ORC and Juliana, SFSC pledged certain collateral, and Mr. Bradley, Sr. guaranteed the obligations of ORC and Reunion under the CITBC Credit Facility. Mr. Bradley, Sr. receives a credit support fee from the Reunion Industries in an aggregate amount equal to 3% per annum of the amount guaranteed, payable monthly. Mr. Bradley, Sr.'s rights to payment of the monthly installments of the credit support fee are subordinated to the prior payment of indebtedness owing by ORC to CITBC, except that if certain conditions are met, the monthly installments may be paid when due. The SFSC pledge and Mr. Bradley, Sr.'s guarantee will terminate upon the termination of the CITBC guarantee of the letter of credit supporting the supersedeas bond.

   Under ORC's previous loan facility with Congress Financial Corporation ("Congress"), Mr. Bradley, Sr. received a credit support fee from ORC in an aggregate amount equal to 1% per annum of the amount guaranteed, payable monthly. The amount guaranteed was subject to a cap of $4 million, which declined over time. Mr. Bradley, Sr. also indemnified Congress against potential liabilities arising from certain environmental exposures. All of Mr. Bradley, Sr.'s obligations to Congress were released upon termination of the Congress Loan Facility in October 1998.

   In connection with ORC's acquisition of the assets and business of Quality Molded Products ("QMP") on November 18, 1996, Mr. Bradley, Sr. guaranteed the amounts, if any, borrowed under this overformula line for a credit support fee of 1% per annum. Congress extended a $1.0 million temporary overformula line. The overformula line expired February 14, 1997.

   DPL Acquisition by ORC. On November 18, 1996, ORC completed the DPL acquisition by acquiring 68% of the outstanding stock of DPL, pursuant to a Stock Purchase Agreement with a creditor of Texon Energy Corporation ("TEC") and its subsidiaries. The DPL stock had been pledged by such subsidiaries as collateral for debt obligations, and had been acquired by the creditor through foreclosure. Mr. Bradley, Sr. is the President, acting Chief Financial Officer, a director and a stockholder of TEC, and beneficial owner of approximately 14% of TEC's outstanding common stock.

   Prior to the DPL acquisition, DPL was indebted to SOG pursuant to a $250,000 10% loan agreement dated June 14, 1995. Mr. Bradley, Sr. and Mr. Poole are officers, directors and the principal stockholders of SOG. On December 16, 1996, Reunion Industries purchased the indebtedness of DPL from SOG for $249,430, representing the outstanding balance of principal and interest that DPL owed to SOG at that date.

 Other Reunion Industries and ORC Affiliate Transactions

   In November 1995, Mr. Bradley Sr. loaned Reunion Industries $1.35 million evidenced by two notes, each bearing interest from November 1, 1995 at a rate of 10% per annum and each due and payable on September 14, 1997. These notes were repaid in full in May 1996 from the proceeds of the sale of Reunion Industries' oil and gas assets.

   Beginning in 1997, ORC entered into leases for machinery and equipment with CPS Leasing, Inc. ("CPSL"), a subsidiary of Consumer Portfolio Services, Inc. ("CPS"). Mr. Bradley, Sr. and Mr. Poole are directors and 19% and 2% stockholders, respectively, of CPS. Mr. Bradley, Jr. is the Chief Executive Officer of CPS and a director of Chatwins Group. The leases are for terms of five to seven years, with aggregate future minimum rental commitments of $937,000 as of December 31, 1998. Reunion Industries believes that the terms of these leases are comparable to those available from third parties.

   In May 1997, Reunion Industries loaned $1.5 million to SST Acquisition Corp., a company in which Mr. Bradley, Sr. and Mr. Poole are 50% stockholders. The loan was repaid after three days with interest at 9% plus a $15,000 transaction fee.

   Beginning in August 1998, the Company has borrowed $1.1 million in funds for corporate working capital from SFSC in the form of a $500,000 Promissory Note and a $600,000 Credit Line Note. The debt bears interest at 15% and was originally scheduled to mature September 30, 1998. SFSC has agreed to extend the maturity to December 31, 1999 while the Company seeks an alternative source of funds. Currently, the Company owes $350,000 on these notes.

   Reunion Industries subleases from Stanwich Partners approximately 1,500 square feet of office space in Stamford, Connecticut for its corporate offices. Management believes that the terms of this sublease are comparable to those available from third parties.

Under the arrangements described above, the Reunion Industries consolidated financial statements include the following amounts and balances:

                                                                    Year Ended
                                                                   December 31,
                                                                  --------------
                                                                  1998 1997 1996
                                                                  ---- ---- ----
      Rent Expense:
        CPS Leasing.............................................  $167 $64   --
        SPI.....................................................    32  32   23
        Chatwins and Mr. Bradley................................    --  --   42
      Travel Expense:
        Butler..................................................    73  --   --
      Interest Expense:
        Mr. Bradley.............................................   112 112  178
        CGII....................................................    38  38   37
        SFSC....................................................    25  --   --
        Chatwins................................................    --  --  199
        SOG.....................................................    --  --    2
        Guarantee fees: Mr. Bradley.............................   190  41   55

                                                                      As of
                                                                  December 31,
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
      Current liabilities:
        SFSC: short-term debt ..................................  $1,015 $   --
        CGII: interest..........................................     109     72
        SFSC: interest..........................................      25     --
        Butler: travel..........................................      18     --
        Mr. Bradley: fees.......................................      --     28
      Long term debt-related parties:
        Mr. Bradley.............................................   1,017  1,017
        CGII....................................................     368    368
        CPS Leasing.............................................      --    157
      Other liabilities: fees payable to Mr. Bradley............     123    123

                                                                      As of
                                                                    December
                                                                       31,
                                                                    ---------
                                                                    1998 1997
                                                                    ---- ----
      Future minimum rental commitments under noncancellable
       operating leases: CPS Leasing .............................. $937 $706

   ORC manufacturers component parts for King-Way. Sales to King-Way in 1998 were $299,000, and were at margins equivalent to those earned on sales to third party customers at comparable volumes.

 Other Chatwins Group Transactions

   Chatwins Group/Stanwich Partners Consulting Agreement. Pursuant to a Consulting Agreement dated and effective as of March 31, 1993, as amended (the "Consulting Agreement"), Chatwins Group retains Stanwich Partners to render financial planning and reporting consulting services. The Consulting Agreement expires on March 31, 2003 unless terminated earlier by Stanwich Partners on 30 days' notice. The Consulting Agreement provides for the payment of an annual consulting fee to Stanwich Partners of $300,000, and the reimbursement of any reasonable and necessary out-of-pocket expenses incurred by Stanwich Partners in connection with its performance under the Consulting Agreement.

   Consulting fees of $300,000 in each of 1996, 1997 and 1998 were expensed by Chatwins Group to Stanwich Partners in accordance with the Consulting Agreement.

   Chatwins Group Loans to Robinson Incorporated. Chatwins Group had outstanding loans to Robinson Incorporated ("Robinson"), an oil and gas company operating in Oklahoma controlled by Mr. Bradley, Sr., Mr. Poole, Mr. Lawyer and Jack T. Croushore, Vice President of Chatwins Group. The aggregate amount of such loans and the largest principal amount outstanding under such loans in 1995 was $800,000. In December 1995, Chatwins Group agreed to settle in full the two notes receivable from Robinson for the cash payment of $58,000 plus a warrant to purchase up to 50% of the common stock of Robinson at any time in the future. As a result of this agreement, Chatwins Group recognized a $701,000 loss on the settlement of these notes. On December 29, 1997 Reunion Industries purchased the Robinson warrant for $22,676 in cash, and Reunion Industries still holds the warrant. During 1998, Chatwins Group's Europa division sold its interest in a West Virginia well to and collected other fees from Robinson for a total of $100,000 in cash.

   Chatwins Group Stockholder Notes. In January 1988, Mr. Bradley, Sr., Mr. Poole and two former stockholders of Chatwins Group subscribed for Chatwins Group preferred stock in consideration of their payment of an aggregate of $57,500 in cash and their personal interest free demand notes, dated January 15, 1988, payable to Chatwins Group in the aggregate principal amount of approximately $1.01 million (the "Chatwins Group Stockholder Notes"). The class of preferred stock acquired by them was converted into common stock of Chatwins Group in connection with the May 1988 merger that combined most of Chatwins Group's business lines as divisions of Chatwins Group. At the time the Chatwins Group Stockholder Notes were executed, Chatwins Group and Messrs. Bradley, Sr. and Poole and such other former stockholders had an unwritten understanding that payment on the Chatwins Group Stockholder Notes would not be demanded until such time as Chatwins Group was sold or funds for the repayment of the Chatwins Group Stockholder Notes were distributed to them as dividends on their shares of Chatwins Group common stock.

   In September 1993, Chatwins Group purchased all the shares of Chatwins Group common stock owned by the obligors of the Chatwins Group Stockholders Notes other than Messrs. Bradley, Sr. and Poole. In connection with Chatwins Group's purchase of such shares, Messrs. Bradley, Sr. and Poole assumed the obligations of such former stockholders under their respective Chatwins Group Stockholder Notes. The amount outstanding at December 31, 1998 under (i) Mr. Bradley, Sr.'s Chatwins Group Stockholder Note was $643,166, (ii) Mr. Poole's Chatwins Group Stockholder Note was $206,704, and (iii) the two other Chatwins Group Stockholder Notes assumed by Messrs. Bradley and Poole was $150,874.

   In connection with the merger, Reunion Industries will succeed to Chatwins Group's rights with respect to the Chatwins Group Stockholder Notes with the issuance of the new stockholder notes, which will bear interest at a rate of 10% per annum and be repaid from and to the extent dividends on or redemptions of the Reunion Industries Series A preferred stock are paid.

   CPS Leasing, Inc. During 1997 and 1998, Chatwins Group entered into thirteen operating lease agreements with CPSL. During 1997 and 1998, Chatwins Group made lease payments totaling $39,112 and $209,989 to CPSL.

   King-Way Services Agreement. The Auto-Lok division of Chatwins Group and King-Way entered into a Services Agreement as of April 1, 1998 pursuant to which King-Way would utilize Auto-Lok's surplus capacity in consideration for cash fees approximately equal to Auto-Lok's costs of providing the surplus capacity plus a right of first negotiation to acquire King-Way from Stanwich Acquisition. While this right of first negotiation has expired, the Services Agreement is effective for a period of one year and may be renewed annually upon the mutual consent of Chatwins Group and Stanwich Acquisition no later than 60 days prior to the end of the original term or any renewal thereof. The Services Agreement has been renewed through April 1, 2000.

   Agreements with NAPTech Pressure Systems Corporation. The CP Industries division of Chatwins Group ("CPI") and NAPTech entered into a services agreement as of August 26, 1998 (the "NAPTech Services Agreement") pursuant to which CPI would provide certain administrative services to NAPTech for cash fees which will approximate $29,000 per month. NAPTech is wholly owned by Mr. Bradley and manufactures steel seamless pressure vessels. The NAPTech Services Agreement is effective for a period of one year and may be renewed annually upon the mutual consent of Chatwins Group and NAPTech no later than 60 days prior to the end of the original term or any renewal thereof. On August 25, 1998 Chatwins Group purchased from NAPTech $1.0 million of inventory usable by CPI in its normal course of business.

 Certain Other Agreements

   Reunion Industries obtains its property, casualty and product and general liability insurance coverage through a joint arrangement with Chatwins Group, and Reunion Industries and Chatwins Group shared the costs in proportion to the coverages.

   Beginning February 1998, both Reunion Industries and Chatwins Group entered into arrangements for flying services with Butler Air, Inc. ("Butler"). Mr. Bradley is a director of Butler and the owner of 65% of Stanwich Aviation Company, Inc., of which Butler is a wholly-owned subsidiary. Butler provides charter flight services for certain business travel Reunion Industries officers and employees at rates which Reunion Industries believes are comparable to those available from third parties. Reunion Industries and Chatwins Group pay monthly minimums each of $5,000, which are credited against services as used.

                                   PROPOSAL 2
                           THE ELECTION OF DIRECTORS

   At the annual meeting, the stockholders of Reunion Industries will be asked to vote for the election of six directors to the Board of Directors of Reunion Industries. The candidates proposed by management for election at the annual meeting, listed in the table set forth in "Nominees" below, are Thomas N. Amonett, Charles E. Bradley, Sr., Thomas L. Cassidy, W.R. Clerihue, Franklin Myers, and John G. Poole. If elected, these candidates would comprise the entire Board of Directors of Reunion Industries, and would hold office until their successors are duly elected and qualified at the next annual meeting of stockholders of Reunion Industries or until they earlier die, resign or are removed from office in accordance with applicable law. The persons listed as "Nominees" in the table below comprise the entire Board of Directors of Reunion Industries as of the date of this proxy statement/prospectus.

Nominees

   Each of the six persons standing for election at the annual meeting currently is a director of Reunion Industries. There are no arrangements or understandings between any nominee for director and any other person pursuant to which such person was selected as nominee.

                                             Principal Position         Director
   Name                                       with the Company      Age  Since
   ----                                   ------------------------- --- --------
   Thomas N. Amonett..................... Director                   55   1992
   Charles E. Bradley, Sr................ Director, President & CEO  69   1995
   Thomas L. Cassidy..................... Director                   70   1995
   W. R. Clerihue........................ Director                   75   1996
   Franklin Myers........................ Director                   46   1995
   John G. Poole......................... Director                   56   1996

   Thomas N. Amonett has served as a Director of Reunion Industries since July 1, 1992 and served as the President and Chief Executive Officer of Reunion Industries from July 1, 1992 until October 26, 1995. Mr. Amonett also served as the President of the Reunion Industries Energy Company, then a wholly-owned subsidiary of Reunion Industries in the oil and gas operating business, from July 1, 1992 until May 24, 1996. Mr. Amonett is currently President, Chief Executive Officer and a Director of American Residential Services, Inc., a company providing equipment and services relating to residential heating, ventilating, air conditioning, plumbing, electrical and indoor air quality systems and appliances. From July, 1996 until June, 1997, Mr. Amonett was Interim President and Chief Executive Officer of Weatherford Enterra, Inc., an energy services and manufacturing company. Prior to his affiliation with Reunion Industries, he had been engaged in the practice of law with Fulbright & Jaworski in Houston, Texas, where he was of counsel for more than five years. Mr. Amonett serves as a Director of Petro Corp Incorporated, a Houston-based oil and gas company, and ITEQ, Inc., a provider of manufactured equipment, engineered systems and services used in the processing, treatment, storage and movement of gases and liquids.

   Charles E. Bradley, Sr. became a Director of Reunion Industries on June 20, 1995 and was appointed President and Chief Executive Officer of Reunion Industries on October 26, 1995. Mr. Bradley was a co-founder of Stanwich Partners in 1982 and has served as its President since that time. Stanwich Partners is a private investment company. Mr. Bradley has been a Director of Chatwins Group since 1986 and Chairman of the Board of Chatwins Group since 1988. Mr. Bradley is a Director of DeVlieg-Bullard, Inc. ("DBI"), a machine tool parts and services company, General Housewares Corp., a manufacturer and distributor of housewares, Consumer Portfolio Services, Inc. ("CPS"), engaged in the business of purchasing, selling and servicing retail automobile installment sales contracts, NAB Asset Corporation ("NAB"), engaged in mortgage and construction lending, Audits and Surveys, Inc., an international marketing research firm, and Zydeco Energy Inc., an oil and gas reserve development company. Mr. Bradley is currently the Chairman of the Board of DBI, Chairman and CEO of NAB as well as President and acting Chief Financial Officer and a Director of Sanitas Inc., an inactive company, and President, acting Chief Financial Officer and a Director of Texon Energy Corporation, an inactive company. Mr. Bradley is the father of Kimball J. Bradley.

   Thomas L. Cassidy became a Director of Reunion Industries on June 20, 1995. Mr. Cassidy has been a Managing Director of Trust Company of the West ("TCW"), an investment management firm, since 1984. He is also a Senior Partner of TCW Capital, an affiliate of TCW. He is a Director of DBI, Holnam Inc., a cement manufacturing company, and Spartech Corporation, a plastics manufacturing company. Mr. Cassidy was a director of Chatwins Group from March 1993 to June 1997.

   W. R. Clerihue became a Director of Reunion Industries in December 1996. Mr. Clerihue has been Chairman of the Board of Directors of Spartech Corporation since October 1991.

   Franklin Myers served as a Director of Reunion Industries from July 1, 1992 until June 20, 1995, when he resigned contemporaneously with the sale of 1,450,000 shares of Reunion Industries' common stock by Parkdale Holdings Corporation N.V. ("Parkdale") to Chatwins Group. Mr. Myers was reappointed as a Director of Reunion Industries on October 26, 1995. On April 1, 1995, Mr. Myers became Senior Vice President, General Counsel and Secretary of Cooper Cameron Corporation, an oil field manufacturing company. Prior thereto he was Senior Vice President and General Counsel of Baker Hughes Incorporated, an international oil field service and equipment company, for more than six years.

   John G. Poole became a director of Reunion Industries on April 19, 1996. Mr. Poole was a co-founder of SPI with Mr. Bradley in 1982 and has served as SPI's Vice President since that time. Mr. Poole has been a director of Chatwins Group since 1988, and is also a director of DBI, CPS and Sanitas, Inc.

Board and Committee Activity

   During 1998, the Board convened on eight regularly or specially scheduled occasions. The Compensation Committee of the Board held two meetings in 1998 and the Audit Committee held one meeting. Each of the present directors of Reunion Industries attended all of the meetings of the Board and of each committee on which he served during his respective tenure in 1998, except that Mr. Myers was absent from two Board meetings.

   Reunion Industries' operations are managed under the broad supervision and direction of the Board of Directors, which has the ultimate responsibility for the establishment and implementation of Reunion Industries' general operating philosophy, objectives, goals and policies. Pursuant to delegated authority, certain Board functions may be discharged by one or more standing committees of the Board. The Compensation Committee, which is comprised of Messrs. Amonett, Cassidy (Chairman) and Clerihue, is responsible for the formulation and adoption of all executive compensation, benefit and insurance programs, subject to full Board approval where legally required or in those instances where the underlying benefit philosophy might be at variance with preexisting Board policies. The Compensation Committee also supervises the administration of all executive compensation and benefit programs, including the establishment of any specific criteria against which all annual performance based benefits are to be measured. The Audit Committee, comprised of Messrs. Amonett, Clerihue and Myers (Chairman), assists the Board in assuring that the accounting and reporting practices of Reunion Industries are in accordance with all applicable requirements. The Audit Committee reviews with Reunion Industries' independent auditors the scope of the proposed audit work and meets with the auditors to discuss matters pertaining to the audit and any other matter which the Committee or the auditors may wish to discuss. In addition, the Audit Committee would recommend the appointment of new independent auditors to the Board of Directors if future circumstances were to indicate that such action was desirable. The Board of Directors does not maintain executive or nominating committees. Stockholders who may wish to suggest individuals for possible future consideration for Board positions should direct recommendations to the Board of Directors at Reunion Industries' principal offices.

Director Compensation

   Directors not otherwise compensated by Reunion Industries receive annual retainers of $18,000 for service on the Board and $500 for each Board or committee meeting attended. Compensation paid to non-employee directors during 1998 for service in all Board capacities aggregated $111,000. Directors are reimbursed for the actual cost of any travel expenses incurred. Additionally, non-employee directors of Reunion Industries are eligible for awards under the 1998 Stock Option Plan of Reunion Industries. On February 13, 1998, the Board of Directors granted options to purchase 15,000 shares of common stock to each of Mr. Amonett, Mr. Cassidy, Mr. Clerihue, Mr. Myers and Mr. Poole. The options are exercisable for ten years from the date of grant for an exercise price of $5 1/16 and vested immediately.

Security Ownership of Certain Beneficial Owners and Management

   As of March 19, 1999, Reunion Industries had outstanding 3,900,065 shares of common stock. The following table sets forth information regarding the beneficial ownership of Reunion Industries' common stock at March 19, 1999, by
(i) each stockholder known to the Company to own 5% or more of the Company's common stock, (ii) each director of Reunion Industries, (iii) each of the chief executive officer and the other named executive officers and (iv) all current directors and executive officers as a group. Except as set forth in the footnotes to the following table, each stockholder has sole dispositive and voting power with respect to the shares of Reunion Industries' common stock shown as owned by him.

                                                        Amount and      Percent
                  Name (and Address                       Nature          of
             of 5% of Beneficial Owners)               of Ownership      Class
             ---------------------------               ------------     -------
Chatwins Group, Inc...................................  1,525,000(1)     38.4%
 300 Weyman Plaza, Suite 340
 Pittsburgh, PA 15236

Bradley Family Limited Partnership....................  1,525,000(2)     38.4%
 c/o Stanwich Partners, Inc.
 62 Southfield Avenue
 One Stamford Landing
 Stamford, CT 06902

Stanwich Partners, Inc................................  1,525,000(2)     38.4%
 62 Southfield Avenue
 One Stamford Landing
 Stamford, CT 06902

Stanwich Financial Services Corp......................    271,280(3)      7.0%
 c/o Stanwich Partners, Inc.
 62 Southfield Avenue
 One Stamford Landing
 Stamford, CT 06902

Thomas N. Amonett.....................................     49,000(4)      1.3%

Charles E. Bradley, Sr................................  1,538,800(5)     38.6%

Thomas L. Cassidy.....................................     30,000(4)      0.8%

W. R. Clerihue........................................     20,000(4)      0.5%

Franklin Myers........................................    118,710(4)      3.0%

John G. Poole.........................................  1,540,000(2,4)   38.6%

Richard L. Evans......................................     63,000(6)      1.6%

David N. Harrington...................................          0         0.0%

All current directors and executive officers as a
 group (8 individuals)................................  1,834,510(7)     44.5%

--------
(1) Includes 75,000 shares that may be purchased pursuant to currently exercisable warrants, with respect to which Chatwins Group has dispositive power only.
(2) Includes all shares of common stock shown as beneficially owned by Chatwins Group. The Bradley FLP, established by Mr. Bradley in May 1998 for estate planning purposes and of which Mr. Bradley owns 1%
   as general partner and 55% as a limited partner. The Bradley FLP has designated Stanwich Partners, Inc. ("SPI") to vote these shares and SPI in turn has designated Mr. Poole, who is one of its officers, as the person to vote these shares on its behalf. Pursuant to Rule 13d-3, the Bradley FLP may be deemed to be the beneficial owner of these shares with shared dispositive power with respect thereto, and SPI and Mr. Poole may be deemed to be the beneficial owner of these shares with voting power with respect thereto.
(3) Acquired by Stanwich Financial Services from Parkdale Holdings Corporation N.V. pursuant to a settlement agreement with respect to loans secured by these shares. On January 28, 1999, Reunion Industries Board of Directors resolved to permit this transaction notwithstanding the Transfer Restrictions in Reunion Industries' Articles of Incorporation after determining that, based on the facts presently in existence, the transaction will not jeopardize Reunion Industries' full utilization of its tax benefits.
(4) Includes options to purchase 15,000 shares of common stock.
(5) Includes all shares of common stock shown as beneficially owned by Chatwins Group. Mr. Bradley is Chairman of the Board of Chatwins Group as well as the beneficial owner of more than 50% of the issued and outstanding shares of Chatwins Group and may, under Rule 13d-3, be deemed beneficial owner of all shares of Reunion Industries common stock beneficially owned by Chatwins Group. Mr. Bradley disclaims such beneficial ownership. Includes currently exercisable options to purchase 13,800 shares of common stock.
(6) Includes currently exercisable options to purchase 54,535 shares of common stock.
(7) Includes currently exercisable warrants and options to purchase an aggregate of 218,335 shares of common stock.

Executive Officers of Reunion Industries

   The following table sets forth the names and ages of all executive officers of the Company and its principal subsidiary and their positions and offices with the Company:

Name                     Position                                                        Age
----                     --------                                                        ---
Charles E. Bradley,
 Sr..................... Director, President and Chief Executive Officer                  69
Richard L. Evans........ Executive Vice President, Chief Financial Officer and Secretary  46
David N. Harrington..... President and Chief Executive Officer, ORC                       58

   The business experience of Mr. Bradley is described above in the section entitled "Nominees--Charles E. Bradley, Sr."

   Richard L. Evans joined the Company as Executive Vice President and Chief Financial Officer in October 1995. He was appointed Secretary of the Company in December 1995. From May 1993 to September 1995, he was Controller of Terex Corporation, a capital goods manufacturer. From October 1989 to May 1993, Mr. Evans was Controller of SPI.

   David N. Harrington has served as Chief Executive Officer of Oneida Molded Plastics Corp. ("OMPC") (now a constituent of Oneida Rostone Corp., a wholly-owned subsidiary of the Company), since December 1989 and as its President since October 1990. From March 1986 through December 1989, Mr. Harrington served as Vice President and General Manager of OMPC.

Executive Compensation and Other Information

   The following table reflects all forms of compensation for services to Reunion Industries for the years ended December 31, 1998, 1997 and 1996, of those individuals who were at December 31, 1998 (i) the chief executive officer and (ii) the other named executives officers:

 Summary Compensation Table

                                      Annual Compensation             Long-Term
                             -------------------------------------- Compensation
                                                     Other Annual   Stock Options    All Other
Name and Principal Position  Year  Salary  Bonus(1) Compensation(2)   (Shares)    Compensation(3)
---------------------------  ---- -------- -------- --------------- ------------- ---------------
Charles E. Bradley,
 Sr.....................     1998 $150,000 $     0      $     0        75,000         $    0
 President and Chief
  Executive                  1997  100,000       0            0             0            300
  Officer                    1996  100,000       0            0             0            312
Richard L. Evans........     1998 $165,000 $15,000      $     0        20,000         $7,411
 Executive Vice
  President,                 1997  150,000  75,000            0             0          4,662
 CFO and Secretary           1996  135,000  30,000            0        50,000          4,352
David N. Harrington.....     1998 $255,000 $     0      $52,000             0         $3,064
 President and Chief
  Executive                  1997  259,904  51,000       52,000             0          2,614
 Officer, ORC                1996  240,000  48,000       52,000             0          2,297

--------
(1) Amounts shown for bonuses are amounts earned for the period shown, although such bonuses are generally paid in the subsequent year.
(2) Includes automobile allowance, and certain deferred compensation.
(3) Contributions under nondiscriminatory defined contribution plan and certain health insurance plans of Reunion Industries and/or its subsidiaries. Reunion Industries maintains a voluntary employee retirement plan under which employees of Reunion Industries and its subsidiaries may contribute up to 18% of their pre-tax earnings, with Reunion Industries making matching contributions of 25% of each employee's contribution, not to exceed 4% of each participant's pre-tax earnings.

 Option Grants In Last Fiscal Year

   The following table sets forth information with respect to the options to purchase shares of common stock granted under all stock option plans to the named executive officers in the fiscal year ended December 31, 1998.

                                                                                   Potential Realizable
                                                                                     Value At Assumed
                                                                                     Annual Rates of
                          Number of                                                    Stock Price
                          Securities  Percent of Total                               Appreciation for
                          Underlying    Options/SARs                                   Option Term
                           Options/      Granted to    Exercise or Base Expiration --------------------
          Name           SARs Granted Employees in FY  Price ($/Share)     Date      5%($)     20%($)
          ----           ------------ ---------------- ---------------- ---------- --------- ----------
Charles E. Bradley......    75,000           44%           $7.21875     05/19/2003 $  86,768 $  252,273
Richard L. Evans........    20,000           12%           $5.0625      02/13/2003 $  27,975 $   61,814

 Option Exercises In Last Fiscal Year and Year-End Values

   The following table sets forth information with respect to the exercise of options during the year ended December 31, 1998 and the unexercised options to purchase shares of common stock granted under all stock option plans to the named executive officers and held by them at December 31, 1998:

                                                                Number of
                                                          Securities Underlying     Value of Unexercised
                                                         Unexercised Options at    in-the-Money Options at
                            Number of                       December 31, 1998       December 31, 1998(1)
                         Shares Acquired                ------------------------- -------------------------
          Name             On Exercise   Value Realized Exercisable Unexercisable Exercisable Unexercisable
          ----           --------------- -------------- ----------- ------------- ----------- -------------
Charles E. Bradley......        -0-             -0-       13,800       61,200(2)      -0-          -0-
Richard L. Evans........      7,465          $4,199       46,535       16,000(3)      -0-          -0-

--------
(1) None of the outstanding options were in-the-money at December 31, 1998. In addition to the options granted in 1998 to Mr. Bradley and Mr. Evans, Mr. Evans has exercisable options for 42,535 shares at $4.4375 per share. The closing sales price of the common stock on NASDAQ Small-Cap Market on December 31, 1998 was $2.75.
(2) These options become exercisable in annual 13,800 share increments on May 19,1999 through May 19, 2002 and 6,000 shares on January 2, 2003.
(3) These options become exercisable in 8,000 share increments on February 13, 1999 and February 13, 2000.

 Oneida Pension Plan

   The Oneida Molded Plastics Corp. Employee Retirement Plan #3 (the "Oneida Pension Plan") covers substantially all of the employees of the former Oneida Molded Plastics Corp. (a constituent of ORC). The monthly amount payable at age 65 is 1% of a participant's average monthly compensation for the five highest consecutive years of compensation times years of participation to a maximum of 30 years. Effective January 1, 1997, benefits for salaried employees except certain executives were frozen under the Oneida Pension Plan and no additional benefits will be earned for future service. In conjunction with the freeze, these employees are eligible to participate in Reunion Industries' 401(k) Plan. Oneida hourly employees will continue to participate in the Oneida pension plan.

   The following table shows estimated annual gross benefits payable from the Oneida Pension Plan as a single life annuity upon retirement at age 65 for employees in the salary classifications and within the five years of participation specified. Various optional forms of benefits are payable in lieu of a single life annuity. The maximum annual benefit payable under the Oneida Pension Plan is that permitted by applicable law or regulations.

                               Pension Plan Table

                                       Years of Participation
                     ----------------------------------------------------------
Remuneration             15         20          25          30          35
------------         ---------- ----------- ----------- ----------- -----------
125,000............. $18,750.00 $ 25,000.00 $ 31,250.00 $ 37,500.00 $ 37,500.00
150,000............. $22,500.00 $ 30,000.00 $ 37,500.00 $ 45,000.00 $ 45,000.00
175,000............. $26,250.00 $ 35,000.00 $ 43,750.00 $ 52,500.00 $ 52,500.00
200,000............. $30,000.00 $ 40,000.00 $ 50,000.00 $ 60,000.00 $ 60,000.00
225,000............. $33,570.00 $ 45,000.00 $ 56,250.00 $ 67,500.00 $ 67,500.00
250,000............. $37,500.00 $ 50,000.00 $ 62,500.00 $ 75,000.00 $ 75,000.00
300,000............. $45,000.00 $ 60,000.00 $ 75,000.00 $ 90,000.00 $ 90,000.00
400,000............. $60,000.00 $ 80,000.00 $100,000.00 $120,000.00 $120,000.00
450,000............. $67,500.00 $ 90,000.00 $112,500.00 $135,000.00 $135,000.00
500,000............. $75,000.00 $100,000.00 $125,000.00 $150,000.00 $150,000.00

   Mr. Harrington is eligible to participate in this Plan. Mr. Harrington's compensation for 1998 (included in the executive compensation table) covered by the Oneida Pension Plan is $160,000 and he currently has twelve years of service.

 Employment Contracts, Termination of Employment and Change-in-Control Arrangements

   ORC (then Oneida Molded Plastics Corp.) entered into an Employment Agreement (the "Harrington Employment Agreement"), effective as of January 1, 1995, with David N. Harrington, its President. Pursuant to the Harrington Employment Agreement, Mr. Harrington received (i) an annual base salary of $225,000 in 1995, increased to $240,000 in 1996 and $255,000 in 1997, (ii) an annual cash bonus of up to 50% of his annual base salary based upon ORC's actual performance for the year as compared to ORC's budgeted performance for the year, (iii) a monthly car allowance of $1,000 and (iv) coverage under ORC's fringe benefit plans for executives. In certain circumstances, Mr. Harrington is entitled to receive up to 24 months of his base salary upon termination of his employment. During the term of the Harrington Employment Agreement, Mr. Harrington is required to maintain a reverse split-dollar universal life insurance policy on his life in the amount of $2 million payable to ORC. ORC is required to reimburse Mr. Harrington for up to $26,244 of the annual premiums paid for such policy. If Mr. Harrington's employment is terminated for any reason other than death, he may request that ORC assign its right to receive the proceeds of such life insurance policy to Mr. Harrington. Effective January 1, 1995, Mr. Harrington is eligible to earn deferred compensation at the rate of $3,333.33 per month. The Harrington Employment Agreement expired by its terms on December 31, 1997, but has been extended by oral agreement at the same salary as in 1997.

 Compensation Committee Report

   The Compensation Committee of the Board of Directors has furnished the following report on executive compensation for 1998:

   The Board of Directors pursues a philosophy of seeking to improve Reunion Industries' performance and to maximize stockholder value by, among other things, relating executive compensation and stock-based benefits to Reunion Industries' performance. In general, executive financial rewards may be segregated into the following significant components: base compensation, bonus, and stock option and other benefit plans.

   Base compensation for senior executives is intended to be competitive with that paid in comparably situated companies, but with a reasonable degree of financial security and flexibility afforded to those individuals who are regarded by the Board of Directors as acceptably discharging the levels and types of responsibility implicit in the various senior executive positions. While the committee's principal concern is with establishing compensation programs and setting executive compensation at levels which are somewhat reflective of those prevailing in the molded plastics industry for similar executive positions, no comparability studies were conducted for executive salaries to be paid in 1998.

   Under the supervision of the Compensation Committee, annual bonuses reflect a policy of requiring a specified level of Reunion Industries performance for the year before any bonuses are earned by senior executives, with bonuses for achieving higher levels of performance directly related to the level achieved. In setting performance criteria, the Committee will consider the total compensation payable or potentially available to the chief executive and other executives officers. While the development of any business necessarily involves numerous factors, the board's primary emphasis will be on encouraging management to increase Reunion Industries' net assets and cash flow, and in certain instances, rationalization of certain Reunion Industries businesses or assets. Mr. Harrington did not receive an award for 1998 from Reunion Industries' ORC subsidiary based upon ORC's failure to attain specific earnings objectives in 1998. The $15,000 bonus awarded to Mr. Evans was at the discretion of the Board, based upon his performance in managing the acquisitions, divestitures, financial and administrative activities of Reunion Industries.

   The Board of Directors is of the view that properly designed and administered long-term, stock-based incentives for senior executives closely align the executives' economic interests with those of stockholders and provide a direct and continuing focus upon the goal of constantly striving to maximize stockholder value. The Compensation Committee intends, with any necessary concurrence of the Board of Directors, to continue to consider alternate forms of stock-based incentives with a view to achieving the maximum possible performance based benefit to all senior executives at the least possible cost and the greatest attainable economic efficiency to Reunion Industries, with such benefits designed as nearly as practicable to directly align the economic interests of professional managers with those of Reunion Industries' stockholders.

   Pursuant to applicable rules of the SEC, as of March 19, 1999 members of the Compensation Committee are deemed to own beneficially an aggregate of 54,000 shares, or 1.4% of the Company's outstanding common stock. See "Ownership Information--Reunion Industries--Security Ownership of Certain Beneficial Owners and Management".

 Compensation Committee Interlocks and Insider Participation

   See "Election of Directors--Nominees--Thomas N. Amonett" above.

   See "Election of Directors--Nominees--Thomas L. Cassidy" above, "Ownership Information--Reunion Industries--Security Ownership of Certain Beneficial Owners and Management", and "Certain Relationships and Related Transactions" for a discussion of Mr. Cassidy's relationship to Chatwins Group and Mr. Cassidy's and Chatwins' relationship to Reunion Industries.

                                          The Compensation Committee
                                          Thomas L. Cassidy, Chairman
                                          Thomas N. Amonett
                                          W.R. Clerihue

Common Stock Performance Graph

   The following graph illustrates the yearly percentage change in the cumulative total stockholder return on Reunion Industries' common stock, compared with the cumulative total return on (i) the Standard & Poor's 500 Stock Index, and (ii) a "Peer Group" Index (the "Peer Group") for the five years ended December 31, 1998./1/:

                             Five Year Total Return

                              [Graph Appears Here]

                                                   Fiscal Year Ending
                                         ---------------------------------------
                 Company                 1993  1994   1995   1996   1997   1998
                 -------                 ---- ------ ------ ------ ------ ------
Reunion Industries, Inc................. 100   83.33  83.33  66.67  86.46  45.83
Peer Group.............................. 100   84.55  97.70 103.08 133.67 195.18
Broad Index............................. 100  101.32 139.40 171.41 228.59 293.92

--------
1 Tabular data assumes that the value of the investment in Reunion Industries' common stock and each index was $100 at January 1, 1994 and that all dividends, if any, were reinvested.

2 Standard & Poor's 500 Total Return Index provided by Media General Financial Services, Inc.

3 Total Return Index provided by Media General Financial Services, Inc. for the Peer Group of seven companies selected by Reunion Industries. Calnetics Corp. and Sun Coast Industries, Inc., used previously in this Peer Group by Reunion Industries, have since then been acquired, are no longer publicly traded, and hence have been omitted. The Peer Group is made up of the following:

  Advanced Technical Products          Rotonics Manufacturing
  Essef Corp.                          Summa Industries
  Glassmaster Co.                      Triple S Plastics Inc.
  Myers Industries Inc.

Compliance With Section 16(A) of Securities Exchange Act of 1934

   Section 16(a) of the Securities Exchange Act of 1934, as amended requires Reunion Industries' directors and officers and person own won beneficially more than 10% of the common stock of Reunion Industries to file with the Securities and Exchange Commission and the National Association of Securities Dealers initial reports of beneficial ownership and reports of changes in beneficial ownership of the common stock of Reunion Industries. Directors, officers and person owning more than 10% of the common stock of Reunion Industries are required to furnish Reunion Industries with copies of all such reports. Mr. Evans failed to timely file Form 4 in March 1998 regarding the exercise of options and Form 5 for the fiscal year ending December 31, 1998. Mr. Myers failed to timely file Form 4 in June 1998 regarding the exercise of warrants and Form 5 for the fiscal year ending December 31, 1998. Messrs. Amonett, Bradley, Cassidy, Clerihue and Poole failed to timely file Form 5 for the fiscal year ending December 31, 1998. All individuals have subsequently filed the required forms.

Deadline For Stockholder Proposals

   Proposals of stockholders of Reunion Industries intended to be presented at the 2000 annual meeting of stockholders must be received by the Secretary of Reunion Industries at One Stamford Landing, 62 Southfield Avenue, Stamford,
Connecticut 06902, by    . If such proposals are in compliance with all of the
requirements of Rule 14a-8 under the Exchange Act, they will be included in the proxy statement and set forth on this form of proxy issued for the next annual meeting of stockholders.

   If a stockholder intends to present a proposal at the 2000 annual meeting of stockholders without seeking to include the proposal in Reunion Industries' proxy statement, management proxies will be entitled to use the discretionary voting authority that will be contained in the proxies for the 2000 annual meeting of stockholders to vote on the stockholder's proposal at the 2000 annual meeting of stockholders, unless prior notice of the proposal is given to
Reunion Industries no later than    , 2000. If the stockholder fails to do so,
Reunion Industries' management proxies for the 2000 annual meeting of stockholders will be entitled to use their discretionary voting authority on that proposal, without any discussion of the mater in Reunion Industries' proxy materials.

   Copies of Reunion Industries' Annual Report on Form 10-K (excluding exhibits) for the fiscal year ended December 31, 1998, as filed with the Securities and Exchange Commission, will be furnished free of charge, upon written request, to stockholders who have not previously received a copy from Reunion Industries. In addition, Reunion Industries will furnish any exhibit to its Annual Report on Form 10-K upon payment of a fee limited to Reunion Industries' reasonable expenses in furnishing such exhibit upon written request. Written requests may be directed to Richard L. Evans, Secretary, Reunion Industries, Inc., 62 Southfield Avenue, One Stamford Landing, Stamford, Connecticut 06902.

                                    EXPERTS

   The consolidated financial statements of (i) Reunion Industries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, and (ii) Chatwins Group as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this proxy statement/prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Reunion Industries, Inc.
Report of Independent Certified Public Accountants.........................  F-2
Consolidated Balance Sheet.................................................  F-3
Consolidated Statements of Operations......................................  F-4
Consolidated Statements of Cash Flows......................................  F-5
Consolidated Statements of Stockholders' Equity............................  F-6
Notes to Consolidated Financial Statements.................................  F-7
Chatwins Group, Inc.
Report of Independent Certified Public Accountants......................... F-35
Consolidated Balance Sheet................................................. F-36
Consolidated Statement of Income and Comprehensive Income.................. F-37
Consolidated Statement of Cash Flows....................................... F-38
Notes to Consolidated Financial Statements................................. F-39

                       Report of Independent Accountants

To the Board of Directors and
Shareholders of Reunion Industries, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Reunion Industries, Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of the consolidated financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the cash flows historically generated by the Company may not be sufficient to enable it to meet its obligations when they come due, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICEWATERHOUSECOOPERS LLP

New York, New York
March 17, 1999

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                 (In Thousands)

                                                               December 31,
                                                             -----------------
                           ASSETS                              1998     1997
                           ------                            --------  -------
Current Assets
  Cash and Cash Equivalents................................. $  2,009  $ 2,085
  Accounts Receivable, Less Allowance for Doubtful Accounts
   of $360 and $375, respectively...........................   12,389   12,284
  Inventories...............................................    7,104    7,570
  Customer Tooling-in-process...............................      897    1,773
  Other Current Assets......................................      803      495
                                                             --------  -------
    Total Current Assets....................................   23,202   24,207
                                                             --------  -------
Property, Plant and Equipment--Net..........................   41,353   35,293
                                                             --------  -------
Other Assets
  Goodwill, net of Accumulated Amortization of $2,170 and
   $1,481, respectively.....................................    8,371    9,060
  Investment in Joint Venture...............................       --    1,622
  Debt Issuance Costs.......................................    1,088      344
  Assets Held for Sale......................................      376      369
  Other.....................................................      484    1,164
                                                             --------  -------
                                                               10,319   12,559
                                                             --------  -------
                                                             $ 74,874  $72,059
                                                             ========  =======
            LIABILITIES AND SHAREHOLDERS' EQUITY
            ------------------------------------
Current Liabilities
  Current Portion of Long-term Debt......................... $ 11,155  $11,568
  Short Term Debt--Related Parties..........................    1,015       --
  Accounts Payable..........................................    8,684    9,328
  Advances From Customers...................................    1,249    2,484
  Accrued Bargo Judgment....................................    8,425       --
  Accrued Salaries, Vacation and Benefits...................    1,688    1,940
  Accrued Environmental Costs...............................    1,723      983
  Other Current Liabilities.................................    2,180    1,731
                                                             --------  -------
    Total Current Liabilities...............................   36,119   28,034
Long-Term Debt..............................................   15,245   11,112
Long-Term Debt--Related Parties.............................    1,385    1,542
Other Liabilities...........................................    3,279    2,914
                                                             --------  -------
    Total Liabilities.......................................   56,028   43,602
                                                             --------  -------
Redeemable Preferred Stock of Consolidated Subsidiary.......      607       --
Minority Interests..........................................    2,000      140
Commitments and Contingencies (Note 15)
Shareholders' Equity
  Common Stock ($.01 par value; 20,000 authorized; 3,900 and
   3,855 issued and outstanding, respectively)..............       39       38
  Additional Paid-in Capital................................   29,332   29,242
  Retained Earnings (Since January 1, 1989).................  (12,961)    (578)
  Foreign Currency Translation Adjustments..................     (171)    (385)
                                                             --------  -------
    Total Shareholders' Equity..............................   16,239   28,317
                                                             --------  -------
                                                              $74,874  $72,059
                                                             ========  =======

          See Accompanying Notes to Consolidated Financial Statements.

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (In Thousands, Except Per Share Data)

                                                     Year Ended December 31,
                                                     --------------------------
                                                       1998     1997     1996
                                                     --------  -------  -------
Operating Revenue
  Plastic Products and Services....................  $ 95,064  $93,378  $60,305
  Agriculture .....................................     2,254       --       --
                                                     --------  -------  -------
                                                     $ 97,318  $93,378  $60,305
Operating Costs and Expenses
  Plastic Products and Services--Cost of Sales.....    80,861   78,871   50,664
  Agriculture--Cost of Sales.......................     2,227       --       --
  Writedown of Excess Equipment....................        --      958       --
  Selling, General and Administrative..............    11,373   11,036    8,192
  Provision for Merger and Refinancing Costs.......     1,362       --       --
                                                     --------  -------  -------
                                                       95,823   90,865   58,856
                                                     --------  -------  -------
Operating Income ..................................     1,495    2,513    1,449
                                                     --------  -------  -------
Other Income and (Expense)
  Interest Expense.................................    (3,221)  (3,267)  (2,402)
  Provision for Bargo Judgment and Related Costs...    (9,239)      --       --
  Equity In Income (Loss) of The Juliana Preserve..      (388)     330     (266)
  Equity In Writedown of The Juliana Preserve Real
   Estate Development Costs........................        --     (855)  (1,290)
  Other, Including Interest Income.................       252      384      691
                                                     --------  -------  -------
                                                      (12,596)  (3,408)  (3,267)
                                                     --------  -------  -------
Loss From Continuing Operations Before Income
 Taxes.............................................   (11,101)    (895)  (1,818)
  Income Tax Benefit (Expense).....................       661      (86)    (876)
                                                     --------  -------  -------
Loss From Continuing Operations....................   (10,440)    (981)  (2,694)
                                                     --------  -------  -------
Income (Loss) From Discontinued Operations
  Disposal of Oil and Gas Operations...............    (1,710)      --    1,122
  Disposal of Agriculture Operations...............        --      710     (710)
                                                     --------  -------  -------
                                                      (1,710)      710      412
                                                     --------  -------  -------
Extraordinary item--loss on early extinguishment of
 debt .............................................      (233)      --       --
                                                     --------  -------  -------
Net Loss...........................................   (12,383)    (271)  (2,282)
Foreign Currency Translation Adjustment............       214     (356)     (29)
                                                     --------  -------  -------
Comprehensive Loss.................................  $(12,169) $  (627) $(2,311)
                                                     ========  =======  =======
Earnings per share--Basic and Diluted
  Loss from Continuing Operations..................  $  (2.69) $ (0.25)   (0.70)
  Income (Loss) from Discontinued Operations.......     (0.44)    0.18     0.11
  Extraordinary Item...............................     (0.06)      --       --
                                                     --------  -------  -------
  Net Loss.........................................  $  (3.19) $ (0.07) $ (0.59)
                                                     ========  =======  =======
Weighted Average Number of Common Shares
 Outstanding
  Basic and Diluted................................     3,881    3,855    3,855
                                                     ========  =======  =======

          See Accompanying Notes to Consolidated Financial Statements.

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In Thousands)

                                                     Year Ended December 31
                                                    ---------------------------
                                                      1998     1997      1996
                                                    --------  -------  --------
Cash Flows From Operating Activities:
  Net Loss........................................  $(12,383) $  (271) $ (2,282)
  Adjustments to Reconcile Net Loss to Net Cash
   Provided by (Used in) Operating Activities:
   Depreciation, Depletion and Amortization.......     3,634    3,062     1,694
   Goodwill Amortization..........................       689      706       591
   Debt issuance costs amortization...............     1,157       --        --
   Bargo Judgment Provision.......................     8,425       --        --
   Provision for Environmental Remediation........     1,200       --        --
   Provision for Tax Audit Settlement.............       510       --        --
   Impairment of Assets...........................        --      958        --
   (Gain) Loss on Disposal of Discontinued
    Operations....................................        --     (710)      710
   Equity In Income of Joint Venture, Before
    Depreciation..................................       (22)    (640)      (39)
   Write Off Of Joint Venture Costs...............        --      855     1,290
   Allowance for possible denial of AMT refund
    claim.........................................        --       --       750
                                                    --------  -------  --------
                                                       3,210    3,960     2,714
  Changes in Assets and Liabilities, net of
   effects from acquisitions:
   (Increase) Decrease in Accounts Receivable.....       (16)     113       120
   (Increase) Decrease in Inventories.............       503     (310)      (29)
   Increase (Decrease) in Accounts Payable........      (718)     530    (1,113)
   Other..........................................      (604)    (258)     (449)
                                                    --------  -------  --------
Net Cash Provided by (Used in) Operating
 Activities.......................................     2,375    4,035     1,243
                                                    --------  -------  --------
Cash Flows From Investing Activities:
  Sale of Property, Plant and Equipment...........     2,560       --     2,046
  Purchase of Joint Venture Interest..............    (2,178)      --        --
  Other Capital Expenditures......................    (3,113)  (3,868)     (985)
  Acquisition of businesses, net of cash
   acquired.......................................        --       --    (5,384)
  Sale of Discontinued Operations.................        --    2,200     8,998
  Other...........................................       512      141        25
                                                    --------  -------  --------
Net Cash Used in Investing Activities.............    (2,219)  (1,527)    4,700
                                                    --------  -------  --------
Cash Flows From Financing Activities:
  Debt issuance costs.............................    (1,901)      --      (786)
  Proceeds from Issuance of Debt..................     7,102    2,746    10,509
  Repayments of Debt..............................   (10,208)  (3,889)  (18,698)
  Increase (Decrease) in Short Term Borrowings....     3,439     (702)    3,910
  Proceeds from issuance of subsidiary preferred
   stock..........................................       586       --        --
  Proceeds of capital grants......................       300       --        --
  Proceeds From Exercise of Common Stock Options
   and Warrants...................................        91       --        --
                                                    --------  -------  --------
Net Cash Used in Financing Activities.............      (591)  (1,845)   (5,065)
                                                    --------  -------  --------
Effect of Exchange Rate on Cash...................       359       15        --
                                                    --------  -------  --------
Increase (Decrease) in Cash and Cash Equivalents..       (76)     678       878
Cash and Cash Equivalents at Beginning of Period..     2,085    1,407       529
                                                    --------  -------  --------
Cash and Cash Equivalents at End of Period........  $  2,009  $ 2,085  $  1,407
                                                    ========  =======  ========

          See Accompanying Notes to Consolidated Financial Statements.

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (In Thousands)

                                          Year Ended December 31,
                                -----------------------------------------------
                                     1998            1997            1996
                                --------------  --------------  ---------------
                                Shares Amounts  Shares Amounts  Shares  Amounts
                                ------ -------  ------ -------  ------  -------
Common Stock, Par Value $.01
 per Share
  Beginning Balance............ 3,855  $    38  3,855  $    38  4,112   $    40
  Retirement of Treasury
   Shares......................                    --       --   (257)       (2)
  Exercise of Stock Options and
   Warrants....................    45        1     --       --               --
                                -----  -------  -----  -------  -----   -------
  Ending Balance............... 3,900       39  3,855       38  3,855        38
Additional Paid-in Capital
  Beginning Balance............         29,242          29,242           31,037
  Retirement of Treasury
   Shares......................             --              --           (1,795)
  Exercise of Stock Options and
   Warrants....................             90              --
                                       -------         -------          -------
  Ending Balance...............         29,332          29,242           29,242
                                       -------         -------          -------
Retained Earnings
  Beginning Balance............           (578)           (307)           1,975
  Net Loss.....................        (12,383)           (271)          (2,282)
                                       -------         -------          -------
  Ending Balance...............        (12,961)           (578)            (307)
                                       -------         -------          -------
Less Treasury Shares
  Beginning Balance............                                  (257)   (1,798)
  Retirement of Treasury
   Shares......................                                   257     1,798
  Ending Balance...............                                    --        --
                                                                -----   -------
Foreign Currency Translation
 Adjustments
  Beginning Balance............           (385)            (29)              --
  Current Year Adjustments.....            214            (356)             (29)
                                       -------         -------          -------
  Ending Balance...............           (171)           (385)             (29)
                                       -------         -------          -------
Total Shareholders' Equity..... 3,900  $16,239  3,855  $28,317  3,855   $28,944
                                =====  =======  =====  =======  =====   =======

          See Accompanying Notes to Consolidated Financial Statements.

                            REUNION INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

                  (amounts in thousands, except share amounts)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Businesses

   Reunion Industries, Inc. ("RII") is the successor, by merger effective April 19, 1996, to Reunion Resources Company. As used herein, the term "Company" refers to RII, its predecessors and its subsidiaries unless the context indicates otherwise. The Company, through its wholly owned subsidiary, Oneida Rostone Corp. ("ORC"), manufactures high volume, precision plastic products and provides engineered plastics services. The Company through its wholly owned subsidiary, Juliana Vineyards ("Juliana"), is also engaged in wine grape agricultural operations in Napa County, California. The Company was previously primarily engaged in oil and gas production in the United States; this business was discontinued in 1995 (see Note 3). Information presented in the footnotes is based on continuing operations unless the context indicates otherwise.

   On February 26, 1999, the company announced that it had commenced discussions with a third party to sell ORC. The Company also announced that it has reinstituted merger discussions with Chatwins Group, Inc. ("Chatwins," a related party--see Note 13) and has held financing discussions with prospective lenders in connection with the proposed merger. The discussions with the third party to sell ORC have subsequently been terminated. The Company has now decided to suspend its plans for the sale of ORC in light of the ongoing discussions regarding the possible merger with Chatwins and the related refinancings. The Company has also had discussions regarding possible acquisitions of Stanwich Acquisition Corp., doing business as King-Way Material Handling Company ("King-Way") and of NPS Acquisition Corp., doing business as NAPTech ("NAPTech"), at the same time as the Chatwins merger. King-Way and NAPTech are affiliates of Chatwins and the Company (see Note 13).

 Going Concern Considerations

   The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred losses in each of the last five years, including a loss of $12,383 in the year ended December 31, 1998. Corporate expenses, including salaries and benefits, professional fees and other public company costs, are expected to approximate $1,500 annually. Legal costs to appeal the Bargo litigation (see Note 15) and the cost of collateralizing the Bargo appeal bond will add to corporate requirements. In addition, a significant portion of the $1,503 accrued for environmental remediation of the Louisiana properties (see
Note 15) is expected to be expended during the next twelve months, and a settlement payment for the California tax audit (see Note 15) is expected to be made.

   As described in Note 8, ORC closed a new credit facility with The CIT Group/Business Credit, Inc. in October 1998. This new credit facility limits payments to Reunion by ORC and Juliana. The new credit facility also provides a letter of credit guarantee to provide credit support for a supersedeas bond in the Bargo litigation. Since October 1998, substantially all the amounts otherwise permitted to be paid by ORC to Reunion have been used to fund letter of credit and guarantee fees relating to the supersedeas bond.

   Without additional financing, management believes that the Company will not have sufficient resources to meet its corporate expenses and legal and environmental costs as they become due over the next twelve months. During 1998, the Company borrowed a total of $1,015 from Stanwich Financial Services Corp., ("SFSC"), a related party--see Note 13. These borrowings bear interest at 15%, and were due to mature September 30, 1998. SFSC has agreed to extend the maturity date to December 31, 1999 while the Company seeks additional financing. There can be no assurances that such financing will be arranged, or that SFSC will extend the maturity indefinitely or lend additional funds. If the Company is unable to arrange additional financing, it may be necessary to sell one or more of the Company's businesses.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   As described above, the Company has announced that it has had merger discussions with Chatwins, King-Way and NAPTech and has held financing discussions with prospective lenders. If such transactions are completed, management believes that there will be sufficient resources for the Company's requirements. There can be no assurances that any of these transactions can be consummated.

 Principles of Consolidation

   The consolidated financial statements include the accounts of RII and its majority owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation. As described in Note 6, Juliana purchased the interest of its joint venture partner in the Juliana Preserve in September 1998 and, accordingly, the agricultural operations are included on a consolidated basis subsequent to that date. Prior to September 1998, the Company accounted for the agricultural operations on the equity method.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimates of amounts payable in connection with certain litigation and environmental remediation (see Note 15) and estimates of the recoverable value of businesses and other assets held for sale (see Notes 3 and 7).

 Revenue Recognition

   Revenue is recognized as products are delivered and services are provided to customers. Revenues and costs associated with the production of customer tools are deferred until the tools are completed and delivered to the customer. These revenue and cost deferrals are classified as Advances from Customers and Customer Tooling-in-process, respectively, in the Consolidated Balance Sheets. Revenues for wine grape sales are recognized when grapes are delivered to customers.

 Cash and Cash Equivalents

   Cash equivalents include time deposits, certificates of deposit and all highly liquid instruments with maturities when purchased of three months or less.

   Restricted cash balances aggregating $177 and $134 at December 31, 1998 and 1997, respectively, have been included in Other Assets based on the nature of the underlying obligation collateralized. Such balances relate to regulatory operating deposits and other contractual obligations.

 Inventories

   Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Work-in-process and finished goods include material costs, labor costs and manufacturing overhead.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

 Property, Plant and Equipment

   Property, plant and equipment is recorded at cost, including cost as determined by the allocation of the purchase price in business acquisitions accounted for using the purchase method. Expenditures for major renewals and improvements are capitalized while expenditures for maintenance and repairs not expected to extend the life of an asset are charged to expense when incurred. Gains or losses are recognized when property and equipment is sold or otherwise disposed of. Depreciation of property, plant and equipment is provided on the straight-line method over their expected useful lives:

      Plastic Products and Services:
        Machinery and equipment .................................  3 to 12 years
        Buildings and improvements............................... 15 to 40 years
        Land improvements........................................ 10 to 30 years
      Agricultural Operations:
        Land improvements........................................ 20 to 45 years
        Equipment................................................  5 to 45 years

 Long-Lived Assets and Impairment

   Goodwill recorded as a result of business acquisitions is being amortized using the straight-line method over 15 years. The Company reviews long-lived assets, including goodwill, for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable, and recognizes an impairment loss when the future cash flows expected to be generated by the asset are less than the carrying amount of the asset. Long-lived assets held for sale, other than assets to be disposed of in connection with disposal of a discontinued business segment, are reported at the lower of carrying amount or fair value less cost to sell.

 Grants

   Capital grants have been received from the Irish Government Development Agency towards the cost of new buildings and equipment. Capital grants for purchased assets are recorded as deferred credits on the balance sheet and amortized to income over the useful lives of the related assets. Capital grants for leased assets reduce the net present value of lease payments capitalized as leased machinery. Training and feasibility study grants are credited against the related expenses (principally training and travel expenses) as such costs are incurred.

 Translation of Foreign Currencies

   All amounts in the accompanying consolidated financial statements are denominated in U.S. dollars. Assets and liabilities of foreign subsidiaries whose local currency is the functional currency are translated at exchange rates in effect at the balance sheet date. Revenues and expenses of these subsidiaries are translated at average exchange rates during the period. Translation gains and losses are not included in results of operations but are accumulated as a separate component of shareholders' equity. Gains and losses from foreign currency transactions are included in results of operations.

 Environmental Policies

   Environmental expenditures that relate to current operations are either expensed or capitalized depending on the nature of the expenditure. Expenditures relating to conditions caused by past operations that do not

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remediation actions are probable, and the costs can be reasonably estimated (see Note 15).

 Income Taxes

   The Company provides deferred income taxes for all temporary differences between financial and income tax reporting using the liability method. Deferred taxes are determined based on the estimated future tax effect of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. A valuation allowance is recorded for net deferred tax assets if it is more likely than not that such assets will not be realized. The Company has significant net operating loss and investment tax credit carryforwards for tax purposes, a portion of which may expire unutilized (see Note 12).

 Earnings Per Share

   Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during this period. Potential common shares include shares issuable upon exercise of the Company's stock options and warrants (see Note 11).

   Potential common shares relating to options and warrants to purchase common stock aggregating 335,785, 215,750 and 215,750, respectively, were not included in the weighted average number of shares for the years ended December 31, 1998, 1997 and 1996 because their effect would have been anti-dilutive.

 Accounting Pronouncements

   The Financial Accounting Standards Board (FASB) has issued the following accounting pronouncement which the company will be required to adopt in future periods:

   FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that derivative instruments such as options, forward contracts and swaps be recorded as assets and liabilities at fair value and provides guidance for recognition of changes in fair value depending on the reason for holding the derivative. The Company does not presently have significant transactions involving derivative instruments, but may do so in the future. The Company is required to adopt Statement No. 133 for the first quarter of 2000 and may adopt it earlier.

 Supplemental Cash Flow Information

                                                           1998   1997   1996
                                                          ------ ------ ------
Supplemental disclosure of cash flow information:
  Cash paid for interest during the periods.............. $3,208 $3,093 $2,024
  Cash paid for income taxes during the periods..........    105    285    156
Supplemental disclosure of non-cash investing and
 financing activities:
  Assets acquired through capital leases.................    572    254    478
  Debt issued to seller for acquisition of joint venture
   interests.............................................  3,700     --     --
  Debt issued to seller for acquisition of businesses....     --     --  1,775

 Reclassifications

   Certain amounts in prior period statements have been reclassified to conform with current year presentation.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

2. BUSINESS ACQUISITIONS

 Rostone

   On February 2, 1996, the Company acquired (the "Rostone Acquisition") Rostone Corporation ("Rostone") which was merged with and into the Company's subsidiary, Oneida Molded Plastics Corp. The surviving corporation changed its name to ORC. The Company paid $1 to the stockholders of Rostone in 1996. Although the merger agreement provided for additional payments of up to $2,000 in each of 1997 and 1998, no additional payments were made because Rostone did not achieve specified levels of earnings before interest and taxes. In addition, the Company incurred approximately $435 in acquisition related costs. Based on Rostone's earnings for 1996 and 1997, the Company did not pay any additional purchase price.

   The Rostone Acquisition was accounted for using the purchase method, with the purchase price of $436, including acquisition costs, allocated to the assets acquired and liabilities assumed based upon their respective estimated fair values at the date of acquisition. The results of Rostone's operations are included in the consolidated financial statements from the date of acquisition.

   The estimated fair values of assets and liabilities acquired in the Rostone Acquisition are summarized as follows:

      Cash............................................................ $    318
      Accounts Receivable.............................................    3,417
      Inventories.....................................................    1,857
      Other Current Assets............................................       67
      Property, Plant and Equipment...................................    6,445
      Other Assets....................................................       43
      Goodwill........................................................    4,500
      Accounts Payable and Other Current Liabilities..................   (3,852)
      Long-term Debt..................................................  (10,837)
      Other liabilities...............................................   (1,522)
                                                                       --------
        Total......................................................... $    436

 Data Packaging Limited

   On October 21, 1996, DPL Acquisition Corp. ("DPLAC"), a wholly-owned subsidiary of ORC, acquired a 27.5% interest in Data Packaging Limited ("DPL"), a Bermuda corporation operating in Ireland, for a cash payment of $700. On November 18, 1996, DPLAC acquired an additional 68% of the outstanding stock of DPL. Together, these transactions represent the "DPL Acquisition." The purchase price paid by DPLAC for the additional 68% was approximately $2,825, including a cash payment of $1,050 and a $1,775 three year unsecured note, with interest at 10%. The total purchase price for the combined 95.5% interest in DPL, including $100 in acquisition costs, was $3,625, the cash portions of which were funded by the Company's cash balances.

   The remaining 4.5% of the outstanding stock of DPL is owned by Enterprise Ireland, an agency of the Irish government, and is accounted for as a minority interest in the accompanying financial statements.

   The DPL Acquisition was accounted for using the purchase method, with the purchase price of $3,625, including acquisition costs, allocated to the assets acquired and liabilities assumed based upon their respective

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

estimated fair values at the date of acquisition. The results of DPL's operations are included in the consolidated financial statements from the date of acquisition.

   The estimated fair values of assets and liabilities acquired in the DPL acquisition are summarized as follows:

      Accounts Receivable............................................... $2,343
      Inventories.......................................................    786
      Property, Plant and Equipment.....................................  5,231
      Goodwill..........................................................  1,342
      Accounts Payable and Other Current Liabilities.................... (3,167)
      Long-term Debt.................................................... (1,811)
      Other liabilities................................................. (1,099)
                                                                         ------
        Total........................................................... $3,625

   During 1997, the legal ownership of DPL was reorganized to provide certain members of DPL's management with conditional ownership of 15% of DPL. Management's ownership will provisionally vest at the rate of up to 20% each year based on the achievement of certain earnings targets, and will fully vest when 100% provisionally vested or at the end of 2004, whichever is earlier. Until fully vested, any manager's shares revert to the Company upon termination of employment. When fully vested, management has the right to put, and the Company has the right to call, such ownership for settlement in cash for an amount determined by a formula based on a multiple of earnings. Because of the put and call features, the Company accounts for this arrangement as a deferred compensation plan and not as a minority interest. At December 31, 1998, management was provisionally vested in 40% of their 15% ownership and deferred compensation of $413 had been accrued.

   In April 1998, DPL issued 410,000 shares of redeemable preferred stock for IR(Pounds)410,000 to Enterprise Ireland in connection with the receipt of capital grants. Dividends of 3% are payable annually in arrears and the preferred stock is scheduled to be redeemed in three equal installments in 2002, 2003 and 2004.

 Quality Molded Products

   On November 18, 1996, ORC acquired (the "QMP Acquisition") substantially all of the assets and the business and assumed certain liabilities of Quality Molded Products, Inc. ("QMP"). The purchase price paid by ORC was approximately $3,000 cash and the assumption of approximately $6,800 of debt and other liabilities. ORC borrowed approximately $4,100 under an existing secured credit facility to fund the $3,000 QMP Acquisition purchase price and repay a portion of the bank debt assumed. The remaining $2,000 of the bank debt assumed was repaid from the Company's cash balances.

   The QMP Acquisition was accounted for using the purchase method, with the purchase price of $3,416, including acquisition costs, allocated to the assets acquired and liabilities assumed based upon their respective estimated fair values at the date of acquisition. The purchase price was less than the fair value of the net assets acquired, and the difference was allocated to property, plant and equipment. The results of QMP's operations are included in the consolidated financial statements from the date of acquisition.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   The estimated fair values of assets and liabilities acquired in the QMP Acquisition are summarized as follows:

      Accounts Receivable.............................................. $ 2,315
      Inventories......................................................   2,149
      Other Current Assets.............................................      63
      Property, Plant and Equipment....................................   5,687
      Current Portion of Long-term Debt (1)............................  (1,599)
      Accounts Payable and Other Current Liabilities...................  (3,609)
      Long-term Debt (1)...............................................  (1,590)
                                                                        -------
        Total.......................................................... $ 3,416

--------
(1) Debt immediately repaid upon purchase as described above.

 Pro Forma Results

   The following unaudited pro forma results of operations for 1996 have been prepared assuming the acquisitions of Rostone, DPL and QMP had occurred as of January 1, 1996. These pro forma results are not necessarily indicative of the results of future operations or of results that would have occurred had the acquisitions been consummated as of that date.

                                                                     (Unaudited)
                                                                        1996
                                                                     -----------
      Revenues......................................................   $85,282
      Loss From Continuing Operations...............................    (2,865)
      Net Loss......................................................   $(2,453)
      Loss per Share--Basic and Diluted.............................   $  (.64)

3. DISCONTINUED OPERATIONS

 Oil and Gas Operations

   Through November 1995, the Company was engaged in exploring for, developing, producing and selling crude oil and natural gas in the United States through the Company's wholly-owned subsidiary, Reunion Energy Company ("REC"). In November 1995, the Company's Board of Directors resolved to pursue the sale of the Company's oil and gas assets and to discontinue the Company's oil and gas operations. The Company engaged an investment bank specializing in oil and gas transactions to assist in the sale of the oil and gas operations. On April 2, 1996, the Company entered into an agreement to sell REC, including substantially all of its oil and gas assets, to Tri-Union Development Corp. ("Tri-Union"), a subsidiary of Tribo Petroleum Corporation, for a total price of approximately $11,375. On May 24, 1996 the Company completed the sale of REC for proceeds of $8,000 cash and a $2,200 six month note bearing interest at 12%. The purchase price received for REC's stock reflected adjustments for intercompany cash transfers by REC to the Company and certain expenditures by REC between January 1 and the May 24, 1996 closing date. The note was fully paid in February 1997. Upon completion of this transaction, the Company substantially completed the disposal of its discontinued oil and gas operations.

   During 1995, the Company incurred $1,666 of costs to replug a well that had originally been plugged and abandoned in 1994 and that had subsequently been found to be leaking. The Company submitted a claim with its insurance companies for recovery of these costs, which claim was initially denied. The Company provided

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

additional information to the insurance companies, but did not include any anticipated recovery on this claim in determining the estimated loss from disposition of the oil and gas operations. Under the terms of the agreement to sell REC, this claim was retained by the Company. During 1996, the Company was notified that the insurance companies had approved the claim in the amount of $1,613 and the Company was paid in full. Accordingly, the Company recorded income from the disposition of the discontinued oil and gas operations of $1,122, net of $365 of adjustments to the purchase price for certain assets not sold and $126 of provisions for environmental remediation of those assets (See
Note 15).

   Revenues from the discontinued oil and gas operations were $2,137 for 1996 through the date of sale of REC.

   As described in Note 15, the company recorded a provision of $1,200 in 1998 in connection with environmental remediation of certain retained oil and gas properties, and a provision of $510 in 1998 in connection with settlement discussions for the California Franchise Tax Board audit of the Company's Franchise tax returns for 1991 through 1993.

 Agricultural and Real Estate Operations

   Through December 1996, the Company was engaged in agricultural and real estate operations consisting primarily of investments in The Juliana Preserve (the "Preserve") and in certain real estate controlled by the Preserve. In December 1996, the Company's Board of Directors concurred in the Preserve's plan to suspend the residential development activities and seek a buyer or buyers for the entire property. Based on an appraisal of the property for agricultural use, and on preliminary discussions with potential buyers, the Company recognized a loss of $2,000 in 1996 to recognize impairment of the real estate development costs and to reduce the carrying value of the agricultural operations to net realizable value, approximately $14,000.

   The Preserve was unsuccessful in finding a buyer for the entire property in 1997, and the property is not currently listed for sale with a broker. As a result, the company reclassified the agricultural operations to continuing operations in 1997 and reversed the $710 estimated loss on disposal recognized in 1996. See Note 6 for a description of the agricultural operations.

4. INVENTORIES

   Inventories at December 31, 1998 and 1997 consisted of the following:

                                                                    1998   1997
                                                                   ------ ------
      Raw materials............................................... $3,308 $3,461
      Work-in-process.............................................    962  1,440
      Finished goods..............................................  2,834  2,669
                                                                   ------ ------
        Total..................................................... $7,104 $7,570
                                                                   ====== ======

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

5. PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment at December 31, 1998 and 1997 consisted of the following:

                                                                1998     1997
                                                               -------  -------
      Plastic Products and Services:
        Machinery and equipment............................... $20,881  $18,171
        Buildings and improvements............................   7,108    6,763
        Land and improvements.................................     559      563
                                                               -------  -------
                                                                28,548   25,497
        Accumulated depreciation..............................  (5,139)  (2,119)
                                                               -------  -------
          Net.................................................  23,409   23,378
      Agricultural Operations:
        Land and improvements.................................  19,243   13,230
        Equipment.............................................   1,549      793
                                                               -------  -------
                                                                20,792   14,023
        Accumulated depreciation..............................  (2,848)  (2,108)
                                                               -------  -------
          Net.................................................  17,944   11,915
                                                               -------  -------
      Total property, plant and equipment, net................ $41,353  $35,293
                                                               =======  =======

   Machinery and equipment includes assets acquired under capital leases which have a net book value of $1,360 at December 31, 1998.

6. INVESTMENT IN THE JULIANA PRESERVE

   The Company's wine grape agricultural operations consist of approximately 3,800 acres, of which approximately 1,200 acres are suitable for wine grape production and of which approximately 325 acres are currently in production. This property is located in Napa County, California within the boundaries of the Napa Valley American Viticultural Area.

   From October 1994 to September 1998, Juliana conducted its agricultural operations through the Preserve, a joint venture organized as a California general partnership. Juliana had a 71.7% interest in the net income and net assets of the joint venture, but had a 50% voting interest in matters concerning the operation, development and disposition of the joint venture assets. In September 1998, Juliana purchased the interest of its joint venture partner for $5,878, including closing costs. The purchase was funded from the proceeds of the sale of three parcels for $2,700 and by a $3,700 4-month note to the joint venture partner. Substantially all of the purchase price was allocated to property and equipment.

   In August 1997, the Preserve sold approximately 500 acres, including approximately 300 plantable acres, to a Napa Valley winery. The proceeds were used to repay joint venture debt. In September 1998, Juliana sold approximately 400 acres, including approximately 250 plantable acres, to an Australian winery. The proceeds were used for the acquisition of the joint venture partner's interests.

   Also during 1998, Juliana formed the Juliana Mutual Water Company ("JMWC") to own and operate the water storage and transmission system for the entire property originally owned by the Preserve. Ownership of JMWC is generally in proportion to plantable acres as specified in the JMWC bylaws. Ownership interests attributable to the other property owners are shown as minority interests in the December 31, 1998 Consolidated Balance Sheet.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

7. ASSETS HELD FOR SALE

   In connection with the sale of REC, the Company retained certain oil and gas properties in Louisiana because of litigation concerning environmental matters. As described in Note 15, the Company is in the process of environmental remediation of these properties. The Company intends to sell these properties when the litigation is resolved. The net carrying value was $238 at December 31, 1998.

   The Company holds title to or recordable interests in federal and state leases totaling approximately 55,000 acres near Moab, Utah, known as Ten Mile Potash. Sylvanite, a potash mineral, is the principal mineral of interest and occurrence in the Ten Mile Potash property. To date, Ten Mile Potash has not yielded any significant revenues, and the Company is pursuing the sale or farmout of these interests. The carrying value for these properties is $138, which the Company believes is realizable from the sale of these interests.

8. DEBT

   Debt at December 31, 1998 and 1997 consisted of the following:

                                                                 1998    1997
                                                                ------- -------
      CITBC Revolver........................................... $ 8,543 $    --
      CITBC Term Loan..........................................   6,000      --
      Congress Revolver........................................      --   6,514
      Congress Term Loan.......................................      --   6,843
      Other ORC Debt...........................................   5,704   7,168
      Juliana Debt.............................................   6,092   2,155
      Related Party Debt.......................................   2,461   1,542
                                                                ------- -------
        Total Debt............................................. $28,800 $24,222
                                                                ======= =======
      Current Portion of Long-Term Debt........................ $11,155 $11,568
      Short-Term Debt-Related Parties..........................   1,015      --
      Long-Term Debt...........................................  15,245  11,112
      Long-Term Debt-Related Parties...........................   1,385   1,542
                                                                ------- -------
        Total Debt............................................. $28,800 $24,222
                                                                ======= =======

 CITBC Credit Facility

   On October 19, 1998, ORC closed a financing under a Loan and Security Agreement (the "Loan Agreement") with the CIT Group/Business Credit, Inc. ("CITBC"). The agreement provides a six-year senior secured credit facility including revolving credit loans of up to $10,200 and a term loan in the initial amount of $6,000 for ORC (the "CITBC Credit Facility"). The proceeds were used to refinance ORC'S debt with Congress Financial Corporation ("Congress") and to provide working capital for ORC. The CITBC Credit Facility also provides a letter of credit used to collateralize the bond for the Company's appeal of the judgment in favor of Bargo Energy Company (See Note
15).

   The initial borrowing under the CITBC Credit Facility totaled $15,196 of which $13,941 was used to repay the debt with Congress and $1,255 was paid for fees and other loan costs. CITBC received fees totaling $1,100.

   Future borrowings under the revolving credit loans are subject to a collateral availability formula based on 85% of eligible accounts receivable and 60% of eligible raw materials and finished goods inventories, as such terms are defined in the agreement. At December 31, 1998, ORC had $1,202 of revolving credit availability.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

The term loan is repayable in quarterly installments of $250 beginning December 31, 1998. Interest is payable monthly at 0.25% above the Chase Manhattan Bank Rate for revolving loans (8.00% at December 31, 1998) and at 0.50% above the Chase Manhattan Bank Rate for the term loan (8.25% at December 31, 1998). The Loan Agreement also requires the maintenance of certain minimum earnings and ratio of earnings to interest expense, limits annual capital expenditures, and limits amounts payable to Reunion.

   The CITBC Credit Facility is secured by liens on substantially all of ORC's assets and by guarantees of (i) ORC's subsidiary DPL Acquisition Corp., which indirectly owns 95.47% of DPL, (ii) Reunion, and (iii) Mr. Bradley, President, Chief Executive Officer and a director of the Company. The Company's guarantee is secured by (i) a pledge of the stock of ORC, (ii) 10% of the stock of the Company's subsidiary, Juliana Vineyards (subsequently increased to 100% following the refinancing of Juliana's debt in January 1999), and (iii) a cash deposit of $438. Mr. Bradley's guarantee is secured by a pledge by SFSC (a related party--see Note 13) of $6,000 of Partially Convertible Subordinated 9% Notes of Consumer Portfolio Services, Inc.

 Congress Credit Facility

   The revolving credit and term loan facility (the "Congress Credit Facility") with Congress was secured by substantially all of ORC's domestic receivables, inventory, equipment, real property and general intangibles. The maximum credit available under the Congress Credit Facility, subject to the availability of collateral, was $20,000. At December 31, 1997 the interest rate on term loan borrowings was 10.75% (Prime + 2.25%) and the interest rate on revolving credit borrowings was 10.5% (Prime + 2.0%).

   The Congress Credit Facility was terminated in connection with entering into the CITBC Credit Facility. The Company paid a $200 early termination fee and wrote off $33 of unamortized debt issuance costs. This loss of $233 on termination is reported as an Extraordinary Item.

 Other ORC Debt

   Other ORC debt includes a $1,183 three-year 10% unsecured note issued in connection with the DPL Acquisition (see Note 2); a $1,017 11% note payable to a creditor of Rostone, payable in quarterly installments subject to a subordination agreement with Congress; $826 of variable-rate term loans from DPL's bank, payable in monthly installments over twenty years; a $1,482 tax qualified Irish business expansion loan bearing interest at 1% and payable in 2002; and $1,196 of capital lease obligations, economic development loans and small business loans, generally secured by equipment or other assets of ORC and DPL and bearing interest at rates ranging from 3.8% to 16.4% at December 31, 1998.

 Juliana Debt

   Notes payable to an insurance company consist of three notes with an aggregate balance of $1,997 at December 31, 1998, bearing interest at 8.0% to 8.25% and collateralized by certain Juliana land parcels. As described in Note 6, Juliana issued a $3,700 four-month bridge note, bearing interest at prime rate plus 2% (9.75% at December 31, 1998), to the former joint venture partner for the purchase of the joint venture interests in September 1998. On January 26, 1999, the insurance company notes and the bridge note were repaid from the proceeds of a $7,500, 15 year loan from the insurance company, bearing interest at 7.15%. Accordingly, the total of $5,697 is classified as long-term debt in the December 31, 1998 Consolidated Balance Sheet.

   At December 31, 1998, $395 was outstanding under a $1,500 crop loan with a bank, bearing interest at prime rate plus 1.25% (9.0% at December 31, 1998). The loan is collateralized by certain wine grape sales contracts.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

 Related Party Debt (See Note 13)

   Beginning in August 1998, the Company has borrowed funds for corporate working capital from SFSC. These borrowings bear interest at 15% and were due to mature September 30, 1998. SFSC has agreed to extend the maturity date to December 31, 1999. The balance at December 31, 1998 was $1,015.

   To facilitate the Rostone Acquisition and closing of the Congress Credit Facility. Mr. Bradley purchased 50% of a $2,034 balance owed to a Rostone creditor. As a result of this transaction, Mr. Bradley holds a note from ORC in the amount of $1,017 bearing interest at 11% per annum and subordinated to CITBC indebtedness except that if certain conditions are met, regularly scheduled payments of interest may be paid when due.

   ORC is indebted to CGII for $368 pursuant to a promissory note dated May 21, 1993 bearing interest at 15%. The note is subordinated to the prior payment of CITBC indebtedness except that if certain conditions are met, monthly interest payments may be paid. The note is subject to offset rights by ORC for certain environmental costs incurred (See Note 15).

   Beginning in 1997, ORC has entered into capital leases for machinery and equipment with CPS Leasing, Inc. ("CPS Leasing"), a subsidiary of Consumer Portfolio Services, Inc. ("CPS"). The leases are for terms of five to seven years, with a present value of future minimum lease payments of $61 as of December 31, 1998. The Company believes that the terms of these leases are comparable to those available from third parties.

 Maturities

   The aggregate amounts of debt maturities are as follows:

      1999.............................................................. $12,170
      2000..............................................................   2,225
      2001..............................................................   1,347
      2002..............................................................   2,806
      2003..............................................................   1,322
      Thereafter........................................................   8,930
                                                                         -------
        Total........................................................... $28,800
                                                                         =======

9. EMPLOYEE BENEFITS

 Pension Plans

   The Company sponsors defined benefit pension plans for certain Oneida and DPL employees.

   Oneida Plan: ORC sponsors a defined benefit pension plan which covers substantially all Oneida employees. Benefits under the pension plan are based on years of service and average compensation for the five highest consecutive years. Annually, Oneida contributes the minimum amount required by applicable regulations. Assets of the pension plan are principally invested in fixed income and equity securities. Contributions are intended to provide for benefits attributed to employees' service to-date and for those benefits expected to be earned from future service.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   Effective January 1, 1997, benefits for salaried employees except certain executives were frozen under the Oneida plan and no additional benefits will be earned for future service. In conjunction with the freeze, these employees are eligible to participate in the Company's merged 401(k) Plan as described below. Oneida hourly employees will continue to participate in the Oneida pension plan.

   The following table sets forth the change in the benefit obligation for the Oneida Plan for the years ended December 31, 1998 and 1997:

                                                                   1998   1997
                                                                  ------ ------
      Benefit obligation at beginning of year.................... $2,263 $1,795
        Service cost.............................................     93    156
        Interest cost............................................    168    151
        Actuarial loss...........................................    403    161
                                                                  ------ ------
      Benefit obligation at end of year.......................... $2,927 $2,263
                                                                  ====== ======

   DPL Plan: DPL sponsors a defined benefit pension plan for its salaried staff employees. Benefits are based largely on years of service and salary over the last three years of employment. A lump sum death benefit is also provided, which is a multiple of salary. Hourly-paid employees are included for a modest level of death benefit only. The cost of the plan is met entirely by contributions paid by DPL. As recommended by its actuaries, DPL contributes a level percentage of salary every year. These contributions are expected to provide the benefits promised, allowing for future salary increases. The assets of the plan consist entirely of units in a pooled fund operated by a life assurance company.

   The following table sets forth the change in the benefit obligation for the DPL Plan for the years ended December 31, 1998 and 1997:

                                                                     1998  1997
                                                                     ----  ----
      Benefit obligation at beginning of year....................... $662  $593
        Service cost................................................   64    57
        Interest cost...............................................   36    31
        Actuarial gain .............................................  (19)  (19)
                                                                     ----  ----
      Benefit obligation at end of year............................. $743  $662
                                                                     ====  ====

   The following table sets forth the changes in plan assets and the funded status of the plans based on the most recent actuarial valuations, which were December 31, 1998, and September 30, 1997 for the Oneida Plan and December 31, 1998 and 1997 for the DPL Plan:

                                              1998                 1997
                                      -------------------- --------------------
                                      Oneida Plan DPL Plan Oneida Plan DPL Plan
                                      ----------- -------- ----------- --------
Plan assets at fair value, beginning
 of year............................    $1,959     $  799    $1,620     $ 652
Actual return on plan assets........       242        167       288       126
Employer contribution...............        85        121        95        61
Benefits paid.......................       (89)        --       (44)      (40)
                                        ------     ------    ------     -----
Plan assets at fair value, end of
 year...............................    $2,197     $1,087    $1,959     $ 799
                                        ======     ======    ======     =====
Funded status of plans..............    $  730     $ (344)   $  304     $(137)
Unrecognized net gain (loss)........      (204)       395       205       247
                                        ------     ------    ------     -----
Accrued pension cost................    $  526     $   51    $  509     $ 110
                                        ======     ======    ======     =====

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   The following table sets forth the actuarial assumptions used to develop the net periodic pension costs for the periods presented:

                                                               1998  1997  1996
                                                               ----  ----  ----
      Discount Rate:
        Oneida Plan........................................... 7.0%  7.5%  8.5%
        DPL Plan.............................................. 8.0%  8.0%  8.0%
      Expected rate of return on plan assets:
        Oneida Plan........................................... 9.0%  9.0%  9.0%
        DPL Plan.............................................. 9.0%  9.0%  9.0%
      Assumed compensation rate increase:
        Oneida Plan........................................... 4.0%  4.0%  4.0%
        DPL Plan.............................................. 6.0%  6.0%  6.0%

 Deferred Compensation Plans

   The Company sponsors qualified contributory 401(k) plans covering substantially all domestic employees. Employees may elect to contribute up to an annually determined maximum amount permitted by law, and the Company makes matching contributions up to specified limits. The Company's contributions to the plan in each of the three years ended December 31, 1998 were not material.

 Postretirement Benefits Other Than Pensions

   ORC provides health care benefits for certain of Rostone's salaried and union retirees and their dependents under two separate but substantially similar plans. Generally, employees are eligible to participate in the medical benefit plans if, at the time of retirement, they have at least 10 years of service and have attained 62 years of age. Rostone's medical benefit plans are contributory via employee contributions, deductibles and co-payments and are subject to certain annual, lifetime and benefit-specific maximum amounts.

   The following table sets forth the change in the benefit obligation and the funded status of the health care benefits for the years ended December 31, 1998 and 1997:

                                                                  1998    1997
                                                                 ------  ------
      Benefit obligation at beginning of year................... $1,621  $1,510
        Service cost............................................     43      52
        Interest cost...........................................     94     109
        Benefit payments........................................    (46)    (50)
        Amortization of gain....................................   (303)     --
                                                                 ------  ------
      Benefit obligation at end of year.........................  1,409   1,621
      Unrecognized net gain.....................................    141      73
                                                                 ------  ------
      Postretirement benefit liability.......................... $1,550  $1,694
                                                                 ======  ======

   Benefit costs were estimated assuming retiree health care costs would initially increase at a 10.0% annual rate, decreasing gradually to 5.3% after 15 years. A 1.0% increase in the assumed health care cost trend rate would have increased the APBO at December 31,1998 and postretirement benefit cost for 1998 by $152 and $15, respectively. The discount rate used to estimate the accumulated postretirement benefit obligation was 6.5% at December 31, 1998 and 1997.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   Health care benefits are funded as claims are paid. In 1998, 1997 and 1996, Rostone's cash payments for such benefits were approximately $46, $50 and $64, respectively.

 Postemployment Benefits

   Other than unemployment compensation benefits required by law, the Company does not provide postemployment benefits to former or inactive employees.

10. SHAREHOLDERS' EQUITY

 Name Change and Reincorporation

   On April 19, 1996, Reunion Resources Company merged with and into its wholly-owned subsidiary, RII, pursuant to a merger agreement dated November 14, 1995. The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of "blank check" preferred stock, par value $.01 per share, and includes certain capital stock transfer restrictions (the "Transfer Restrictions") which are designed to prevent any person or group of persons from becoming a 5% shareholder of the Company and to prevent an increase in the percentage stock ownership of any existing person or group of persons that constitutes a 5% shareholder by prohibiting and voiding any transfer or agreement to transfer stock to the extent that it would cause the transferee to hold such a prohibited ownership percentage. The Transfer Restrictions are intended to help assure that the Company's substantial net operating loss carryforwards will continue to be available to offset future taxable income by decreasing the likelihood of an "ownership change" for federal income tax purposes.

 Additional Paid-in Capital

   Paid-in capital was increased $90 in 1998 from the exercise of stock options (see Note 11). In 1996 paid-in capital was reduced $1,795, the cost of 257 shares of treasury stock retired.

 Dividends

   No dividends have been declared or paid during the past three years with respect to the common stock of the Company. Cash dividends are limited by the availability of funds, including limitations on dividends and other transfers to Reunion by ORC and Juliana contained in ORC's lending agreements (see Note
8).

11. STOCK OPTIONS AND WARRANTS

   At December 31, 1998, the Company has three stock option plans and outstanding warrants which are described below. In implementing FASB Statement 123 "Accounting for Stock-Based Compensation" in 1996, the Company elected to continue to apply the provisions of APB Opinion 25 and related Interpretations in accounting for its plans and warrants. Stock option grants during the periods presented were all at exercise prices equal to or above the current market price of the underlying security and, accordingly, no compensation cost has been recognized for the Company's stock option plans.

   Had compensation cost for the Company's stock option plans and warrants been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as indicated below:

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

                                                       1998     1997     1996
                                                     --------  ------  --------
      Net Loss.......................... As reported $(12,383) $ (271) $(12,282)
                                         Pro forma   $(12,667) $ (302) $ (2,327)
      Basic and Diluted
        Net Loss per Share.............. As reported $  (3.19) $(0.07) $  (0.59)
                                         Pro forma   $  (3.26) $(0.08) $  (0.60)

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0 percent for all years; expected volatility of 25% in 1998 and 60% in 1996, risk-free interest rates of 5.5% to 5.7% in 1998 and 5.1% in 1996 and expected lives of 5 and 10 years in 1998 and 3 years in 1996. There were no options granted during 1997. Expected volatility was estimated based on historical performance of the Company's stock prices and is not necessarily an indication of future stock movements.

 1992 Option Plan

   Effective July 1, 1992, the Board of Directors of the Company approved the adoption of the 1992 Nonqualified Stock Option Plan (the "1992 Option Plan"). The 1992 Option Plan, as amended, authorized the grant of options and sale of 250,000 shares of common stock of the Company to key employees, directors and consultants. No option granted under the 1992 Option Plan may be exercised prior to six months from its date of grant or remain exercisable after ten years from the grant date.

 1992 Warrants

   In addition, during 1992 the Company's Board of Directors approved the issuance of warrants to a director and to a consultant to the Board of Directors to purchase an aggregate of 150,000 shares of the Company's common stock at $1.562 per share, determined from the average market price of the 90 days preceding the effective date. The warrants became exercisable for two years on July 1, 1993. In June 1995, the expiration date of these warrants was extended to June 30, 1999.

 1993 Option Plan

   Effective September 28, 1993, the Board of Directors of the Company approved the adoption of the 1993 Incentive Stock Option Plan (the "1993 Option Plan") for the granting of options or awards covering up to 250,000 shares of the Company's common stock to officers and other key employees. Under the terms of the 1993 Option Plan, the Compensation Committee of the Board of Directors is authorized to grant (i) stock options (nonqualified or incentive), (ii) restricted stock awards, (iii) phantom stock options, (iv) stock bonuses and
(v) cash bonuses in connection with grants of restricted stock or stock bonuses. In January 1995, the Company granted 62,750 incentive stock options to certain key employees at an exercise price of $5.00 per share. The options originally vested 50% in January 1996 and 50% in January 1997 and remain exercisable until January 1999. As a result of Chatwins' acquisition of its common stock ownership in June 1995 (see Note 13), all of the outstanding options under the 1993 Option Plan at that date became immediately exercisable. In July 1996, the Company granted 55,000 incentive stock options to two officers at an exercise price of $4.375 per share. The options were fully vested in July 1998, and are exercisable until July 1999. In February 1998, the Company granted 20,000 options at an exercise price of $5.0625 to Richard L. Evans, the Company's Executive Vice President, Chief Financial Officer and Secretary, and in May 1998, the Company granted 75,000 options at an exercise price of $7.21875 to Mr. Bradley. The options vest in installments through

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

February 2000 and are exercisable until February 2003 for Mr. Evans and vest in installments through January 2003 and are exercisable until May 2003 for Mr. Bradley.

 1998 Option Plan

   On August 4, 1998, the Company's stockholders ratified the adoption by the Board of Directors, on June 1, 1998, of the 1998 Stock Option Plan (the "1998 Option Plan"). The Compensation Committee of the Board of Directors is authorized to grant incentive options and nonqualified options covering up to 600,000 shares of the Company's common stock to officers and other key employees. On February 13, 1998, the Board of Directors, on recommendation by the Compensation Committee, had conditionally granted options to purchase 15,000 shares of the Company's common stock to each of the five non-employee Directors (excluding Mr. Bradley), subject to adoption of the plan by the Board and ratification by the stockholders. The options have an exercise price of $5.0625, vested immediately and are exercisable until February 2008.

   A summary of the status of the Company's stock options and warrants as of December 31, 1998, 1997 and 1996 and changes during the years ending on those dates is presented below:

                                1998               1997              1996
                          ------------------ ----------------- ------------------
                                   Weighted-         Weighted-          Weighted-
                                    Average           Average            Average
                                   Exercise          Exercise           Exercise
                          Shares     Price   Shares    Price   Shares     Price
                          -------  --------- ------- --------- -------  ---------
Outstanding at beginning
 of year................  215,750    $2.47   215,750   $2.47   255,750    $3.23
Granted.................  170,000    $6.01        --   $  --    55,000    $4.44
Exercised...............  (44,965)   $2.04        --   $  --              $  --
Forfeited/Expired.......   (5,000)   $4.44        --   $  --   (95,000)   $5.63
Outstanding at end of
 year...................  335,785    $4.29   215,750   $2.47   215,750    $2.47
Options exercisable at
 year-end...............  258,585    $3.55   193,750   $2.24   160,750    $1.97
Weighted-average fair
 value of options
 granted during the
 year;
  Exercise price equal
   to market price
   on date of grant.....             $2.37             $  --              $1.48
  Exercise price greater
   than market price on
   date of grant........             $1.94             $  --              $  --

   The following table summarizes information about stock options and warrants outstanding at December 31, 1998:

                                              Remaining    Number      Number
                                             Contractual Outstanding Exercisable
Exercise Price                                  Life     at 12/31/98 at 12/31/98
--------------                               ----------- ----------- -----------
$1.562......................................    6 mos.     112,500     112,500
$4.44.......................................    6 mos.      42,535      42,535
$5.00.......................................    .5 mo.      10,750      10,750
$5.0625.....................................    4 yrs.      20,000       4,000
$5.0625.....................................    9 yrs.      75,000      75,000
$7.21875....................................  4.5 yrs.      75,000      13,800
                                                           -------     -------
                                                           335,785     258,585

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

12. TAXES ON INCOME

   The components of the Company's income tax (benefit) expense are as follows:

                                                                  Year Ended
                                                                 December 31,
                                                                ----------------
                                                                1998   1997 1996
                                                                -----  ---- ----
Current
  Federal...................................................... $(676) $--  $750
  State........................................................    15   86   126
  Foreign......................................................    --   --    --
                                                                -----  ---  ----
                                                                 (661)  86   876
  Deferred.....................................................    --   --    --
                                                                -----  ---  ----
                                                                $(661) $86  $876
                                                                =====  ===  ====

   The Company files a consolidated U.S. federal income tax return and its U.S. subsidiaries file combined or separate company income tax returns in states in which they conduct business.

   In September 1995, the Company amended its 1991 and 1992 Federal tax returns to request a refund of Alternative Minimum Tax ("AMT") previously paid. The refund resulted from the carryback of a capital loss originating from the sale, in 1993, of the Company's common stock owned by a subsidiary of the Company. The Company recorded a receivable for this refund in 1993 when the transaction occurred. The IRS audited this refund request and issued a formal IRS agent's report denying the refund claim, and asserting an additional tax deficiency for 1993. The Company appealed the case to the IRS appeals division. Because of the uncertainty over realization of the refund, the Company recorded an allowance of $750 for the possible denial of the AMT refund with a corresponding charge to income tax expense in 1996. In August 1998, the Company reached a settlement with the IRS on its appeal. As a result of the settlement, the Company received refunds totaling $676 including interest and recorded an income tax benefit of $676 in the quarter ended September 30, 1998.

   As part of the settlement, the IRS also confirmed the amounts of the Company's net operating loss carryforwards ("NOLs") as of December 1993. Based on the amounts confirmed, the Company's NOLs as of December 31, 1998 expire as follows:

      1999............................................................  $ 44,100
      2000............................................................    87,300
      2001............................................................    27,900
      2002............................................................    22,000
      2003............................................................     4,100
      2004-2008.......................................................    59,800
      2009-2018.......................................................    12,900
                                                                        --------
                                                                        $258,100
                                                                        ========

   The Company's ability to use these NOL's to offset future taxable income would be limited if an "ownership change" were to occur for federal income tax purposes. As described in Note 10, the merger of RRC into RII was intended to decrease the likelihood of such an ownership change occurring.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   Significant components of the Company's deferred tax position at December 31, 1998 and 1997 are as follows:

                                                              1998      1997
                                                            --------  --------
      Deferred tax liabilities:
        Excess tax depreciation and bases differences of
         assets...........................................  $ (1,645) $ (1,359)
        Other.............................................      (210)      (31)
                                                            --------  --------
          Total deferred tax liabilities..................    (1,855)   (1,390)
                                                            --------  --------
      Deferred tax assets:
        NOL and ITC carryforwards.........................    89,121    74,806
        Bases differences of assets and liabilities.......     2,487     2,584
        Provision for Bargo judgment......................     2,865        --
        Other.............................................     1,684     1,378
                                                            --------  --------
          Total deferred tax assets.......................    96,157    78,768
                                                            --------  --------
      Net deferred tax assets.............................    94,302    77,378
      Valuation allowance.................................   (94,302)  (77,378)
                                                            --------  --------
                                                            $    --0  $    --0
                                                            ========  ========

   The Company has continued to incur tax losses since emerging from bankruptcy in 1988, and there can be no assurance that the Company will be able to utilize the net operating and capital loss carryforwards in excess of that required to offset temporary differences which will result in future taxable income. Therefore, the Company has provided a valuation allowance for the net deferred tax asset. This valuation allowance increased $16,924 in 1998 (primarily due to adjustments of the NOL carryforwards in connection with the IRS settlement), decreased $449 in 1997 and increased $1,388 in 1996.

13. RELATED PARTY TRANSACTIONS

 Chatwins and Affiliates

   Chatwins owns 1,450,000 shares, or approximately 38%, of the Company's common stock, and a warrant to purchase 75,000 shares of the Company's common stock (the "Chatwins Warrant").

   Charles E. Bradley, Sr., President, Chief Executive Officer and a director of the Company, is the Chairman and a director of Chatwins and the beneficial owner of approximately 57% of the outstanding common stock of Chatwins. John G. Poole, a director of the Company, is a director and shareholder of Chatwins and Thomas L. Cassidy, a director of the Company, was a director of Chatwins until June 1997.

   In 1995, Mr. Bradley made loans totaling $1,350 to the Company, which the Company then used as part of a $1,550 loan it advanced to Oneida evidenced by a 10% promissory note of Oneida payable November 2, 1997. Oneida used these funds to repay a portion of debt owed by Oneida to Chatwins. The Company issued two notes to Mr. Bradley for the $1,350 he advanced, each bearing interest at a rate of 10% per annum and each due and payable on September 14, 1997. This debt was repaid in May 1996 from the proceeds of the sale of the Company's oil and gas assets.

   On February 2, 1996, the Rostone Acquisition was consummated pursuant to a Merger Agreement (the "Rostone/Oneida Agreement") and Oneida, as the surviving corporation, changed its name to ORC. The

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

purchase price payable by ORC under the Rostone/Oneida Agreement to the stockholders of Rostone was an amount up to $4,001 as follows: (i) $1 in 1996,
(ii) up to $2,000 in 1997 if Rostone achieved specified levels of earnings before interest and taxes (as provided in the Rostone/Oneida Agreement) for the calender year 1996 and (iii) up to $2,000 in 1998 if Rostone achieved specified levels of earnings before interest and taxes for the calendar year 1997. Based on Rostone's earnings for 1996 and 1997, the Company did not pay any additional purchase price. The financial terms of the transaction were determined based on Rostone's financial position and results of operations for the fiscal year ended December 31, 1994 and for the eleven months ended November 30, 1995. The terms of the Rostone Acquisition were approved by the unanimous vote of the directors of the Company, including all disinterested directors. In the Rostone Acquisition, ORC acquired 100% of the preferred and common stock of Rostone from CGI Investment Corp. ("CGII") a company owned 51% by Stanwich Partners, Inc. ("SPI") and 49% by Chatwins. Mr. Bradley, Mr. Poole and Richard L. Evans, Executive Vice President, Chief Financial Officer and Secretary of the Company, are officers, directors and/or shareholders of SPI. Prior to the Rostone Acquisition certain officers of Oneida were also serving as officers of Rostone and CGII.

   ORC is indebted to CGII pursuant to a $250,000 promissory note dated May 21, 1993. The note had an outstanding balance of $477 (principal and accrued interest) on December 31, 1998, and is subordinated to the prior payment of indebtedness owing by ORC to CITBC except that if certain conditions are met, regularly scheduled monthly interest payments may be paid when due. ORC is also permitted to recover certain environmental remediation costs relating to soil and ground water contamination at Rostone's Lafayette, Indiana site by offset against this note.

   To facilitate the closing of the Congress Credit Facility, Mr. Bradley entered into several financial arrangements with Congress. To induce Congress to consummate the Loan Facility, Mr. Bradley guaranteed the obligations of ORC under the Congress Credit Facility subject to a cap of $4 million, which cap declines over time to $2 million. Mr. Bradley received a credit support fee from ORC and in an aggregate amount equal to 1% per annum of the amount guaranteed, payable monthly. As a further inducement to Congress, Mr. Bradley entered into an environmental indemnity agreement pursuant to which Mr. Bradley agreed to indemnify Congress against liabilities that may arise from environmental problems that may be associated with ORC's existing properties and to reimburse Congress for certain investigatory and cleanup costs that Congress may incur should Congress request that those activities be performed by ORC and should ORC fail to perform. All of Mr. Bradley's obligations to Congress were released upon termination of the Congress Credit Facility in October 1998.

   To facilitate the closing of the CITBC Credit Facility, Mr. Bradley guaranteed the obligations of ORC and RII under the CITBC Credit Facility. Mr. Bradley will receive a credit support fee from the Company in an aggregate amount equal to 3% per annum of the amount guaranteed, payable monthly. Mr. Bradley's rights to payment of the monthly installments of the credit support fee are subordinated to the prior payment of indebtedness owing by ORC to CITBC, except that if certain conditions are met, the monthly installments may be paid when due.

   To induce an existing creditor of Rostone to permit the Rostone Acquisition and Congress Credit Facility to be consummated, Mr. Bradley agreed to purchase from this creditor 50% of the $2,034 owing to him by Rostone on February 2, 1996. This indebtedness was restated to provide for quarterly amortization over a two year period with interest at 10% per annum (increasing to 11% in certain circumstances) payable quarterly subject, however, to a subordination agreement with Congress. As a result of this transaction, Mr. Bradley and the creditor each hold a note from ORC in the amount of $1,017 bearing interest at 11% per annum which is

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

now subordinated to the prior payment of indebtedness owing by ORC to CITBC, except that if certain conditions are met, regularly scheduled payments of interest may be paid when due.

   On November 18, 1996, ORC completed the DPL Acquisition by acquiring 68% of the outstanding stock of DPL, pursuant to a Stock Purchase Agreement with a creditor of Texon Energy Corporation ("TEC") and its subsidiaries. The DPL stock had been pledged by such subsidiaries as collateral for debt obligations, and had been acquired by the creditor through foreclosure. Mr. Bradley is President and a director of TEC and beneficial owner of approximately 14% of TEC's outstanding stock.

   Prior to the DPL acquisition, DPL was indebted to Stanwich Oil and Gas, Inc. ("SOG") pursuant to a $250 loan agreement dated June 14, 1995. Mr. Bradley and Mr. Poole are officers, directors and the principal shareholders of SOG. On December 16, 1996, the Company purchased the indebtedness from SOG for $249, representing the outstanding balance of principal and interest at that date.

   In connection with the QMP Acquisition on November 18, 1996, Congress extended to ORC a $1,000 temporary overformula line as part of the amendment of the Loan Facility to increase the maximum amount to $20,000. Mr. Bradley guaranteed the amounts, if any, borrowed under this overformula line, for a credit support fee from ORC of $1 per month. The overformula line expired February 14, 1997, and the fee terminated as of that date.

   Beginning in 1997, ORC has entered into leases for machinery and equipment with CPS Leasing, a subsidiary of Consumer Portfolio Services, Inc. ("CPS"). Mr. Bradley and Mr. Poole are directors and shareholders of CPS. The leases are for terms of five to seven years. The Company believes that the terms of these leases are comparable to those available from third parties.

   Effective April 1, 1996, the Company subleases from SPI approximately 1,500 square feet of office space in Stamford, Connecticut for its corporate offices. The Company believes that the terms of this sublease are comparable to those available from third parties.

   In May, 1997, the Company loaned $1,500 to SST Acquisition Corp., a company in which Mr. Bradley and Mr. Poole are shareholders. The loan was repaid after three days with interest at 9% plus a $15 transaction fee.

   Beginning in February 1998, the Company entered into an arrangement for flying services with Butler Air, Inc. ("Butler"). Mr. Bradley is a director of Butler and the owner of 65% of Stanwich Aviation Company, Inc., of which Butler is a wholly owned subsidiary. Butler provides charter flight services for certain business travel by Company officers and employees at rates which the Company believes are comparable to those available from third parites. The Company pays a monthly minimum of $5, which is credited against services as used.

   Beginning in August 1998, the Company has borrowed funds for corporate working capital from SFSC. Mr. Bradley, Mr. Poole and Mr. Evans are officers, directors and/or shareholders of SFSC. The debt bears interest at 15% and was originally scheduled to mature September 30, 1998. SFSC has agreed to extend the maturity to December 31, 1999 while the Company seeks an alternative source of funds.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

Under the arrangements described above, the consolidated financial statements include the following amounts and balances:

                                                                    Year Ended
                                                                   December 31,
                                                                  --------------
                                                                  1998 1997 1996
                                                                  ---- ---- ----
      Rent Expense:
        CPS Leasing.............................................  $167 $64   --
        SPI.....................................................    32  32   23
        Chatwins and Mr. Bradley................................    --  --   42
      Travel Expense:
        Butler..................................................    73  --   --
      Interest Expense:
        Mr. Bradley.............................................   112 112  178
        CGII....................................................    38  38   37
        SFSC....................................................    25  --   --
        Chatwins................................................    --  --  199
        SOG.....................................................    --  --    2
        Guarantee fees: Mr. Bradley.............................   190  41   55

                                                                      As of
                                                                  December 31,
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
      Current liabilities:
        SFSC: short-term debt ..................................  $1,015 $   --
        CGII: interest..........................................     109     72
        SFSC: interest..........................................      25     --
        Butler: travel..........................................      18     --
        Mr. Bradley: fees.......................................      --     28
      Long term debt-related parties:
        Mr. Bradley.............................................   1,017  1,017
        CGII....................................................     368    368
        CPS Leasing.............................................      --    157
      Other liabilities: fees payable to Mr. Bradley............     123    123

                                                                        As of
                                                                      December
                                                                         31,
                                                                      ---------
                                                                      1998 1997
                                                                      ---- ----
      Future minimum rental commitments under noncancellable
       operating leases: CPS Leasing ................................ $937 $706

   ORC manufactures component parts for King-Way. Mr. Bradley and Mr. Evans are officers and directors of King-Way and own 42.5% and 15%, respectively, of King-Way's common stock. Sales to King-Way in 1998 were $299, and were at margins equivalent to those earned on sales to third party customers at comparable volumes.

   The Company obtains its property, casualty and general liability insurance coverage, as well as health care coverage for corporate and Juliana employees, through a joint arrangement with Chatwins. The Company and Chatwins share the costs in proportion to coverages.

                           REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   The Company and Chatwins are considering the possible merger of Chatwins with and into the Company in a tax-free exchange of stock. Such a merger will be subject to, among other conditions, approvals by the Boards of Directors and the Stockholders of the Company and Chatwins and compliance by Chatwins with the covenants in its financing agreements. The Company has also had discussions regarding possible acquisitions of King-Way and of NAPTech at the same time as the Chatwins merger. NAPTech is owned by Mr. Bradley. If King-Way and NAPTech were acquired, they would be combined with divisions of Chatwins operating in similar businesses. The Company has engaged legal and financial advisors in connection with these transactions and has held financing discussions with prospective lenders. If such transactions are agreed to, and requisite approvals are obtained and other conditions are satisfied, the consummation of the transactions could occur as early as the second quarter of this year. There can be no assurances that these transactions will be agreed to, approved or consummated.

 Boreta

   In 1992, the former Board of Directors approved a $300 five year, unsecured loan to John Boreta, the former President of the Company due on April 10, 1997. The loan bears interest at the London Interbank Offering Rate and accrued interest was payable annually through maturity. In March 1997, the Company agreed to accept payment of this note in installments, initially $5 per month and increasing to $20 per month, with final payment due April 1, 2000. The note will remain subject to immediate acceleration in the event any payment is not made as agreed. During 1998 and 1997, payments totaling $89 and $61, respectively, were received.

14. SEGMENT INFORMATION

   The Company operates in two business segments, which are identified based on products and services.

   The Company, through its wholly owned subsidiary ORC, manufactures high volume, precision plastic products and provides engineered plastics services. ORC's Oneida division, and its DPL subsidiary, design and produce injection molded parts and provide secondary services such as hot stamping, welding, printing, painting and assembly of such products. In addition, Oneida designs and builds custom molds at its tool shops in order to produce component parts for specific customers. ORC's Rostone division compounds and molds thermoset polyester resins.

   The Company, through its subsidiary Juliana, is engaged in wine grape vineyard development and the growing and harvesting of wine grapes for the premium table wine market.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   The following tables present information about the results of operations and financial position of the Company's business segments:

                                                   Year Ended December 31,
                                                   --------------------------
                                                     1998     1997     1996
                                                   --------  -------  -------
Revenues
  Plastic products and services................... $ 95,064  $93,378  $60,305
  Agriculture.....................................    2,254       --       --
                                                   --------  -------  -------
                                                   $ 97,318  $93,378  $60,305
                                                   ========  =======  =======
  United States................................... $ 70,196  $77,031  $59,117
  International (principally Ireland).............   27,122   16,347    1,188
                                                   --------  -------  -------
                                                   $ 97,318  $93,378  $60,305
                                                   ========  =======  =======
Income before interest, taxes, depreciation and
 amoritzation (EBITDA)
  Plastic products and services................... $  9,034  $ 7,926  $ 4,144
  Agriculture.....................................      118     (219)  (1,535)
  Corporate and other.............................  (12,706)  (1,567)  (1,713)
                                                   --------  -------  -------
                                                   $ (3,554)   6,140      896
                                                   ========  =======  =======
Depreciation and amortization
  Plastic products and services................... $  3,775  $ 3,457  $ 1,758
  Agriculture.....................................      547      306      308
  Corporate and other.............................        4        5        4
                                                   --------  -------  -------
                                                   $  4,326  $ 3,768  $ 2,070
                                                   ========  =======  =======
Income before interest and taxes (EBIT)
  Plastic products and services................... $  5,259  $ 4,469  $ 4,144
  Agriculture.....................................     (429)    (525)  (1,843)
  Corporate and other.............................  (12,710)  (1,572)  (1,717)
                                                   --------  -------  -------
                                                    (7,880)    2,372      584
Interest expense..................................   (3,221)  (3,267)  (2,402)
                                                   --------  -------  -------
Income from continuing operations before income
 taxes............................................ $(11,101) $  (895) $(1,818)
                                                   ========  =======  =======
Capital Expenditures
  Plastic products and services................... $  3,113  $ 3,868  $   985
  Agriculture.....................................       --       --       --
  Corporate and other.............................       --       --       --
                                                   --------  -------  -------
                                                   $  3,113  $ 3,868  $   985
                                                   ========  =======  =======

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

                                                                As of December
                                                                     31,
                                                               ----------------
                                                                 1998    1997
                                                               -------- -------
      Total Assets
        Plastic products and services........................  $ 54,638 $55,269
        Agriculture..........................................    19,058  14,027
        Corporate and other..................................     1,178   2,764
                                                               -------- -------
                                                               $ 74,874 $72,060
                                                               ======== =======
      Property Plant and Equipment--Net
        United States........................................  $ 34,036 $29,194
        International (principally Ireland)..................     7,317   6,099
                                                               -------- -------
                                                               $ 41,353 $35,293
                                                               ======== =======

   ORC had sales to a single customer which represented approximately 11% of ORC's sales during 1998 and which represented approximately 11% of ORC's accounts receivable at December 31, 1998. Accounts receivable at December 31, 1998 include no significant geographic concentrations of credit risk. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

15. COMMITMENTS AND CONTINGENCIES

 Legal Proceedings

   On April 24, 1998, a jury in the state district court in Harris County, Texas returned jury verdict findings that Bargo Energy Company ("Bargo") had a right to terminate a November 1995 stock purchase agreement with the Company and that the Company fraudulently induced Bargo into entering into the agreement. The November 1995 stock purchase agreement concerned the sale of the Company's subsidiary, REC, which operated the Company's discontinued oil and gas business. The jury recommended that an award of $5,000 in punitive damages be assessed against the Company. In July 1998, the court entered judgment affirming the $5,000 jury verdict and awarding approximately $3,000 in attorneys' fees and costs. The Company maintained at trial and continues to maintain that all requirements to closing under the contract were met, and that Bargo was required to close the transaction. The Company also maintains that no evidence sufficient to support a jury finding of fraud or the related punitive damages finding was presented at trial. The Company has filed a bond which suspends execution on the judgment while the Company appeals. A formal notice of appeal has been filed and the Company intends to file its appeal in April 1999. Although management believes, based on consultation with counsel, that it is more likely than not that the judgment will be overturned on appeal, the Company has recorded an accrual for the amount of the judgment with a charge to continuing operations in 1998. Interest on the judgment at 10% has been accrued and will continue to accrue until the litigation is resolved.

   The Company and its subsidiaries are the defendants in a number of lawsuits and administrative proceedings, which have arisen in the ordinary course of business of the Company and its subsidiaries. The Company believes that any material liability which can result from any of such lawsuits or proceedings has been properly reserved for in the Company's consolidated financial statements or is covered by indemnification in favor of the Company or its subsidiaries, and therefore the outcome of these lawsuits or proceedings will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

 Environmental Compliance

   Various U.S. federal, state and local laws and regulations including, without limitation, laws and regulations concerning the containment and disposal of hazardous waste, oil field waste and other waste materials, the use of storage tanks, the use of insecticides and fungicides and the use of underground injection wells directly or indirectly affect the Company's operations. In addition, environmental laws and regulations typically impose "strict liability" upon the Company for certain environmental damages. Accordingly, in some situations, the Company could be liable for clean up costs even if the situation resulted from previous conduct of the Company that was lawful at the time or from improper conduct of, or conditions caused by, previous property owners, lessees or other persons not associated with the Company or events outside the control of the Company. Such clean up costs or costs associated with changes in environmental laws and regulations could be substantial and could have a materially adverse effect on the Company's consolidated financial position, results of operations or cash flows.

   The Company's plastic products and service business routinely uses chemicals and solvents, some of which are classified as hazardous substances. The Company's vineyard operations routinely use fungicides and insecticides, the handling, storage and use of which is regulated under the Federal Insecticide, Fungicide and Rodenticide Act, as well as California laws and regulations. The Company's former oil and gas business and related activities routinely involved the handling of significant amounts of waste materials, some of which are classified as hazardous substances.

   Except as described in the following paragraphs, the Company believes it is currently in material compliance with existing environmental protection laws and regulations and is not involved in any significant remediation activities or administrative or judicial proceedings arising under federal, state or local environmental protection laws and regulations. In addition to management personnel who are responsible for monitoring environmental compliance and arranging for remedial actions that may be required, the Company has also employed outside consultants from time to time to advise and assist the Company's environmental compliance efforts. Except as described in the following paragraphs, the Company has not recorded any accruals for environmental costs.

   In February 1996, Rostone was informed by a contracted environmental services consulting firm that soil and ground water contamination exists at its Lafayette, Indiana site. The Company has expended $175 and has accrued an additional $220 based on current estimates of remediation costs. Certain of these costs are recoverable from CGII. (See Notes 8 and 13).

   In connection with the sale of REC, the Company retained certain oil and gas properties in Louisiana because of litigation concerning environmental matters. The Company is in the process of environmental remediation under a plan approved by the Louisiana Office of Conservation. The Company has recorded an accrual for its proportionate share of the remaining estimated costs to remediate the site based on plans and estimates developed by the environmental consultants hired by the Company. During 1998 the Company increased this accrual by a charge of $1,200 to discontinued operations, based on revised estimates of the remaining remediation costs. At December 31, 1998, the balance accrued for these remediation costs was $1,503. Owners of a portion of the property have objected to the Company's proposed cleanup methodology and have filed suit to require additional procedures. The Company is contesting this litigation, and believes its proposed methodology is well within accepted industry practice for remediation efforts of a similar nature. No accrual has been made for costs of any alternative cleanup methodology which might be imposed as a result of the litigation.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

 Other Contingencies

   In early 1996, the State of California Franchise Tax Board initiated an audit of the Company's franchise tax returns for the years 1991, 1992 and 1993. In October 1996, the Company received a formal notice of assessment from the taxing authority in the aggregate amount of $716 plus interest. Of this amount, $645 results from the auditor's conclusion that income from gain on sales of certain Canadian oil and gas assets in 1991 should be reclassified from nonbusiness to business income. The Company believes its classification of such income was correct, and appealed the assessment of tax. In 1996, the Company recorded a provision of $85 for certain other adjustments proposed. The appeal was denied, and the Company requested that the case be considered for settlement. If the Company's positions prevail on this issue, management believes that the amounts due would not exceed amounts previously paid or provided for. However, in connection with the settlement discussions, the Company accrued an additional $510 in 1998, with a corresponding charge to Discontinued Operations. The total accrual of $595 represents management's estimate of the minimum of the range of possible settlement outcomes.

 Operating Leases

   At December 31, 1998, the Company's minimum rental commitments under noncancellable operating leases for buildings and equipment are as follows:

      1999..............................................................  $  893
      2000..............................................................     872
      2001..............................................................     783
      2002..............................................................     683
      2003..............................................................     453
      Thereafter........................................................     413
                                                                          ------
        Total...........................................................  $4,097
                                                                          ======

   Total rental expenses were $684, $702 and $305 in 1998, 1997 and 1996, respectively.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts approximate fair value because of the short maturities of these instruments.

   Long term notes receivable. These notes, totaling approximately $377 were issued by individuals in private transactions with the Company. One note, for $198, bears interest at a variable rate and is payable in monthly installments through March 2000. The other notes, totaling $179, bear interest at 11% and mature in January 2000. It is not practicable to estimate the fair value of these instruments because no ready market exists for these instruments.

   Long term debt. Approximately 54% of the Company's long term debt has variable rates of interest and 37% bears interest at fixed rates approximating current market rates. Accordingly, management estimates that the carrying amounts approximate the fair value, approximately $26,339 at December 31, 1998 and $22,680 at December 31,1997.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   Approximately 9% ($2,461) of the long term debt is related party debt for which comparable instruments do not exist. Accordingly, it is not practicable to estimate the fair value of this debt. Of this amount, $1,385 bears interest at 10%, matures February 1999, is subject to subordination to the Company's CITBC Credit Facility, and is subject to prepayment under certain circumstances; $1,015 bears interest at 15% and matures December 1999 (see Note
8).

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   Results of operations by quarter for the years ended December 31, 1998 and 1997 are set forth in the following tables:

                                                   1998 Quarter Ended
                                            -----------------------------------
                                            March 31 June 30   Sept 30  Dec 31
                                            -------- --------  -------  -------
Operating Revenue.........................  $26,368  $ 24,704  $22,957  $23,289
Less Operating Costs and Expenses.........   25,308    24,361   23,588   22,566
                                            -------  --------  -------  -------
  Operating Income (Loss).................    1,060       343     (631)     723
                                            -------  --------  -------  -------
Income (Loss) from continuing operations..      274    (9,330)    (962)    (422)
Loss from discontinued operations.........       --    (1,200)      --     (510)
Extraordinary Item........................       --        --       --     (233)
                                            -------  --------  -------  -------
Net Income (Loss).........................  $   274  $(10,530) $  (962) $(1,165)
                                            =======  ========  =======  =======
Net Income (Loss) Per Share--Basic and
 Diluted..................................  $  0.07  $  (2.72) $ (0.25) $ (0.30)
                                            =======  ========  =======  =======
  Significant items included in continuing
   operations which might affect
   comparability are as follows:
  Provision for Bargo judgment............       --    (8,825)      --     (414)
  Provision for merger and refinancing
   costs..................................       --        --   (1,362)      --

                                                    1997 Quarter Ended
                                             ---------------------------------
                                             March 31 June 30  Sept 30 Dec 31
                                             -------- -------  ------- -------
Operating Revenue........................... $24,672  $23,471  $21,734 $23,501
Less Operating Costs and Expenses...........  23,700   23,152   20,821  23,192
                                             -------  -------  ------- -------
  Operating Income..........................     972      319      913     309
                                             -------  -------  ------- -------
Income (Loss) from continuing operations....     295     (418)     147  (1,005)
Income from discontinued operations.........      --       --       --     710
                                             -------  -------  ------- -------
Net Income (Loss)........................... $   295  $  (418) $   147   ( 295)
                                             =======  =======  ======= =======
Net Income (Loss) Per Share--Basic and
 Diluted ................................... $  0.07  $ (0.11) $  0.04 $ (0.07)
                                             =======  =======  ======= =======
  Significant items included in continuing
   operations which might affect
   comparability are as follows:
Writedown of excess equipment...............      --       --       --    (958)
Writedown of joint venture development
costs.......................................      --       --       --    (855)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
and Stockholders of
Chatwins Group, Inc.

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and comprehensive income and of cash flows, present fairly, in all material respects, the financial position of Chatwins Group, Inc. and its subsidiaries (Chatwins Group) at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Chatwins Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
March 26, 1999

                              CHATWINS GROUP, INC.
                         FINANCIAL STATEMENTS AND NOTES

                              CHATWINS GROUP, INC.
                           CONSOLIDATED BALANCE SHEET
                                 (In Thousands)

                                                             At December 31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
                          ASSETS:
Cash and equivalents....................................... $    341  $    734
Receivables, net...........................................   38,340    34,246
Inventories (note 3).......................................   20,746    16,964
Other current assets.......................................    4,734     4,687
                                                            --------  --------
    Total current assets...................................   64,161    56,631
Property, plant and equipment, net (note 4)................   32,371    31,380
Investments (note 5).......................................    6,807    11,413
Due from related parties (note 14).........................    1,403       600
Goodwill, net (note 1).....................................    4,505     4,764
Other assets, net (note 6).................................    8,119     6,481
                                                            --------  --------
  Total assets............................................. $117,366  $111,269
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY:
Revolving credit facility (note 8)......................... $ 34,005  $ 26,061
Current maturities of debt (notes 2 and 9).................   25,766       700
Trade payables.............................................   20,444    16,239
Other current liabilities (note 7).........................   10,286    11,412
                                                            --------  --------
    Total current liabilities..............................   90,501    54,412
Long-term debt (notes 2 and 9).............................   25,737    50,723
Other liabilities..........................................    1,612     4,416
                                                            --------  --------
    Total liabilities......................................  117,850   109,551
                                                            --------  --------
Commitments and contingent liabilities (note 18)...........      --        --
Minority interests (note 10)...............................      968     1,033
Redeemable preferred stock (note 11).......................    8,482     8,026
Warrant value (note 9).....................................       14       210
Stockholders' equity (note 12):
  Common stock (400,000 shares authorized, 289,677 and
   242,887 shares outstanding).............................        3         3
  Capital in excess of par value...........................    1,860     1,664
  Treasury stock...........................................     (500)     (500)
  Notes receivable from stockholders.......................   (1,001)   (1,001)
  Accumulated other comprehensive income (losses)..........   (1,354)     (688)
  Accumulated deficit......................................   (8,956)   (7,029)
                                                            --------  --------
    Total stockholders' equity.............................   (9,948)   (7,551)
                                                            --------  --------
    Total liabilities and stockholders' equity............. $117,366  $111,269
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

                              CHATWINS GROUP, INC.

           CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

                (In Thousands, Except Share and Per Share Data)

                                                  Year Ended December 31,
                                                 ----------------------------
                                                   1998      1997      1996
                                                 --------  --------  --------
Net sales....................................... $191,586  $188,920  $153,480
Cost of sales...................................  154,980   153,394   123,722
                                                 --------  --------  --------
  Gross profit..................................   36,606    35,526    29,758
Selling, general and administrative.............   23,217    22,283    19,899
Other (income) expense, net.....................      629       436       275
Minority interests..............................      (57)     (141)      --
                                                 --------  --------  --------
  Operating profit..............................   12,817    12,948     9,584
Interest expense, net...........................   10,099     9,776     9,559
                                                 --------  --------  --------
Income before income taxes and equity income
 (loss) from affiliate..........................    2,718     3,172        25
Provision for income taxes......................    1,083       851         8
                                                 --------  --------  --------
Income before equity income (loss) from
 affiliate......................................    1,635     2,321        17
Equity loss from continuing operations of
 affiliate......................................   (2,677)     (224)     (549)
Equity income (loss) from discontinued
 operations of affiliate........................     (429)      162        93
                                                 --------  --------  --------
  Net income (loss).............................   (1,471)    2,259      (439)
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustment.......     (666)      --       (269)
                                                 --------  --------  --------
  Comprehensive income (loss)................... $ (2,137) $  2,259  $   (708)
                                                 ========  ========  ========
  Income (loss) applicable to common stock...... $ (1,927) $  1,803  $   (895)
                                                 ========  ========  ========
Earnings per common share--basic (note 13):
  Before equity income (loss) from affiliate.... $   4.45  $   7.68  $  (1.80)
  Continuing operations of affiliate............   (10.10)    (0.92)    (2.26)
  Discontinued operations of affiliate..........    (1.62)     0.66      0.38
                                                 --------  --------  --------
  Earnings (loss) per common share--basic....... $  (7.27) $   7.42  $  (3.68)
                                                 ========  ========  ========
  Average equivalent shares outstanding--basic..  265,088   242,887   242,887
                                                 ========  ========  ========
Earnings per common share--diluted (note 13):
  Before equity income (loss) from affiliate.... $   4.03  $   6.37  $  (1.80)
  Continuing operations of affiliate............    (9.14)    (0.77)    (2.26)
  Discontinued operations of affiliate..........    (1.47)     0.56      0.38
                                                 --------  --------  --------
  Earnings (loss) per common share--diluted..... $  (6.58) $   6.16  $  (3.68)
                                                 ========  ========  ========
  Average equivalent shares outstanding--
   diluted......................................  292,887   292,887   242,887
                                                 ========  ========  ========

          See Accompanying Notes to Consolidated Financial Statements.

                              CHATWINS GROUP, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (In Thousands)

                                                  Year Ended December 31,
                                               -------------------------------
                                                 1998       1997       1996
                                               ---------  ---------  ---------
Cash flow from operating activities:
Net income (loss)............................  $  (1,471) $   2,259  $    (439)
Adjustments to reconcile net income (loss) to
 net cash from operating activities:
 Depreciation................................      3,922      3,438      3,279
 Amortization................................      1,235        955        984
 Provision for losses on inventories.........        --         158        338
 Equity in net loss of affiliate.............      3,106         62        456
 Changes in assets and liabilities:
  Decrease (increase) in receivables.........     (4,094)    (7,841)     3,553
  Decrease (increase) in inventories.........     (3,782)       (97)       381
  Decrease (increase) in other current
   assets....................................        (47)      (343)       909
  Increase (decrease) in trade payables and
   other current liabilities.................      3,079      5,909     (3,612)
  Net change in other assets and
   liabilities...............................     (5,042)      (884)    (2,357)
                                               ---------  ---------  ---------
Cash provided by (used in) operating
 activities..................................     (3,094)     3,616      3,492
                                               ---------  ---------  ---------
Cash flow from investing activities:
Capital expenditures.........................     (5,095)    (5,044)    (4,704)
Investment in joint venture..................       (100)       --        (150)
Receipts from related parties................        --         --       3,664
                                               ---------  ---------  ---------
Cash used in investing activities............     (5,195)    (5,044)    (1,190)
                                               ---------  ---------  ---------
Cash flow from financing activities:
Repayments of debt...........................        (48)       (47)       (48)
Repayments to related parties................        --        (579)    (2,737)
Revolving credit facilities borrowings.......    191,281    180,115    159,449
Revolving credit facilities repayments.......   (183,337)  (177,683)  (158,967)
                                               ---------  ---------  ---------
Cash provided by (used in) financing
 activities..................................      7,896      1,806     (2,303)
                                               ---------  ---------  ---------
Net increase (decrease) in cash and
 equivalents.................................       (393)       378         (1)
Cash and equivalents, beginning of year......        734        356        357
                                               ---------  ---------  ---------
Cash and equivalents, end of year............  $     341  $     734  $     356
                                               =========  =========  =========
Supplemental cash flow information:
  Interest paid..............................  $   9,211  $   9,226  $   8,938
                                               =========  =========  =========
  Income taxes paid (refunded)...............  $    (139) $     205  $      53
                                               =========  =========  =========

          See accompanying notes to consolidated financial statements.

                              CHATWINS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

   Chatwins Group, Inc., is composed of six divisions and two foreign subsidiaries that design, manufacture and market metal products and an oil and gas division. Chatwins Group's principal products include large, seamless pressure vessels for highly pressurized gases; high quality steel and aluminum grating; industrial hydraulic and pneumatic cylinders; high quality, roll-formed and structural storage racks; industrial cranes; large mill equipment; and cold-rolled steel leaf springs. Chatwins Group's metals manufacturing divisions accounted for substantially all of Chatwins Group's net sales in 1998 and 1997. See note 19.

Principles of Consolidation

   The consolidated financial statements include the accounts of Chatwins Group and its majority- and wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

   Investments in other companies over which Chatwins Group does not have control, less than a 50% equity interest, and in which Chatwins Group has the ability to exercise significant influence over operating or financial policies are accounted for by the equity method. See note 5.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period, which in the normal course of business are subsequently adjusted to actual results.

Cash and Equivalents

   Cash and equivalents consist of demand deposit accounts and other cash equivalents with maturities of 3 months or less.

Accounts Receivable

   Accounts receivable are net of $715,000 and $734,000 in allowance for doubtful accounts at December 31, 1998 and 1997, respectively. Chatwins Group has no concentration of credit risks and generally does not require collateral or other security from its customers.

Inventories

   Inventories are stated at the lower of cost or market, with cost being determined on the "last-in, first-out" (LIFO) method of inventory valuation for approximately 81% and 78% of total inventories at December 31, 1998 and 1997, respectively, and on the "first-in, first-out" (FIFO) method for the remaining inventories. See note 3.

Other Current Assets

   Other current assets are primarily comprised of current deferred taxes, net assets, and prepaid expenses. See note 17.

                              CHATWINS GROUP, INC.

Property, Plant and Equipment

   Properties for the manufacturing businesses are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial statement purposes. Estimated useful lives in years for depreciation are as follows: 25 to 40 for buildings and improvements; 7 to 12 for machinery and equipment; 5 to 8 for computer systems; 7 to 10 for furniture and fixtures. Additions, betterments and replacements are capitalized, while expenditures for repairs and maintenance are charged to income. As units of property are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income.

   Oil and gas properties are accounted for by the full-cost method whereby all exploration and development costs are capitalized. Depreciation and depletion are provided based on a unit-of-production method. Dispositions of properties are treated as reductions of the cost pool and no gain or loss is recognized subject to certain limitations.

Goodwill

   The excess of the purchase consideration over the fair value of the assets acquired is being amortized generally over 20 years using the straight-line method. Accumulated amortization of goodwill at December 31, 1998 and 1997, is $1,987,000 and $1,710,000, respectively.

Other Assets

   Other assets primarily include capitalized debt issuance costs on presently outstanding debt, which are being amortized ratably to interest expense over the term of the related debt agreements and the cash surrender value of life insurance policies. See note 6.

Revenue Recognition

   Sales are recorded primarily as products are shipped and services are rendered. The percentage-of-completion method of accounting is used at one division for orders with long cycle times. Under this method, income is recognized as work on contracts progresses. The percentage of work completed is determined principally by comparing the accumulated costs to date with management's current estimate of costs at contract completion. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. At the time when current estimates indicate a loss, Chatwins Group provides currently for the total amount of the estimated loss.

   The following long-term contract amounts are included in accounts receivable at December 31, 1998 and 1997 (in thousands):

                                                               At December 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
     Uncompleted contract costs over related billings......... $10,556  $ 6,820
     Uncompleted contract billings over related costs.........  (5,297)  (3,499)
                                                               -------  -------
                                                               $ 5,259  $ 3,321
                                                               =======  =======

Foreign Currency Translation

   At December 31, 1998 and 1997, Chatwins Group had two majority-owned, consolidated foreign subsidiaries; Klemp de Mexico S.A de C.V (Klemp de Mexico) and Shanghai Klemp Metal Products Co., Ltd. (Shanghai Klemp). Prior to 1997, the financial statements of Klemp de Mexico were measured using the

                              CHATWINS GROUP, INC.

Mexican peso. Effective January 1, 1997, Mexico was deemed to be a highly inflationary economy and the functional currency for the financial statements of Klemp de Mexico changed from the Mexican peso to the U.S. dollar. Effective January 1, 1999, Mexico emerged from highly inflationary status. Therefore, the functional currency for Klemp de Mexico's financial statements returned to the peso. The devaluation of the peso during 1998 had a negative impact on the financial position, results of operations and comprehensive earnings of Chatwins Group. See notes 10 and 12.

   Shanghai Klemp's financial statements are measured using the Chinese Renminbi (RMB). Therefore, its assets and liabilities are translated at the exchange rate in effect at the end of a period. Income statement amounts are translated at the average rate of exchange prevailing during each month in the reporting period. Translation adjustments arising from differences in exchange rates from period to period are included in accumulated other comprehensive income (loss). Transaction gains and losses resulting from foreign currency transactions, if any, are included in income currently. See notes 10 and 12.

Earnings Per Share

   Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus all dilutive potential common shares outstanding during the period. The Warrants (see notes 9 and 13) are dilutive common shares under the treasury stock method, which assumes they are exercised at the beginning of the period.

Fair Market Value Disclosure

   Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain items, including debt and investments. Chatwins Group believes that the amounts disclosed for such amounts in the consolidated balance sheet do not differ significantly from fair value as defined in SFAS 107. The carrying value of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The carrying value of amounts due from related parties and other investments (see note 5), insofar as it was practical to determine, was deemed to approximate fair value based on current market conditions, as well as the relationship of the parties. The carrying value of debt approximates fair value based on Chatwins Group's incremental borrowing rate. The carrying value of redeemable preferred stock approximates fair value based on the accretion of such amounts to liquidation value. The carrying value of the warrants is based on estimates received from outside investment bankers regarding the overall value of Chatwins Group at the time of the issuance of the $50 million principal amount of 13% Senior Notes due 2003 (Senior Notes) (see note 9).

NOTE 2: FACTORS POTENTIALLY AFFECTING FUTURE LIQUIDITY

Senior Note Purchase Offer

   Chatwins Group has $50 million of Senior Notes due May 3, 2003 outstanding at December 31, 1998. When Chatwins Group acquired the Reunion common stock on June 20, 1995, it agreed with the Trustee of the Senior Notes to a first supplemental indenture pursuant to which Chatwins Group issued the Senior Notes (Indenture). Pursuant to this supplemental indenture, Chatwins Group agreed to offer to purchase $25 million, or half, of the outstanding Senior Notes from Noteholders on each of June 1, 1999 and 2000 at par value plus unpaid interest to the purchase date. The full principal amount of the first purchase offer is classified as current maturities of long-term debt in Chatwins Group's consolidated balance sheet at December 31, 1998. Chatwins Group's failure to fulfill its obligations under this purchase offer would constitute a failure to pay principal

                              CHATWINS GROUP, INC.

under the Indenture and result in an Event of Default. An Event of Default due to a failure to pay principal would, pursuant to the Securities Pledge Agreement, result in a Realization Event resulting in the immediate vesting in the Collateral Agent of the voting rights of the approximately 43% of Reunion Industries' common stock and rights to dividends and distributions in respect of the Pledged Collateral securing its obligations under the Senior Notes. In addition, upon an Event of Default, the Trustee or the holders of at least 25% of the Senior Notes may, by written notice to Reunion Industries, declare an acceleration of the Senior Notes. Reunion Industries currently has a commitment from a national financial institution that, pursuant to certain actions by Reunion Industries and its majority shareholder, it will fund Reunion Industries' obligation to purchase Senior Notes, if any, on the June 1, 1999 purchase date should Reunion Industries' then available liquidity be insufficient to do so. As of the date of this report, no reasonable estimate exists as to the amount of Senior Notes which Reunion Industries may be required to purchase, if any, on the June 1, 1999 offer date. However, there can be no assurances that a Realization Event or Event of Default will not occur. See notes 5 and 9.

Defaults Under Indenture

   In May of 1998, Chatwins Group executed a joint venture agreement with two other non-affiliated companies, one U.S. and one Chinese, pursuant to which Chatwins Group contributed $100,000 for a 10% equity interest in Suzhou Grating Co., Ltd., a Chinese manufacturing company. See note 5. This investment constitutes a default under the Indenture.

   In May of 1998, Charles E. Bradley, Sr., Chairman of the Board then the majority shareholder of Chatwins Group (Mr. Bradley), transferred all of his shares of Chatwins Group's common stock to the Charles E. Bradley, Sr. Family Limited Partnership (Bradley FLP) for estate planning purposes. The Bradley FLP has granted voting control over such shares to SPI, which in turn has granted voting control over such shares to Mr. John G. Poole, a director of Chatwins Group and current majority beneficial shareholder of Chatwins Group (Mr. Poole). Because Mr. Bradley no longer has voting control over such shares of Chatwins Group's common stock, a breach has occurred under the Securities Pledge Agreement (as defined in the Indenture). Because the Indenture is cross-covenanted to the Securities Pledge Agreement, such breach creates a default under the Indenture.

   The Indenture provides that neither of the aforementioned defaults will mature into an Event of Default, as defined in the Indenture, subject to the remedies therein provided, including acceleration of the Senior Notes, until the Trustee under the Indenture or the holders of at least 25% or more of the Senior Notes notify Chatwins Group of the default and the default remains unremedied for thirty (30) days after such notice. As of the date of this report, Chatwins Group had not received notice from either the Trustee or any Senior Note holders. Chatwins Group does not expect that either of these two defaults will mature into an Event of Default. In the event notice is received, Chatwins Group currently has agreements in place that it believes would remedy each default within the 30 day remedy period should it become necessary. However, there can be no assurances that an Event of Default will not result from the defaults.

                              CHATWINS GROUP, INC.

NOTE 3: INVENTORIES

   Inventories are comprised of the following (in thousands):

                                                               At December 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
     Raw material............................................. $ 8,228  $ 7,679
     Work-in-process..........................................   6,018    5,678
     Finished goods...........................................   7,374    4,501
                                                               -------  -------
       Gross inventories......................................  21,620   17,858
     Less: LIFO reserves......................................    (874)    (894)
                                                               -------  -------
       Inventories............................................ $20,746  $16,964
                                                               =======  =======

NOTE 4: PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment is comprised of the following (in thousands):

                                                              At December 31,
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
     Land................................................... $  2,091  $  2,091
     Oil and gas properties.................................    1,601     1,686
     Buildings and improvements.............................   12,948    13,223
     Machinery and equipment................................   33,124    29,442
     Computer systems.......................................    5,013     4,714
     Furniture and fixtures.................................    1,552     1,386
     Construction-in-progress...............................    2,855     1,884
                                                             --------  --------
       Property, plant and equipment........................   59,184    54,426
     Less: Accumulated depreciation and depletion...........  (26,813)  (23,046)
                                                             --------  --------
       Property, plant and equipment, net................... $ 32,371  $ 31,380
                                                             ========  ========

NOTE 5: INVESTMENTS

   Investments are comprised of the following (in thousands):

                                                               At December 31,
                                                               ----------------
                                                                1998     1997
                                                               ------- --------
     Reunion common stock..................................... $ 6,224 $ 10,930
     Warrants to purchase Reunion common stock................     483      483
     Investment in Suzhou.....................................     100      --
                                                               ------- --------
       Investments............................................ $ 6,807 $ 11,413
                                                               ======= ========

Reunion Industries, Inc.

   On June 20, 1995, Chatwins Group acquired 1,450,000 shares, or approximately 38%, of the then issued and outstanding shares of common stock of Reunion Industries, Inc. (Reunion Industries). Reunion Industries is primarily engaged in the manufacture of high volume, precision plastics products, providing engineered plastics services and compounding and molding thermoset polyester resins. Reunion Industries also has real estate development and wine grape agricultural operations in Napa County, California. However, Reunion Industries recently announced its decision to exit the plastics industry and redeploy its assets through the acquisition of manufacturing companies.

                              CHATWINS GROUP, INC.

   Chatwins Group's investment in Reunion Industries is being accounted for under the equity method of accounting. Chatwins Group's share of Reunion Industries' operating results for 1998, 1997 and 1996 is included in the accompanying consolidated statement of income and other comprehensive income as equity income (loss) from operations of affiliate. As previously reported by Reunion Industries, on April 24, 1998, a jury in state district court in Harris County, Texas returned jury verdict findings against Reunion Industries related to a November 1995 contract for the sale of all outstanding shares of capital stock of Reunion Industries' wholly owned oil and gas subsidiary to Bargo. The jury found that Bargo had a right to terminate the November 1995 stock purchase agreement with Reunion Industries and that Reunion Industries fraudulently induced Bargo into entering into the agreement. In July 1998, the court entered judgement affirming the $5.0 million punitive damages jury verdict and awarded approximately $3.0 million in attorneys' fees and costs. Reunion Industries maintained at trial and continues to maintain that all requirements to closing under the contract were met, and that Bargo was required to close the transaction. Reunion Industries' management continues to maintain that no evidence sufficient to support a jury finding of fraud or related punitive damages was presented at trial. Reunion Industries has filed a bond which suspends execution on the judgment while it appeals. Reunion Industries has filed a formal notice of appeal and intends to file its appeal as soon as possible. However, although Reunion Industries' management believes, based on consultation with counsel, that it is more likely than not that the judgment will be overturned on appeal, Reunion Industries recorded an accrual of $8.8 million for the amount of the judgment by a charge to its continuing operations for the second quarter of 1998 in accordance with generally accepted accounting principles. Chatwins Group's results of operations for the second quarter of and year ended December 31, 1998 and the carrying value of Chatwins Group's investment in Reunion Industries' common stock on the equity method of accounting were adversely affected by this action. In addition, according to Reunion Industries' financial advisor, its Bargo legal liability is a deduction of $8.8 million to Reunion Industries' equity value. Reunion Industries has indicated that, if the judgment is not overturned on appeal, Reunion Industries would be obligated to seek alternative funding sources, possibly including a sale of assets.

   Certain summarized financial information related to Reunion Industries for the years ended December 31, 1998 and 1997 is set forth below (in thousands):

                                                               1998     1997
                                                             --------  -------
     Current assets......................................... $ 23,202  $24,207
                                                             ========  =======
     Other assets........................................... $ 51,672  $47,852
                                                             ========  =======
     Current liabilities.................................... $ 36,119  $28,034
                                                             ========  =======
     Other liabilities...................................... $ 19,909  $15,568
                                                             ========  =======
     Shareholders' equity................................... $ 16,239  $28,317
                                                             ========  =======
     Net sales.............................................. $ 97,318  $93,378
                                                             ========  =======
     Operating income....................................... $  1,495  $ 2,513
                                                             ========  =======
     Loss from continuing operations........................ $(10,440) $  (981)
                                                             ========  =======
     Income (loss) from discontinued operations............. $ (1,710) $   710
                                                             ========  =======
     Net loss............................................... $(12,383) $  (271)
                                                             ========  =======

Suzhou Grating Co. Ltd.

   In May 1998, Chatwins Group entered into a joint venture agreement with Nantong Grating Composite Materials Co. Ltd. (Nantong) and American Grating, Inc. (American Grating) to create a sino-foreign equity

                              CHATWINS GROUP, INC.

joint venture known as Suzhou Grating Co., Ltd. (Suzhou). Nantong is an independently owned manufacturing company organized under the laws of the PRC. American Grating is a privately held U.S. corporation incorporated in the state of California. Chatwins Group's 10% investment in Suzhou is accounted for under the cost method. This investment constitutes a default under the Indenture. See note 2.

NOTE 6: OTHER ASSETS

   Other assets consist of the following (in thousands):

                                                              At December 31,
                                                              ---------------
                                                               1998    1997
                                                              ------- -------
     Deferred financing costs (net of accumulated
      amortization of $2,067 and $2,324)..................... $ 2,525 $ 2,043
     Cash surrender value of life insurance policies.........   2,381   1,975
     Other...................................................   3,213   2,463
                                                              ------- -------
       Total other assets.................................... $ 8,119 $ 6,481
                                                              ======= =======

NOTE 7: OTHER CURRENT LIABILITIES

   Other current liabilities consist of the following (in thousands):

                                                                At December 31,
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
     Accrued wages and benefits................................ $ 3,438 $ 4,186
     Accrued pension costs (note 15)...........................     295     322
     Accrued postretirement benefits (note 15).................   1,021     971
     Accrued interest..........................................   1,306   1,089
     Other.....................................................   4,226   4,844
                                                                ------- -------
       Total other current liabilities......................... $10,286 $11,412
                                                                ======= =======

NOTE 8: REVOLVING CREDIT FACILITY

   On October 30, 1998, Chatwins Group and NationsBank, N.A. (NationsBank), a national banking association, executed a financing and security agreement (Financing Agreement) wherein NationsBank has provided Chatwins Group with a revolving credit facility (NationsBank Facility) of up to a maximum principal amount of $40.0 million, including a letter of credit facility of up to $5.0 million.

   The NationsBank Facility includes a Special Availability Amount, as defined in the Financing Agreement, of $6.0 million. The Special Availability Amount is required to be reduced in $750,000 increments on each of February 1, May 1, August 1 and November 1 in each of the years 1999 and 2000. Once reduced, the Special Availability Amount may not be reborrowed. Availability under the NationsBank Facility is subject to a borrowing base limitation calculated as the aggregate of 85% of eligible accounts receivable plus the lesser of $15.0 million or the sum of 60% of finished goods and raw materials, 50% of supplies and stores, a percentage, determined from time to time by NationsBank, of work-in-process and the Special Availability Amount in effect at the time of the calculation, all of the above as defined in the Financing Agreement. Interest under the NationsBank Facility is determined by reference to various rates including the NationsBank prime rate, the Federal Funds rate or LIBOR, each plus an applicable margin. Chatwins Group may elect the rates upon notification to NationsBank with applicable margins ranging from zero to 0.5% when using either the NationsBank prime rate or the Federal Funds rate and from 2.0% to 2.75% when using LIBOR.

   The NationsBank Facility is secured by a lien in favor of NationsBank on Chatwins Group's accounts receivable, inventory and certain other property and accounts to the extent necessary to permit foreclosure on

                              CHATWINS GROUP, INC.

the accounts receivable and inventory. The Financing Agreement expires on October 31, 2001 and is renewable annually thereafter, subject to the approval of NationsBank, but not beyond October 31, 2005.

   Contemporaneously with the execution of the Financing Agreement on October 30, 1998, Chatwins Group borrowed a total of $28.9 million under the NationsBank Facility, $28.1 million of which was used to repay, in total, borrowings, interest and fees under Chatwins Group's then existing revolving credit facility (Congress Facility) with Congress Financial Corporation (Congress) and $0.8 million of which was placed on deposit with Congress as cash collateral for unexpired letters of credit. Such cash collateral will be returned to Chatwins Group upon the expirations of the related letters of credit. Chatwins Group and Congress agreed to terminate the Congress Facility upon execution of the Financing Agreement. On November 2, 1998, Chatwins Group borrowed an additional $3.25 million under the NationsBank Facility to fund its semiannual interest payment on the Senior Notes. See notes 2 and 9.

   The NationsBank Facility includes various representations, warranties and affirmative and negative covenants by Chatwins Group and provides NationsBank with certain rights and remedies in the event of any defaults including, but not limited to, acceleration, both in the event of default or subjectively, of all amounts borrowed under the NationsBank Facility. Financial covenants in the NationsBank Facility include an adjusted earnings before interest, taxes, depreciation and amortization excluding amortization of deferred financing costs (NationsBank EBITDA) to fixed charge coverage ratio and an indebtedness to cash flow ratio, calculations of which are defined in the Financing Agreement. Generally all amounts for calculation of the ratios are derived from domestic operations and NationsBank EBITDA is adjusted for domestic capital expenditures. Beginning on December 31, 1998, these covenants require Chatwins Group to maintain a rolling twelve-month minimum adjusted NationsBank EBITDA to fixed charge coverage ratio of 1.2:1 and a maximum indebtedness to cash flow ratio of 5.0:1. At December 31, 1998 such ratios were 1.3:1 and 4.9:1, respectively, and complied with the Financing Agreement. Chatwins Group was also in compliance with all other representations, warranties and covenants at December 31, 1998. Borrowings outstanding under the NationsBank Facility at December 31, 1998 totaled $34.0 million and the weighted average rate for borrowing was 7.5%. Borrowings under the Congress Facility bore interest at an annual rate of the Philadelphia National Bank Prime Rate plus 1.5% which, at the time of its termination, was 10.0%.

   For 1998, the blended effective rate for combined average outstanding borrowings of $28.2 million under both the Congress Facility and the NationsBank Facility was 10.1%. For 1997, the effective rate for average outstanding borrowings of $24.4 million under the Congress Facility was 10.7%.

NOTE 9: LONG-TERM DEBT

   Long-term debt consists of the following (in thousands):

                                                           At December 31,
                                                           -----------------
                                                             1998     1997
                                                           --------  -------
   13% Senior Notes due May 1, 2003 (net of unamortized
    discount of $76 and $100)(1).......................... $ 49,924  $49,900
   Note payable due May 1, 2001(2)........................      680      680
   Other..................................................      899      843
                                                           --------  -------
     Total long-term debt.................................   51,503   51,423
   Current maturities.....................................  (25,766)    (700)
                                                           --------  -------
     Total long-term debt, less current maturities........ $ 25,737  $50,723
                                                           ========  =======

--------
(1) In May 1993, Chatwins Group issued the Senior Notes and 50,000 warrants (Warrants) to purchase 50,000 shares of Chatwins Group's common stock. The Senior Notes bear interest at 13% per year. Interest is

                             CHATWINS GROUP, INC.

   payable semiannually in arrears on May 1 and November 1 of each year. The Senior Notes mature on May 1, 2003 and are redeemable at the option of Chatwins Group in whole or in part at any time on or after May 1, 1998. Chatwins Group is required to redeem $12.5 million principal amount of the Senior Notes on each of May 1, 2000, May 1, 2001 and May 1, 2002, at face value plus accrued interest. Chatwins Group is required to offer to purchase $25 million of the Senior Notes on each of June 1, 1999 and June 1, 2000 at face value plus accrued interest. See note 2. The maximum potential principal amount of the June 1, 1999 purchase offer is classified as current maturities of long term debt in Chatwins Group's consolidated balance sheet at December 31, 1998. The Senior Notes rank senior in right of payment to all current and future subordinated indebtedness and pari passu in right of payment to all current and future senior indebtedness of Chatwins Group, subject, however, to NationsBank's security interests in certain assets of Chatwins Group under the NationsBank Facility. See note
   8. The Senior Notes are secured by a pledge of approximately 43% of the outstanding common stock of Chatwins Group. At December 31, 1998, an aggregate of $4,140,000 of Senior Notes were held by various executive officers and directors of Chatwins Group, which were purchased in open market transactions.

     Each Warrant entitles the holder to purchase one share of the common stock of Chatwins Group at an exercise price of $.01 per share. The Warrants were not exercisable except upon the occurrence of certain trigger events as defined in the warrant agreement or, if no trigger event had occurred prior to May 3, 1998, upon Chatwins Group's failure to consummate a repurchase offer due to a payment blockage, both as defined in the warrant agreement. No trigger event had occurred through May 3, 1998 and a payment blockage existed on such date, resulting in the Warrants becoming exercisable as of May 3, 1998. Consistent with the warrant agreement, Chatwins Group notified holders of the Warrants of the existence of a payment blockage and that the Warrants were exercisable. As of December 31, 1998, 46,790 Warrants had been exercised resulting in the issuance of 46,790 shares of Chatwins Group's common stock. As of the date of this report, remaining Warrants which have not been exercised remain exercisable. See note 12.

(2) Note payable due May 1, 2001 represents a loan agreement related to an industrial development revenue bond issue by Orem City, Utah. Interest is payable quarterly at 62% of the prevailing prime rate. During 1998, the effective interest rate under this note payable was 5.2%.

     Aggregate maturities of long-term debt for the next five years are as follows (in thousands):

                             Year ended December 31,
       ---------------------------------------------------------------------------------------------
        Total          1999                2000               2001             2002             2003
       -------        -------             -------             ----             ----             ----
       $51,503        $25,766             $25,010             $727             $--              $--
       =======        =======             =======             ====             ====             ====

NOTE 10: FOREIGN CURRENCIES, INTERNATIONAL SUBSIDIARIES AND MINORITY INTERESTS

Foreign Currencies

   Export sales to foreign countries from Chatwins Group's U.S. locations are denominated in U.S. dollars, Chatwins Group's reporting currency. Accordingly, transaction loss exposures due to fluctuations in the functional currencies of the countries to which Chatwins Group's domestic locations export, which vary significantly from year to year, are minimal.

   Sales of Klemp de Mexico and Shanghai Klemp are almost entirely within the countries in which they are located and are denominated in each location's functional currency; the peso in Mexico and the renminbi

                              CHATWINS GROUP, INC.

(RMB) in China. Accordingly, transaction loss exposure to Chatwins Group from fluctuations in each location's functional currency are minimal.

International Subsidiaries and Minority Interests

   At December 31, 1998, Chatwins Group had approximately $3.6 million invested in Klemp de Mexico and approximately $1.9 million invested in Shanghai Klemp. Chatwins Group considers its investments in these international subsidiaries to be long-term in nature. Chatwins Group's foreign subsidiaries are self-sustaining and operate almost exclusively within the countries they are located. Their cash flows are devoted to and obligations paid by their own operations. Chatwins Group does not provide day-to-day operating funds to the foreign operations nor does Chatwins Group guarantee any foreign indebtedness.

Klemp de Mexico

   Chatwins Group's Mexican grating subsidiary, Klemp de Mexico, is owned 85% by Chatwins Group and 15% by Mr. Kimball J. Bradley, Senior Vive President and shareholder of Chatwins Group and son of Mr. Bradley. During 1996, Klemp de Mexico, entered into a joint venture agreement with Consolidated Fabricators, Inc., a Massachusetts company, to form CFI-Klemp de Mexico (CFI-Klemp), a Mexican corporation. CFI-Klemp is in the business of metal fabrications. As Klemp de Mexico has a 50.1% interest in CFI-Klemp, CFI-Klemp is consolidated with Klemp de Mexico for financial reporting purposes. Their joint venture partner's 49.9% interest is included in minority interest in Chatwins Group's consolidated balance sheet at December 31, 1998 and 1997.

   Total sales related to Klemp de Mexico included in Chatwins Group's consolidated statement of income for the years ended December 31, 1998, 1997 and 1996, were $4.7 million, $3.7 million and $3 million, respectively. Klemp de Mexico's sales for 1998, 1997 and 1996 included $1.7 million, $1.2 million and $0.7 million, respectively, related to CFI-Klemp. Klemp de Mexico had losses before taxes for the years ended December 31, 1998, 1997 and 1996 of approximately $0.2 million, $0.4 million and $0.1 million, respectively. Included in Klemp de Mexico's 1998 and 1997 results were $6,000 and $51,000, respectively, of losses before taxes related to CFI-Klemp. CFI-Klemp had no income or loss for 1996. During 1998 and 1997, losses allocated to the minority interest were $6,000 and $51,000, respectively.

   Effective January 1, 1997, Mexico's economy was classified as highly inflationary as defined in SFAS 52 due primarily to the substantial inflation in Mexico over 1995 and 1996, which was approximately 60% and 30%, respectively. During 1997, inflation in Mexico subsided substantially and the peso devalued minimally; from 7.84 pesos/$1.00 at December 31, 1996 to 8.07 pesos/$1.00 at December 31, 1997. However, during 1998, even though inflation remained relatively stable, the peso devalued almost 25% against the U.S. dollar; from 8.07 pesos/$1.00 at December 31, 1997 to almost 10.00 pesos/$1.00 at December 31, 1998. This devaluation of the peso had a negative impact on Chatwins Group's investment in Klemp de Mexico, resulting in translation losses charged to earnings during 1998 of $150,000 and an increase in the cumulative translation adjustment account in accumulated other comprehensive losses in equity of $666,000. On a sensitivity basis, additional devaluations of the peso, if any, of the magnitude seen during 1998 can be expected to have a similar impact on the future financial position and operating results, including comprehensive earnings, of Chatwins Group. At December 31, 1998, 1997 and 1996, accumulated other comprehensive losses shown as a separate component of stockholders' equity totaled $1,354,000, $688,000 and $688,000, respectively. Effective January 1, 1999, Mexico emerged from highly inflationary status. As such, future fluctuations in the value of the peso against the U.S. dollar will be recorded as adjustments to comprehensive earnings and the cumulative translation adjustment account in equity.

                              CHATWINS GROUP, INC.

Shanghai Klemp

   Chatwins Group's 65% interest in Shanghai Klemp is consolidated for financial reporting purposes. The joint venture partners' interests are included in minority interest in Chatwins Group's consolidated balance sheet at December 31, 1998 and 1997. During 1998 and 1997, Shanghai Klemp had sales of $2.4 million and $0.7 million, respectively, and losses before taxes of $95,000 and $167,000, respectively. Production began in late December 1996 and its results were insignificant. During 1998 and 1997, losses allocated to the minority interests were $51,000 and $90,000, respectively.

   Impacts on Chatwins Group due to foreign currency rate fluctuations in China have been insignificant. Since establishing the joint venture, the RMB has remained stable at approximately 8.3 RMB/$1.00. However, fluctuations in the RMB against the U.S. dollar could have a significant impact on the financial position, operating results and comprehensive earnings of Chatwins Group, primarily in the form of translation effects. On a sensitivity basis, a 10% devaluation in the value of the RMB at December 31, 1998 would be estimated by Chatwins Group to have an approximate $200,000 negative impact on the cumulative translation adjustment in equity.

NOTE 11: REDEEMABLE PREFERRED STOCK

   Chatwins Group has one class of preferred stock, which has a par value of $.01 per share and contains redemption privileges and obligations. The Class D, Series A and B preferred stock is held of record by KSB Acquisition Corp., the former owner of the corporate predecessor-in-interest to the Klemp and Steelcraft divisions of Chatwins Group, of which Messrs. Bradley and Poole are the sole executive officers and directors. The Class D, Series C preferred stock is held of record by Hanna Investment Corp., the former owner of the corporate predecessor-in-interest to the Hanna division of Chatwins Group, of which Messrs. Bradley and Poole are the sole executive officers and Mr. Poole is the sole director. The outstanding preferred stock activity consisted of (in thousands):

                                                       Class D
                                              --------------------------
                                              Series A Series B Series C Total
                                              -------- -------- -------- ------
Balance at January 1, 1996...................  $3,691   $1,411   $2,012  $7,114
Accretions...................................     225       80      151     456
                                               ------   ------   ------  ------
Balance at December 31, 1996.................   3,916    1,491    2,163   7,570
Accretions...................................     225       80      151     456
                                               ------   ------   ------  ------
Balance at December 31, 1997.................   4,141    1,571    2,314   8,026
Accretions...................................     225       80      151     456
                                               ------   ------   ------  ------
Balance at December 31, 1998.................  $4,366   $1,651   $2,465  $8,482
                                               ======   ======   ======  ======

   The Class D preferred stock is entitled to receive preferential and cumulative dividends at an annual rate of $100 per share. In liquidation, Class D preferred stock is entitled to a preference in the amount of $1,000 per share plus an amount equal to the dividends accumulated but unpaid to the date of final payment or dissolution and is not entitled to vote, except as may be required by law. Chatwins Group has the option to redeem any or all of the shares of Class D preferred stock, and the holders have the option to require Chatwins Group to redeem all (but not less than all) of the shares, unless restricted by law or Chatwins Group's financing agreements. Both the Indenture and the NationsBank Financing Agreement restrict Chatwins Group from preferred stock redemptions. The redemption price is $1,000 per share plus an amount equal to the dividends accumulated but unpaid on the date of the redemption.

                              CHATWINS GROUP, INC.

   The authorized, issued and outstanding preferred stock at December 31, 1998, 1997 and 1996 consisted of 2,249 shares of Class D, Series A; 800 shares of Class D, Series B; and 1,510 shares of Class D, Series C.

   Chatwins Group is not permitted to reissue any shares of its preferred stock that have been redeemed, and all such shares redeemed shall cease to be a part of the authorized shares of Chatwins Group. Additionally, the covenants in the Indenture place restrictions on dividend payments and redemptions of shares. Such payments and redemptions are limited to approximately 50% of net income, as defined, from the issuance date of the Senior Notes, provided that Chatwins Group meets an interest coverage ratio (as defined) of at least 2 to 1 for the four full fiscal quarters immediately preceding any proposed payments prior to May 1, 1996, a ratio of 2.25 to 1 for proposed payments from May 1, 1996, to May 1, 1999, and a ratio of 2.5 to 1 for proposed payments thereafter. Chatwins Group's interest coverage ratio for 1998 was 1.84 to 1.

   Redeemable preferred stocks are being accreted by a charge against retained earnings for the accumulated but unpaid dividends on such stock. At December 31, 1998 and 1997, dividends in arrears were $3,923,000 and $3,467,000, respectively.

NOTE 12: STOCKHOLDERS' EQUITY

   In September 1993, 38,412 shares of common stock were acquired by Chatwins Group from two stockholders for $500,000. In February 1994, Chatwins Group acquired 2,697 shares of its common stock from one stockholder of Chatwins Group for $.01 per share. Such reacquired stock is being held as treasury stock.

   The majority of Chatwins Group's stock is beneficially owned by the two principals of Stanwich Partners, Inc. (SPI), a company engaged in consulting services within the field of financial planning and reporting. Such principals have pledged approximately 43% of the total outstanding shares of Chatwins Group to the Senior Notes collateral agent for the benefit of the holders of the Senior Notes.

                              CHATWINS GROUP, INC.

   The following represents all activity in stockholders' equity for the 3-year period ended December 31, 1998 (in thousands):

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1998     1997     1996
                                                     -------  -------  -------
   Par value of common stock, January 1 and
    December 31....................................  $     3  $     3  $     3
                                                     =======  =======  =======
   Treasury stock, January 1 and December 31.......  $  (500) $  (500) $  (500)
                                                     =======  =======  =======
   Capital in excess of par value, January 1.......  $ 1,664  $ 1,664  $ 1,664
   Warrant exercises (note 9)......................      196      --       --
                                                     -------  -------  -------
     Capital in excess of par value, December 31...  $ 1,860  $ 1,664  $ 1,664
                                                     =======  =======  =======
   Stockholder notes receivable, January 1 and
    December 31....................................  $(1,001) $(1,001) $(1,001)
                                                     =======  =======  =======
   Accumulated deficit, January 1..................  $(7,029) $(8,832) $(7,937)
   Net income (loss)...............................   (1,471)   2,259     (439)
   Preferred stock accretions (note 11)............     (456)    (456)    (456)
                                                     -------  -------  -------
     Accumulated deficit, December 31..............  $(8,956) $(7,029) $(8,832)
                                                     =======  =======  =======
   Accumulated other comprehensive loss, January
    1..............................................  $  (688) $  (688) $  (419)
   Foreign currency translation adjustment (note
    10)............................................     (666)     --      (269)
                                                     -------  -------  -------
     Accumulated other comprehensive loss, December
      31...........................................  $(1,354) $  (688) $  (688)
                                                     =======  =======  =======
   Total stockholders' equity, January 1...........  $(7,551) $(9,354) $(8,190)
   Warrant exercises...............................      196      --       --
   Net income (loss)...............................   (1,471)   2,259     (439)
   Preferred stock accretions......................     (456)    (456)    (456)
   Foreign currency translation adjustment.........     (666)     --      (269)
                                                     -------  -------  -------
     Total stockholders' equity, December 31.......  $(9,948) $(7,551) $(9,354)
                                                     =======  =======  =======

                              CHATWINS GROUP, INC.

NOTE 13: EARNINGS PER COMMON SHARE

   The computations of basic and diluted earnings per common share (EPS) for the years ended December 31, 1998, 1997 and 1996 are as follows (in thousands, except share and per share amounts):

                                                      Income   Shares   EPS
                                                      -------  ------- ------
   Year ended December 31, 1998:
   Net loss.......................................... $(1,471)
   Less: Preferred stock dividend accretions.........    (456)
                                                      -------
   Income available to common stockholders, shares
    outstanding and basic EPS........................  (1,927) 265,088 $(7.27)
                                                                       ======
   Dilutive effect of Warrants.......................           27,799
                                                      -------  -------
   Income available to common stockholders, shares
    outstanding and diluted EPS...................... $(1,927) 292,887 $(6.58)
                                                      =======  ======= ======
   Year ended December 31, 1997:
   Net income........................................ $ 2,259
   Less: Preferred stock dividend accretions.........    (456)
                                                      -------
   Income available to common stockholders, shares
    outstanding and basic EPS........................   1,803  242,887 $ 7.42
                                                                       ======
   Dilutive effect of Warrants.......................           50,000
                                                      -------  -------
   Income available to common stockholders, shares
    outstanding and diluted EPS...................... $ 1,803  292,887 $ 6.16
                                                      =======  ======= ======
   Year ended December 31, 1996:
   Net loss.......................................... $  (439)
   Less: Preferred stock dividend accretions.........    (456)
                                                      -------
   Income available to common stockholders, shares
    outstanding and basic and diluted EPS............ $  (895) 242,887 $(3.68)
                                                      =======  ======= ======

   For 1996, assumed exercise of the Warrants has an anti-dilutive effect on per-share income from continuing operations. Therefore, basic and diluted EPS are the same for 1996. For a discussion of the Warrants and preferred stock dividend accretions, see notes 9 and 12, respectively.

NOTE 14: OTHER RELATED-PARTY TRANSACTIONS

SPI Consulting Agreement

   Chatwins Group has maintained various consulting agreements with SPI under which $300,000 was recorded as expense during each of the years ended December 31, 1998, 1997 and 1996, respectively. Messrs. Bradley and Poole are the principals of SPI. The consulting agreement was to expire on March 31, 1998, but has been extended for an additional five-year period to expire on March 31, 2003 unless terminated by SPI with 30 days' notice. Under the consulting agreement, Chatwins Group retains SPI to render consulting services in the field of financial planning and reporting. Annual payments are permitted on this agreement as long as Chatwins Group meets an interest coverage ratio of at least 1.5 to 1 for the prior 4 full fiscal quarters. All amounts owed to SPI from Chatwins Group have been paid in full at December 31, 1998 and 1997.

                              CHATWINS GROUP, INC.

King-Way Service Agreement

   On November 3, 1997, Stanwich Acquisition Corporation (SAC) acquired King-Way Material Handling (King-Way) from the Kingston-Warren Corporation for a purchase price of $18.1 million. SAC is a privately-held company whose common stock is owned 42.5% by Mr. Bradley, 42.5% by Mr. K.J. Bradley and 15% by Mr. Evans. Similar to Auto-Lok, King-Way is in the business of producing industrial and commercial storage racks and materials handling systems.

   SAC and Auto-Lok entered into a service agreement pursuant to which King-Way would utilize Auto-Lok's surplus capacity in exchange for fees approximately equal to Auto-Lok's costs of providing the surplus capacity plus a right of first negotiation to acquire King-Way from SAC. This right of first negotiation has since expired. The integration of King-Way's business into Auto-Lok's facility took place primarily during the second quarter of 1998. Through December 31, 1998, costs totaling $1,298,631 had been charged to King-Way under this agreement. At December 31, 1998, Chatwins Group had receivables totaling $780,000 from King-Way.

NAPTech Services Agreement

   On August 25, 1998, NPSAC acquired NAPTech from the Shaw Group for a purchase price of $8.4 million. NPSAC is wholly owned by Mr. Bradley. Like Chatwins Group's CPI division, NAPTech manufactures steel seamless pressure vessels.

   In August 1998, the CPI division of Chatwins Group and NPS Acquisition Corp. (NPSAC), doing business as NAPTech Pressure Systems (NAPTech), entered into a services agreement pursuant to which CPI would provide certain administrative services to NAPTech for cash fees which approximate $29,000 per month. The NAPTech services agreement is for one year and may be renewed annually upon agreement by both Chatwins Group and NAPTech. On August 25, 1998 Chatwins Group purchased from NAPTech $1.0 million of inventory usable by its CPI division in its normal course of business. At December 31, 1998, Chatwins Group had receivables totaling $148,000 from NAPTech.

CPS Leasing

   During 1997 and 1998, Chatwins Group entered into thirteen operating lease agreements with CPS Leasing, Inc. (CPSL), a company owned 80% by Consumer Portfolio Services and 20% by Charles E. Bradley Jr., President of Consumer Portfolio Services, a director of Chatwins Group and son of Charles E. Bradley Sr., Chairman of the Board, Director and a beneficial shareholder of Chatwins Group. During 1997 and 1998, Chatwins Group made lease payments totaling $39,112 and $209,989, respectively, to CPSL.

CGI Investment Corp.

   In April 1990, Chatwins Group acquired a 49% interest in CGI Investment Corp. (CGII), a company controlled by SPI. The principals of SPI are also the majority beneficial owners of Chatwins Group. Since April 1990, Chatwins Group has made loans to CGII of $1.5 million, $1.35 million and $299,000. None of the principal or accrued interest thereon has been repaid under these obligations. Over time, Chatwins Group had provided reserves for a substantial portion of the principal on its notes receivable from CGII and at December 31, 1997, the net carrying value of Chatwins Group's investment in CGII common stock and net notes receivable was $0.6 million.

   CGII's primary assets were two notes receivable from affiliates of Chatwins Group, and a minimal amount of cash, the sum of which totaled $0.7 million at December 31, 1997. During 1998, Chatwins Group and CGII agreed that CGII's liabilities significantly exceeded its assets and it would not be able to repay its obligations to Chatwins Group. As a result, Chatwins Group agreed to exchange its notes receivable from CGII for one of CGII's notes receivable from affiliate which, plus accrued interest, totaled $0.5 million. The difference was provided for currently.

                              CHATWINS GROUP, INC.

Robinson Incorporated

   During 1998, Chatwins Group's Europa division sold its interest in a West Virginia well to and collected other fees from Robinson Incorporated (Robinson) for a total of $100,000 in cash. Robinson is an oil and gas company operating in Oklahoma and is controlled by several members of Chatwins Group's executive management and board of directors.

NOTE 15: PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pension Plans

   Chatwins Group has various retirement plans that cover substantially all of its employees. Included in these plans is one noncontributory, defined benefit plan, benefits under which are based solely on continuous years of service and are not affected by changes in compensation rates.

   Chatwins Group's funding policy provides that payments to the pension trusts be at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Assets of the plan are invested principally in fixed income and equity securities. Chatwins Group participates in a separate multiemployer defined benefit pension plan covering certain employees at one division and has defined contribution plans covering most of its other employees. Chatwins Group's policy with respect to these plans is to fund the amounts accrued.

Other Postretirement Plans

   Chatwins Group maintains various postretirement healthcare and life insurance benefit plans for certain active and retired employees. Covered active and retired employees include those of one operating division of Chatwins Group and, pursuant to a November 1997 plan amendment which became effective January 1, 1998, employees of Chatwins Group's Corporate Executive Payroll (as defined in the plan document).

   Eligible active and retired employees of the one operating division for which postretirement benefits are provided include both union and nonunion employees. Healthcare benefits for both union and nonunion retirees are provided for the most part through comprehensive major medical and other health benefit provisions subject to various retiree cost-sharing features. The majority of employees eligible for healthcare benefits upon retirement are former employees of USX Corporation (USX). A significant portion of postretirement healthcare earned by such employees prior to 1987 is the responsibility of USX. Life insurance benefits provided to eligible union retirees are based on fixed amounts negotiated in labor agreements. Life insurance benefits provided to eligible nonunion retirees are based on the employee's annual base salary at retirement subject to a maximum benefit.

   Postretirement healthcare benefits for eligible active and retired (none as of December 31, 1998) employees of Chatwins Group's Corporate Executive Payroll are paid for by Chatwins Group and subject to various retiree cost-sharing features. Postretirement healthcare benefits for Corporate Executive Payroll employees terminate when the retiree becomes Medicare eligible. Postretirement life insurance benefits for eligible active and retired (none as of December 31, 1998) employees of Chatwins Group's Corporate Payroll are paid for by Chatwins Group and are based on the employee's annual base salary at retirement. Except for certain life insurance benefits paid from reserves held by insurance carriers, benefits have not been funded. Contributions to the plans by Chatwins Group equal benefits paid.

   The Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" in February 1998. The new standard does not change the measurement or recognition of costs for pension or other postretirement plans but, rather, standardizes

                              CHATWINS GROUP, INC.

disclosures and eliminates those that are no longer useful. The following table sets forth the changes in the benefit obligations and plan assets for the years ended December 31, 1998 and 1997 and the funded status at December 31, 1998 and 1997 of Chatwins Group's pension and other postretirement benefit plans (in thousands):

                                            Pension      Other Postretirement
                                         --------------  ----------------------
                                          1998    1997      1998        1997
                                         ------  ------  ----------  ----------
   Change in benefit obligation:
     Benefit obligation, beginning...... $2,002  $1,800  $      919  $    1,345
     Service cost.......................    108      96          28          45
     Interest cost......................    128     120          65         105
     Plan amendment.....................    --      --          --          (54)
     Actuarial loss (gain)..............     14      96         (29)       (480)
     Benefits paid......................   (118)   (110)        (39)        (42)
                                         ------  ------  ----------  ----------
       Benefit obligation, ending....... $2,134  $2,002  $      944  $      919
                                         ======  ======  ==========  ==========
   Change in plan assets:
     Fair value, beginning.............. $1,365  $1,104  $      --   $      --
     Actual return......................     80     221         --          --
     Company contribution...............    165     150          39          42
     Benefits paid......................   (118)   (110)        (39)        (42)
                                         ------  ------  ----------  ----------
       Fair value, ending............... $1,492  $1,365  $      --   $      --
                                         ======  ======  ==========  ==========
   Funded status:
     Net obligation, ending............. $  642  $  637  $      944  $      919
   Unrecognized costs:
     Prior service costs................    (69)    (76)          8         --
     Net (loss) gain....................   (229)   (178)        705         738
     Transition obligation..............    (49)    (61)       (636)       (686)
                                         ------  ------  ----------  ----------
       Accrued benefit cost............. $  295  $  322  $    1,021  $      971
                                         ======  ======  ==========  ==========

                              CHATWINS GROUP, INC.

   Net periodic pension and other postretirement benefits costs for the following years ended December 31 are as follows (in thousands):

                                  Pension           Other Postretirement
                            ----------------------  -------------------------
                             1998    1997    1996    1998     1997     1996
                            ------  ------  ------  ------   -------  -------
   Benefits earned during
    year................... $  108  $   96  $   93  $   28   $    45  $    54
   Interest cost...........    128     120     107      65       105       90
   Amortization of:
     Prior service cost....      8       7       2     --        --       --
     Unrecognized net loss
      (gain)...............    --        3       7     (52)      (10)     (10)
     Unrecognized net
      obligation...........     12      12      12      50        49       53
     Expected return on
      plan assets..........   (118)    (93)    (79)    --        --       --
                            ------  ------  ------  ------   -------  -------
   Defined benefit pension
    and total other
    postretirement benefits
    costs..................    138     145     142  $   91   $   189  $   187
                                                    ======   =======  =======
   Defined contribution
    plan cost..............  1,039   1,038   1,104
   Multiemployer plan
    cost...................     43      19      17
                            ------  ------  ------
     Net periodic pension
      costs................ $1,220  $1,202  $1,263
                            ======  ======  ======

   Assumptions used to develop the pension cost and projected benefit obligation for the defined benefit pension plan for the following years ended December 31 are as follows:

                                                               1998  1997  1996
                                                               ----  ----  ----
   Discount rate (net periodic pension costs)................. 6.75%  7.0% 7.0%
                                                               ====  ====  ===
   Discount rate (projected benefit obligations).............. 6.75% 6.75% 7.0%
                                                               ====  ====  ===
   Expected rate of return on plan assets..................... 8.25%  8.0% 8.0%
                                                               ====  ====  ===

   For the calculation of the net periodic pension costs to be recorded in 1999, the expected rate of return on plan assets was held at 8.25%.

   Assumptions used to develop the net periodic postretirement benefit costs and accumulated postretirement benefit obligations for the following years ended December 31 are as follows:

                                                               1998  1997  1996
                                                               ----  ----  ----
   Discount rate (postretirement benefit cost)...............  6.75% 8.0%  8.0%
                                                               ====  ===   ===
   Discount rate (postretirement benefit obligation).........  6.75% 7.5%  8.0%
                                                               ====  ===   ===
   Healthcare cost trend rate (postretirement benefit cost)..   3.0% 8.0%  8.0%
                                                               ====  ===   ===
   Healthcare cost trend rate (postretirement benefit
    obligation)..............................................   3.0% 3.0%  8.0%
                                                               ====  ===   ===
   Rate of compensation increase.............................   2.0% 2.0%  2.0%
                                                               ====  ===   ===

   USX administers the postretirement healthcare plans for the eligible employees of the operating division of Chatwins Group previously owned by USX and bills Chatwins Group for its share of the postretirement costs related to Chatwins Group's retirees covered by the plans. During 1997, Chatwins Group's actuary reviewed

                              CHATWINS GROUP, INC.

several years of rates charged to Chatwins Group by USX for retiree medical coverage and, as a result, elected to reduce the applicable healthcare cost trend rate for all years subsequent to 1997 to 3%. This reduction in healthcare cost trend rate resulted in a reduction in Chatwins Group's accumulated postretirement benefit obligation and an increase in the unrecognized net gain from December 31, 1996 to December 31, 1997 and a reduction in the net periodic postretirement benefit cost for 1998. A one percentage point increase in the assumed healthcare cost trend rate would increase the benefit obligation at December 31, 1998 by approximately $104,000, increase projected 1999 net periodic cost by approximately $26,000 and increase the total of the service and interest cost components by approximately $14,000. Conversely, a one percentage point decrease in the assumed healthcare cost trend rate would result in approximate decreases in each by $86,000, $21,000 and $11,000, respectively.

NOTE 16: LEASES

   Minimum rental commitments under all noncancellable operating leases in effect at December 31, 1998, were as follows (in thousands):

                          Year ended December 31,
     ----------------------------------------------------------------------------
      Total      1999       2000       2001       2002       2003      After 2003
     -------    ------     ------     ------     ------     ------     ----------
     $13,073    $2,613     $2,280     $1,964     $1,281     $1,070       $3,865
     =======    ======     ======     ======     ======     ======       ======

   Operating lease rental expense for the years ended December 31, 1998, 1997 and 1996, amounted to $2,685,000, $2,290,000 and $1,407,000, respectively.

NOTE 17: INCOME TAXES

   The tax provision comprises the following amounts (in thousands):

                                                       Year Ended December 31,
                                                      -------------------------
                                                        1998     1997    1996
                                                      --------- ------- -------
     Current:
       Federal....................................... $     --  $    91 $    16
       State and local...............................       --       48       9
                                                      --------- ------- -------
         Total.......................................       --      139      25
                                                      --------- ------- -------
     Deferred:
       Federal.......................................     1,083     712     (17)
                                                      --------- ------- -------
         Total.......................................     1,083     712     (17)
                                                      --------- ------- -------
         Total tax provision......................... $   1,083 $   851 $     8
                                                      ========= ======= =======

                              CHATWINS GROUP, INC.

   Chatwins Group's effective income tax rate, reflected in the accompanying consolidated statement of income, differs from the statutory rate due to the following (in thousands):

                                                     Year Ended December 31,
                                                     ---------------------------
                                                       1998      1997     1996
                                                     --------  --------  -------
     Computed amount at statutory rate (34%)........ $    924  $  1,078  $    9
     Net change in valuation allowance..............      --       (360)    --
     State and local income taxes...................      --         48       9
     Goodwill.......................................       49        25      51
     Foreign sales corporation dividends............      (20)      (59)    (52)
     Other--net.....................................      130       119      (9)
                                                     --------  --------  ------
       Total tax provision.......................... $  1,083  $    851  $    8
                                                     ========  ========  ======

   Components of consolidated income taxes consist of the following (in thousands):

                                                   Year Ended December 31,
                                                  ---------------------------
                                                    1998      1997     1996
                                                  ---------  -------  -------
     Income from continuing operations........... $   1,083  $   851  $     8
     Equity loss from continuing operations of
      affiliate..................................    (1,379)    (149)    (366)
     Equity income (loss) from discontinued
      operations of affiliate....................      (221)     108       63
                                                  ---------  -------  -------
       Total consolidated tax provision
        (benefit)................................ $    (517) $   810  $  (295)
                                                  =========  =======  =======

   Temporary differences and carryforwards that gave rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

                                                              At December 31,
                                                              ----------------
                                                               1998     1997
                                                              -------  -------
     Depreciation............................................ $(3,210) $(3,503)
     Inventory basis differences.............................  (1,285)    (389)
     Other...................................................  (1,217)  (1,131)
                                                              -------  -------
       Deferred tax liabilities..............................  (5,712)  (5,023)
                                                              -------  -------
     Loss carryforwards (NOLs)...............................   4,589    1,262
     Book reserves...........................................   2,070    3,835
     Deferred compensation...................................     196      408
     Tax credit carryforwards................................     759      720
     Unicap adjustments......................................     235      240
     Other...................................................     316      494
                                                              -------  -------
     Deferred tax assets.....................................   8,165    6,959
     Less: Valuation allowance...............................    (640)    (640)
                                                              -------  -------
     Deferred tax assets, net................................   7,525    6,319
                                                              -------  -------
     Deferred taxes, net asset............................... $ 1,813  $ 1,296
                                                              =======  =======

   SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Chatwins Group periodically reviews

                              CHATWINS GROUP, INC.

the adequacy of the valuation allowance as a result of changes in its profitability and other factors. Based on its 1997 review, Chatwins Group reduced the valuation allowance by $360,000 in 1997. Based on rates in effect at December 31, 1998 and after consideration of the valuation allowance, approximately $4.5 million of future taxable income is required prior to expiration of Chatwins Group's NOL and credit carryforwards for full realization of net deferred tax assets. Chatwins Group believes that its future taxable income will be sufficient for full realization of the deferred tax assets.

   At December 31, 1998, Chatwins Group had net operating loss carryforwards for tax return reporting purposes of approximately $5.8 million, of which $1.4 million expires in 2008, $1.2 million expires in 2011 and $3.2 million expires in 2018. The availability of these carryforwards may be subject to limitations imposed by the Internal Revenue Code.

   The current and noncurrent classifications of the deferred tax balances are as follows (in thousands):

                                                               At December 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
     Current:
       Deferred tax assets.................................... $ 2,966  $ 4,754
       Deferred tax liabilities...............................  (1,285)    (400)
       Less: Valuation allowance..............................    (232)    (460)
                                                               -------  -------
         Current deferred taxes, net asset....................   1,449    3,894
                                                               -------  -------
     Noncurrent:
       Deferred tax assets....................................   5,199    2,205
       Deferred tax liabilities...............................  (4,427)  (4,623)
       Less: Valuation allowance..............................    (408)    (180)
                                                               -------  -------
     Noncurrent deferred taxes, net asset (liability).........     364   (2,598)
                                                               -------  -------
     Deferred taxes, net asset................................ $ 1,813  $ 1,296
                                                               =======  =======

   At December 31, 1998, the consolidated balance sheet included deferred tax assets of $1.4 million and $0.4 million in other current assets and other assets, respectively. At December 31, 1997, the consolidated balance sheet included deferred tax assets of $3.9 million in other current assets and deferred tax liabilities of $2.6 million in other liabilities.

   A U.S. federal corporate income tax return examination has been completed for Chatwins Group's 1995 tax year. Chatwins Group believes adequate provisions for income taxes have been recorded for all years.

NOTE 18: COMMITMENTS AND CONTINGENT LIABILITIES

   In June 1993, the U.S. Customs Service (Customs) made a demand on Chatwins Group's Industrial rubber distribution division for $612,948.30 in marking duties pursuant to 19 U.S.C. Sec. 1592. The duties are claimed on importations of "unmarked" hose products from 1982 to 1986. Following Chatwins Group's initial response raising various arguments in defense, including expired statute of limitations, Customs responded in January 1997 by reducing its demand to $370,968.00 and reiterating that demand in October 1997. Chatwins Group restated its position and continues to decline payment of the claim. Should the claim not be resolved, Customs threatens suit in the International Courts of Claims. Chatwins Group continues to believe, based on consultation with counsel, that there are facts which raise a number of procedural and substantive defenses to this claim, which will be vigorously defended. There is no applicable insurance coverage.

                              CHATWINS GROUP, INC.

   Chatwins Group is involved in various litigation matters in the ordinary course of business. In the opinion of management, settlement of these and other contingent matters will not have any material effect on Chatwins Group's financial position, results of operations or liquidity. Chatwins Group does not have any adverse commitments at December 31, 1998.

NOTE 19: SEGMENT DISCLOSURES AND RELATED INFORMATION

   Chatwins Group considers its separately identifiable divisions to be its reportable segments pursuant to the management approach. The following represents a description of each division.

   Alliance--Alliance, located in Alliance, Ohio, designs, engineers and manufactures cranes used in a wide range of steel and aluminum mill applications and large special purpose cranes used in marine and aerospace applications and heavy industrial plants. Alliance also manufactures lighter duty cranes for various industrial applications, coke oven machinery and other large steel-related fabrications. In recent years, Alliance has expanded and diversified its engineering and manufacturing capabilities to offer a variety of equipment and related engineering, fabrication, maintenance and repair services.

   Auto-Lok--Auto-Lok, located in Atlanta, Georgia, manufactures high quality roll formed and structural steel fabricated storage racks for industrial and commercial handling systems and general storage applications. In addition, Auto-Lok participates on larger contracts in the sale of total material handling systems through purchasing and reselling related components such as decking and carton flow devices, and subcontracting of rack erection.

   CPI--CPI, located in McKeesport, Pennsylvania, specializes in manufacturing large, seamless pressure vessels for the above ground storage and transportation of highly pressurized gases such as natural gas, hydrogen, nitrogen, oxygen and helium. These pressure vessels are provided to customers such as industrial gas producers and suppliers, the alternative fueled vehicle compressed natural gas fuel industry, chemical and petrochemical processing facilities, shipbuilders, NASA, public utilities and gas transportation companies.

   Hanna--Hanna, with locations in Chicago, Illinois and Milwaukee, Wisconsin, designs and manufactures a broad line of hydraulic and pneumatic cylinders, actuators, accumulators and manifolds. These products are used in a wide variety of industrial and mobile machinery and equipment requiring the application of force in a controlled and repetitive process. Hanna's specialty is custom cylinders in both small quantities packaged by its distributors with valves, pumps and controls as complete fluid power systems and large quantities sold directly to equipment manufacturers.

   Klemp--Klemp, a multi-location division, is a highly diversified manufacturer of metal grating products. Klemp manufactures quality steel and aluminum bar grating products in a variety of sizes, configurations and finishes, and also custom fabricates bar grating products for specialized applications. Klemp products are sold for use in many industrial applications where a combination of strength, light weight, access and a free flow of air, heat, water or light is desired. Its products are used in water and wastewater treatment plants, railroad tank cars, petroleum storage facilities, aircraft, mines, roads, bridge decks and general manufacturing facilities. Klemp's manufacturing and fabrication facilities are located in Libertyville, Illinois (recently relocated from Chicago, Illinois), Orem, Utah, Liberty, Missouri, Dallas, Texas, Dayton, Texas and Pittsburgh, Pennsylvania. Results of Klemp de Mexico and Shanghai Klemp are reported as part of the Klemp operating segment. See note 10.

                              CHATWINS GROUP, INC.

   Steelcraft--Steelcraft, located in Miami, Oklahoma, manufactures and sells cold-rolled steel leaf springs. Its principal customers are manufacturers of trailers for boats, small utility vehicles and golf carts and makers of recreational vehicles and agricultural trailers.

   Chatwins Group manufactures its products in the United States (U.S.), Mexico and China. Of Chatwins Group's $191.6 million of consolidated net sales for 1998, $184.5 million (96%) were sales from the production of U.S. locations, $4.7 million (3%) were from Klemp de Mexico and $2.4 million (1%) were from Shanghai Klemp. Products manufactured in the U.S. are primarily sold throughout the U.S.; usually within the major geographic region of the country where the production facility is located. However, of the $184.5 million of net sales from domestic locations, $12.0 million were export sales to other countries ($5.3 million to the Far East; $3.5 million to Latin and South America; $1.8 million to the U.K.; and $1.4 million to Canada).

   During 1998, no customer accounted for more than 10% of the net sales of Chatwins Group. Individual divisions of Chatwins Group have had customers in certain calendar years that have accounted for in excess of 10% of that division's net sales. This occurs principally at CPI, Alliance, the Brooks operation of Hanna and Auto-Lok due to the large contract nature of their businesses, and commonly occurs for different customers from one year to the next.

                              CHATWINS GROUP, INC.

   The following represents the disaggregation of financial data at and for the years ended December 31, 1998, 1997 and 1996 (in thousands except for related notes):

                                                               Total   Capital
                                         Net Sales EBITDA(1) Assets(2) Spending
                                         --------- --------- --------- --------
   Year ended December 31, 1998:
   Alliance............................. $ 41,982   $ 2,485  $ 18,111   $  232
   Auto-Lok.............................   25,794     1,775    10,645      400
   CPI..................................   28,284     6,003    20,117    1,421
   Hanna................................   34,458     5,714    17,544      214
   Klemp................................   57,003     2,627    32,439    2,731
   Steelcraft...........................    3,960       644     1,651       10
   Europa...............................      105        62     1,106       15
   Headquarters.........................       --    (2,007)   15,753       72
                                         --------   -------  --------   ------
     Totals............................. $191,586    17,303  $117,366   $5,095
                                         ========            ========   ======
   Depreciation and amortization........             (5,157)
   Interest expense(3)..................             (9,428)
                                                    -------
     Income before income taxes.........            $ 2,718
                                                    =======
   Year ended December 31, 1997:
   Alliance............................. $ 43,791   $ 3,817  $ 14,872   $  265
   Auto-Lok.............................   26,524       899    10,054      716
   CPI..................................   28,171     5,882    17,071    1,446
   Hanna................................   33,420     4,721    15,916      229
   Klemp................................   52,501     2,952    29,545    2,350
   Steelcraft...........................    4,378       889     1,705       14
   Europa...............................      135        29     1,326       --
   Headquarters.........................      135    (2,398)   20.780       24
                                         --------   -------  --------   ------
     Totals............................. $188,920    16,791  $111,269   $5,044
                                         ========            ========   ======
   Depreciation and amortization........             (4,393)
   Interest expense(3)..................             (9,226)
                                                    -------
     Income before income taxes.........            $ 3,172
                                                    =======
   Year ended December 31, 1996:
   Alliance............................. $ 28,091   $ 1,546  $ 12,662   $  326
   Auto-Lok.............................   16,864      (154)    7,860      525
   CPI..................................   25,107     5,377    16,236    1,493
   Hanna................................   29,617     3,127    15,972      391
   Klemp................................   49,643     4,012    25,115    1,653
   Steelcraft...........................    4,010       771     1,766       45
   Europa...............................      148        94     1,433      100
   Headquarters.........................       --    (1,558)   20,286      171
                                         --------   -------  --------   ------
     Totals............................. $153,480    13,215  $101,330   $4,704
                                         ========            ========   ======
   Depreciation and amortization........             (4,263)
   Interest expense(3)..................             (8,927)
                                                    -------
     Income before income taxes.........            $    25
                                                    =======

--------
(1) EBITDA is presented as it is the primary measurement used by management in assessing segment performance.
(2) Headquarters total assets at December 31, 1998, 1997 and 1996 are primarily comprised of deferred tax assets and Chatwins Group's investment in Reunion common stock. See note 5.
(3) Excludes amortization of debt issuance expenses of $671,000, $550,000 and $632,000 for the years ended December 31, 1998 and 1997, respectively.

                                                                      Annex A


MERGER AGREEMENT

     MERGER AGREEMENT, dated as of March 30, 1999, by and between Reunion Industries, Inc., a Delaware corporation ("Reunion"), and Chatwins Group, Inc. a Delaware corporation ("Chatwins").

W I T N E S S E T H:

     WHEREAS, Reunion desires to acquire Chatwins, and Chatwins desires that Reunion acquire Chatwins, all on the terms and conditions set forth in this Agreement;

     WHEREAS, it is the intention of the parties that the Merger (as defined below) shall: (i) be accounted for by the "purchase method" under generally accepted accounting principles ("GAAP"); (ii) qualify as a tax free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall qualify as a "plan of reorganization" within the meaning of Section 368 of the Code; and (iii) qualify as a tax free exchange of stock under Section 354 of the Code;

     WHEREAS, the Boards of Directors of Chatwins and Reunion have approved and adopted this Agreement and have authorized the execution hereof; and

     WHEREAS, the shareholders of Chatwins and the shareholders of Reunion shall vote for or against the adoption of this Agreement at meetings thereof to be called as promptly as possible following the execution of this Agreement (or by written consent).

     NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and the representations, warranties, conditions and promises hereinafter contained, the parties to this Agreement hereby agree as follows:

THE MERGER

The Merger.

At the Effective Time (as defined in Section 1.1(b)), Chatwins shall be merged with and into Reunion (the "Merger"), in accordance with the General Corporation Law of the State of Delaware (the "Delaware GCL"), whereupon the separate existence of Chatwins shall cease and Reunion shall be the surviving corporation.

As soon as practicable after satisfaction or waiver of all conditions to the Merger, Chatwins and Reunion will file a certificate of merger (which shall be in form and substance reasonably satisfactory to the parties hereto) with the Secretary of State of the State of Delaware (the "Secretary of State") in accordance with Section 251(c) of the Delaware GCL and make all other filings or recordings required by the Delaware GCL in connection with the Merger. The Merger shall become effective on such date as the certificate of merger is duly filed with the Secretary of State or at such later date as is specified in the certificate of merger (the "Effective Time").

From and after the Effective Time, Reunion shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities, liabilities and duties of Chatwins as provided in the Delaware GCL.

Conversion of Shares. By virtue of the Merger and without any action on the part of Reunion or Chatwins:

The aggregate number of shares of the common stock of Chatwins, par value $.01 per share, issued and outstanding immediately prior to the Effective Time (the "Chatwins Common Stock") shall be automatically converted into the right to receive the following consideration in the manner and at the time described below:

at the Effective Time, 8,500,000 fully paid and nonassessable shares of common stock of Reunion, par value $.01 per share ("Reunion Common Stock"); and up to 500,000 shares of Reunion Common Stock (the "Additional Shares") to be issued within 30 days after the filing by Reunion of its Annual Report on Form 10K for the year ending December 31, 1999 (the "Filing Date") as follows:

(x) 200,000 shares of Reunion Common Stock if EBITDA (as defined in clause (z) below) earned by the Chatwins Divisions (as defined in clause (z) below) during the year ending December 31, 1999 ("1999 EBITDA") is at least $27,911,000; plus

(y) . 3 shares of Reunion Common Stock for each dollar of 1999 EBITDA in excess of $27,911,000 up to and including $28,911,001.

(z) For purposes of this Agreement, "EBITDA" shall mean the earnings before interest, taxes, depreciation and amortization of the Chatwins Divisions, determined in accordance with GAAP applied on a consistent basis, without, however, any allocations related to headquarters overhead or expense, as audited by PriceWaterhouseCoopers, LLP, and the "Chatwins Divisions" shall mean the operating divisions of Chatwins known as "CPI", "Klemp", "Alliance", "Hanna", "Steelcraft" and "AutoLok", the Kingway material handling business of Stanwich Acquisition Corp. ("SAC"), which will be merged into Reunion and operated within the AutoLok division and the Naptech business of NPS Acquisition Corp. ("NPS"), which will be merged into Reunion and operated within the CPI division.

(iii) the Reunion Common Stock to be issued in accordance with this Section 1.2(a) shall be allocated among the holders of the Chatwins Common Stock pro rata based upon their percentage ownership of the Chatwins Common Stock at the Effective Time.

(b)(i) The aggregate number of shares of Class D, Series A Preferred Stock of Chatwins, par value $.01 per share (the "Series A Preferred"), Class D, Series B Preferred Stock of Chatwins, par value $.01 per share, (the "Series B Preferred"), and Class D, Series C Preferred Stock of Chatwins, par value $.01 per share (the "Series C Preferred"), issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive preferred stock of Reunion (the "Series A Reunion Preferred") with an initial redemption value (the "Initial Redemption Value") equal to the aggregate redemption price of such Chatwins preferred stock on the Closing Date (as defined in Section 1.4) determined as provided in Chatwins's Restated Certificate of Incorporation. The Series A Reunion Preferred will be redeemable when no shares of Series B Preferred Stock of Reunion (the "Series B Reunion Preferred") to be issued in connection with the merger of SAC into Reunion are outstanding at any time at the option of Reunion at a redemption value (the "Total Redemption Value") equal to the Initial Redemption Value plus all accrued but unpaid preferred dividends. The Series A Reunion Preferred will accrue a cumulative dividend equal to 10% of the Initial Redemption Value per annum, which will accrue from the Effective Time (the "Series A Preferred Dividend"). The Series A Preferred Dividend will be junior in right of payment to dividends on the Series B Reunion Preferred, will be payable as and when the Board of Directors of Reunion determines and will be senior in right of payment to dividends on shares of Reunion Common Stock. The Series A Reunion Preferred will not be voting, except as required by law, and will not have any right of conversion into the Reunion Common Stock or any other securities of Reunion. Upon a liquidation of Reunion, the holders of the Series A Reunion Preferred will be entitled to be paid, out of the assets of Reunion available for payment to the holders of Reunion's capital stock, an amount equal to the Total Redemption Value on the date of payment. In the event of a liquidation of Reunion no payments will be made and no assets will be distributed to the holders of the Reunion Common Stock or any other class of capital stock of Reunion, including the Series B Reunion Preferred, until the holders of the Series A Reunion Preferred shall have been paid the Total Redemption Value. The Series A Reunion Preferred will have such other preferences, privileges, restrictions and rights as are determined by the Board of Directors of Reunion prior to the Effective Time.

The Series A Reunion Preferred shall be allocated among the holders of the Series A Preferred, Series B Preferred and Series C Preferred in accordance with such holders' applicable Redemption Percentages at the Effective Time. For these purposes, a particular holder's "Redemption Percentage" shall mean the fraction (expressed as a percentage) obtained by dividing (y) the aggregate Initial Redemption Value of the Series A Preferred, Series B Preferred and Series C Preferred held by such holder immediately prior to the Effective Time by (z) the aggregate Initial Redemption Value of the shares of Series A Preferred, Series B Preferred and Series C Preferred issued and outstanding immediately prior to the Effective Time.

All shares of Chatwins Common Stock, Series A Preferred, Series B Preferred and Series C Preferred (collectively, the "Chatwins Capital Stock") shall automatically be cancelled and retired and shall cease to exist and each holder of a certificate representing any such Chatwins Capital Stock (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive consideration (the "Merger Consideration") consisting of the number of shares of Reunion Common Stock or Series A Reunion Preferred specified herein, together with any cash in lieu of fractional shares of Reunion Common Stock to be paid pursuant to Section 1.3(c), upon the surrender of such Certificate in accordance with Section 1.3(a), without interest.

All shares of Chatwins Capital Stock held by Chatwins as treasury shares shall be cancelled and retired and shall cease to exist and no shares of Reunion Common Stock or Series A Reunion Preferred shall be issuable in respect thereof.

Chatwins agrees that the 1,450,000 shares of Reunion Common Stock and the warrant to purchase an additional 75,000 shares of Reunion Common Stock owned by Chatwins as of the date hereof shall be retired by Reunion, and Chatwins shall thereupon cease to have any rights with respect thereto, including any right of exchange in connection with the Merger.

Surrender of Certificates; Payment of Merger Consideration.

Surrender of Certificates. At or after the Closing (as defined in Section 1.4), upon presentation by the holder thereof, duly endorsed, each Certificate shall be cancelled and exchanged and, simultaneously with such cancellation and exchange, (i) in respect of Chatwins Common Stock a new certificate shall be issued representing the number of shares of Reunion Common Stock into which the Chatwins Common Stock formerly held by such shareholder shall have been converted in the Merger in accordance with Section 1.2 (a)(i) hereof, together with a check payable to such shareholder representing any payment of cash in lieu of fractional shares determined in accordance with Section 1.3(c) hereof and (ii) in respect of Series A Preferred, Series B Preferred and Series C Preferred, a new certificate shall be issued representing the number of shares of Series A Reunion Preferred determined in accordance with the applicable Redemption Percentages. Within 30 days following the Filing Date, a certificate shall be issued representing Additional Shares, if any, into which the Chatwins Common Stock formerly held by such shareholder shall have been converted in the Merger in accordance with Section 1.2(a)(ii) hereof, together with a check payable to such shareholder representing any payment of cash in lieu of fractional shares determined in accordance with Section 1.3(c) hereof. All of the shares of Reunion Common Stock and Series A Reunion Preferred issued in the Merger shall be duly authorized, validly issued, fully paid and nonassessable and, at the time of issuance, shall be free and clear of all liens, claims, encumbrances, security interests and rights of redemption (together, "Liens").

No Further Ownership Rights in Chatwins Capital Stock. The Merger Consideration issued upon the surrender for exchange of Certificates in accordance with the terms of this Agreement (including any cash paid pursuant to Section 1.3(c)) shall be deemed to have been issued (or paid, as the case may be) in full satisfaction of all rights pertaining to the Chatwins Capital Stock represented thereby. From and after the Closing, the stock transfer books of Chatwins shall be closed and there shall be no further registration of transfers on the stock transfer books of Chatwins or Reunion of the Chatwins Capital Stock which was outstanding immediately prior to the Effective Time. If, after the Closing, Certificates are presented to Reunion for any reason, they shall be cancelled and exchanged as provided in this Agreement.

No Fractional Shares. No certificate or scrip representing fractional shares of Reunion Common Stock will be issued in the Merger upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Reunion. In lieu of any such fractional shares, each holder of Chatwins Common Stock, who would otherwise have been entitled to a fraction of a share of Reunion Common Stock in exchange for Certificates pursuant to this Agreement shall receive from Reunion a cash payment in lieu of such fractional share equal to the product of the market price of Reunion Common Stock at the close of business on the Closing Date and the fractional share interest to which such holder would otherwise be entitled.

Closing. The closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Buchanan Ingersoll Professional Corporation, One Oxford Centre, 301 Grant Street, 20th Floor, Pittsburgh, Pennsylvania 15219 at 10:00 a.m. on June 29, 1999, or at such other place or time as the parties may mutually agree (the "Closing Date").

Further Assurances. At the Closing and thereafter, each party hereto will execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest Reunion with full title to all assets, properties, rights, approvals, immunities and franchises of Chatwins and to effect the other purposes of this Agreement.

THE SURVIVING CORPORATION

Certificate of Incorporation. The Certificate of Incorporation of Reunion in effect at the Effective Time shall be the Certificate of Incorporation of the surviving corporation until amended in accordance with applicable law.

By-Laws. The By-laws of Reunion in effect at the Effective Time shall be the By-laws of the surviving corporation until amended in accordance with applicable law.

Officers. The persons listed on Schedule 2.3 shall serve in the offices shown opposite their names on Schedule 2.3 at the Effective Time and shall continue in the same offices on behalf of the surviving corporation until their resignation or removal in accordance with the By-laws.

Directors. The Directors of Reunion serving on the Reunion Board of Directors at the Effective Time shall continue to serve as members of the Board of Directors of the surviving corporation until their resignation or until their successors are duly elected and qualified. In addition, at the first meeting of the Board of Directors occurring after the Effective Time, the total number of persons serving on the Board of Directors shall be increased by two and two additional persons nominated by Chatwins shall be appointed by the Board of Directors of Reunion to fill the vacancies, effective at such meeting of the Board, thereby created.

REPRESENTATIONS AND WARRANTIES OF CHATWINS

     Chatwins hereby represents and warrants to Reunion on the date hereof and as of the Effective Time as follows (it being understood that for purposes of this Section 3, Chatwins shall include each of its subsidiaries):

Chatwins' Organization and Good Standing. Chatwins is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Chatwins is duly qualified to do business and in good standing in each jurisdiction where the character of property owned or leased by it or the nature of its activities makes such qualification necessary except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Chatwins Material Adverse Effect. As used herein, a "Chatwins Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Chatwins or on the ability of Chatwins to consummate the transactions contemplated by this Agreement.

Power and Authority; Execution and Delivery. Chatwins has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. Except for shareholder approval as required by the Delaware GCL, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly approved and authorized by all requisite corporate action of Chatwins. Except for such shareholder approval and the filing of a certificate of merger in accordance with Section 1.1(b), no further corporate actions or approvals on the part of Chatwins are required under applicable law for the consummation of the Merger. This Agreement has been duly executed and delivered by Chatwins and, subject only to the approval of its shareholders in accordance with the Delaware GCL, constitutes the legal, valid and binding obligation of Chatwins, enforceable against it in accordance with its terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a court of law or equity).

Capitalization and Voting Rights.

The authorized capital of Chatwins consists entirely of the following, the rights, privileges and preferences of which are as stated in the Certificate of Incorporation of Chatwins:

3,000 shares of Series A Preferred, of which 2,249 shares are issued and outstanding as of the date hereof;

800 shares of Series B Preferred, of which 800 shares are issued and outstanding as of the date hereof;

2,500 shares of Series C Preferred, of which 1,510 shares are issued and outstanding as of the date hereof; and

400,000 shares of Chatwins Common Stock, of which 289,677.4 shares are issued and outstanding and 41,109 shares are held by Chatwins as treasury shares.

Except as set forth on Schedule 3.3, Chatwins has no outstanding subscriptions, options, warrants, calls or other agreements or commitments by which Chatwins is bound in respect of the capital stock of Chatwins, whether issued or unissued, and no outstanding rights or securities convertible into or exchangeable for any such capital stock, and Chatwins is not a party or subject to any agreement or understanding, and to Chatwins's knowledge, there is no agreement or understanding between any persons and/or entities, which affects or relates to the voting or giving of written consents with respect to any security of Chatwins. All shares of Class A, B, C and E Preferred Stock authorized to be issued by the Certificate of Incorporation of Chatwins have been retired, and no shares thereof or rights with respect thereto are outstanding.

Subsidiaries. Except as set forth in Schedule 3.4, Chatwins does not own or control, directly or indirectly, any interest in any other corporation, association or other business entity.

Valid Issuance of Preferred and Common Stock. Except as set forth on Schedule 3.5, the outstanding shares of Chatwins Capital Stock are duly and validly authorized and issued, fully paid and nonassessable.

Reports and Financial Statements. Chatwins has previously furnished to Reunion a true and complete copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Chatwins 10-K") substantially in the form to be filed with the Securities and Exchange Commission ("SEC") and Current Reports on Form 8K as filed with the SEC since December 31, 1998. Chatwins will provide Reunion with a true and complete copy of each Quarterly Report on Form 10Q promptly after filing such report with the SEC. As of their respective dates, the Chatwins 10-K, Quarterly Reports on Form 10Q and Current Reports on Form 8K referred to above did not, and will not, when filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements included in the Chatwins 10K have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Chatwins and its subsidiaries as of December 31, 1998 and the consolidated results of operations and changes in cash flow of Chatwins and its subsidiaries for the period then ended.

Changes. Except as set forth on Schedule 3.7 or in the Chatwins 10-K, since December 31, 1998, there has not been:

any adverse change in the assets, condition (financial or otherwise), affairs, business, operations, properties, or liabilities of Chatwins from that reflected in the balance sheet as at December 31, 1998, referred to in Section 3.6 above, except for changes in the ordinary course of business which do not constitute, either individually or in the aggregate, a Chatwins Material Adverse Effect;

any material change in the liabilities or obligations of Chatwins, contingent or otherwise, whether due or to become due, whether by way of guaranty, endorsement, indemnity, warranty or otherwise, except for the incurrence of current liabilities in the ordinary course of business, none of which has had a Chatwins Material Adverse Effect;

any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, operations or business of Chatwins;

any waiver by Chatwins of a valuable right or of a material debt owed to it;

any loans made by Chatwins other than advances of expenses made in the ordinary course of business;

any declaration or payment of any dividend or other distribution of the assets of Chatwins or any direct or indirect redemption, purchase or acquisition of any securities of Chatwins;

any incurrence of indebtedness for money borrowed or any other liabilities individually in excess of $50,000 or, in the case of indebtedness and/or liabilities individually less than $50,000, in excess of $100,000 in the aggregate;

any sale, exchange or other disposition of any of Chatwins's assets, other than in the ordinary course of business;

to the best of Chatwins's knowledge, any other event or condition of any character which could reasonably be expected to result in a Chatwins Material Adverse Effect;

any increase in compensation of any of its existing officers, or the rate of pay of its employees as a group, except as part of regular compensation increases in the ordinary course of business;

any resignation or termination of employment of any officer or key employee of Chatwins; or

any agreements to do or enter into any of the foregoing.

Governmental Approvals and Filings. Except as set forth in Schedule 3.8 and for the filing of a certificate of merger in accordance with the Delaware GCL, no approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing, registration or compliance with, any governmental or regulatory authority, is required in order to permit Chatwins to enter into this Agreement or to consummate the transactions contemplated herein.

Litigation. Except as set forth in the Chatwins 10-K, (i) there is no action, suit, proceeding or investigation pending or, to Chatwins's knowledge, currently threatened in writing against Chatwins or its property, assets or business which might reasonably be expected to result, either individually or in the aggregate, in a Chatwins Material Adverse Effect, including without limitation, actions pending or threatened involving the prior employment of any of Chatwins's employees, their use in connection with Chatwins's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers; and (ii) Chatwins is not a party or subject to the provisions of any order, writ, injunction, award, judgment or decree of any court, arbitration panel or government agency or instrumentality.

Patents and Trademarks. Chatwins has sufficient title and ownership of all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and processes necessary for its business as now conducted and without any conflict with or infringement of the rights of others which could reasonably be expected to result in a Chatwins Material Adverse Effect. Schedule 3.10 contains a complete list of patents and patent applications owned by Chatwins. Except as set forth in Schedule 3.10, there are no outstanding options, licenses or agreements of any kind relating to the foregoing, nor is Chatwins bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes owned by any other person or entity. Chatwins has not received any communications or claims alleging that Chatwins has violated or, by conducting its business as currently conducted, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person or entity. Chatwins is not aware that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court of administrative agency, that would interfere with the use of such employee's best efforts to promote the interests of Chatwins or that would conflict with Chatwins's business as proposed to be conducted. Neither the execution and delivery of this Agreement nor the carrying on of Chatwins's business by the employees of Chatwins will, to Chatwins's knowledge, conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under any contract, covenant or instrument under which any of such employees is now obligated.

No Conflict. Except as set forth on Schedule 3.11, neither the execution, delivery and performance of this Agreement by Chatwins, nor the consummation by Chatwins of the transactions contemplated hereby will (i) conflict with, or result in a breach of any of the terms, conditions or provisions of the Certificate of Incorporation or By-laws of Chatwins, (ii) conflict with, result in a breach or violation of, give rise to a default under or result in the acceleration of performance under any mortgage, lease, agreement, note, bond, indenture, guarantee or any statute, regulation, ordinance, writ, injunction, order, judgment or decree to which Chatwins may be subject, which conflict, breach, default, violation or acceleration could reasonably be expected to have a Chatwins Material Adverse Effect, or (iii) give rise to an imposition of any Lien of any nature whatsoever upon any of the assets of Chatwins.

Agreements.

Except as set forth in Schedule 3.12, there are no agreements, understandings or transactions between Chatwins and any of its officers or directors or any affiliate thereof.

Except as set forth in Schedule 3.12, there are no agreements, understanding or transactions to which Chatwins is a party or by which it is bound which
(i) involve obligations (contingent or otherwise) of, or payments to, Chatwins in excess of $500,000 other than in the ordinary course of business, (ii) are material to the conduct and operations of Chatwins's business or properties (including, without limitation, the license of any patent, copyright, trade secret or other proprietary rights to or from Chatwins), (iii) restrict or adversely affect the development, manufacture or distribution of Chatwins's products or services, (iv) involve any written employment or consulting arrangement between Chatwins and any person, or (v) involve any material oral employment or consulting arrangement between Chatwins and any person.

Title to Property and Assets. Except as set forth on Schedule 3.13, Chatwins has good title to its property and assets free and clear of all Liens, except such Liens which do not materially impair Chatwins's ownership or use of such property or assets. With respect to the property and assets it leases, Chatwins is in substantial compliance with such leases and, to its knowledge, holds a valid leasehold interest free of any Liens. All of Chatwins's properties and assets are, in all material respects, in good operating condition, subject to normal wear and tear.

Labor Agreements and Actions; Employee Benefits.  Except as set forth on
Schedule 3.14, Chatwins is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and within the last two (2) years no labor union has requested or, to the knowledge of Chatwins, has sought to represent any of the employees, representatives, or agents of Chatwins; there is no strike or other labor dispute involving Chatwins pending or, to the knowledge of Chatwins, threatened, which could reasonably be expected to have a Chatwins Material Adverse Effect, nor is Chatwins aware of any labor organization activity involving its employees. Except as noted in Schedule 3.14 hereto, Chatwins does not have any employee benefit plans presently in force with respect to profit-sharing or pensions.

Tax Matters. Chatwins (i) has timely filed all tax returns that are required to have been filed by it with all appropriate governmental agencies (and all such returns are true and correct and fairly reflect in all material respects its operations for tax purposes); and (ii) has timely paid all taxes owed or assessed against it (other than taxes the validity of which are being contested in good faith by appropriate proceedings). The assessment of any additional taxes for periods for which returns have been filed is not expected to exceed the reserves therefor reflected in the Chatwins's publicly-filed financial statements and, to Chatwins's knowledge, there are no material unresolved questions or claims concerning Chatwins's tax liability. Chatwins 1995 federal corporate income tax return was audited by the Internal Revenue Service and all additional tax and interest assessed as a result of such audit has been paid and all required state tax filings as a result thereof have been made. Except as provided in the preceding sentence, Chatwins's federal income tax returns have not been reviewed or audited by any taxing authority. There is no pending dispute with any taxing authority relating to any of said returns which, if determined adversely to Chatwins, would result in the assertion by any taxing authority of any valid material tax deficiency.

Minute Books. The minute books of Chatwins contain a complete and accurate record of all meetings of directors and stockholders since the date of incorporation and all actions by written consent.

Purchase Method. To the best knowledge of Chatwins, neither Chatwins nor any of its affiliates has taken or agreed to take any action inconsistent with Reunion's accounting for the Merger under the "purchase method".

Disclosure. Neither this Agreement nor any document or information furnished to Reunion by Chatwins pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements of Chatwins contained herein or therein not misleading.

S-4 Registration Statement. At the time the Registration Statement (as defined in Section 9.8) becomes effective and at the Effective Time, the Registration Statement and the Proxy Statement/Prospectus included therein, to the extent that material is prepared or furnished by Chatwins for inclusion therein, and the Chatwins SEC filings incorporated by reference therein, will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or shall omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or necessary to correct any statement which has become false or misleading with respect to the transactions contemplated hereby and will comply in all material respects with the requirements of the Securities Act of 1933 (the "Securities Act") and the rules and regulations thereunder (provided that no representation or warranty is made with respect to the information not prepared or furnished by Chatwins specifically for use therein or not contained in Chatwins SEC filings incorporated by reference therein).

Broker's or Finder's Fees. Except as set forth in Schedule 3.20, neither Chatwins nor any of its affiliates has authorized any person to act as broker, finder, banker, consultant, intermediary or in any other similar capacity which would entitle such person to any investment banking, brokerage, finder's or similar fee from Chatwins in connection with the transactions contemplated by this Agreement.

Permits, Licenses, Authorizations; Compliance with Laws. Chatwins has all licenses, franchises, certificates of occupancy, permits and other governmental authorizations which are material and necessary to conduct its business, and Chatwins is not in violation in any material respect of any such license, franchise, certificate of occupancy, permit or other governmental authorization, or any statute, law, ordinance, rule regulation, judgment, order or decree applicable to it or any of its properties.

REPRESENTATIONS AND WARRANTIES OF REUNION

     Reunion represents and warrants to Chatwins as of the date hereof and as at the Effective Time as follows (it being understood that for purposes of this Section 4, Reunion shall include each of its subsidiaries):

Organization and Good Standing. Reunion is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Reunion is duly qualified to do business and in good standing in each jurisdiction where the character of property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Reunion Material Adverse Effect. As used herein, the term "Reunion Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Reunion and its subsidiaries, taken as a whole, or on the ability of Reunion to consummate the transactions contemplated by this Agreement.

Power and Authority; Execution and Delivery. Reunion has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. Except for shareholder approval as required by the Delaware GCL, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly approved and authorized by all requisite corporate action of Reunion. Except for such shareholder approval and the filing of a certificate of merger in accordance with Section 1.1(b), no further corporate actions or approvals on the part of Reunion are required under applicable law for the consummation of the Merger. This Agreement has been duly executed and delivered by Reunion and, subject only to the approval of its shareholders in accordance with the Delaware GCL, constitutes the legal, valid and binding obligation of Reunion, enforceable against Reunion in accordance with its terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a court of law or equity).

Governmental Approvals and Filings. Except as set forth in Schedule 4.3, and for the filing of a certificate of merger in accordance with the Delaware GCL, no approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing, registration or compliance with, any governmental or regulatory authority, is required in order to permit Reunion to enter into this Agreement or to consummate the transactions contemplated herein.

No Conflict. Except as set forth in Schedule 4.4, neither the execution, delivery and performance of this Agreement by Reunion, nor the consummation by Reunion of the transactions contemplated hereby will (i) conflict with, or result in a breach of any of the terms, conditions or provisions of the Certificate of Incorporation or By-laws of Reunion, (ii) conflict with, result in a breach or violation of, give rise to a default under or result in the acceleration of performance under any mortgage, lease, agreement, note, bond, indenture, guarantees or any statute, regulation, ordinance, writ, injunction, order, judgment or decree to which Reunion may be subject, which conflict, breach, default, violation or acceleration would have a Reunion Material Adverse Effect, or (iii) give rise to an imposition of any Lien, charge, security interest or encumbrance of any nature whatsoever upon any of the assets of Reunion.

Merger Consideration. When issued, the shares of Reunion Common Stock and Series A Reunion Preferred to be issued in the Merger will be duly authorized, validly issued, fully-paid and nonassessable and free and clear of all Liens and preemptive rights. The certificates or instruments representing such shares will be in due and proper form.

Reports and Financial Statements. Reunion has previously furnished to Chatwins a true and complete copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Reunion 10-K") substantially in the form to be filed with the SEC and Current Reports on Form 8K as filed with the SEC since December 31, 1998. Reunion will provide Chatwins with a true and complete copy of each Quarterly Report on Form 10Q promptly after filing such report with the SEC. As of their respective dates, the Reunion 10-K, Quarterly Reports on Form 10Q and Current Reports on Form 8K referred to above, did not, and will not, when filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements included in the Reunion 10K have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Reunion and its subsidiaries as of December 31, 1998 and the consolidated results of operations and changes in cash flow of Reunion and its subsidiaries for the period then ended.

Absence of Material Adverse Change. Except as set forth on Schedule 4.7 or the Renuion 10-K, since December 31, 1998 there has not been any Reunion Material Adverse Effect.

Capitalization of Reunion. Reunion's authorized capital stock consists of (i) 20,000,000 shares of Reunion Common Stock of which 3,900,065 are outstanding on the date hereof, and (ii) 10,000,000 shares of preferred stock, par value $.01 per share, none of which are outstanding on the date hereof. All of the issued and outstanding shares of capital stock of Reunion are duly authorized and validly issued, fully-paid and nonassessable.

Certificates of Incorporation and By-laws.

Reunion has delivered to Chatwins copies of its Certificate of Incorporation and all amendments thereto, which copies are complete and correct. Reunion is not in default under, or in violation of, any provisions of its Certificate of Incorporation. Reunion's Certificate of Incorporation has not been amended since December 31, 1998 and, except as contemplated by this Agreement or in connection with the Acquisitions (as defined in Section 6.2(c)), no action has been taken for the purpose of effecting any amendment thereto.

Reunion has delivered to Chatwins copies of its By-laws and all amendments thereto, which copies are complete and correct. Reunion is not in default under, or in violation of, any provision of its By-laws. Reunion's By-laws have not been amended since the date of certification thereof and no action has been taken for the purpose of effecting any amendment thereto.

Legal Proceedings. Except as set forth in the Reunion 10-K, (i) there are no suits, actions, claims, proceedings (including, without limitation, arbitration or administrative proceedings) or investigations pending or to the knowledge of Reunion threatened in writing against Reunion or its property, assets or business which could reasonably be expected, individually or in the aggregate, to have a Reunion Material Adverse Effect; and (ii) Reunion is not a party or subject to the provisions of any judgment, order, injunction, decree or award of any court, arbitration panel or government agency or instrumentality.

Purchase Method. To the best knowledge of Reunion, neither Reunion nor any of its affiliates has taken or agreed to take any action inconsistent with the accounting treatment of the Merger under the "purchase method".

Disclosure. Neither this Agreement nor any document or information furnished to Chatwins by Reunion pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements of Reunion contained herein or therein not misleading.

S-4 Registration Statement. At the time the Registration Statement becomes effective and at the Effective Time, the Registration Statement and the Proxy Statement/Prospectus included therein and the Reunion SEC filings incorporated by reference therein, will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or shall omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or necessary to correct any statement which has become false or misleading with respect to the transactions contemplated hereby and will comply in all material respects with the requirements of the Securities Act and the rules and regulations thereunder (provided that no representation or warranty is made with respect to the information prepared or furnished by Chatwins to Reunion specifically for use therein or contained in Chatwins SEC filings incorporated by reference therein).

Broker's or Finder's Fees. Except for Legg Mason Wood Walker, Inc. and Robert Gray, neither Reunion nor any of its affiliates has authorized any person to act as broker, finder, banker, consultant, intermediary or in any other similar capacity which would entitle such person to any investment banking, brokerage, finder's or similar fee from Reunion in connection with the transactions contemplated by this Agreement.

Permits, Licenses, Authorizations; Compliance with Laws. Reunion has all licenses, franchises, certificates of occupancy, permits and other governmental authorizations which are material and necessary to conduct its business, and Reunion is not in violation in any material respect of any such license, franchise, certificate of occupancy, permit or other governmental authorization, or any statute, law, ordinance, rule regulation, judgment, order or decree applicable to it or any of its properties.

COVENANTS OF CHATWINS

     Chatwins covenants and agrees that:

Regular Course of Business. Except as otherwise consented to in writing by Reunion, prior to the Closing Chatwins will carry on its businesses only in the ordinary course and substantially in accordance with past practices, and Chatwins will use commercially reasonable efforts to preserve its present business organization intact and keep available the services of its present executive officers.

Restricted Activities and Transactions. Except as otherwise consented to in writing by Reunion or contemplated by this Agreement or as resulting from the consummation of the transactions contemplated by this Agreement, prior to the Closing Chatwins will not:

amend its Certificate of Incorporation or By-laws;

except in the ordinary course of business and substantially in accordance with past practices, (i) borrow or agree to borrow any funds or mortgage or pledge any of its assets, tangible or intangible, (ii) voluntarily incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any material obligation or liability (absolute or contingent), (iii) cancel or agree to cancel any material debts or claims, or (iv) lease, sell, transfer or encumber, agree to lease, sell, transfer or encumber, or grant or agree to grant any preferential rights to lease or acquire, any of its assets, property or rights;

except as set forth on the Schedules hereto, (i) grant any increase in compensation or benefits, or (ii) make, pay or accrue any bonuses, pension, profit sharing or similar payment to any director, officer or employee of Chatwins other than payment of 1998 performance bonuses accrued as of December 31, 1998;

acquire control or ownership of any other corporation, association, joint venture, partnership, business trust or other business entity, or acquire control or ownership of all or a substantial portion of the assets of any of the foregoing, or merge, consolidate or otherwise combine with any other corporation or enter into any agreement providing for any of the foregoing;

except as set forth on the Schedules hereto or in the ordinary course of business consistent with past practice, hire any additional professional personnel or make any change in the responsibilities or office of any officer of Chatwins;

except as set forth on the Schedules hereto or in the ordinary course of business consistent with past practice, enter into any material contract or agreement or materially modify any existing material agreement;

declare, set aside, make or pay any dividend or other distribution with respect to its capital stock, or retire or redeem any of such capital stock, or take any action which would have an effect equivalent to any of the foregoing; or

agree or commit to do any of the foregoing.

Approval of Shareholders.

Chatwins shall through its Board of Directors duly call, give notice of, convene and hold a meeting of its shareholders (or solicit the written consent thereof) for the purpose of voting on (i) the adoption and approval of this Agreement and
(ii) the waiver of all rights available to such shareholders to demand appraisal of their shares of Chatwins Common Stock under the Delaware GCL, as soon as reasonably practicable after the date hereof.

Chatwins will provide its shareholders with, or give its shareholders access to, all material information about the transactions contemplated by this Agreement. The written information provided to the Chatwins shareholders will be, when so provided, true and accurate in all material respects, and such information will not, when so provided, contain any untrue statement of a material fact or omit to state a material fact with respect to such written information. Copies of all written information delivered or to be delivered to the shareholders shall be offered for review and approval to Reunion prior to its delivery to the Chatwins shareholders.

Consents, Approvals and Filings. Chatwins will use its best efforts to obtain on or before the Closing all necessary approvals, authorizations, registrations, consents, licenses, clearances or orders of governmental and regulatory authorities referred to in Section 3.8.

Access to Books, Records and Other Information. Chatwins will afford to Reunion and its accountants, attorneys and agents such information as Reunion may reasonably request (including such copies of documents as Reunion may reasonably request) and reasonable access to the books and records of Chatwins.

COVENANTS OF REUNION

     Reunion covenants and agrees that:

Regular Course of Business. Except as otherwise consented to in writing by Chatwins, prior to the Closing, Reunion will carry on its businesses only in the ordinary course and substantially in accordance with past practices, and will use commercially reasonable efforts to preserve its present business organization intact and keep available the services of its present executive officers.

Restricted Activities and Transactions. Except as otherwise consented to in writing by Chatwins or contemplated by this Agreement or as resulting from the consummation of the transactions contemplated by this Agreement, prior to the Closing Reunion will not:

amend its Certificate of Incorporation or By-laws except in connection with the Acquisitions (as defined in Section 6.2(c));

except in the ordinary course of business and substantially in accordance with past practices, (i) borrow or agree to borrow any funds or mortgage or pledge any of its assets, tangible or intangible, (ii) voluntarily incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any material obligation or liability (absolute or contingent), (iii) cancel or agree to cancel any material debts or claims, or (iv) lease, sell, transfer or encumber, agree to lease, sell, transfer or encumber, or grant or agree to grant any preferential rights to lease or acquire, any of its assets, property or rights;

acquire control or ownership of any other corporation, association, joint venture, partnership, business trust or other business entity, or acquire control or ownership of all or a substantial portion of the assets of any of the foregoing, or merge, consolidate or otherwise combine with any other corporation or enter into any agreement providing for any of the foregoing; provided that Reunion, or one of its subsidiaries, may enter into a merger or other acquisition agreement with each of SAC and NPS (collectively, the "Acquisitions").

issue or sell any shares of its capital stock or other equity interests or issue or award any options, warrants or other rights with respect to its capital stock or other equity interests, except in connection with the Acquisitions; or

agree or commit to do any of the foregoing.

Approval of Shareholders.

Reunion shall through its Board of Directors duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of voting on the adoption and approval of this Agreement as soon as reasonably practicable after the date hereof.

Reunion will provide its shareholders with, or give its shareholders access to, all material information about the transactions contemplated by this Agreement. The written information provided to the Reunion shareholders will be, when so provided, true and accurate in all material respects, and such information will not, when so provided, contain any untrue statement of a material fact or omit to state a material fact with respect to such written information.

Consents, Approvals and Filings. Reunion will use its best efforts to obtain on or before the Closing all necessary approvals, authorizations, registrations, consents, licenses, clearances or orders of governmental and regulatory authorities referred to in Section 4.3.

Access to Books, Records and Other Information. Reunion will afford to Chatwins and its accountants, attorneys and agents such information as Chatwins may reasonably request (including such copies of documents as Chatwins may reasonably request) and reasonable access to its books and records.

MUTUAL COVENANTS

Payment of Expenses. Except for the fees, costs and expenses charged in connection with any refinancing of Reunion to be consummated in connection with the Merger, which shall be paid one-half by Reunion and one-half by Chatwins, and except as otherwise specifically provided elsewhere herein, each party to this Agreement shall be responsible for its own costs and expenses incurred in connection with the transactions contemplated by this Agreement, and in particular, Reunion shall be responsible for the fees and expenses of Legg Mason Wood Walker, Incorporated. All expenses incurred in connection with the Registration Statement shall be borne by Reunion.

Public Announcements. Reunion and Chatwins shall to the maximum extent feasible advise and confer with each other prior to the issuance of any reports, public statements or releases pertaining to this Agreement or any transaction contemplated hereby.

Public Disclosure. None of the information supplied by Reunion and Chatwins for inclusion or incorporation by reference in the Registration Statement (as defined below) at the time the Registration Statement is filed with the SEC and the time such document becomes effective under the Securities Act, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Refinancing. Reunion and Chatwins shall, and shall cause their respective affiliates, agents and employees to, cooperate and expend all efforts reasonably necessary to consummate on the Closing Date the currently contemplated refinancing of the outstanding indebtedness of Reunion and Chatwins through lenders reasonably acceptable to Chatwins and Reunion, and any refinancing in lieu or supplemental thereof.

No Shop.   From the date hereof until the Effective Time, except in connection with the Acquisitions, and as otherwise required to comply with applicable law, Reunion and Chatwins shall not and shall not permit any officer, director or other agent of Reunion or Chatwins, directly or indirectly, to take any action to seek, initiate, negotiate or encourage or enter into or participate in any discussions regarding, any offer from any third party to acquire any shares of capital stock or other equity interest of such third party, or to sell to such third party any shares of capital stock or other equity interest of Reunion or Chatwins, to merge or consolidate with Reunion or Chatwins, or to otherwise acquire any significant portion of the assets of Reunion or Chatwins or to acquire any significant portion of the assets of such third party.

CONDITIONS TO OBLIGATIONS OF REUNION

     The obligation of Reunion to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, on or prior to the Closing, of the following conditions:

Representations and Warranties True at the Closing. The representations and warranties of Chatwins contained in this Agreement shall be true and correct in all material respects, except to the extent such representations were made as of a specific date other than the date hereof.

Performance of Covenants. Chatwins shall have performed in all material respects all covenants required to be performed by it under this Agreement prior to the Closing.

Opinion of Counsel. Chatwins shall have delivered to Reunion an opinion, dated the Closing Date and addressed to Reunion, of Richards & O'Neil, LLP in form and substance reasonably satisfactory to Reunion and its counsel.

Shareholder Approvals. This Agreement shall have been adopted by the requisite vote of the shareholders of Reunion and of Chatwins under the Delaware GCL; and holders of no more than 5% of Chatwins Common Stock shall have exercised their rights of appraisal under the Delaware GCL, provided that the Board of Directors of Reunion may elect to proceed with the Merger in the event that more than 5% of holders of Chatwins Common Stock exercise such rights of appraisal.

Other Approvals and Consents. All required approvals and authorizations of governmental and regulatory authorities, including those listed on Schedule 3.8 and Schedule 4.3, shall have been obtained.

No Governmental or Other Proceeding. No order of any court or administrative agency of competent jurisdiction shall be in effect which restrains or prohibits any transaction contemplated hereby or which would limit or otherwise affect in any material respect the Merger.

No Material Adverse Change. There shall not have been since the date hereof any occurrence which could reasonably be expected to have a Chatwins Material Adverse Effect.

Certificate of Chatwins. Chatwins shall have furnished Reunion with a Certificate of Chatwins signed by its principal executive officer to the effect that the representations and warranties of Chatwins contained in this Agreement are true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made on such date (except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing Date) and that Chatwins has performed or complied in all material respects with all terms, covenants and provisions of this Agreement required to be performed or complied with by it prior to or at the Closing.

Certificate of Merger. Chatwins shall have executed and delivered to Reunion the certificate of merger to be filed with the Secretary of State in connection with the Merger.

Fairness Opinion. Reunion's Board of Directors shall have received the opinion of Legg Mason Wood Walker, Inc., in a form reasonably satisfactory to the Board, that the consideration to be paid for Chatwins pursuant to this Agreement is fair to Reunion and its stockholders, other than Chatwins, from a financial point of view.

Refinancing; Chatwins Warrants. Reunion shall have an enforceable agreement or agreements with one or more lenders, to consummate and/or continue one or more credit facilities, the proceeds of which will be sufficient to redeem the $50,000,000 principal amount Senior Notes of Chatwins due 2003 (the "Senior Notes") and to provide adequate working capital resources to Reunion after giving effect to the Merger, and all conditions precedent to the amendment and/or funding of such credit facilities shall have been satisfied other than the consummation of the Merger. Chatwins shall have issued the requisite "bring along notice" to its warrantholders and all Chatwins warrants shall have been exercised or terminated.

CONDITIONS TO OBLIGATIONS OF CHATWINS

     The obligations of Chatwins to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, on or prior to the Closing, of the following conditions:

Representations and Warranties True at the Closing Date. The representations and warranties of Reunion contained in this Agreement shall be true and correct in all material respects, except for representations and warranties which were made as of a specified date other than the date hereof.

Performance of Covenants. Reunion shall have performed in all material respects all covenants required to be performed by it under this Agreement prior to the Closing.

Opinion of Counsel. Reunion shall have delivered to Chatwins an opinion, dated the Closing Date and addressed to Chatwins, of Buchanan Ingersoll Professional Corporation, in form and substance reasonably satisfactory to Chatwins and its counsel.

Shareholder Approvals. This Agreement shall have been adopted by the requisite vote of the shareholders of Reunion and of Chatwins under the Delaware GCL and holders of no more than 5% of Chatwins Common Stock shall have exercised their rights of appraisal under the Delaware GCL; provided that the Board of Directors of Chatwins may elect to proceed with the Merger in the event that more than 5% of holders of Chatwins Common Stock exercise such rights of appraisal.

Other Approvals and Consents. All required approvals and authorizations of governmental and regulatory authorities, including those listed on Schedule 3.8 and Schedule 4.3, shall have been obtained.

No Governmental or Other Proceeding. No order of any court or administrative agency of competent jurisdiction shall be in effect which restrains or prohibits any transaction contemplated hereby or which would limit or otherwise affect in any material respect the Merger.

Certificate of Reunion. Reunion shall have furnished Chatwins with a Certificate of Reunion signed by its respective President or any Vice President to the effect that, except for changes thereto agreed to in writing by Chatwins, the representations and warranties of Reunion contained in this Agreement are true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made on such date (except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing) and that Reunion has performed or complied in all material respects with all terms, covenants and provisions of this Agreement required to be performed or complied with by it prior to or at the Closing.

Registration. Reunion shall have filed with the SEC the Registration Statement and the Registration Statement shall be effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act"). For the purposes of this Agreement, "Registration Statement" shall mean the registration statement on Form S-4 of Reunion covering the shares of Reunion Common Stock to be issued to the Chatwins's shareholders upon conversion of the Chatwins Common Stock in connection with the Merger, including a proxy statement/prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement. Reunion shall have complied in all material respects with all "Blue Sky" obligations applicable to the transactions contemplated by this Agreement and by the Registration Statement.

Listing. Reunion shall have taken such actions as are necessary to cause the shares registered by the Registration Statement to be listed on the Pacific Exchange and the NASDAQ Small-Cap Market.

Certificate of Merger. Reunion shall have executed and delivered to Chatwins the certificate of merger to be filed with the Secretary of State in connection with the Merger.

No Material Adverse Change. There shall not have been since the date hereof any occurrence which could reasonably be expected to have a Reunion Material Adverse Effect.

Refinancing. Reunion shall have an enforceable agreement or agreements with one or more lenders, to consummate and/or continue one or more credit facilities, the proceeds of which will be sufficient, to redeem the Senior Notes and to provide adequate working capital resources to Reunion after giving effect to the Merger, and all conditions precedent to the amendment and/or funding of such credit facilities shall have been satisfied other than the consummation of the Merger.

Reunion Preferred. The Board of Directors of Reunion shall have approved and Reunion shall have filed with the Secretary of the State and delivered to Chatwins a Certificate of Designations with respect to the Series A Reunion Preferred having the terms described in Section 1.2(b) hereof.

TERMINATION

Termination. This Agreement may be terminated (i) by the mutual consent of Reunion and Chatwins; (ii) by Reunion or Chatwins at any time after 120 days after the date hereof if for any reason the Merger shall not by such date have been consummated and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party;

(iii) by Reunion if there has been a misrepresentation or breach on the part of Chatwins in the representations, warranties and covenants of Chatwins set forth herein which, if curable, has not been cured within 10 days of notice thereof by Reunion and which breach, if not cured, would cause a failure of the conditions set forth in Section 8.1 or 8.2; (iv) by Chatwins if there has been a misrepresentation or breach on the part of Reunion in the representations, warranties and covenants of Reunion set forth herein which, if curable, has not been cured within 10 days of notice thereof by Chatwins and which breach, if not cured, would cause a failure of the conditions set forth in Section 9.1 or 9.2; and (v) by Reunion or Chatwins if any court or administrative agency of competent jurisdiction shall have issued an order which restrains or prohibits any transaction contemplated hereby or which would limit or otherwise affect in any material respect the Merger and such order shall have become final and nonappealable.

Effect of Termination. If this Agreement is validly terminated by Reunion or Chatwins pursuant to Section 10.1, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of Reunion or Chatwins (or any of their respective subsidiaries, representatives or affiliates), except (i) that the provisions of Sections 7.1 and 7.2 will continue to apply following any such termination and (ii) that nothing contained herein shall relieve any party hereto from liability for breach of its representations, warranties, covenants or agreements contained in this Agreement.

Termination After Shareholder Vote. At any time prior to the Effective Time this Agreement may be terminated by the Board of Directors of Reunion or Chatwins pursuant to Section 10.1 hereof notwithstanding the prior approval of this Agreement and the Merger by their respective stockholders.

INDEMNIFICATION

Indemnification.

Reunion shall indemnify and hold harmless Chatwins, each of its directors and officers, and each person or entity, if any, who controls Chatwins within the meaning of the Securities Act against all losses, claims, damages or liabilities, joint or several, to which Chatwins or any such director, officer or controlling person may become subject (i) which arise out of or are caused by any breach by Reunion of any representation or warranty of Reunion contained in this Agreement or any related agreement, (ii) which arise out of or are caused by any breach or other failure to perform any covenant, agreement or other obligation of Reunion contained in this Agreement or any related agreement, or
(iii) under the Securities Act insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and Reunion shall reimburse Chatwins or any such director, officer or controlling person for any reasonable legal or other expenses in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Reunion shall not be required to indemnify and hold harmless or reimburse Chatwins to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission in any document made in reliance upon and in conformity with written information furnished to Reunion by or on behalf of Chatwins for use in the preparation of such documents.

Chatwins shall indemnify and hold harmless Reunion, each of its directors and officers, and each person or entity, if any, who controls Reunion within the meaning of the Securities Act, against all losses, claims, damages or liabilities to which Reunion or any such director or officer or controlling person may become subject
(i) which arise out of or are caused by any breach by Chatwins of any representation or warranty of Chatwins contained in this Agreement or any related agreement, (ii) which arise out of or are caused by any breach or other failure to perform any covenant, agreement or other obligation of Chatwins contained in this Agreement or any related agreement, or (iii) under the Securities Act insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case only to the extent that such untrue statement or alleged untrue statement or omission was made in reliance upon and in conformity with written information furnished to Reunion by or on behalf of Chatwins; and Chatwins shall reimburse Reunion for any reasonable legal or other expenses reasonably incurred by Reunion or any such director or officer or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action.

Promptly after receipt by a party who is, under paragraphs (a) or (b) of this
Section 11.1 an indemnified party, of notice of the commencement of any action with respect to which indemnification may be sought under this Section 11.1, such indemnified party shall notify the indemnifying party. Such notice shall be a condition precedent to any liability of the indemnifying party for indemnification contained in this Section 11.1; provided, however, that the rights of the indemnified party to indemnification or compensation hereunder will only be affected by its failure to give prompt notice to the indemnifying party of the commencement of such action if and to the extent that such failure prejudices the indemnifying party in the defense of such action. In case any such action is being brought against any indemnified party and it notifies an indemnifying party of the commencement thereof, the indemnifying party shall be entitled to assume and control the defense of the action at its expense and if the indemnifying party gives notice to such indemnified party of its election to assume and control the defense, the indemnifying party will not be liable to such indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense or investigation of the action, so long as and to the extent that the indemnifying party continues to diligently defend the indemnified party.

No action for indemnity under this Article XI may be brought or maintained by either party after the Effective Time.

MISCELLANEOUS PROVISIONS

Notices, Etc. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given, when delivered in person, telegraphed, or when mailed by certified or registered mail, postage prepaid, or when given by telex or facsimile transmission (promptly confirmed in writing), as follows:

If to Chatwins:

Chatwins Group, Inc.
300 Weyman Plaza, Suite 340
Pittsburgh, Pennsylvania  15236
Telephone:  412-885-5501
Facsimile:  412-885-5512
Attention:  President
with copies to:
Richards & O'Neil, LLP
885 Third Avenue
New York, New York 10022-4873
Telephone:  212-207-1200
Facsimile:  212-750-9022
Attention:  Brian D. Beglin, Esq.

If to Reunion:
Reunion Industries, Inc.
One Stamford Landing, 62 Southfield Avenue
Stamford, Connecticut  06902
Telephone:  203-324-8858
Facsimile:  203-967-3923
Attention: President

with copies to:
Buchanan Ingersoll Professional Corporation
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
Telephone:  (412) 562-8800
Facsimile  (412) 562-1041
Attention:  Herbert B. Conner, Esq.

or such other person as the person entitled to notice shall designate in writing, such writing to be delivered to the other parties hereto in the manner provided in this Section 12.1.

Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate delivered pursuant hereto shall not survive the Closing Date and the consummation of any or all of the transactions contemplated hereby.

Entire Agreement; Amendment. This Agreement (including the various Schedules hereto) sets forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof. This Agreement may be amended or modified only by a written instrument executed by Reunion and Chatwins. The Boards of Directors of Chatwins and Reunion may amend this Merger Agreement at any time prior to the time that this Merger Agreement (or a certificate in lieu thereof) filed with the Secretary of State becomes effective in accordance with Section 103 of the Delaware GCL, provided that an amendment made subsequent to the adoption of this Merger Agreement by the stockholders of Chatwins or Reunion may not (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof, (2) alter or change any term of the certificate of incorporation of Reunion to be effected by the Merger, or (3) alter or change any of the terms and conditions of this Merger

Agreement if such alteration or change would adversely affect the holders of any class or series of capital stock of Reunion or Chatwins.

  Individual Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid and unenforceable provision had never comprised a part hereof,
(iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the legal, invalid or unenforceable provision, and (iv) there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

General. This Agreement: (i) shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the choice of law principles thereof; (ii) shall inure to the benefit of the parties hereto and their heirs, personal representatives, successors and permitted assigns, nothing in this Agreement, expressed or implied, being intended to confer upon any other person any rights or remedies hereunder; (iii) may not be assigned by a party without the prior written consent of the other parties; and
(iv) may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The Section, Schedule and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement the day and year first above written.
REUNION INDUSTRIES, INC.


By:  /s/  Richard L. Evans
   _______________________________
     Richard L. Evans
     Executive Vice President



CHATWINS GROUP, INC.


By:  /s/  Charles E. Bradley, Sr.
   _______________________________
     Charles E. Bradley, Sr.
     Chairman

                                                                         Annex B

                                                 March 30, 1999

The Board of Directors
Reunion Industries, Inc.
62 Southfield Avenue
One Stamford Landing
Stamford, CT 06902

Members of the Board:

   Reunion Industries, Inc. ("Reunion") and Chatwins Group, Inc. ("Chatwins") have entered into a Merger Agreement dated as of March 30, 1999 (the "Agreement"). The Agreement provides, among other things, for the merger of Chatwins with and into Reunion (the "Merger"). You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, to Reunion and its stockholders, other than Chatwins, of the consideration to be paid for Chatwins pursuant to the Agreement.

   Pursuant to the Agreement, the shareholders of Chatwins would receive 8,500,000 newly issued shares of Reunion Common Stock plus an additional 500,000 contingent shares based on satisfaction of certain 1999 performance goals. The 8,500,000 shares would represent approximately 69% of the outstanding shares of Reunion. Simultaneous with the Merger, shares of Reunion and warrants exercisable for Reunion shares currently owned by Chatwins would be retired, resulting in the present shareholders of Chatwins owning approximately 78% of the outstanding common stock of Reunion after the Merger. The outstanding Preferred Stock of Chatwins would be converted into Preferred Stock of Reunion. The net debt of Chatwins will be repaid or refinanced by Reunion upon the Merger. The terms and conditions of the Merger are more fully set forth in the Agreement.

   Legg Mason has acted as the financial advisor to the Board of Directors of Reunion in connection with the Board's analysis of the financial terms of the Merger and in connection with the Board's analyses of certain related transactions and has received a fee for these services. In addition, Legg Mason will receive a separate fee for providing this Opinion and certain related opinions.

   In arriving at our Opinion set forth below, we have, among other things: (i) reviewed the Merger Agreement; (ii) reviewed certain publicly available audited and unaudited financial statements of Reunion and Chatwins and certain other publicly available information of Reunion and Chatwins; (iii) reviewed certain internal information, primarily financial in nature, concerning Reunion and Chatwins prepared by their respective managements; (iv) discussed the past and current operations and financial condition and prospects of Reunion with the senior management of Reunion; (v) discussed the past and current operations and financial condition and prospects of Chatwins with the senior management of Chatwins; (vi) reviewed forecast financial statements of Reunion prepared and furnished to us by the senior management of Reunion; (vii) reviewed forecast financial statements of Chatwins prepared and furnished to us by the senior management of Chatwins; (viii) held meetings and discussions with certain officers and employees of Reunion and Chatwins, concerning the operations, financial condition and future prospects of the combined company; (ix) reviewed certain publicly available financial and stock market data relating to selected public companies that we considered relevant to our inquiry; (x) considered the pro forma financial effects of the Merger on Reunion; and, (xi) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate.

   We are not expressing an opinion as to the price or trading range at which shares of Reunion Common Stock may trade following the Merger.

   In connection with our review, we have assumed and relied upon the accuracy and completeness of all financial and other information supplied to us by Reunion and Chatwins, and all publicly available information, and we have not independently verified such information. We also have relied upon the managements of Reunion and Chatwins as to the reasonableness and achievability of the financial projections (and the assumptions and bases therein) provided to us for Reunion and Chatwins, respectively, and we have assumed that such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future operating performance of each respective entity, including without limitation, the tax benefits available to the combined company as well as to Reunion on a stand alone basis. Neither Reunion nor Chatwins publicly discloses internal management projections of the type provided to Legg Mason in connection with Legg Mason's review of the Merger. Such projections were not prepared with the expectation of public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

   We have not been requested to make, and we have not made, an independent appraisal or evaluation of the assets, properties, facilities or liabilities of either Reunion or Chatwins and, with the exception of certain appraisals relating to the Juliana Preserve, we have not been furnished with any such appraisals or evaluations. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies and assets may actually be sold. Because such estimates are inherently subject to uncertainty, Legg Mason assumes no responsibility for their accuracy.

   Our Opinion is necessarily based on share prices and economic and other conditions and circumstances as in effect on, and the information made available to us as of March 26, 1999. In arriving at our Opinion, we were not authorized to solicit, and did not solicit, third party indications of interest from any party with respect to an acquisition of Reunion, its assets, or any part thereof. We have assumed that the Merger and related transactions described above will be consummated on the terms and conditions described in the Agreement, without any waiver of material terms or conditions by Reunion or Chatwins, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the combined company.

   It is understood that this letter is directed to Reunion's Board of Directors and the Opinion expressed herein is provided for the use of the Board in its evaluation of the proposed Merger. This letter does not constitute a recommendation of the Merger over any other alternative transaction which may be available to Reunion and does not address the underlying business decision of the Board of Directors of Reunion to proceed with or effect the Merger. In addition, this Opinion does not constitute a recommendation to any stockholder of Reunion as to how such stockholder should vote at the stockholder's meeting to be held in connection with the Merger. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Legg Mason Wood Walker, Incorporated, provided that this Opinion may be included in its entirety in any filing made by Reunion with the Securities and Exchange Commission with respect to the Merger and the transactions related thereto.

   Based upon and subject to the foregoing, we are of the opinion that, as of March 26, 1999, the consideration to be paid for Chatwins pursuant to the Agreement is fair to Reunion and its stockholders, other than Chatwins, from a financial point of view.

                                    Very truly yours,

                                    LEGG MASON WOOD WALKER, INCORPORATED

                                      Annex C

                            DELAWARE CODE ANNOTATED
                             TITLE 8. CORPORATIONS
                       CHAPTER 1. GENERAL CORPORATION LAW
                     SUBCHAPTER IX. MERGER OR CONSOLIDATION
     Copyright (C) 1975-1998 by The State of Delaware. All rights reserved.
                     Current through End of 1998 Reg. Sess.

(S) 262 Appraisal rights.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252, (S) 254,
      (S) 257, (S) 258, (S) 263 or (S) 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or
        (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S) 228 or
        (S) 253 of this title, each consitutent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constitutent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection
      (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection
      (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Reunion Industries' Certificate of Incorporation and Bylaws provide that present and former directors of Reunion Industries, or persons serving at the request of the corporation, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law against all losses, liabilities, and expenses incurred in connection with any threatened, pending, or completed action suit or proceeding instituted against such person by virtue of his or her position as a director of the corporation or person serving at the request of the corporation. Generally, Delaware General Corporation Law Section 145 permits such indemnification where the party seeking indemnification acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, or, in the case of any criminal action or proceeding, where such person had no reasonable cause to believe his conduct was unlawful. A similar standard of care is applicable in the case of derivative actions except that in such cases indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and then, where the person is adjudged to be liable to the corporation, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such expenses as the court shall deem proper.

   Section 145 further provides that where a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding he shall be indemnified against expenses, including attorneys' fees, incurred in connection therewith.

   Reunion Industries maintains insurance policies under which directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of Reunion Industries.

Item 21. Exhibits and Financial Statement Schedules

   (a) Exhibits

   2.1
     --Merger Agreement by and between Reunion Resources Company and
      Reunion Industries, Inc. Incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4 (Registration No. 33-64325).

   2.2
     --Merger Agreement, dated as of March 30, 1999, between Reunion
      Industries, Inc. and Chatwins Group, Inc. Incorporated by reference from Annex A to the proxy statement/prospectus which is part of this Registration Statement (schedules are omitted; Reunion Industries, Inc. agrees to furnish copies of such schedules to the Commission upon request).

   2.3
     --Merger Agreement, dated as of March 30, 1999, between Reunion
      Industries, Inc., Stanwich Acquisition Corp. and the stockholders named therein.

   3.1
     --Certificate of Incorporation of Reunion Industries, Inc.
      Incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-4 (Registration No. 33-64325).

   3.2
     --Bylaws of Reunion Industries, Inc. Incorporated by reference to
      Exhibit 3.2 to Registration Statement on Form S-4 (Registration No. 33-64325).

   4.1
     --Specimen Stock Certificate evidencing the Common Stock, par value
      $.01 per share, of Reunion Industries, Inc. Incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-4 (Registration No. 33-64325).

   5.1
     --Opinion of Buchanan Ingersoll Professional Corporation re: validity of shares.

   8.1
     --Opinion of Finn Dixon and Herling LLP re: transfer restrictions.

   8.2
     --Opinion of Finn Dixon and Herling LLP re: tax consequences

  10.1
     --Buttes Gas & Oil Co. 1992 Nonqualified Stock Option Plan.
      Incorporated by reference to Exhibit 10.35 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1992.

  10.2
     --Form of Stock Option Agreement for options issued pursuant to the 1992 Nonqualified Stock Option Plan. Incorporated by reference to
      Exhibit 10.36 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1992.

  10.3
     --Form of Warrants expiring June 30, 1999 to purchase an aggregate of 150,000 shares of Common Stock of Reunion Industries, Inc.
      Incorporated by reference to Exhibit 10.37 Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1992.

  10.4
     --Reunion Resources Company 1993 Incentive Stock Plan. Incorporated by reference to Exhibit 10.34 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1993.

  10.5
     --Form of Stock Option Agreement for options issued pursuant to the 1993 Incentive Stock Plan. Incorporated by reference to Exhibit 10.35 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1993.

  10.6
     --The 1998 Stock Option Plan of Reunion Industries, Inc. Incorporated by reference to Exhibit 2.2 to Registration Statement on Form S-4 (No. 333-56153).

  10.7
     --Form of Stock Option Agreement for options issued pursuant to the 1998 Stock Option Plan of Reunion Industries, Inc. Incorporated by reference to Exhibit 10.7 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1998.

  10.8
     --Loan and Security Agreement dated as of October 16, 1998 among
      Oneida Rostone Corp., Reunion Industries, Inc. and DPL Acquisition Corp. and The CIT Group/Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to Reunion Industries' Current Report on Form 8- K dated October 19, 1998.

  10.9
     --Amendment No. 1 to Loan and Security Agreement dated as of December
      31, 1998 modifying original Loan and Security Agreement dated as of October 16, 1998 among Oneida Rostone Corp., Reunion Industries, Inc. and DPL Acquisition Corp. and The CIT Group/Business Credit, Inc. Incorporated by reference to Exhibit 10.9 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1998.

 10.10
     --Stock Purchase Agreement, dated April 2, 1996, between Tribo
      Petroleum Corporation and Reunion Resources Company. Incorporated by reference to Exhibit 2.1 to Reunion Industries' Current Report on Form 8-K dated April 2, 1996.

 10.11
     --Subordinated Promissory Note Date 1996, made May 24, 1996 by Tri-
      Union Development Corporation in favor of Reunion Industries, Inc. in the original principal amount of $2,200,000. Incorporated by reference to Exhibit 2.2 to Reunion Industries' Current Report on Form 8-K dated May 24, 1996.

 10.12
     --Pledge Agreement dated as of May 24, 1996, between Tribo Petroleum
      Corporation, as pledgor, and Reunion Industries, Inc., as secured party, covering all issued and outstanding capital stock of Tri-Union Development Corporation. Incorporated by reference to Exhibit 2.3 to Reunion Industries' Current Report on Form 8-K dated May 24, 1996.

 10.13
     --Guaranty, dated May 24, 1996, made by Tribo Petroleum Corporation in favor of Reunion Industries, Inc. Incorporated by reference to
      Exhibit 2.4 to Reunion Industries' Current Report on Form 8-K dated May 24, 1996.

 10.14
     --Share Purchase Agreement dated October 17, 1996 between Allied Irish
      Banks Holdings and Investments Limited and DPL Acquisition Corp. Incorporated by reference to Exhibit 2.1 to Reunion Industries' Current Report on Form 8-K dated October 17, 1996.

 10.15
     --Stock Purchase Agreement dated as of October 17, 1996 among Frank J.
      Guzikowski, DPL Acquisition Corp., Reunion Industries, Inc., Data Packaging International, Inc. and DPL Holdings, Inc. Incorporated by reference to Exhibit 2.2 to Reunion Industries' Current Report on Form 8-K dated October 17, 1996.

 10.16
     --Asset Purchase Agreement between Oneida Rostone Corp., Quality
      Molded Products, Inc. and Don A. Owen, dated November 18, 1996. Incorporated by reference to Exhibit 2.1 to Reunion Industries' Current Report on Form 8-K dated November 18, 1996.

  11.1
     --Computation of Earnings Per Share. Incorporated by reference to
      Exhibit 11.1 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1998.

  21.1
     --List of Subsidiaries of Reunion Industries. Incorporated by reference to Exhibit 21.1 to Reunion Industries' Annual Report on Form 10-K for the years ended December 31, 1998.

  23.1
     --Consent of Independent Public Accountants for Reunion Industries,
      Inc.--PricewaterhouseCoopers LLP.

  23.2
     --Consent of Independent Public Accountants for Chatwins Group, Inc.--
      PricewaterhouseCoopers LLP.

  23.3
     --Consent of Legg Mason Wood Walker, Incorporated.

  23.4
     --Consent of Finn Dixon and Herling LLP (included as part of Exhibits
      8.1 and 8.2).

  23.5
     --Consent of Buchanan Ingersoll Professional Corporation (included as part of Exhibit 5.1).

  24.1
     --Power of Attorney (included on signature page of Pre-Effective
      Amendment No. 1 to the Registration Statement).

  99.1
     --Opinion of Legg Mason Wood Walker, Incorporated. Incorporated by reference from Annex B to the proxy statement/prospectus which is part of this Registration Statement.

  99.2
     --Form of proxy card for the annual meeting of the stockholders of Reunion Industries, Inc.

   (b) Financial Statement Schedules

   None required.

Item 22. Undertakings

   The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offer.

   The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

   The Registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut on the 31st day of March, 1999.

                                          REUNION INDUSTRIES, INC.

                                                    /s/ Richard L. Evans
                                          By: _________________________________
                                                      Richard L. Evans
                                                 Executive Vice President,
                                                Chief Financial Officer, and
                                                         Secretary

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of this 31st day of March, 1999.

              Signature                          Title
              ---------                          -----

                                       President and Chief
______________________________________  Executive Officer
       Charles E. Bradley, Sr.          (principal executive
                                        officer)

                                       Director
______________________________________
          Thomas N. Amonett

                                       Director
______________________________________
          Thomas L. Cassidy

                                                                  /s/ Richard L.
                                                                  Evans
                                                                  ___________________
                                       Director                   Richard L. Evans,
______________________________________                            for himself and as
            W.R. Clerihue                                         attorney-in-fact
                                                                  for each director,
                                                                  on March 31, 1999
                                       Director
______________________________________
            Franklin Myers

                                       Director
______________________________________
            John G. Poole

                                       Executive Vice President,
______________________________________  Chief Financial Officer,
           Richard L. Evans             and Secretary
                                        (principal financial
                                        officer)

                               INDEX TO EXHIBITS

   2.1
     --Merger Agreement by and between Reunion Resources Company and
      Reunion Industries, Inc. Incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4 (No. 33-64325).

   2.2
     --Merger Agreement, dated as of March 30, 1999, between Reunion
      Industries, Inc. and Chatwins Group, Inc. Incorporated by reference from Annex A to the proxy statement/prospectus which is part of this Registration Statement (schedules are omitted; Reunion Industries, Inc. agrees to furnish copies of such schedules to the Commission upon request).

   2.3
     --Merger Agreement, dated as of March 30, 1999, between Reunion
      Industries, Inc., Stanwich Acquisition Corp. and the stockholders named therein.

   3.1
     --Certificate of Incorporation of Reunion Industries, Inc.
      Incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-4 (No. 33-64325).

   3.2
     --Bylaws of Reunion Industries, Inc. Incorporated by reference to
      Exhibit 3.2 to Registration Statement on Form S-4 (No. 33-64325).

   4.1
     --Specimen Stock Certificate evidencing the Common Stock, par value
      $.01 per share, of Reunion Industries, Inc. Incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-4 (Registration No. 33-64325).

   5.1
     --Opinion of Buchanan Ingersoll Professional Corporation re: validity of shares.

   8.1
     --Opinion of Finn Dixon and Herling LLP re: transfer restrictions.

   8.2
     --Opinion of Finn Dixon and Herling LLP re: tax consequences.

  10.1
     --Buttes Gas & Oil Co. 1992 Nonqualified Stock Option Plan.
      Incorporated by reference to Exhibit 10.35 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1992.

  10.2
     --Form of Stock Option Agreement for options issued pursuant to the 1992 Nonqualified Stock Option Plan. Incorporated by reference to
      Exhibit 10.36 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1992.

  10.3
     --Form of Warrants expiring June 30, 1999 to purchase an aggregate of 150,000 shares of Common Stock of Reunion Industries, Inc.
      Incorporated by reference to Exhibit 10.37 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1992.

  10.4
     --Reunion Resources Company 1993 Incentive Stock Plan. Incorporated by reference to Exhibit 10.34 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1993.

  10.5
     --Form of Stock Option Agreement for options issued pursuant to the 1993 Incentive Stock Plan. Incorporated by reference to Exhibit 10.35 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1993.

  10.6
     --The 1998 Stock Option Plan of Reunion Industries, Inc. Incorporated by reference to Exhibit 2.2 to Registration Statement on Form S-4 (No. 333-56153).

  10.7
     --Form of Stock Option Agreement for options issued pursuant to the 1998 Stock Option Plan of Reunion Industries, Inc. Incorporated by reference to Exhibit 10.7 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1998.

  10.8
     --Loan and Security Agreement dated as of October 16, 1998 among
      Oneida Rostone Corp., Reunion Industries, Inc. and DPL Acquisition Corp. and The CIT Group/Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to Reunion Industries' Current Report on Form 8-K dated October 19, 1998.

  10.9
     --Amendment No. 1 to Loan and Security Agreement dated as of December
      31, 1998 modifying original Loan and Security Agreement dated as of October 16, 1998 among Oneida Rostone Corp., Reunion Industries, Inc. and DPL Acquisition Corp. and The CIT Group/Business Credit, Inc. Incorporated by reference to Exhibit 10.9 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1998.

 10.10
     --Stock Purchase Agreement, dated April 2, 1996, between Tribo
      Petroleum Corporation and Reunion Resources Company. Incorporated by reference to Exhibit 2.1 to Reunion Industries' Current Report on Form 8-K dated April 2, 1996.


 10.11
     --Subordinated Promissory Note Date 1996, made May 24, 1996 by Tri-
      Union Development Corporation in favor of Reunion Industries, Inc. in the original principal amount of $2,200,000. Incorporated by reference to Exhibit 2.2 to Reunion Industries' Current Report on Form 8-K dated May 24, 1996.

 10.12
     --Pledge Agreement dated as of May 24, 1996, between Tribo Petroleum
      Corporation, as pledgor, and Reunion Industries, Inc., as secured party, covering all issued and outstanding capital stock of Tri-Union Development Corporation. Incorporated by reference to Exhibit
      2.3 to Reunion Industries' Current Report on Form 8-K dated May 24,
      1996.

 10.13
     --Guaranty, dated May 24, 1996, made by Tribo Petroleum Corporation in favor of Reunion Industries, Inc. Incorporated by reference to
      Exhibit 2.4 to Reunion Industries' Current Report on Form 8-K dated May 24, 1996.

 10.14
     --Share Purchase Agreement dated October 17, 1996 between Allied Irish
      Banks Holdings and Investments Limited and DPL Acquisition Corp. Incorporated by reference to Exhibit 2.1 to Reunion Industries' Current Report on Form 8-K dated October 17, 1996.

 10.15
     --Stock Purchase Agreement dated as of October 17, 1996 among Frank J.
      Guzikowski, DPL Acquisition Corp., Reunion Industries, Inc., Data Packaging International, Inc. and DPL Holdings, Inc. Incorporated by reference to Exhibit 2.2 to Reunion Industries' Current Report on Form 8-K dated October 17, 1996.

 10.16
     --Asset Purchase Agreement between Oneida Rostone Corp., Quality
      Molded Products, Inc. and Don A. Owen, dated November 18, 1996. Incorporated by reference to Exhibit 2.1 to Reunion Industries' Current Report on Form 8-K dated November 18, 1996.

  11.1
     --Computation of Earnings Per Share. Incorporated by reference to
      Exhibit 11.1 to Reunion Industries Annual Report on Form 10-K for the year ended December 31, 1998.

  21.1
     --List of Subsidiaries of Reunion Industries. Incorporated by reference to Exhibit 21.1 to Reunion Industries' Annual Report on Form 10-K for the year ended December 31, 1998.

  23.1
     --Consent of Independent Public Accountants for Reunion Industries,
      Inc.--PricewaterhouseCoopers LLP.

  23.2
     --Consent of Independent Public Accountants for Chatwins Group, Inc.--
      PricewaterhouseCoopers LLP.

  23.3
     --Consent of Legg Mason Wood Walker, Incorporated.

  23.4
     --Consent of Finn Dixon and Herling LLP (included as part of Exhibits
      8.1 and 8.2)

  23.5
     --Consent of Buchanan Ingersoll Professional Corporation (included as part of Exhibit 5.1)

  24.1
     --Power of Attorney (included on signature page of Post-Effective
      Amendment No. 1 to the Registration Statement.)

  99.1
     --Opinion of Legg Mason Wood Walker, Incorporated. Incorporated by reference from Annex B to the proxy statement/prospectus which is part of this Registration Statement.

  99.2
     --Form of proxy card for the annual meeting of the stockholders of Reunion Industries, Inc.